    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST   , 1997

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                      RIVERWOOD INTERNATIONAL CORPORATION
                            RIVERWOOD HOLDING, INC.
                               RIC HOLDING, INC.

             (Exact name of Registrant as specified in its charter)

               DELAWARE                                  2631                                 84-0772929
               DELAWARE                                  2631                                58-22050241
               DELAWARE                                  2631                                 58-2205497
   (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                  CLASSIFICATION                       IDENTIFICATION NO.)
                                                     CODE NUMBER)

                           --------------------------

                       3350 CUMBERLAND CIRCLE, SUITE 1400
                             ATLANTA, GEORGIA 30339

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                             BILL H. CHASTAIN, ESQ.
                      RIVERWOOD INTERNATIONAL CORPORATION
                       3350 CUMBERLAND CIRCLE, SUITE 1400
                             ATLANTA, GEORGIA 30339
                                 (770) 644-3000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                         ------------------------------

                                    COPY TO:
                           DAVID A. BRITTENHAM, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM        PROPOSED
            TITLE OF EACH CLASS                  AMOUNT TO BE          OFFERING       MAXIMUM AGGREGATE       AMOUNT OF
       OF SECURITIES TO BE REGISTERED             REGISTERED      PRICE PER SHARE(1)  OFFERING PRICE(1)    REGISTRATION FEE
10 5/8% Senior Notes due 2007...............     $250,000,000            100%            $250,000,000         $75,758.00
Riverwood Holding, Inc. Guarantee of 10 5/8%
  Senior Notes due 2007.....................     $250,000,000             *                   *                  None
RIC Holding, Inc. Guarantee of 10 5/8%
  Senior Notes due 2007.....................     $250,000,000             *                   *                  None

*   Not applicable
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

               SUBJECT TO COMPLETION, DATED AUGUST        , 1997

PROSPECTUS

                      RIVERWOOD INTERNATIONAL CORPORATION
                OFFER TO EXCHANGE 10 5/8% SENIOR NOTES DUE 2007,
               FOR ANY AND ALL EXISTING NOTES (AS DEFINED BELOW)

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
              , 1997, UNLESS EXTENDED. AS DESCRIBED HEREIN, WITHDRAWAL RIGHTS WITH RESPECT TO THE EXCHANGE OFFER ARE EXPECTED TO EXPIRE AT THE EXPIRATION OF THE EXCHANGE OFFER.
                            ------------------------

    Riverwood International Corporation, a Delaware corporation ("Riverwood"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal") to exchange up to $250,000,000 aggregate principal amount of its 10 5/8% Senior Notes due 2007 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to a Registration Statement of which this Prospectus is a part, for a like principal amount of its issued and outstanding 10 5/8% Senior Notes due 2007 (the "Existing Notes"). The New Notes and the Existing Notes, as the case may be, are referred to herein as the "Notes." The Existing Notes were originally issued and sold by Riverwood in a transaction that was exempt from registration under the Securities Act (the "Offering") and resold to certain qualified institutional buyers in reliance on, and subject to the restrictions imposed pursuant to, Rule 144A under the Securities Act ("Rule 144A"). The terms of the New Notes are identical in all material respects to the terms of the Existing Notes for which they may be exchanged pursuant to the Exchange Offer, except that the New Notes will have been registered under the Securities Act, and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act.

    Interest on each of the New Notes issued pursuant to the Exchange Offer will accrue from the last interest payment date on which interest was paid or duly provided for on the Existing Notes surrendered in exchange therefor or, if no interest has been paid or duly provided for, from the original date of issuance of the Existing Notes.

    Interest on the Notes is payable semi-annually on February 1 and August 1 of each year, commencing on February 1, 1998. The Notes will mature on August 1, 2007. Except as described below, Riverwood may not redeem the Notes prior to August 1, 2002. On or after such date, Riverwood may redeem the Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time and from time to time on or prior to August 1, 2000, Riverwood may, subject to certain requirements, redeem up to 35% of the original aggregate principal amount of the Notes with the net cash proceeds of one or more Public Equity Offerings (as defined herein) by Riverwood, RIC Holding, Inc., Riverwood's parent ("RIC Holding"), or Riverwood Holding, Inc., RIC Holding's parent ("Holding"), at a price equal to 110.625% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% of the original aggregate principal amount of the Notes remains outstanding after each such redemption. The Notes will not be subject to any sinking fund requirement. Upon the occurrence of a Change of Control (as defined herein), (i) prior to August 1, 2002, Riverwood may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined herein), together with accrued and unpaid interest, if any, to the date of redemption, and (ii) if Riverwood does not so redeem the Notes, each Holder will have the right to require Riverwood to repurchase the Notes at a purchase price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes."

                                                  (COVER CONTINUED ON NEXT PAGE)
                         ------------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING AN INVESTMENT IN THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                                  IS A CRIMINAL OFFENSE.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1997.

    The Notes will be fully and unconditionally guaranteed on an unsecured, senior basis by Holding and RIC Holding and by certain future subsidiaries of Riverwood. The Notes will be unsecured obligations of Riverwood and will be effectively subordinated to all existing and future secured indebtedness of Riverwood and its subsidiaries to the extent of the value of the assets securing such indebtedness, and to all indebtedness of Riverwood's subsidiaries. The Notes will rank PARI PASSU in right of payment with all other Senior Indebtedness (as defined herein) of Riverwood and will rank senior in right of payment to all existing and future Senior Subordinated Indebtedness (as defined herein) and all other subordinated indebtedness of Riverwood. The indenture (the "Indenture") pursuant to which the Existing Notes were issued permits Riverwood and its subsidiaries to incur additional indebtedness, including Senior Indebtedness, subject to certain limitations. See "Description of Notes." At June 28, 1997, on a pro forma basis after giving effect to the Offering and the application of the net proceeds therefrom, the aggregate amount of indebtedness (including the Notes) of Holding and its subsidiaries (the "Company") would have been approximately $1,702.1 million (of which $775.9 million would have been secured indebtedness), and unused commitments of $331.0 million would have been available under the Revolving Facility (as defined herein). At June 28, 1997, on a pro forma basis after giving effect to Offering and the application of the net proceeds therefrom, the aggregate amount of indebtedness of Riverwood's subsidiaries would have been approximately $74.4 million and aggregate unused commitments of approximately $43.2 million would have been available under the Machinery Facility (as defined herein) and the credit facilities of Riverwood's non-U.S. subsidiaries. See "Capitalization" and "Description of Notes--Ranking."

    The Exchange Offer is not conditioned upon any minimum number of Existing Notes tendered. The Exchange Offer will expire at 5:00 p.m., New York City time,
on             , 1997, unless extended by the Company (such date as it may be so extended, the "Expiration Date"). The date of acceptance for exchange of the Existing Notes (the "Exchange Date") will be promptly following the Expiration Date, upon surrender of the Existing Notes. Existing Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable. New Notes to be issued in exchange for properly tendered Existing Notes will be delivered through the facilities of The Depository Trust Company by the Exchange Agent (as defined herein) promptly upon acceptance thereof.

    The Existing Notes were originally issued and sold in a transaction that was exempt from registration under the Securities Act (the "Offering") and resold to certain qualified institutional buyers in reliance on, and subject to the restrictions imposed pursuant to, Rule 144A under the Securities Act ("Rule 144A"). Based on interpretations by the Staff of the Securities and Exchange Commission (the "Commission") as set forth in no-action letters issued to third parties (including EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1988), MORGAN STANLEY & CO. INCORPORATED (available June 5, 1991), K-III COMMUNICATIONS CORPORATION (available July 2, 1993) and SHEARMAN & STERLING (available July 2,
1993)), the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for the Existing Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired Existing Notes directly from the Company or (iii) a broker-dealer who acquired Existing Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (a) such New Notes are acquired in the ordinary course of such holder's business, (b) at the time of the commencement of the Exchange Offer such holder has no arrangement with any person to participate in a distribution of the New Notes and (c) such holder is not engaged in, and does not intend to engage in, a distribution of the New Notes. Holders of the Existing Notes that, at the time of the commencement of the Exchange Offer, are engaged in, intend to engage in, or have an arrangement to engage in, a distribution of the New Notes may not rely on the applicable interpretations of the Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. In addition, since the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the Staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder of Existing Notes that desires to participate in the Exchange Offer will be required to make certain representations described in "The Exchange Offer -- Terms of the Exchange Offer."

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute New Notes in connection with any resale of such New Notes. A broker-dealer that acquired Existing Notes in a transaction other than as part of its market-making activities or other trading activities will not be able to participate in the Exchange Offer. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer electing to exchange Existing Notes, acquired for its own account as a result of market-making activities or other trading activities and for use in connection with any such resale. Any holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. See "The Exchange Offer" and "Plan of Distribution."

    The New Notes may be represented by one or more Global Securities (as defined) registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interest in the Global Securities will be shown on, and transfers will be effected only through, records maintained by the Depositary and its participants. See "Description of New Notes -- Book-Entry, Delivery and Form."

    There has not previously been any public market for the New Notes. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Notes will develop. Moreover, to the extent that Existing Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Existing Notes could be adversely affected. See "Risk Factors -- Absence of Public Market."

    The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to pay the expenses it incurs for the Exchange Offer. No dealer manager is being utilized in connection with the Exchange Offer.

    THE EXCHANGE OFFER IS NOT BEING MADE, NOR WILL THE COMPANY ACCEPT SURRENDER FOR EXCHANGE FROM HOLDERS OF EXISTING NOTES, IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR "BLUE SKY" LAWS OF SUCH JURISDICTION.

                            ------------------------

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement (together with any amendments thereto, the "Registration Statement") on Form S-4 under the Securities Act, with respect to the New Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein and filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the New Notes, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

    Pursuant to the Indenture, Riverwood will, to the extent permitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and whether or not it is subject to Section 13(a) or 15(d) of the Exchange Act, file with the Commission, and provide the trustee for the Notes and the holders of the Notes with copies of, annual and quarterly reports and other information, documents and reports which are required to be filed by a person subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act as if it was subject to such reporting requirements. In accordance with the terms of the 1996 Indentures (as defined herein), the Company files with the Commission annual and quarterly reports and other information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 and such material is contained on the worldwide web site maintained by the Commission at http://www.sec.gov.

                            ------------------------

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, AND THE RELATED NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, "HOLDING" REFERS TO RIVERWOOD HOLDING, INC., "RIVERWOOD" REFERS TO RIVERWOOD INTERNATIONAL CORPORATION, THE "PREDECESSOR" OR THE "PREDECESSOR COMPANY" REFERS TO THE CORPORATION FORMERLY NAMED RIVERWOOD INTERNATIONAL CORPORATION ("RIC") AND ITS SUBSIDIARIES FOR PERIODS PRIOR TO THE MERGER (AS DEFINED HEREIN), AND THE "COMPANY" REFERS TO HOLDING AND ITS SUBSIDIARIES, FOR PERIODS FROM AND AFTER THE MERGER, AND THE PREDECESSOR COMPANY, FOR PERIODS PRIOR TO THE MERGER. SEE "GLOSSARY OF CERTAIN TERMS" FOR DEFINITIONS OF CERTAIN TERMS USED HEREIN.

                                  THE COMPANY

OVERVIEW

    The Company is a leading provider of paperboard and paperboard packaging solutions, either directly or through independent converters, to multinational beverage and consumer products companies, such as Anheuser-Busch Companies, Inc., Miller Brewing Company, numerous Coca-Cola bottling companies, PepsiCo, Inc., Sara Lee Corporation and Mattel, Inc. The Company is one of only two major manufacturers of coated unbleached kraft paperboard ("CUK Board"). CUK Board, which serves as the principal raw material for the Company's packaging products, is a specialized high-quality grade of paperboard with superior strength characteristics and printability for high-resolution graphics that make it particularly well suited for a variety of packaging applications. In order to capitalize on the growth in CUK Board demand, the Company has invested over $1 billion since the beginning of 1992 in expanding its Coated Board business segment. The Company's Coated Board business segment accounted for approximately 88% of the Company's net sales for the nine months ended December 31, 1996. The Company also manufactures and sells linerboard, corrugating medium and kraft paper (collectively, "containerboard") through its Containerboard business segment.

COATED BOARD

    The Company's primary focus is the production and sale of CUK Board for use as multiple packaging beverage cartons ("carrierboard") for beer, soft drinks and other beverages, and folding cartons ("folding cartonboard") for confectionary, frozen and dry foods, toys and other consumer products. The Company sells carrierboard under the brand names Aqua-Kote-Registered Trademark- and Krafbrite-Registered Trademark- and folding cartonboard under the brand names Pearl-Kote-Registered Trademark- and OmniKote.-Registered Trademark- In 1996, carrierboard accounted for approximately 70% of the Company's total CUK Board production.

    The Company utilizes over three-fourths of its carrierboard production in its integrated beverage business and sells the remainder in the open market to independent converters, including licensees of the Company's proprietary carton designs, principally for use in the beverage packaging market. In its integrated beverage business, the Company provides integrated beverage packaging solutions that generally include each of the following elements: (i) the production of carrierboard, (ii) the printing and cutting, or conversion, of carrierboard into beverage cartons for use on packaging machines and (iii) the sale to customers of converted beverage cartons for use on proprietary packaging machines designed, manufactured and installed by the Company. As part of the Company's integrated beverage business, particularly in its international operations, the Company's carrierboard may be sold to and converted by licensees of the Company's beverage carton designs who, in turn, sell converted beverage cartons to end-users for use on the Company's proprietary packaging machines. The Company's integrated beverage business also includes sales of Company produced and converted carrierboard to customers for use on third party packaging machines.

    The Company produces and sells folding cartonboard principally in the open market to independent converters for use in folding cartons for packaging a variety of consumer products. The Company focuses on folding cartonboard applications for consumer products companies seeking the strength and printability of CUK Board. The Company's ability to produce either carrierboard or folding cartonboard on its CUK Board paper machines enables the Company to respond to changes in supply and demand in these businesses. Additionally, at its paper mill in Norrkoping, Sweden (the "Swedish Mill"), the Company manufactures white lined chip board ("WLC"), a coated 100% recycled paperboard grade used principally in European folding cartonboard applications.

    CUK BOARD PRODUCTION. The Company produces CUK Board at its West Monroe, Louisiana mill (the "West Monroe Mill") and its Macon, Georgia mill (the "Macon Mill"). These mills have a current total combined annual production capacity of over one million tons of CUK Board. In February 1997, the Company completed a project to modify the pulp mill at the Macon Mill at a cost of approximately $32 million. In June 1997, the Company completed the conversion of the second Macon Mill linerboard machine to CUK Board production for an expected cost of approximately $85 million, and commenced CUK Board production on the machine. The Company expects that the machine will achieve its full, annual production capacity of approximately 275,000 tons of CUK Board in 18 to 24 months. The Company's CUK Board production at its West Monroe and its Macon Mills was approximately 652,000 tons and 218,000 tons, respectively, for the year ended December 31, 1996.

    CONVERTING OPERATIONS. The Company converts CUK Board as well as other grades of paperboard into cartons at 17 carton converting plants at 16 sites that it operates in the United States, the United Kingdom, Spain, France and Australia, as well as through converting plants associated with its joint ventures in Brazil, Japan and Denmark and licensees in other markets outside the United States. The converting plants print, cut and glue paperboard into cartons designed to meet customer specifications. The Company's U.S. converting plants are dedicated to converting carrierboard produced by the Company into beverage cartons. The Company's international converting plants convert carrierboard and folding cartonboard produced by the Company, as well as paperboard supplied by outside producers, into cartons. In 1996, the Company completed a program begun in 1994 to upgrade certain of its existing domestic converting plants with new printing presses and related equipment, and opened a new converting plant located in Perry, Georgia near the Macon Mill.

    PROPRIETARY PACKAGING MACHINERY AND CARTON DESIGNS. The Company employs a "pull through" marketing strategy in its integrated beverage business, the key elements of which are (i) the design and manufacture of proprietary packaging machines capable of packaging PET and glass bottles, cans and other primary containers, (ii) the installation of the machines at beverage customer locations under multi-year machinery use arrangements and (iii) the development of proprietary beverage cartons with high-resolution graphics for use on those machines.

CONTAINERBOARD

    Through its Containerboard business segment, the Company manufactures containerboard -- linerboard, corrugating medium and kraft paper -- which is sold in the open market. Corrugating medium is combined with linerboard to make corrugated containers. Kraft paper is used primarily to make grocery bags and sacks. With the completion of the upgrade of the second Macon Mill linerboard machine, the Company's principal paper machines have the capacity to produce both linerboard and CUK Board. The Company has in the past used its CUK Board machines to produce linerboard and expects to continue to produce and sell linerboard to respond to changes in supply and demand in its businesses. The Company also continues to operate paper machines dedicated to the production of corrugating medium and kraft paper. In addition to the Company's U.S. containerboard operations, the Company currently owns 50% of Igaras Papeis e Embalagens S.A. ("Igaras"), an integrated containerboard producer located in Brazil.

BUSINESS TRENDS AND INITIATIVES

    The Company's financial performance during 1996 fell significantly short of its business plan, which had anticipated substantial improvements over 1995 results. While the Company's integrated beverage business experienced improved operating results in 1996 compared to 1995 and raw material costs for paperboard generally remained stable or decreased, a number of factors had a substantial negative impact on the Company's results of operations. In the Containerboard business segment, the Company's results were adversely affected primarily by significant declines in market pricing for the Company's containerboard products that began in the latter part of 1995 and continued through 1996 and into 1997. Average market selling prices for linerboard declined from $530 per ton in September 1995 to $290 per ton in May 1997, according to Resource Information Systems, Inc., an economic consulting firm ("RISI"). In the Coated Board business segment, results were adversely affected primarily by significant declines in both selling prices and sales volumes of the Company's open market folding cartonboard. Selling prices were adversely affected by pricing pressures from competing substrates and generally by weakness in domestic and international folding cartonboard markets. Sales volumes declined primarily due to weakness in domestic and international folding cartonboard markets, as well as product quality problems at the West Monroe Mill and the Company's delay in lowering its folding cartonboard selling prices in response to pricing decreases for competing substrates, each of which resulted in the loss of certain customer accounts and folding cartonboard applications.

    The Company is pursuing a number of long-term initiatives to address the factors discussed above and to improve productivity and profitability. First, with the completion of the upgrade of the second Macon Mill linerboard machine, the Company has further reduced capacity dedicated to linerboard production, as part of its strategy to emphasize the production and sale of CUK Board and CUK Board-based products. Second, the Company has taken actions to increase open market folding cartonboard sales above 1996 levels. The Company has established key account relationships with a number of major independent converters, involving multi-year commitments by the Company to supply a significant portion of these customers' requirements for CUK Board. Certain multinational consumer products companies have specified the Company's folding cartonboard for their cartons, and the Company intends to pursue additional relationships of this type. The Company believes that it has addressed and corrected the West Monroe product quality issues that negatively impacted 1996 sales volumes. In addition, the Company is undertaking a comprehensive, long-term marketing initiative aimed at potential new folding cartonboard applications. Third, the Company has undertaken a profit center reorganization of its operations, implemented a number of cost savings measures, effected several management changes and, as part of its ongoing reevaluation of current operations and assets, has reduced planned capital expenditures and begun a Company-wide inventory reduction initiative.

    The Company's profit center reorganization of its operations is designed to
(i) focus on profitability, (ii) reevaluate the Company's commitment of assets to business sectors with relatively lower profitability, (iii) provide greater control over costs and revenues and (iv) enhance managerial autonomy and accountability. A major initial project was the reorganization of the Company's North American beverage operations into three business units, each of which is a separate profit center serving a different customer market segment. To date, the Company's cost savings measures have consisted of streamlining and consolidating international and other operations to eliminate duplication and excess overhead. These measures have included the sale or closure of (i) the Company's last folding cartonboard converting plant in the U.S., located in Kankakee, Illinois,
(ii) a beverage multiple packaging converting plant in Bakersfield, California,
(iii) packaging machinery manufacturing facilities in Marietta, Georgia and Koln, Germany, and (iv) the trucking transportation operations in West Monroe, Louisiana, as well as the consolidation and realignment of certain operations in the U.S., Australia and Europe. The Company's management changes include the hiring of Stephen M. Humphrey as President and Chief Executive Officer in March 1997 and the replacement of the managers of certain key Company operations. The Company continues to evaluate its current operations and assets with a view to rationalizing its operations and improving profitability, in particular with respect to its international converting assets and strategy. See "-- Recent Developments," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy."

STRATEGY

    The Company's strategy is to profitably expand its position as a leader in CUK Board-based paperboard packaging. To implement its strategy, the Company is emphasizing the production and sale of CUK Board and CUK Board-based products through its Coated Board business segment, while utilizing its linerboard production capacity to respond to changes in supply and demand in its businesses. The principal components of the Company's strategy are as follows:

    - Continue to develop proprietary packaging machinery and innovative proprietary carton designs, and increase installation of packaging machines at customers' facilities with a focus on the overall profitability of the integrated beverage packaging solutions provided to existing and new customers.

    - Increase CUK Board production capacity through completion of the start-up phase of the second Macon Mill paper machine over the next two years and utilize this additional capacity to lower production costs and increase efficiency by optimizing mill scheduling and machine yields.

    - Increase the Company's market share in folding cartonboard markets by targeting applications for which the Company believes its folding cartonboard offers competitive advantages.

    - Continue to implement the Company's profit center reorganization of its operations and cost savings measures, and continue to evaluate its current operations and assets with a view to rationalization and profitability improvements.

    - Position the Company over the long-term to provide integrated beverage packaging solutions to multinational soft drink and beer companies as they expand internationally.

                                THE TRANSACTIONS

    On July 28, 1997, Riverwood sold the Existing Notes to Chase Securities Inc., Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Initial Purchasers"), which resold the Existing Notes to qualified institutional buyers. The Company applied the net proceeds of the sale of the Existing Notes to prepay a portion of the term loan and other borrowings under its Senior Secured Credit Agreement (as defined herein), including a portion of the outstanding revolving credit borrowings thereunder. The application of the proceeds did not involve any revolving credit commitment reduction. In connection with these prepayments, financial and other covenants in the Company's Credit Agreements (as defined herein) were amended to reflect the Company's recent financial results and market and operating conditions, as well as the sale of the Existing Notes and the prepayment of term loan and other borrowings under the Senior Secured Credit Agreement. Covenant modifications under the Credit Agreements included the elimination of the minimum consolidated net worth requirement, reductions in minimum interest coverage ratio and EBITDA requirements and reductions in permitted capital expenditures. See "Use of the Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition, Liquidity and Capital Resources" and "Description of Senior Secured Credit Facilities."

                        USE OF PROCEEDS OF THE OFFERING

    The Company will not receive any proceeds from the Exchange Offer. As described above under "The Transactions," the net proceeds from the sale of the Existing Notes, were used to prepay a portion of the term loan and other borrowings under the Senior Secured Credit Agreement, including a portion of the outstanding revolving credit borrowings thereunder.

                             THE EXCHANGE OFFERING

Registration Agreement.....  The Existing Notes were issued on July 28, 1997 to the Initial
                             Purchasers. The Initial Purchasers resold the Existing Notes to certain qualified institutional buyers in reliance on, and subject to the restrictions imposed pursuant to, Rule 144A of the Securities Act. In connection therewith, Riverwood and the
                             Initial Purchasers entered into the Registration Rights
                             Agreement, dated as of July 28, 1997 (the "Registration Rights
                             Agreement"), providing, among other things, for the Exchange
                             Offer. See "The Exchange Offer."

The Exchange Offer.........  New Notes are being offered in exchange for an equal principal amount of Existing Notes. As of the date hereof, $250,000,000 aggregate principal amount of Existing Notes is outstanding.
                             Existing Notes may be tendered only in integral multiples of
                             $1,000.

Resale of New Notes........  Based on interpretations by the Staff of the Commission as set forth in no-action letters issued to third parties (including
                             EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1988),
                             MORGAN STANLEY & CO. INCORPORATED (available June 5, 1991),
                             K-III COMMUNICATIONS CORPORATION(available July 2, 1993) and
                             SHEARMAN & STERLING (available July 2, 1993)), the Company believes that the New Notes issued pursuant to the Exchange
                             Offer may be offered for resale, resold or otherwise
                             transferred by any holder thereof (other than any such holder that is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without
                             compliance with the registration and prospectus delivery
                             provisions of the Securities Act, provided that (i) such New
                             Notes are acquired in the ordinary course of business, (ii) at the time of the commencement of the Exchange Offer such holder has no arrangement or understanding with any person to
                             participate in a distribution of the New Notes and (iii) such holder is not engaged in, and does not intend to engage in, a distribution of the New Notes. By tendering Existing Notes in exchange for New Notes, each holder will represent to the
                             Company that: (i) it is not such an affiliate of the Company,
                             (ii) any New Notes to be received by it will be acquired in the ordinary course of business and (iii) at the time of the
                             commencement of the Exchange Offer it had no arrangement with any person to participate in a distribution of the New Notes and, if such holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of New
                             Notes. If a holder of Existing Notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the Commission as set forth in such no-action letters, and must comply with the registration and prospectus delivery requirements of the
                             Securities Act in connection with any secondary resale
                             transaction.

                             Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes in
                             connection with any resale of such New Notes. The Letter of
                             Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.
                             This Prospectus, as it may be amended or supplemented from time to time, may be used by such a broker-dealer in connection with resales of New Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date, and ending on the close of business 90 days after the Expiration Date, it will make this Prospectus available to any such participating broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                             To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. The Company has agreed, pursuant to the Registration Rights Agreement and
                             subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or "blue sky" laws of such jurisdictions as may be necessary to permit the holders of New Notes to trade the New Notes without any material restrictions or limitations under the securities laws of the several states of the United States.

Consequences of Failure      Upon consummation of the Exchange Offer, subject to certain
  to Exchange Existing       limited exceptions, holders of Existing Notes who do not
  Notes....................  exchange their Existing Notes for New Notes in the Exchange
                             Offer will no longer be entitled to registration rights and will not be able to offer or sell their Existing Notes, unless such Existing Notes are subsequently registered under the
                             Securities Act (which, subject to certain limited exceptions, the Company will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the
                             Securities Act and applicable state securities laws. See "The
                             Exchange Offer -- Terms of the Exchange Offer" and "--
                             Consequences of Failure to Exchange."

Expiration Date............  5:00 p.m., New York City time, on            , 1997 (30
                             calendar days following the commencement of the Exchange
                             Offer), unless the Exchange Offer is extended by the Company in its sole discretion, in which case the term "Expiration Date"
                             means the latest date and time to which the Exchange Offer is extended.

Interest on the New          The New Notes will accrue interest at a rate of 10 5/8% per
  Notes....................  annum from July 28, 1997, the issue date of the Existing Notes or the most recent date to which interest is paid on the
                             Existing Notes. Interest on the New Notes is payable on
                             February 1 and August 1 of each year, commencing on February 1,
                             1998.

Conditions to the            The Exchange Offer is not conditioned upon any minimum
  Exchange Offer...........  principal amount of Existing Notes being tendered for exchange.
                             However, the Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The
                             Exchange Offer -- Conditions." Except for the requirements of applicable federal and state securities laws, there are no federal or state regulatory requirements to be complied with by the Company in connection with the Exchange Offer.

Procedures for Tendering     Each holder of Existing Notes wishing to accept the Exchange
  Existing Notes...........  Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with any other required documentation to the Exchange Agent (as defined herein) at the address set forth herein and effect a tender of Existing Notes pursuant to the procedures for book-
                             entry transfer as provided for herein. See "The Exchange Offer
                             -- Procedures for Tendering" and "-- Book Entry Transfer."
                             Certain other procedures may apply with respect to certain book-entry transfers. See "The Exchange Offer--Exchanging
                             Book-Entry Notes."

Guaranteed Delivery          Holders of Existing Notes who wish to tender their Existing
  Procedures...............  Notes and who cannot deliver their Existing Notes and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date may tender their Existing Notes according to the guaranteed delivery procedures set forth in
                             "The Exchange Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights..........  Tenders of Existing Notes may be withdrawn to any time prior to
                             5:00 p.m., New York City time, on the Expiration Date. To
                             withdraw a tender of Existing Notes, a written or facsimile transmission notice of withdrawal must be received by the
                             Exchange Agent at its address set forth herein under "The
                             Exchange Offer -- Exchange Agent" prior to 5:00 p.m., New York
                             City time, on the Expiration Date.

Acceptance of Existing       Subject to certain conditions, any and all Existing Notes that
  Notes and Delivery of      are properly tendered in the Exchange Offer prior to 5:00 p.m.,
  New Notes................  New York City time, on the Expiration Date will be accepted for exchange. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See
                             "The Exchange Offer -- Terms of the Exchange Offer."

Certain U.S. Tax             The exchange of Existing Notes for New Notes pursuant to the
  Consequences.............  Exchange Offer should not constitute a taxable exchange by its holder for U.S. federal income tax purposes. Accordingly, the holder should not recognize any taxable gain or loss. See
                             "Certain Federal Income Tax Considerations."

Exchange Agent/Trustee.....  State Street Bank and Trust Company, the trustee under the
                             Indenture (the "Trustee"), is serving as exchange agent, (in such capacity the "Exchange Agent"), in connection with the
                             Exchange Offer.

Fees and Expenses..........  Expenses incident to the Company's consummation of the Exchange
                             Offer and compliance with the Registration Agreement will be borne by the Company. See "The Exchange Offer -- Fees and
                             Expenses."

Use of Proceeds............  The Company will not receive any proceeds from the Exchange
                             Offer. The net proceeds from the sale of Existing Notes were used to prepay a portion of the term loans and other borrowings under the Company's Senior Secured Credit Agreement (as defined herein), including a portion of the outstanding revolving
                             credit borrowings thereunder. See "Use of Proceeds."

                         SUMMARY OF TERMS OF NEW NOTES

    The Exchange Offer relates to the exchange of up to $250,000,000 aggregate principal amount of Existing Notes for an equal aggregate principal amount of New Notes. New Notes will be entitled to the benefits of the same indenture that governs the Existing Notes and will govern the New Notes (the "Indenture"). The form and terms of the New Notes are identical in all material respects to the form and terms of the Existing Notes, except that the New Notes will have been registered under the Securities Act, and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act. See "Description of Notes."

Issuer.....................  Riverwood International Corporation.

Securities Offered.........  $250.0 million aggregate principal amount of 10 5/8% Senior
                             Notes due 2007.

Maturity...................  August 1, 2007.

Interest Payment Dates.....  February 1 and August 1 of each year, commencing on February 1,
                             1998.

Sinking Fund...............  None.

Optional Redemption........  Except as described below, Riverwood may not redeem the Notes prior to August 1, 2002. On or after such date, Riverwood may redeem the Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time and from time to time on or prior to August 1, 2000, Riverwood may, subject to certain requirements, redeem up to 35% of the
                             original aggregate principal amount of the Notes with the net cash proceeds of one or more Public Equity Offerings by
                             Riverwood, RIC Holding or Holding at a price equal to 110.625%
                             of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest, if any, to the date of
                             redemption, provided that at least 65% of the original
                             aggregate principal amount of the Notes remains outstanding after each such redemption. See "Description of Notes --
                             Optional Redemption."

Change of Control..........  Upon the occurrence of a Change of Control, (i) prior to August
                             1, 2002, Riverwood may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium, together with accrued and unpaid interest, if any, to the date of redemption, and (ii) if
                             Riverwood does not so redeem the Notes, each Holder will have the right to require Riverwood to repurchase the

                             Notes at a purchase price in cash equal to 101% of the
                             principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. The Facilities (as defined herein), however, prohibit the purchase of the Notes by
                             Riverwood in the event of a Change of Control, unless and until such time as the indebtedness under the Facilities are repaid in full. See "Description of Notes" and "Description of Senior
                             Secured Credit Facilities." There can be no assurance that sufficient funds will be available if necessary to make any such required repurchases.

Note Guarantees............  The Notes will be fully and unconditionally guaranteed on an unsecured, senior basis by Holding and RIC Holding and by
                             certain future subsidiaries of Riverwood (each a "Note
                             Guarantor"). See "Description of Notes -- Note Guarantees."

Ranking....................  The Notes will be unsecured obligations of Riverwood and will rank PARI PASSU in right of payment with all existing and
                             future Senior Indebtedness of Riverwood and will rank senior in right of payment to all existing and future Senior Subordinated
                             Indebtedness of Riverwood and all other subordinated
                             indebtedness of Riverwood. The Notes will also be effectively subordinated to all existing and future secured indebtedness of
                             Riverwood and its subsidiaries to the extent of the value of the assets securing such indebtedness, and to all indebtedness of Riverwood's subsidiaries. See "Description of Notes --
                             Ranking."

Restrictive Covenants......  The Indenture governing the Notes limits (i) the incurrence of additional indebtedness by Riverwood and its subsidiaries, (ii)
                             the redemption of capital stock of Riverwood, the payment of dividends on capital stock of Riverwood and the redemption of certain subordinated obligations of Riverwood, (iii) other restricted payments, (iv) sales of assets and subsidiary stock,
                             (v) transactions with affiliates, (vi) the existence of liens,
                             (vii) certain sale and leaseback transactions and (viii)
                             consolidations, mergers and transfers of all or substantially all Riverwood's assets. The Indenture also prohibits certain restrictions on distributions from subsidiaries. All of these limitations and prohibitions are subject to a number of
                             important qualifications and exceptions. See "Description of
                             Notes -- Certain Covenants."

Absence of a Public Market   The New Notes are new securities for which there presently is for the Notes............  no established market. Although the Initial Purchasers have informed Riverwood that they currently intend to make a market in the New Notes, the Initial Purchasers are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the New
                             Notes. The Existing Notes are eligible for trading by qualified buyers in the PORTAL market. Riverwood does not intend to apply for listing of the New Notes on any securities exchange or for quotation of the Notes through the National Association of
                             Securities Dealers Automated Quotation System. See "Transfer
                             Restrictions," "Risk Factors -- Absence of Public Market;
                             Restrictions on Transfer" and "Plan of Distribution."

                                  RISK FACTORS

    Prospective investors should carefully consider all the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth below and discussed in detail under "Risk Factors" for risks involved with an investment in the Notes, including: (i) risks relating to substantial leverage and debt service obligations; (ii) pricing weakness and variability; (iii) risks relating to the Company's strategy; (iv) risk of future losses; (v) risks relating to New Macon Mill capacity; reliance on two mills;
(vi) competition; (vii) cost of raw materials; (viii) risks associated with international operations; (ix) risks relating to certain Louisiana tax matters;
(x) environmental regulation and expenditures; (xi) restrictive financing covenants; (xii) note guarantees subject to holding company structure; unsecured status of the Notes; (xiii) change of control; (xiv) control of the Company;
(xv) fraudulent transfer considerations; (xvi) absence of a public market; restrictions on transfer; and (xvi) forward looking statements. See "Risk Factors."

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth summary historical consolidated financial data with respect to the Company and the Predecessor as of and for the periods ended on the dates indicated. The summary historical consolidated statement of operations data for the years ended December 31, 1994 and 1995, the three months ended March 27, 1996 and the nine months ended December 31, 1996 and the summary historical consolidated balance sheet data as of December 31, 1995 and 1996 are derived from the audited consolidated financial statements of the Company and the Predecessor included elsewhere in this Prospectus. The summary historical consolidated financial data for the three months ended June 29, 1996 and the six months ended June 28, 1997 are derived from the unaudited condensed consolidated financial statements of the Company included elsewhere in this Prospectus. Such unaudited condensed consolidated financial statements, in the opinion of the Company's management, include all adjustments necessary for the fair presentation of the financial condition and results of operations for the Company for such period and as of such date. This information should be read in conjunction with the consolidated financial statements of the Company and the Predecessor and the related notes thereto appearing elsewhere in this Prospectus (the "Consolidated Financial Statements") and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary historical consolidated statement of operations data for the years ended December 31, 1992 and 1993 and the summary historical consolidated balance sheet data as of December 31, 1992, 1993 and 1994 are derived from audited consolidated financial statements of the Predecessor that are not included in this Prospectus. As a result of, among other things, the Merger, purchase accounting and the effect of the disposition of substantially all of the assets of the U.S. Timberlands/Wood Products business segment, the financial data of the Company and the Predecessor are not comparable in all material respects.

                                                  PREDECESSOR                                       COMPANY
                            -------------------------------------------------------  -------------------------------------
                                                                           THREE        NINE         THREE         SIX
                                                                          MONTHS       MONTHS       MONTHS       MONTHS
                                     YEAR ENDED DECEMBER 31,               ENDED        ENDED        ENDED        ENDED
                            ------------------------------------------   MARCH 27,    DECEMBER     JUNE 29,     JUNE 28,
                              1992       1993       1994       1995        1996       31, 1996       1996         1997
                            ---------  ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                             (DOLLARS IN MILLIONS)                           (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS
  DATA (A):
Net sales.................  $ 1,118.2  $ 1,120.4  $ 1,282.8  $ 1,342.3   $   293.6    $   852.1    $   293.9    $   561.2
Gross profit..............      259.3      221.2      287.6      292.2        60.9        117.8         41.5         67.3
Income (loss) from
  operations (b)..........      146.1       83.5      154.2      133.1        15.7          1.4          6.1         (1.5)
Interest expense..........       74.8       87.1       93.2      105.7        26.4        145.8         49.8         80.9
(Loss) income from
  continuing operations...       43.8        3.2       10.3       45.5        (2.1)      (130.3)       (36.6)       (76.5)
Income from discontinued
  operations..............         --         --         --         --          --         35.5         15.4           --
Net income (loss)(c)......       43.8        1.1        2.4       45.5        (2.1)      (105.1)       (21.3)       (76.5)
OTHER FINANCIAL DATA (A):
EBITDA (d)................  $   210.7  $   183.4  $   210.2  $   263.7   $    56.1    $   148.6    $    64.8    $    72.7
Adjusted EBITDA(e)........      163.5      120.3      137.9      205.9        39.4        103.8         45.9         72.7
Depreciation, amortization
  and cost of timber
  harvested...............       84.8       94.0       95.0       92.6        24.4        100.8         39.9         65.7
Capital expenditures
  (f).....................      378.6      288.9      240.2      170.1        44.1        132.3         34.3         88.8
Cash interest expense
  (g).....................       68.5       80.6       87.3      101.1        25.4        133.9         46.0         74.2
Ratio of EBITDA to cash
  interest expense........        3.1x       2.3x       2.4x       2.6x        2.2x         1.1x         1.4x         1.0x

                                                  PREDECESSOR                                       COMPANY
                            -------------------------------------------------------  -------------------------------------
                                                                           THREE        NINE         THREE         SIX
                                                                          MONTHS       MONTHS       MONTHS       MONTHS
                                     YEAR ENDED DECEMBER 31,               ENDED        ENDED        ENDED        ENDED
                            ------------------------------------------   MARCH 27,    DECEMBER     JUNE 29,     JUNE 28,
                              1992       1993       1994       1995        1996       31, 1996       1996         1997
                            ---------  ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                             (DOLLARS IN MILLIONS)                           (DOLLARS IN MILLIONS)
Ratio of earnings to fixed
  charges (h).............        1.9         (h)       1.3        1.4          (h)          (h)          (h)          (h)
OTHER OPERATING DATA:
Coated board mill
  production (thousands of
  tons):
Carrierboard..............      397.7      390.6      484.2      615.1       170.7        435.3        168.3        307.8
Folding cartonboard.......      209.4      225.7      246.4      312.0        62.5        201.6         78.0        139.8
WLC.......................      111.0      120.0      127.2      131.1        29.1         90.5         29.0         57.2
                            ---------  ---------  ---------  ---------  -----------  -----------  -----------  -----------
Total coated board........      718.1      736.3      857.8    1,058.2       262.3        727.4        275.3        504.8
Containerboard mill
  production (thousands of
  tons) (i)...............      455.7      672.1      605.7      469.5        95.3        392.7         99.7        173.7

                                                       PREDECESSOR                         COMPANY
                                        ------------------------------------------  ----------------------
                                                 DECEMBER 31,                        DECEMBER
                                        -------------------------------                 31,      JUNE 28,
                                          1992       1993       1994       1995        1996        1997
                                        ---------  ---------  ---------  ---------  -----------  ---------
                                                  (DOLLARS IN MILLIONS)             (DOLLARS IN MILLIONS)
BALANCE SHEET DATA (AT PERIOD END)
  (A):
Cash, cash equivalents and marketable
  securities..........................  $   154.0  $   143.8  $   120.3  $    37.2   $    17.4   $    12.2
Total working capital (j).............      186.9      221.4      135.5      166.0        58.8        52.5
Net property, plant, equipment, timber
  and timberlands.....................    1,318.3    1,462.2    1,395.8    1,466.1     1,675.2     1,676.8
Total assets..........................    1,904.0    2,070.3    2,102.3    2,201.3     2,671.5     2,649.9
Total debt............................      961.9    1,089.1    1,087.2    1,114.5     1,585.4     1,694.0
Shareholders' equity..................      477.2      500.1      516.3      562.3       654.2       559.9

------------------------

(a) On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment for approximately $550 million in cash. The operating results for the U.S. Timberlands/Wood Products business segment have been classified as discontinued operations for the nine months ended December 31, 1996. Discontinued operations of the U.S. Timberlands/Wood Products business segment have not been reclassified in the Predecessor's Statement of Operations. See Note 28 to the audited Consolidated Financial Statements for results of operations of the U.S. Timberlands/Wood Products business segment for periods prior to the date of the sale. Pro forma interest expense and pro forma income (loss) from continuing operations for the nine months ended December 31, 1996 would have been approximately $122.7 million and approximately $(107.2 million), respectively, if the sale of substantially all the assets of the U.S. Timberlands/Wood Products business segment and the prepayment of term loan and revolving credit borrowings under the Senior Secured Credit Agreement with the proceeds from such sale had occurred as of March 26, 1996.

(b) On December 29, 1994, the Predecessor sold approximately 50% of its investment in Igaras, an integrated containerboard producer located in Brazil, which produces linerboard, corrugating medium and corrugated boxes, after first spinning off a wholly owned subsidiary to operate the Predecessor's packaging machinery operations in Brazil. Prior to that date, the Predecessor included the results of operations of Igaras in its consolidated financial statements through the date of the sale. Subsequent to December 29, 1994, neither the Company nor the Predecessor consolidates Igaras, but instead reports its investment in Igaras using the equity method of accounting. The Company currently owns 50% of the common stock of Igaras. See "Business -- Containerboard."

(c) Net income (loss) for the nine months ended December 31, 1996 and the year ended December 31, 1994 included an Extraordinary Loss on Early Extinguishment of Debt of $10.3 million and $7.9 million, respectively, net of tax where applicable. See Note 22 to the audited Consolidated Financial Statements. Net income for the year ended December 31, 1993 included a charge of $2.1 million, net of tax, for the cumulative effect of a change in accounting for postemployment benefits.

(d) EBITDA is defined as consolidated net income (exclusive of non-cash charges resulting from purchase accounting) before consolidated interest expense, consolidated income taxes, consolidated depreciation and amortization, cost of timber harvested and other non-cash charges deducted in determining consolidated net income and extraordinary items and the cumulative effect of accounting changes and earnings of, but including dividends from, non-controlled affiliates. EBITDA reflects the sale of approximately 50% of Igaras as if the sale occurred as of December 31, 1991 and thus excludes the EBITDA of Igaras but includes dividends actually received from Igaras. EBITDA also excludes certain Other Costs of the Predecessor and excludes Purchased Asset Costs (as defined herein) resulting from purchase accounting during periods subsequent to the Merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Overview" and "-- General." The Company believes that EBITDA provides useful information regarding the Company's debt service ability, but should not be considered in isolation or as a substitute for the consolidated statement of income or cash flow data prepared in accordance with generally accepted accounting principles and included herein.

(e) Adjusted EBITDA is defined as EBITDA (see note (d)) less the EBITDA of the U.S. Timberlands/ Wood Products business segment for periods prior to its sale on October 18, 1996.

(f) Capital expenditures include amounts invested in packaging machinery and capitalized interest. Capital expenditures in 1992, 1994, and 1995 include $201.5 million, $7.8 million, and $13.2 million, respectively, related to the acquisition of businesses.

(g) Cash interest expense is defined as interest expense less amortization of debt issuance costs and less interest income. Pro forma cash interest expense for the nine months ended December 31, 1996 and the six months ended June 28, 1997 would have been approximately $139.3 million and $76.0 million, respectively, after giving effect to the Offering at an interest rate for the Notes of 10.625%, and prepayment of term loan and other borrowings under the Senior Secured Credit Agreement had occurred on March 26, 1996.

(h) The ratio of earnings to fixed charges is calculated by dividing (1) income before income taxes, equity in net earnings of (but including dividends from) non-controlled affiliates, extraordinary items and the cumulative effect of accounting changes before fixed charges and income taxes by (2) fixed charges which consist of interest expense, capitalized interest, and one-third of rent expense. Earnings before income taxes and fixed charges were insufficient to cover fixed charges by $16.8 million, $10.9 million, $42.9 million, $140.3 million and $83.2 million for the year ended December 31, 1993, the three months ended March 27, 1996, the three months ended June 29, 1996, the nine months ended December 31, 1996, and the six months ended June 28, 1997, respectively. Assuming the sale of substantially all the assets of the U.S. Timberlands/Wood Products business segment and the prepayment of term loan and revolving credit borrowings under the Senior Secured Credit Agreement with the proceeds from such sale had occurred as of March 26, 1996, pro forma earnings before income taxes and fixed charges would have been insufficient to cover pro forma fixed charges by approximately $117.2 million for the nine months ended December 31, 1996.

(i) For comparative purposes, containerboard production is presented as if the sale of approximately 50% of Igaras occurred as of December 31, 1991. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Accordingly, containerboard production from Igaras for the years ended December 31, 1992, 1993, and 1994, respectively, is not included in the consolidated operating data. Containerboard production for 1992 and 1993 reflects the purchase of the Macon Mill and consequent increases in containerboard production. The Company acquired the Macon Mill in July 1992; containerboard production from the Macon Mill for the first half of 1992 is not included in total 1992 containerboard production.

(j) Total working capital is defined as current assets less current liabilities.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE TENDERING THEIR EXISTING NOTES FOR NEW NOTES, HOLDERS OF EXISTING NOTES SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, WHICH ARE GENERALLY APPLICABLE TO THE EXISTING NOTES AND THE NEW NOTES.

RISKS RELATING TO SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

    In connection with the Merger in March 1996, the Company incurred substantial indebtedness, resulting in its highly leveraged capital structure. In connection with the Merger, the Company entered into a credit agreement (as amended, the "Senior Secured Credit Agreement"), which, as of July 31, 1997, provides for senior secured credit facilities (the "Senior Secured Credit Facilities") consisting of $645.0 million in outstanding term loans under a term loan facility (the "Term Loan Facility"), and a $400.0 million revolving credit facility (the "Revolving Facility"). In addition, Riverwood International Machinery, Inc. ("RIMI"), a wholly owned subsidiary of Riverwood, entered into a credit agreement (as amended, the "Machinery Credit Agreement," and together with the Senior Secured Credit Agreement, the "Credit Agreements") providing for a $140.0 million secured revolving credit facility (the "Machinery Facility," and together with the Senior Secured Credit Facilities, the "Facilities") for the purpose of financing or refinancing packaging machinery. In connection with the Merger, the Company also completed an offering of $250.0 million aggregate principal amount of 10 1/4% Senior Notes due 2006 (the "1996 Senior Notes") and $400.0 million aggregate principal amount of 10 7/8% Senior Subordinated Notes due 2008 (the "Senior Subordinated Notes" and together with the 1996 Senior Notes, the "1996 Notes"). On July 28, 1997, the Company completed the Offering of $250.0 million aggregate principal amount of the Existing Notes.

    As of June 28, 1997, on a pro forma basis after giving effect to the application of the net proceeds of the Offering, the Company would have had an aggregate principal amount (excluding unused commitments) of $1,693.7 million of outstanding long-term debt, and redeemable common stock and shareholders' equity of $557.4 million. Total amounts outstanding under the Revolving Facility were $206.0 million as of June 28, 1997. See "Capitalization." The Company's earnings before income taxes and fixed charges were insufficient to cover fixed charges by $140.3 million for the nine months ended December 31, 1996 and $83.2 million for the six months ended June 28, 1997. Scheduled term loan principal payments under the Term Loan Facility will be approximately $1 million, $3 million, $4 million, $4 million, $120 million, $173 million, $184 million and $156 million for each of the years 1997 through 2004, respectively. The Revolving Facility will mature in March 2003 and the Machinery Facility will mature in March 2001, with all amounts then outstanding becoming due. The Company's Australian revolving credit facility matures in September 1998, with all amounts then outstanding becoming due. The total amount outstanding under this facility was $22.0 million at May 31, 1997. The Indenture permits the Company to incur or guarantee additional indebtedness, including indebtedness under the Facilities, subject to certain limitations and the Company has additional borrowing capacity on a revolving credit basis under the Facilities. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Senior Secured Credit Facilities," "Description of Machinery Facility," and "Description of Notes."

    The Company's high degree of leverage could have important consequences to the holders of the Notes, including but not limited to the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) certain of the Company's borrowings will be at variable rates of interest, which will expose the Company to the risk of increased interest rates;
(iv) the indebtedness outstanding under the Facilities is secured and will mature prior to the maturity of the Notes; and (v) the Company's flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, and the Company may be more vulnerable to a downturn in general economic conditions or its business or be unable to carry out capital spending that is important to its growth strategy and productivity improvement programs.

    The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control, including operating difficulties, increased operating costs, market cyclicality, product prices, the response of competitors, regulatory developments, and delays in implementing strategic projects. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to further reduce or delay capital expenditures, sell additional assets, or seek to obtain additional equity capital, or to restructure its debt. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of interest on and principal of its indebtedness in the future, or that any such alternative measures would be successful or would permit the Company to meet its scheduled debt service obligations. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom.

PRICING WEAKNESS AND VARIABILITY

    The Company's ability to meet its debt service and other obligations will depend in significant part on the selling prices that the Company realizes for its open market folding cartonboard and containerboard products.

    In its Coated Board business segment, the Company historically has experienced moderate cyclical pricing for its folding cartonboard, which is principally sold in the open market to independent converters. In 1996, excess supply of competing substrates and soft demand drove open market folding cartonboard selling prices down, and selling prices fell more rapidly than they had historically. Weakness in open market folding cartonboard (including depressed selling prices), particularly in Europe, has continued in 1997. Depressed selling prices for the Company's open market folding cartonboard have had, and in the future could have, a significant negative impact on the Company's cash flow. There can be no assurance that these depressed prices will improve in the future. In addition, although prices for the Company's carrierboard have been relatively stable, there can be no assurance that competitive factors will not adversely affect such prices in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company's Containerboard business segment operates in markets that historically have experienced significant fluctuations in selling prices. Selling prices in 1996 and through June 1997 for the Company's containerboard products were significantly below selling prices in 1995. Since late 1996, selling prices of the Company's containerboard products have been below related total production costs. The Company's inability to maintain the selling prices of its containerboard products has had, and in the future could have, a significant negative impact on the Company's cash flow. There can be no assurance that the depressed selling prices for the Company's containerboard products will improve in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Notwithstanding the steps taken by the Company to improve its operating results, at the depressed selling prices for open market folding cartonboard and containerboard that have prevailed since 1996, the Company's cash flow from operations has been less than its debt service and maintenance capital expenditure requirements. Accordingly, the Company's long-term prospects will depend on its realizing improved pricing for these products. See "Management's Discussion and Analysis of Financial, Condition and Results of Operations -- Financial Condition, Liquidity and Capital Resources."

RISKS RELATING TO THE COMPANY'S STRATEGY

    The Company's ability to meet its debt service and other obligations will depend in significant part on the extent to which the Company can implement successfully its business strategy. There can be no assurance that the Company will be able to fully implement its strategy or that the anticipated results of its strategy will be realized. The components of the Company's strategy are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company. See "-- Risks Relating to New Macon Mill Capacity; Reliance on Two Mills,"
"-- Competition," "-- Risks Associated with International Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy."

RISK OF FUTURE LOSSES

    The Company had net losses of $105.1 million and $76.5 million for the nine months ended December 31, 1996 and the six months ended June 28, 1997, respectively. The Company expects to incur a net loss in the third quarter of 1997 and net losses in subsequent periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS RELATING TO NEW MACON MILL CAPACITY; RELIANCE ON TWO MILLS

    The West Monroe Mill and the Macon Mill have a current combined annual production capacity of over one million tons of CUK Board. In June 1997, the Company completed the upgrade of the second Macon Mill paper machine for an expected cost of approximately $85 million. The Company expects that the machine will achieve its full annual production capacity of approximately 275,000 tons of CUK Board in 18 to 24 months. The Company currently estimates that it will take several years for coated board markets to absorb the significant increase in the Company's CUK Board capacity resulting from the Macon Mill upgrade, and in the interim, the Company will use excess capacity for production of linerboard, subject to market conditions. The Company expects to sell a significant portion of its additional CUK Board production in open markets, principally internationally. There can be no assurance that additional CUK Board output can be sold in these markets or that such additional CUK Board can be sold without experiencing price reductions. Efficient start-up and production of CUK Board from the upgraded second Macon Mill machine is dependent upon many manufacturing process and engineering factors, and there can be no assurance that the Company will not experience equipment failures, lengthy shut-downs or other disruptions in production during the start-up process.

    All of the Company's CUK Board is produced at its West Monroe and Macon Mills. Any prolonged disruption in either facility's production due to labor difficulties, equipment failure, destruction of or material damage to such facility, or other reasons, could have a material adverse effect on the Company's results of operations. While the Company maintains property and business interruption insurance (other than for labor-related disruptions), there can be no assurance that the proceeds of such insurance would be adequate to repair or rebuild its facilities in such event or to compensate the Company for losses incurred during the period of any such disruption. See "Business -- Properties."

COMPETITION

    There are only two major producers worldwide of CUK Board, the Company and The Mead Corporation ("Mead"). The Company faces significant competition in its CUK Board business segment from Mead. Like the Company, Mead is an integrated provider of CUK Board that manufactures and converts CUK Board, designs and places packaging machines with customers and sells CUK Board in the open market. The highly leveraged nature of the Company could limit the Company's ability to respond to market conditions or to make necessary or desirable capital expenditures as effectively as Mead, which is not as leveraged as the Company. In addition, there can be no assurance that there will not be new entrants in the CUK Board market segment.

    The Company's folding cartonboard sales are affected by competition from Mead's CUK Board and from other substrates: solid bleached sulfate ("SBS") and recycled clay coated news ("CCN") and, internationally, WLC and folding boxboard ("FBB"). There are a large number of suppliers of paperboard for folding carton applications. CUK Board competes in niche applications in folding cartonboard markets, serving only a small portion thereof. Suppliers of paperboard in these markets compete primarily on the basis of quality, service and price. There can be no assurance that the Company will be able to continue to compete successfully in folding cartonboard markets.

    In the beverage packaging industry, CUK Board competes with plastics and corrugated packaging for secondary packaging of bottles, cans and other primary containers. For multiple packages of fewer than 12 units, CUK Board is generally more expensive than these alternative materials, when measured as secondary packaging cost per ounce of fluid. However, for multiple packages of 12 units or more, CUK Board is generally less expensive than competing packaging materials. In addition to price, CUK Board competes with these materials on the basis of quality of graphics, carton designs and consumer acceptance. See "Business -- Coated Board -- Competition."

COST OF RAW MATERIALS

    Amounts paid by the Company for pine pulpwood, hardwood and recycled fibers (including old corrugated containers ("OCC")), used in the manufacture of paperboard, and various chemicals used in the coating of CUK Board, represent the largest components of the Company's variable costs of CUK Board and containerboard production. The cost of these materials is subject to market fluctuations caused by factors beyond the Company's control. OCC pricing tends to be very volatile. With the October 1996 sale of the Company's timberlands, the Company now relies on private land owners and the open market for all of its virgin and recycled fiber requirements (except for CUK Board clippings from its converting operations). Under the terms of the sale of those timberlands, the Company and the buyer, Plum Creek Timber Company, L.P., entered into a 20-year supply agreement, with a 10-year renewal option, for the purchase by the Company, at market-based prices, of a majority of the West Monroe Mill's requirements for pine pulpwood and residual chips, as well as a portion of the Company's needs for hardwood pulpwood at the West Monroe Mill. While the Company has not experienced any significant difficulty in obtaining adequate supplies of virgin or recycled fiber for its West Monroe Mill or Macon Mill, there can be no assurance that this will continue to be the case for either such mill. Moreover, significant increases in the cost of these materials, to the extent not reflected in prices for the Company's products, could have a material adverse effect on the Company's results of operations. See "Business -- Coated Board -- Raw Materials."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company operates facilities in nine countries, either directly or through its joint ventures, and sells its products in approximately 50 countries. For the nine months ended December 31, 1996, net sales of the Company's products outside the United States totalled approximately $303.5 million (prior to intercompany eliminations), representing approximately 33.4% of the Company's net sales (prior to intercompany eliminations) for the nine months ended December 31, 1996. The Company's equity in net earnings of Igaras was $17.3 million for that period. As a result, the Company is subject to risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates, imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions by foreign governments. No assurance can be given that such risks will not have a material adverse effect on the Company in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

RISKS RELATING TO CERTAIN LOUISIANA TAX MATTERS

    During 1997, the Company has paid $33.1 million in estimated state income taxes, including $27.5 million in Louisiana income tax, relating to its 1996 election in connection with the Merger to step up the tax basis of its assets. The Company's calculation of its Louisiana tax was based on state law in effect at the time of the Merger, including a 1993 amendment. In May 1997, the Louisiana Supreme Court declared the 1993 amendment to be void under the Louisiana constitution, retroactive to 1993. It is possible that the voiding of the 1993 amendment could result in the Company being required to pay significant additional Louisiana income tax relating to the election (plus interest on the additional tax). After consultation with Louisiana tax counsel, the Company believes that it has a reasonable basis for filing its Louisiana income tax return for 1996 (which is due in November 1997) without the payment of any additional tax due to the voiding of the 1993 amendment. There can be no assurance, however, that the Company would ultimately prevail on this issue if Louisiana were to challenge such filing position. If the Company were not to prevail in such a challenge, significant additional Louisiana income tax relating to the election could be payable. Management estimates that the maximum amount of such additional tax is approximately $50 million (plus statutory interest on any additional tax). The Company intends to file its tax return without the payment of additional tax due to the voiding of the 1993 amendment, and management believes that the additional tax ultimately paid (if any) would be substantially less than the estimated maximum amount, although no assurance can be given in this regard. The Company and its advisors are continuing to study this situation. Since the law is unclear and the amounts involved could be significant, it may be several years before this matter is resolved. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Tax Matters Relating to the Merger."

ENVIRONMENTAL REGULATION AND EXPENDITURES

    The Company is committed to compliance with all applicable environmental laws and regulations throughout the world. Environmental law is, however, dynamic rather than static. As a result, costs, which are unforeseeable at this time, may be incurred when new laws are enacted, and when environmental agencies promulgate or revise rules and regulations.

    In late 1993, the United States Environmental Protection Agency (the "EPA") proposed regulations (generally referred to as the "cluster rules") that would mandate more stringent controls on air and water discharges from United States pulp and paper mills. In 1996, the EPA released additional information regarding the proposed cluster rules. Based on this information, the Company expects that the cluster rules may be finally promulgated in 1997 and estimates the capital spending that may be required to comply with the cluster rules could reach $55 million to be spent at its two U.S. paper mills over an eight-year period beginning in 1997. The Company anticipates that the majority of this spending for compliance with the cluster rules will occur later in the eight-year period. The Company had no capital spending during the first half of 1997 related to compliance with the cluster rules.

    The Company is engaged in environmental remediation projects for certain properties currently owned or operated by the Company and certain properties divested by the Company for which responsibility was retained for pre-existing conditions. The Company's costs in some instances cannot be reliably estimated until the remediation process is substantially underway. To address these contingent environmental costs, the Company has accrued reserves when such costs are probable and can be reasonably estimated. The Company believes that, based on current information and regulatory requirements, the accruals established by the Company for environmental expenditures are adequate. Based on current knowledge, to the extent that additional costs may be incurred that exceed the accrued reserves, such amounts are not expected to have a material impact on the results of operations, cash flows, or financial condition of the Company, although no assurance can be given that material costs will not be incurred in connection with clean-up activities at these properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters" and "Business -- Environmental Matters."

RESTRICTIVE FINANCING COVENANTS

    The Credit Agreements contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay the Notes or amend the Indenture, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates, and will otherwise restrict corporate activities. In addition, under the Credit Agreements, the Company is required to comply with specified financial ratios and tests, including minimum EBITDA and interest coverage ratio requirements. In connection with the sale of substantially all of the assets of the U.S. Timberlands/Wood Products business segment in October 1996, financial and other covenants in the Credit Agreements were modified to reflect such sale as well as the Company's financial results and market and operating conditions. In connection with the consummation of the Offering, financial and other covenants in the Credit Agreements were modified. See "Description of Senior Secured Credit Facilities" and "Description of Machinery Facility." The indentures governing the 1996 Senior Notes and the Senior Subordinated Notes (together, the "1996 Indentures", and together with the Indenture, the "Note Indentures") also contain certain restrictive covenants. See "Description of 1996 Notes." The Indenture for the Notes also contains restrictive covenants substantially similar to the covenants applicable to the 1996 Senior Notes. See "Description of Notes."

    The Company's ability to comply with the covenants and restrictions contained in the Credit Agreements, or the Note Indentures may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any such covenants or restrictions could result in a default under either Credit Agreement, the relevant Note Indenture that would permit the applicable lenders under the Facilities (the "Senior Secured Lenders") or the holders of the relevant 1996 Notes or the Notes, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the applicable Senior Secured Lenders to make further extensions of credit under the applicable Facilities could be terminated. If the Company were unable to repay its indebtedness to its Senior Secured Lenders, such lenders could proceed against the collateral securing such indebtedness. See "Description of Senior Secured Credit Facilities" and "Description of Machinery Facility."

NOTE GUARANTEES SUBJECT TO HOLDING COMPANY STRUCTURE; UNSECURED STATUS OF THE
  NOTES

    Holding is a holding company with no independent operations and no significant assets other than the capital stock of RIC Holding. Holding, therefore, will be dependent upon the receipt of dividends or other distributions from RIC Holding to fund any obligations that it incurs, including obligations under its guarantee of the Notes (the "Holding Note Guarantee"). RIC Holding is also a holding company with no significant independent operations and no significant assets other than the capital stock of Riverwood. RIC Holding will, therefore, be dependent upon the receipt of dividends or other distributions from Riverwood to fund any obligations that it incurs, including obligations under its guarantee of the Notes (together with the Holding Note Guarantee, the "Note Guarantees"). The Indenture does not, however, permit distributions from Riverwood to Holding or RIC Holding, other than for certain specified purposes as described under "Description of Notes -- Certain Covenants -- Limitation on Restricted Payments and Investments." The Credit Agreements and the 1996 Indentures contain similar or more restrictive provisions. See "Description of Senior Secured Credit Facilities," "Description of Machinery Facility" and "Description of 1996 Notes." Accordingly, if Riverwood should at any time be unable to pay interest on or principal of the Notes, it is highly unlikely that Riverwood or RIC Holding will be able to distribute the funds necessary to enable RIC Holding or Holding, respectively, to meet its obligations under its respective Note Guarantees.

    The Indenture permits the Company to incur certain secured indebtedness, including indebtedness under the Credit Agreements, which is secured by a lien on substantially all of the assets of the Company, including pledges of all or a portion of the capital stock of certain of the Company's subsidiaries. The Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, if an event of default occurs under the Facilities, the Senior Secured Lenders will have a prior right to the assets of the Company, to the exclusion of the holders of the Notes. In such event, such assets would first be used to repay in full all amounts outstanding under the Credit Agreements, resulting in all or a portion of the Company's assets being unavailable to satisfy the claims of the holders of Notes and other unsecured indebtedness.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control (as defined in the Indenture), the Company may be required to make an offer to purchase all of the outstanding Notes at a price equal to 101% of the principal amount thereof at the date of purchase plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of certain events that would constitute a Change of Control would constitute a default under the Credit Agreements. In addition, the Credit Agreements prohibit the purchase of the Notes by the Company in the event of a Change of Control, unless and until such time as the indebtedness under the Facilities is repaid in full. The Company's failure to purchase the Notes in such instance would result in a default under the Credit Agreements and the 1996 Indentures. The inability to repay the indebtedness under the Facilities or the 1996 Indentures, if accelerated, would also constitute an event of default under the Indenture, which could have materially adverse consequences to the Company and to the holders of the Notes. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Facilities, the 1996 Notes and the Notes. Future Senior Indebtedness of the Company may also contain prohibitions of certain events or transactions that could constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. See "Description of Notes -- Change of Control" and "Description of Senior Secured Credit Facilities."

CONTROL OF THE COMPANY

    Holding's largest stockholders, (i) Clayton, Dubilier & Rice Fund V Limited Partnership ("CD&R Fund V"), a Cayman Islands exempted limited partnership, an investment fund managed by Clayton, Dubilier & Rice, Inc. ("CD&R"), and (ii) FIMA Finance Management Inc. ("FIMA"), each own approximately 30% of the outstanding Class A Common Stock of Holding (together with the Class B Common Stock of Holding, the "Holding Common Stock"). The general partner of CD&R Fund V is CD&R Associates V Limited Partnership ("Associates V"), a Cayman Islands exempted limited partnership. CD&R Fund V is entitled to nominate five persons (one of which is a designee of Chase Equity Associates, L.P.) to the Board of Directors (the "Board") of each of Holding, RIC Holding and Riverwood, and FIMA is entitled to nominate two persons to each such Board pursuant to the terms of a Stockholders' Agreement entered into among Holding and each of the Equity Investors (as defined herein) (the "Stockholders' Agreement"). See "Management -- Directors and Executive Officers -- Election and Compensation of Directors." Pursuant to such Stockholders' Agreement, the Chairman of the Board of Holding, RIC Holding and Riverwood is selected from the CD&R Fund V nominees. Accordingly, CD&R and FIMA exercise significant influence over the board of directors and business and operations of the Company.

    CD&R received an initial annual fee of $500,000 (and reimbursement of out-of-pocket expenses) for providing management, consulting, monitoring and financial advisory services to the Company. Pursuant to a consulting agreement, so long as CD&R Fund V has an investment in the Company, CD&R will continue to receive such fee. Holding, RIC Holding and Riverwood have entered into an indemnification agreement in favor of CD&R, CD&R Fund V and certain related persons and entities. See "Certain Relationships and Related Transactions -- CD&R and CD&R Fund V."

FRAUDULENT TRANSFER CONSIDERATIONS

    If, under relevant federal and state fraudulent transfer and conveyance statutes, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of Riverwood, Holding or RIC Holding, a court were to find that, at the time the Notes were issued by Riverwood or guaranteed by Holding or RIC Holding, (a) Riverwood issued or Holding or RIC Holding guaranteed the Notes with the intent of hindering, delaying or defrauding current or future creditors or (b) (i) Riverwood, Holding or RIC Holding received less than reasonably equivalent value or fair consideration for issuing or guaranteeing the Notes, as applicable, and (ii) Riverwood, Holding or RIC Holding, as the case may be, (A) was insolvent or was rendered insolvent by reason of the incurrence or guarantee, as applicable, of the indebtedness constituting the Notes, (B) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (C) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes) or (D) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), such court could avoid or subordinate the Notes or the Note Guarantees to presently existing and future indebtedness of Riverwood, Holding or RIC Holding and take other action detrimental to the holders of the Notes, including, under certain circumstances, invalidating the Notes or the Note Guarantees.

    The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, however, Riverwood, Holding or RIC Holding would be considered insolvent if, at the time it incurs or guarantees, as the case may be, the indebtedness constituting the Notes, either (i) the sum of its debts (including contingent liabilities) is greater than its assets, at a fair valuation, or (ii) the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured. There can be no assurance as to what standards a court would use to determine whether Riverwood, Holding or RIC Holding, as the case may be, was solvent at the relevant time, or whether, whatever standard was used, the Notes or Note Guarantees would not be avoided on another of the grounds set forth above.

    Riverwood, Holding and RIC Holding believe that at the time the Existing Notes were initially issued by Riverwood and guaranteed by Holding and RIC Holding, Riverwood, Holding and RIC Holding (i) was (a) neither insolvent nor rendered insolvent thereby, (b) in possession of sufficient capital to run their respective businesses effectively and (c) incurring debts within their respective abilities to pay as the same mature or become due and (ii) had sufficient assets to satisfy any probable money judgment against them in any pending action. Riverwood, Holding and RIC Holding also believe that at the time the New Notes will initially be issued by Riverwood and guaranteed by Holding and RIC Holding Riverwood, Holding and RIC Holding (i) will be (a) neither insolvent nor rendered insolvent thereby, (b) in possession of sufficient capital to run their respective businesses effectively and (c) incurring debts within their respective abilities to pay as the same mature or become due and
(ii) will have sufficient assets to satisfy any probable money judgment against them in any pending action. In reaching the foregoing conclusions, Riverwood, Holding and RIC Holding relied upon their analyses of internal cash flow projections (which, among other things, assume that the Company will in the future realize certain selling price and volume increases and favorable changes in product mix) and estimated values of assets and liabilities of the Company. There can be no assurance, however, that a court passing on such questions would reach the same conclusions.

ABSENCE OF PUBLIC MARKET

    The New Notes are new securities for which there presently is no established market and none may develop. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the New Notes, the Initial Purchasers are not obligated to do so and any such market making may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the Exchange Offer or the effectiveness of a shelf registration statement in lieu thereof. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Existing Notes are eligible for trading by qualified buyers in the PORTAL market. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation of the Notes through the National Association of Securities Dealers Automated Quotation System. See "Transfer Restrictions" and "Plan of Distribution."

    To the extent that Existing Notes are tendered and accepted in the Exchange Offer, the trading market for the remaining untendered or tendered but not accepted Existing Notes could be adversely affected. Because the Company anticipates that most holders of the Existing Notes will elect to exchange such Existing Notes for New Notes due to the absence of restrictions on the resale of New Notes under the Securities Act, the Company anticipates that the liquidity of the market for any Existing Notes remaining after the consummation of the Exchange Offer may be substantially limited.

    The liquidity of, and trading market for, the Notes also may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

FORWARD-LOOKING STATEMENTS

    This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, and in particular, concerning the likelihood of the Company's success in implementing its business strategy. Forward-looking statements are made based upon management's expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management. There are certain important factors that could cause actual results to differ materially from estimates reflected in such forward-looking statements, including those risk factors discussed herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Trends and Initiatives" and "-- Information Concerning Forward-Looking Statements."

                                USE OF PROCEEDS

    There will be no cash proceeds payable to the Company from the issuance of the New Notes pursuant to the Exchange Offer. The net proceeds (after deducting the discount to the Initial Purchasers and offering expenses) to Riverwood from the Offering were approximately $242 million. Riverwood applied the net proceeds from the Offering as follows: (i) $105.0 million to refinance a portion of the Tranche A Term Loans under the Senior Secured Credit Agreement (the "Tranche A Term Loans"), (ii) $50.0 million to refinance the Tranche D Loan under the Senior Secured Credit Agreement (the "Tranche D Loan") and (iii) the remainder to prepay outstanding revolving credit borrowings under the Senior Secured Credit Agreement. In connection with such application of proceeds, certain financial and other covenants in the Company's Credit Agreements were amended. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition, Liquidity and Capital Resources" and "Description of Senior Secured Credit Facilities."

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of June 28, 1997 and as adjusted to give effect to the Offering and the use of proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto, all included elsewhere in this Prospectus.

                                                                                     ACTUAL       AS ADJUSTED
                                                                                 JUNE 28, 1997   JUNE 28, 1997
                                                                                 --------------  --------------
                                                                                     (DOLLARS IN MILLIONS)
Long-Term Debt:
Revolving Facility(a)..........................................................   $      206.0    $       69.0
Tranche A Term Loans...........................................................          350.0           245.0
Tranche B Term Loans...........................................................          285.2           285.2
Tranche C Term Loans...........................................................          114.8           114.8
Machinery Facility.............................................................           35.0            35.0
Senior Notes due 2006..........................................................          250.0           250.0
Existing Notes.................................................................             --           250.0
Senior Subordinated Notes due 2008.............................................          400.0           400.0
Other Long-Term Debt...........................................................           44.7            44.7
                                                                                 --------------  --------------
Total Long-Term Debt...........................................................        1,685.7         1,693.7
Redeemable Common Stock and Shareholders' Equity(b)............................          559.9           557.4(c)
                                                                                 --------------  --------------
Total Capitalization...........................................................   $    2,245.6    $    2,251.1

------------------------

(a) Riverwood applied approximately $87 million of the net proceeds of the Offering and $50.0 million in proceeds from the Tranche D Loan to prepay borrowings under the Revolving Facility in an aggregate amount of approximately $137 million. See "Use of Proceeds" and "Description of Senior Secured Credit Facilities."

(b) The amount of Redeemable Common Stock at June 28, 1997 was $9.4 million.

(c) Reflects a non-cash, extraordinary charge from early extinguishment of debt of approximately $2.5 million, net of tax, related to the refinancing of $105.0 million of the Tranche A Term Loans.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected historical consolidated financial data with respect to the Company and the Predecessor as of and for the periods ended on the dates indicated. The selected historical consolidated statement of operations data for the years ended December 31, 1994 and 1995, the three months ended March 27, 1996 and the nine months ended December 31, 1996 and the selected historical consolidated balance sheet data as of December 31, 1995 and 1996 are derived from the audited consolidated financial statements of the Company and the Predecessor included elsewhere in this Prospectus. The selected historical consolidated financial data for the three months ended June 29, 1996 and the six months ended June 28, 1997 are derived from the unaudited condensed consolidated financial statements of the Company included elsewhere in this Prospectus. Such unaudited condensed consolidated financial statements, in the opinion of the Company's management, include all adjustments necessary for the fair presentation of the financial condition and results of operations for the Company for such period and as of such date. This information should be read in conjunction with the Consolidated Financial Statements appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated statement of operations data for the years ended December 31, 1992 and 1993 and the selected historical consolidated balance sheet data as of December 31, 1992, 1993 and 1994 are derived from audited consolidated financial statements of the Predecessor that are not included in this Prospectus. As a result of, among other things, the Merger, purchase accounting and the effect of the disposition of substantially all of the assets of the U.S. Timberlands/Wood Products business segment, the financial data of the Company and the Predecessor are not comparable in all material respects.

                                                             PREDECESSOR                                  COMPANY
                                       -------------------------------------------------------  ---------------------------
                                                                                      THREE                        THREE
                                                                                     MONTHS          NINE         MONTHS
                                           YEAR ENDED DECEMBER 31,                    ENDED      MONTHS ENDED      ENDED
                                       -------------------------------              MARCH 27,    DECEMBER 31,    JUNE 29,
                                         1992       1993       1994       1995        1996           1996          1996
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
                                                        (DOLLARS IN MILLIONS)                      (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA (A):
Net sales............................  $ 1,118.2  $ 1,120.4  $ 1,282.8  $ 1,342.3   $   293.6     $    852.1     $   293.9
Costs and expenses:
Cost of sales........................      858.9      899.2      995.2    1,050.1       232.7          734.3         252.4
Selling, general and
  administrative.....................      107.7      125.0      131.1      126.2        30.9           99.8          31.6
Research, development and
  engineering........................        5.8        8.8        9.4        9.9         2.0            7.4           1.8
Other costs (b)......................        1.1        0.8        1.3       21.5        11.1         --            --
Restructuring of operations
  costs, net (c).....................     --            8.0     --         --          --             --            --
Other income (expense), net..........        1.4        4.9        8.4       (1.5)       (1.2)          (9.2)         (2.0)
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
Total costs and expenses.............      972.1    1,036.9    1,128.6    1,209.2       277.9          850.7         287.8
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
Income (loss) from operations (d)....      146.1       83.5      154.2      133.1        15.7            1.4           6.1
Interest income......................        5.5        4.8        3.5        2.0         0.3            0.7           0.2
Interest expense.....................       74.8       87.1       93.2      105.7        26.4          145.8          49.8
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
(Loss) income from continuing
  operations before income taxes and
  equity in net earnings of
  affiliates.........................       76.8        1.2       64.5       29.4       (10.4)        (143.7)        (43.5)
Income tax expense (benefit).........       33.0       (2.0)      54.2       18.8        (3.4)           4.2          (2.3)
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
(Loss) income from continuing
  operations before equity in net
  earnings of affiliates.............       43.8        3.2       10.3       10.6        (7.0)        (147.9)        (41.2)
Equity in net earnings of
  affiliates.........................     --         --         --           34.9         4.9           17.6           4.6
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
(Loss) income from continuing
  operations.........................       43.8        3.2       10.3       45.5        (2.1)        (130.3)        (36.6)


                                       SIX MONTHS
                                          ENDED
                                        JUNE 28,
                                          1997
                                       -----------

STATEMENT OF OPERATIONS DATA (A):
Net sales............................   $   561.2
Costs and expenses:
Cost of sales........................       493.9
Selling, general and
  administrative.....................        61.3
Research, development and
  engineering........................         2.5
Other costs (b)......................      --
Restructuring of operations
  costs, net (c).....................      --
Other income (expense), net..........        (5.0)
                                       -----------
Total costs and expenses.............       562.7
                                       -----------
Income (loss) from operations (d)....        (1.5)
Interest income......................         0.2
Interest expense.....................        80.9
                                       -----------
(Loss) income from continuing
  operations before income taxes and
  equity in net earnings of
  affiliates.........................       (82.2)
Income tax expense (benefit).........         2.7
                                       -----------
(Loss) income from continuing
  operations before equity in net
  earnings of affiliates.............       (84.9)
Equity in net earnings of
  affiliates.........................         8.4
                                       -----------
(Loss) income from continuing
  operations.........................       (76.5)

                                                             PREDECESSOR                                  COMPANY
                                       -------------------------------------------------------  ---------------------------
                                                                                      THREE                        THREE
                                                                                     MONTHS          NINE         MONTHS
                                           YEAR ENDED DECEMBER 31,                    ENDED      MONTHS ENDED      ENDED
                                       -------------------------------              MARCH 27,    DECEMBER 31,    JUNE 29,
                                         1992       1993       1994       1995        1996           1996          1996
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
                                                        (DOLLARS IN MILLIONS)                      (DOLLARS IN MILLIONS)
Income from discontinued operations,
  net of tax of $0...................     --         --         --         --          --               35.5          15.4
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
(Loss) income before extraordinary
  item and cumulative effect of
  accounting changes, net of tax.....       43.8        3.2       10.3       45.5        (2.1)         (94.8)        (21.3)
Extraordinary loss on early
  extinguishment of debt, net of tax
  (e)................................     --         --           (7.9)    --          --              (10.3)       --
Cumulative effect of accounting
  changes, net of tax (e)............     --           (2.1)    --         --          --             --            --
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
Net income (loss) (e)................  $    43.8  $     1.1  $     2.4  $    45.5   $    (2.1)    $   (105.1)    $   (21.3)
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------

OTHER FINANCIAL DATA (A):
EBITDA (f)...........................  $   210.7  $   183.4  $   210.2  $   263.7   $    56.1     $    148.6     $    64.8
Adjusted EBITDA (g)..................      163.5      120.3      137.9      205.9        39.4          103.8          45.9
Depreciation, amortization and cost
  of timber harvested................       84.8       94.0       95.0       92.6        24.4          100.8          39.9
Capital expenditures (h).............      378.6      288.9      240.2      170.1        44.1          132.3          34.3
Cash interest expense(i).............       68.5       80.6       87.3      101.1        25.4          133.9          46.0
Ratio of EBITDA to cash interest
  expense............................        3.1x       2.3x       2.4x       2.6x        2.2x           1.1x          1.4x
Ratio of earnings to fixed charges
  (j)................................        1.9         (j)       1.3        1.4          (j)            (j)           (j)

OTHER OPERATING DATA:
Coated board mill production
  (thousands of tons):
Carrierboard.........................      397.7      390.6      484.2      615.1       170.7          435.3         168.3
Folding cartonboard..................      209.4      225.7      246.4      312.0        62.5          201.6          78.0
WLC..................................      111.0      120.0      127.2      131.1        29.1           90.5          29.0
                                       ---------  ---------  ---------  ---------  -----------  --------------  -----------
Total coated board...................      718.1      736.3      857.8    1,058.2       262.3          727.4         275.3
Containerboard mill production
  (thousands of tons) (k)............      455.7      672.1      605.7      469.5        95.3          392.7          99.7

                                       SIX MONTHS
                                          ENDED
                                        JUNE 28,
                                          1997
                                       -----------
Income from discontinued operations,
  net of tax of $0...................      --
                                       -----------
(Loss) income before extraordinary
  item and cumulative effect of
  accounting changes, net of tax.....       (76.5)
Extraordinary loss on early
  extinguishment of debt, net of tax
  (e)................................      --
Cumulative effect of accounting
  changes, net of tax (e)............
                                       -----------
Net income (loss) (e)................   $   (76.5)
                                       -----------
                                       -----------
OTHER FINANCIAL DATA (A):
EBITDA (f)...........................   $    72.7
Adjusted EBITDA (g)..................        72.7
Depreciation, amortization and cost
  of timber harvested................        65.7
Capital expenditures (h).............        88.8
Cash interest expense(i).............        74.2
Ratio of EBITDA to cash interest
  expense............................         1.0x
Ratio of earnings to fixed charges
  (j)................................          (j)
OTHER OPERATING DATA:
Coated board mill production
  (thousands of tons):
Carrierboard.........................       307.8
Folding cartonboard..................       139.8
WLC..................................        57.2
                                       -----------
Total coated board...................       504.8
Containerboard mill production
  (thousands of tons) (k)............       173.7

                                                           PREDECESSOR                      COMPANY
                                                 -------------------------------  ---------------------------
                                                                                                                AS ADJUSTED(M)
                                                     DECEMBER 31,
                                      ------------------------------------------   DECEMBER 31,    JUNE 28,        JUNE 28,
                                        1992       1993       1994       1995          1996          1997            1997
                                      ---------  ---------  ---------  ---------  --------------  -----------  ----------------

                                                (DOLLARS IN MILLIONS)
BALANCE SHEET DATA (AT PERIOD END)
  (A):
Cash, cash equivalents and
  marketable securities.............  $   154.0  $   143.8  $   120.3  $    37.2    $     17.4     $    12.2      $     12.2
Total working capital (l)...........      186.9      221.4      135.5      166.0          58.8          52.5            52.5
Net property, plant and equipment,
  timber and timberlands............    1,318.3    1,462.2    1,395.8    1,466.1       1,675.2       1,676.8         1,676.8
Total assets........................    1,904.0    2,070.3    2,102.3    2,201.3       2,671.5       2,649.9         2,656.4
Total debt..........................      961.9    1,089.1    1,087.2    1,114.5       1,585.4       1,694.0         1,702.0
Shareholders' equity................      477.2      500.1      516.3      562.3         654.2         559.9           557.4

------------------------

(a) On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/Wood Products business segment for approximately $550 million in cash. The operating results for the U.S. Timberlands/Wood Products business segment have been classified as discontinued operations for the nine months ended December 31, 1996. Discontinued operations of the U.S. Timberlands/Wood Products business segment have not been reclassified in the Predecessor's Statement of Operations. See Note 28 to the audited Consolidated Financial Statements for results of operations of the U.S. Timberlands/Wood Products business segment for periods prior to the date of the sale. Pro forma interest expense and income (loss) from continuing operations for the nine months ended December 31, 1996 would have been approximately $122.7 million and approximately $(107.2 million), respectively, if the sale of substantially all the assets of the U.S. Timberlands/Wood Products business segment and the prepayment of term loan and revolving credit borrowings under the Senior Secured Credit Agreement with the proceeds from such sale had occurred as of March 26, 1996.

(b) Other costs include expenses associated with stock-based compensation plans resulting primarily from the increase in the closing price of the Predecessor's common stock on the New York Stock Exchange from related grant prices, and accrued expenses related to the Predecessor's review of strategic alternatives.

(c) The Restructuring of operations costs, net, in 1993, in the amount of approximately $8.0 million, consist of a $25.0 million pre-tax charge for the costs related to restructuring and consolidating certain operations and an approximately $17.0 million pre-tax gain on the sale of non-strategic timberlands.

(d) On December 29, 1994, the Predecessor sold approximately 50% of its investment in Igaras, an integrated containerboard producer located in Brazil, which produces linerboard, corrugating medium and corrugated boxes, after first spinning off a wholly owned subsidiary to operate the Predecessor's packaging machinery operations in Brazil. Prior to that date, the Predecessor included the results of operations of Igaras in its consolidated financial statements through the date of the sale. Subsequent to December 29, 1994, neither the Company nor the Predecessor consolidates Igaras, but instead reports its investment in Igaras using the equity method of accounting. The Company currently owns 50% of the common stock of Igaras. See "Business -- Containerboard."

(e) Net income (loss) for the nine months ended December 31, 1996 and the year ended December 31, 1994 included an Extraordinary Loss on Early Extinguishment of Debt of $10.3 million and $7.9 million, respectively, net of tax where applicable. See Note 22 to the audited Consolidated Financial Statements. Net income (loss) for the year ended December 31, 1993 included a charge of $2.1 million, net of tax, for the cumulative effect of a change in accounting for postemployment benefits.

(f) EBITDA is defined as consolidated net income (exclusive of non-cash charges resulting from purchase accounting) before consolidated interest expense, consolidated income taxes, consolidated depreciation and amortization, cost of timber harvested and other non-cash charges deducted in determining consolidated net income and extraordinary items and the cumulative effect of accounting changes and earnings of, but including dividends from, non-controlled affiliates. EBITDA reflects the sale of approximately 50% of Igaras as if the sale occurred as of December 31, 1991 and thus excludes the EBITDA of Igaras but includes dividends actually received from Igaras. EBITDA also excludes certain Other Costs of the Predecessor and excludes Purchased Asset Costs (as defined herein) resulting from purchase accounting during periods subsequent to the Merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Overview" and "-- General." The Company believes that EBITDA provides useful information regarding the Company's debt service ability, but should not be considered in isolation or as a substitute for the consolidated statement of income or cash flow data prepared in accordance with generally accepted accounting principles and included herein.

(g) Adjusted EBITDA is defined as EBITDA (see note (f)) less the EBITDA of the U.S. Timberlands/Wood Products business segment for periods prior to its sale on October 18, 1996.

(h) Capital expenditures include amounts invested in packaging machinery and capitalized interest. Capital expenditures in 1992, 1994, and 1995 include $201.5 million, $7.8 million and $13.2 million, respectively, related to the acquisition of businesses.

(i) Cash interest expense is defined as interest expense less amortization of debt issuance costs and less interest income. Pro forma cash interest expense for the nine months ended December 31, 1996 and the six months ended June 28, 1997 would have been approximately $139.3 million and $76.0 million, respectively, after giving effect to the Offering, at an interest rate for the Notes of 10.625%, and prepayment of term loan and other borrowings under the Senior Secured Credit Agreement had occurred on March 26, 1996.

(j) The ratio of earnings to fixed charges is calculated by dividing (1) income before income taxes, equity in net earnings of (but including dividends from non controlled affiliates), extraordinary items and the cumulative effect of accounting changes before fixed charges and income taxes by (2) fixed charges which consist of interest expense, capitalized interest and one-third of rent expense. Earnings before income taxes and fixed charges were insufficient to cover fixed charges by $16.8 million, $10.9 million, $83.2 million, $140.3 million and $42.9 million for the year ended December 31, 1993, the three months ended March 27, 1996, the three months ended June 29, 1996, the nine months ended December 31, 1996, and the six months ended June 28, 1997, respectively. Assuming the sale of substantially all the assets of the U.S. Timberlands/Wood Products business segment and the prepayment of term loan and revolving credit borrowings under the Senior Secured Credit Agreement with the proceeds from such sale had occurred as of March 26, 1996, pro forma earnings before income taxes and fixed charges would have been insufficient to cover pro forma fixed charges by approximately $117.2 million for the nine months ended December 31, 1996.

(k) For comparative purposes, containerboard production is presented as if the sale of approximately 50% of Igaras occurred as of December 31, 1991. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Accordingly, containerboard production from Igaras for the years ended December 31, 1992, 1993, and 1994, respectively, is not included in the consolidated operating data. Containerboard production for 1992 and 1993 reflects the purchase of the Macon Mill and consequent increases in containerboard production. The Company acquired the Macon Mill in July 1992; containerboard production from the Macon Mill for the first half of 1992 is not included in total 1992 containerboard production.

(l) Total working capital is defined as current assets less current liabilities.

(m) As adjusted to reflect the Offering and application of proceeds therefrom.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements of the Company contained elsewhere in this Prospectus (the "Consolidated Financial Statements").

OVERVIEW

    As a result of the Merger, purchase accounting, the effect of the disposition of substantially all of the U.S. Timberlands/Wood Products business segment and certain Other Costs of the Predecessor, the results of operations of the Company for periods subsequent to the Merger are not comparable in all material respects to the results of operations of the Predecessor for periods prior to the Merger.

THE MERGER AND PURCHASED ASSET COSTS

    On March 27, 1996, Holding, through its wholly owned subsidiaries, acquired all of the outstanding shares of common stock of RIC. On such date, CDRO Acquisition Corp., Holding's acquisition subsidiary, was merged (the "Merger") into RIC. RIC, as the surviving corporation of the Merger, became a wholly owned subsidiary of RIC Holding. On March 28, 1996, RIC transferred substantially all of its properties and assets to Riverwood, other than the capital stock of Riverwood, and RIC was merged (the "Subsequent Merger") into RIC Holding. Upon consummation of the Subsequent Merger, RIC Holding, as the surviving corporation in the Subsequent Merger, became the direct parent company of Riverwood.

    The Merger was accounted for as a purchase in accordance with APB Opinion No. 16 "Business Combinations" ("APB 16"). Purchase accounting has resulted and will continue to result in increased cost of sales, amortization and depreciation. Additionally, the new capital structure has resulted and will continue to result in higher reported interest expense. The consolidated financial statements for periods prior to March 28, 1996 have been prepared on the historical cost basis using accounting principles that had been adopted by the Predecessor. The Company's consolidated balance sheet at December 31, 1996 is not comparable with the December 31, 1995 historical consolidated balance sheet of the Predecessor.

    Certain expenses and costs are excluded from the Company's Net (Loss) Income in determining EBITDA (see "-- General"), including amortization, depreciation or expenses associated with the write-up of inventory, fixed assets and intangible assets in accordance with APB 16 and APB Opinion No. 17, "Intangible Assets", collectively referred to as the "Purchased Asset Costs." During the nine-month period ended December 31, 1996, the Company's (Loss) from Operations included Purchased Asset Costs as follows:

                                                                                         TOTAL
                                                                                      CONTINUING   DISCONTINUED
(IN THOUSANDS OF DOLLARS)                             COATED BOARD   CONTAINERBOARD   OPERATIONS    OPERATIONS
---------------------------------------------------  --------------  ---------------  -----------  -------------
Cost of sales (excluding depreciation).............    $      581       $      --      $     581     $      --
Depreciation expense...............................        10,472           2,687         13,159         2,277
Amortization of intangible assets..................         2,576              --          2,576            --
                                                     --------------       -------     -----------  -------------
Net impact on (Loss) from Operations...............    $   13,629       $   2,687      $  16,316     $   2,277
                                                     --------------       -------     -----------  -------------
                                                     --------------       -------     -----------  -------------

    During the three months ended June 29, 1996, the Company's Income from Operations included Purchased Asset Costs as follows:

(IN THOUSANDS OF DOLLARS)                                  COATED BOARD   CONTAINERBOARD     CORPORATE      TOTAL
--------------------------------------------------------  --------------  ---------------  -------------  ---------
Cost of sales (excluding depreciation expense)..........    $      199       $      --       $      --    $     199
Depreciation expense....................................         9,483           1,267             (64)      10,686
Amortization of intangible assets.......................           195             (50)             23          168
                                                               -------         -------             ---    ---------
Net impact on Income from Operations....................    $    9,877       $   1,217       $     (41)   $  11,053
                                                               -------         -------             ---    ---------
                                                               -------         -------             ---    ---------

    During the six months ended June 28, 1997, the Company's (Loss) from Operations included Purchased Asset Costs as follows:

(IN THOUSANDS OF DOLLARS)                                              COATED BOARD   CONTAINERBOARD     TOTAL
--------------------------------------------------------------------  --------------  ---------------  ---------
Cost of sales (excluding depreciation expense)......................    $      512       $      --     $     512
Depreciation expense................................................         8,655           1,822        10,477
Amortization of intangible assets...................................         1,918              --         1,918
                                                                      --------------       -------     ---------
Net Impact on (Loss) from Operations................................    $   11,085       $   1,822     $  12,907
                                                                      --------------       -------     ---------
                                                                      --------------       -------     ---------

SALE OF U.S. TIMBERLANDS/WOOD PRODUCTS

    On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment for approximately $550 million in cash. In addition, the buyer assumed certain specified preclosing liabilities. Under the terms of the agreement for such sale, the Company and the buyer, Plum Creek Timber Company, L.P., entered into a 20-year supply agreement with a 10-year renewal option for the purchase by the Company, at market-based prices, of a majority of the West Monroe Mill's requirements for pine pulpwood and residual chips, as well as a portion of the Company's needs for hardwood pulpwood at the West Monroe Mill. The Company did not realize any gain or loss on the sale. The operating results of the U.S. Timberlands/Wood Products business segment have been classified as discontinued operations for the period beginning March 28, 1996 and ending October 18, 1996 (the date of the sale). Discontinued operations have not been segregated in the statements of cash flows nor have they been reclassified as discontinued operations in the Predecessor's statements of operations and balance sheets.

OTHER COSTS OF PREDECESSOR

    Prior to March 28, 1996, the Predecessor Company incurred expenses associated with stock-based compensation plans, expenses related to RIC's review of strategic alternatives and provision for environmental reserves. These expenses were classified as Other Costs on the Predecessor's Consolidated Statements of Operations. Stock-based compensation expense was allocated to each of the business segments based upon the responsibility of the individuals holding or exercising the stock incentive benefits. During the three months ended March 27, 1996, $1.2 million, $0.1 million, $0.2 million and $0.8 million of stock-based compensation expense were allocated to the Coated Board, Containerboard and U.S. Timberlands/Wood Products business segments and Corporate and Eliminations, respectively, as compared to $7.4 million, $0.9 million, $0.8 million and $8.7 million, respectively for the year ended December 31, 1995, and $0.6 million, $0.2 million, $0.1 million and $0.4 million, respectively, for the year ended December 31, 1994. Expenses related to RIC's review of strategic alternatives and environmental reserves were included in Corporate and Eliminations for business segment reporting purposes. See "-- General" and Note 18 to the audited Consolidated Financial Statements included elsewhere in this Prospectus.

GENERAL

    The Company reports its results in two business segments: Coated Board and Containerboard. The operating results of the U.S. Timberlands/Wood Products business segment have been classified as discontinued operations for the period beginning March 28, 1996 through the date of the sale. The results of operations of the U.S. Timberlands/Wood Products business segment have not been reclassified as discontinued operations in the Predecessor's Consolidated Statements of Operations for periods prior to the Merger. The Coated Board business segment includes the production and sale of CUK Board for packaging cartons from the West Monroe Mill and Macon Mill and WLC from the Swedish Mill; converting operations facilities in the United States, Australia and Europe; and the design, manufacture and installation of packaging machinery related to the assembly of beverage cartons. The Containerboard business segment includes the production and sale of linerboard, corrugating medium and kraft paper from paperboard mills in the United States. The discontinued U.S. Timberlands/Wood Products business segment included timberlands and operations engaged in the supply of pulpwood to the West Monroe Mill from the Company's former U.S. timberlands, as well as the manufacture and sale of lumber and plywood.

    The table below sets forth Net Sales, (Loss) Income from Operations and EBITDA (see "Selected Historical Consolidated Financial Data"). EBITDA excludes the EBITDA of Igaras but includes dividends actually received from Igaras. EBITDA also excludes Other Costs of the Predecessor and excludes Purchased Asset Costs resulting from the purchase accounting during periods subsequent to the Merger. The Company believes that EBITDA provides useful information regarding the Company's debt service ability, but should not be considered in isolation or as a substitute for the Statements of Operations or cash flow data prepared in accordance with generally accepted accounting principles.

                                                               COMPANY                         PREDECESSOR
                                                         --------------------  -------------------------------------------
                                                            SIX       THREE       THREE
                                                          MONTHS     MONTHS      MONTHS
                                                           ENDED      ENDED       ENDED       YEAR ENDED      YEAR ENDED
                                                         JUNE 28,   JUNE 29,    MARCH 27,    DECEMBER 31,    DECEMBER 31,
(IN THOUSANDS OF DOLLARS)                                  1997       1996        1996           1995            1994
-------------------------------------------------------  ---------  ---------  -----------  --------------  --------------
Net Sales (Segment Data):
  Coated Board.........................................  $ 512,128  $ 266,231   $ 234,608    $  1,007,123    $    793,983
  Containerboard.......................................     49,094     27,653      25,496         192,497         342,614
  U.S. Timberlands/Wood Products.......................         --         --      37,336         159,749         164,944
  Intersegment Eliminations............................         --         --      (3,791)        (17,065)        (18,753)
                                                         ---------  ---------  -----------  --------------  --------------
Net Sales..............................................  $ 561,222  $ 293,884   $ 293,649    $  1,342,304    $  1,282,788
                                                         ---------  ---------  -----------  --------------  --------------
                                                         ---------  ---------  -----------  --------------  --------------

(Loss) Income from Operations
  (Segment Data):
  Coated Board.........................................  $  35,086  $  19,768   $  24,638    $    103,683    $     89,704
  Containerboard.......................................    (25,538)    (7,260)     (5,955)         17,539          23,781
  U.S. Timberlands/Wood Products.......................         --         --      13,868          49,583          67,645
  Corporate and Eliminations...........................    (11,042)    (6,396)    (16,901)        (37,668)        (26,943)
                                                         ---------  ---------  -----------  --------------  --------------
  (Loss) Income from Operations........................  $  (1,494) $   6,112   $  15,650    $    133,137    $    154,187
                                                         ---------  ---------  -----------  --------------  --------------
                                                         ---------  ---------  -----------  --------------  --------------

EBITDA (Segment Data):
  Coated Board.........................................  $  92,331  $  52,446   $  47,174    $    176,606    $    139,155
  Containerboard.......................................    (12,749)    (2,264)     (1,242)         38,403          22,673
  U.S. Timberlands/Wood Products.......................         --     18,934      16,766          57,805          72,329
  Corporate and Eliminations...........................     (6,849)    (4,277)     (6,565)         (9,107)        (23,993)
                                                         ---------  ---------  -----------  --------------  --------------

EBITDA.................................................  $  72,733  $  64,839   $  56,133    $    263,707    $    210,164
                                                         ---------  ---------  -----------  --------------  --------------
                                                         ---------  ---------  -----------  --------------  --------------

    In the fourth quarter of 1996, the Company adopted the Last-in, First-out ("LIFO") method of determining the cost of principally all its inventories effective March 28, 1996. Prior to the fourth quarter of

1996, the Company determined the cost of all its inventory using the First-in, First-out ("FIFO") method. Accordingly, 1996 operating results have been restated to reflect the adoption of the LIFO method effective March 28, 1996. For a discussion of the impact of this accounting change on the Consolidated Financial Statements, see Note 23 to the audited Consolidated Financial Statements included elsewhere in this Prospectus.

BUSINESS TRENDS AND INITIATIVES

    The Company's cash flow from operations and EBITDA are influenced by sales volume and selling prices for its products and raw material costs, and are affected by a number of significant business, economic and competitive factors. Many of these factors are not within the Company's control. Historically, in the Coated Board business segment, the Company has experienced relatively stable pricing for its carrierboard and integrated beverage carton products, and moderate cyclical pricing for its folding cartonboard, which is principally sold in the open market. The Company's folding cartonboard sales are affected by competition from competitor's CUK Board and from other substrates--SBS and CCN and, internationally, WLC--as well as by general market conditions. In the Containerboard business segment, conditions in the cyclical worldwide commodity paperboard markets have a substantial impact on the Company's containerboard sales.

    The Company's financial performance during 1996 fell significantly short of its business plan, which had anticipated substantial improvements over 1995 results. While the Company's integrated beverage business experienced improved operating results in 1996 compared to 1995 and raw material costs for paperboard generally remained stable or decreased, a number of factors had a substantial negative impact on the Company's results of operations.

    In the Containerboard business segment, the Company's results were adversely affected primarily by significant declines in market pricing for the Company's containerboard products that began in the latter part of 1995 and continued through 1996 and into 1997. Average market selling prices for linerboard declined from $530 per ton in September 1995 to $290 per ton in May 1997, according to RISI. The Company also shifted a limited amount of production from CUK Board to linerboard in the last half of 1996 to correct imbalances in CUK Board inventory levels due to softness in worldwide folding cartonboard open markets. This action resulted in increased containerboard sales volumes but had a negative impact on the Company's results because of depressed containerboard selling prices. These lower prices continued to decline through the first half of 1997. Effective June 1, 1997, the Company began to implement a previously announced price increase for corrugating medium of $40 per ton. Additionally, in June 1997 the Company announced price increases effective with shipments on August 1, 1997 for linerboard and corrugating medium of $40 per ton and kraft paper of $50 per ton. There can be no assurance that the June and August price increases will be accepted in containerboard markets. In the event that the containerboard market experiences continued weakness and industry inventory levels were to increase as a result, the Company will consider effecting containerboard machine outages at its mills, as it has in the past in response to industry weakness and excess capacity.

    In the Coated Board business segment, the Company's open market folding cartonboard sales volume in 1996 was approximately 21 percent below 1995 due to a combination of factors. First, excess supply of competing substrates and soft demand in domestic and international folding cartonboard markets drove folding carton substrate pricing down, which had a negative impact on both selling prices and sales volumes of the Company's folding cartonboard. Open market folding cartonboard prices fell more rapidly than they had historically, and the Company's delay in lowering its folding cartonboard selling prices resulted in a loss of certain customer accounts. Second, product quality problems at the West Monroe Mill also resulted in a loss of certain accounts and applications. The Company's open market folding cartonboard sales also were negatively impacted in part by a slower than expected recovery of general market conditions in European markets. The weakness in folding cartonboard open markets, including depressed prices, that arose during 1996 continued through the first half of 1997. The

Company has recently announced a price increase for its domestic folding cartonboard products, although there can be no assurance that such price increase will be accepted in the folding cartonboard open markets.

    The Company is pursuing a number of long-term initiatives to address the factors discussed above and to improve productivity and profitability. First, with the completion in June 1997 of the upgrade of the second Macon Mill linerboard machine, the Company has further reduced capacity dedicated to linerboard production, as part of its strategy to emphasize the production and sale of CUK Board and CUK Board-based products. Second, the Company has taken actions to increase open market folding cartonboard sales above 1996 levels. The Company has established key account relationships with a number of major independent converters, involving multi-year commitments by the Company to supply a significant portion of these customers' requirements for CUK Board. Certain multinational consumer products companies have specified the Company's folding cartonboard for their cartons, and the Company intends to pursue additional relationships of this type. The Company believes that it has addressed and corrected the West Monroe product quality issues that negatively impacted 1996 sales volumes. In addition, the Company is undertaking a comprehensive, long-term marketing initiative aimed at potential new folding cartonboard applications. Third, the Company has undertaken a profit center reorganization of its operations, implemented a number of cost savings measures, effected several management changes and, as part of its ongoing reevaluation of current operations and assets, has reduced planned capital expenditures and begun a Company-wide inventory reduction initiative, with a goal of significantly reducing inventory levels over the next two years.

    The Company's profit center reorganization of its operations is designed to
(i) focus on profitability, (ii) reevaluate the Company's commitment of assets to business sectors with relatively lower profitability, (iii) provide greater control over costs and revenues and (iv) enhance managerial autonomy and accountability. A major initial project was the reorganization of the Company's North American beverage operations into three business units, each of which is a separate profit center serving a different customer market segment. To date, the Company's cost savings measures have consisted of streamlining and consolidating international and other operations to eliminate duplication and excess overhead. These measures have included the sale or closure of (i) the Company's last dedicated folding cartonboard converting plant in the U.S., located in Kankakee, Illinois, (ii) a beverage multiple packaging converting plant in Bakersfield, California, (iii) packaging machinery manufacturing facilities in Marietta, Georgia and Koln, Germany, and (iv) the trucking transportation operations in West Monroe, Louisiana, as well as the consolidation and realignment of certain operations in the U.S., Australia and Europe. The Company's management changes included the hiring of Stephen M. Humphrey as President and Chief Executive Officer in March 1997 and the replacement of the managers of certain key Company operations. The Company continues to evaluate its current operations and assets with a view to rationalizing its operations and improving profitability, in particular with respect to its international converting assets and strategy.

OUTLOOK

    The Company expects that its 1997 full year EBITDA will exceed its 1996 EBITDA (excluding the results of the former U.S. Timberlands/Wood Products business segment), although no assurance can be given in this regard. The achievement of this expectation is dependent upon (among other things) a number of profit improvement initiatives, including the continued successful start-up of the second Macon Mill paper machine, significantly increasing open market folding cartonboard sales volumes above 1996 levels, selling price improvements for containerboard products, improvements in international converting operations and continued cost savings from actions taken to date. These cost savings actions had a slight positive impact on the Company's results of operations for the six-month period ended June 28, 1997. The Company anticipates that these cost savings actions will reduce expenditures by at least $20 million on an annualized basis. See "-- Business Trends and Initiatives." The Company is also currently pursuing further cost reduction initiatives that the Company believes will position it to realize significant further cost savings after 1997, although no assurance can be given in this regard.

FIRST SIX MONTHS OF 1997 COMPARED WITH FIRST SIX MONTHS OF 1996

RESULTS OF OPERATIONS

    The following is a discussion of the Company's results of operations on a pro forma basis. The discussion is based upon the six-month period ended June 28, 1997, exclusive of the net effect of Purchased Asset Costs in that period, in comparison to the three-month period ended June 29, 1996, exclusive of the net effect of Purchased Asset Costs in that period, plus the three-month period ended March 27, 1996, exclusive of Other Costs and the U.S. Timberlands/Wood Products business segment results of operations (the "first six months of 1996" or "six months ended June 29, 1996"), as follows:

                                                            PRO FORMA           % INCREASE           PRO FORMA
                                                         SIX MONTHS ENDED     (DECREASE) FROM     SIX MONTHS ENDED
(IN THOUSANDS OF DOLLARS)                                 JUNE 28, 1997        PRIOR PERIOD        JUNE 29, 1996
------------------------------------------------------  ------------------  -------------------  ------------------
Net Sales (Segment Data):
  Coated Board........................................     $    512,128                2.3          $    500,837
  Containerboard......................................           49,094               (7.6)               53,149
                                                             ----------                               ----------
Net Sales.............................................          561,222                1.3               553,986
Cost of Sales.........................................          482,945                6.1               455,096
                                                             ----------                               ----------
Gross Profit..........................................           78,277              (20.8)               98,890
Selling, General and Administrative...................           61,264               (0.8)               61,772
Research, Development and Engineering.................            2,528              (32.5)                3,744
Other Expenses, net...................................            3,072              (10.5)                3,432
                                                             ----------                               ----------
Income from Operations................................     $     11,413              (61.9)         $     29,942
                                                             ----------                               ----------
                                                             ----------                               ----------

Income (Loss) from Operations (Segment Data):
  Coated Board........................................     $     46,171              (17.0)         $     55,625
  Containerboard......................................          (23,716)             (99.7)              (11,878)
  Corporate...........................................          (11,042)              20.0               (13,805)
                                                             ----------                               ----------
Income from Operations................................     $     11,413              (61.9)         $     29,942
                                                             ----------                               ----------
                                                             ----------                               ----------

PAPERBOARD PRODUCTION

    Total tons of paperboard produced at the Company's paper mills for the first six months of 1997 and 1996 were as follows:

                                                                                                  SIX MONTHS ENDED
                                                                                              ------------------------
                                                                                               JUNE 28,     JUNE 29,
(IN THOUSANDS OF TONS)                                                                           1997         1996
--------------------------------------------------------------------------------------------  -----------  -----------
Carrierboard................................................................................       307.8        339.0
Folding cartonboard.........................................................................       139.8        140.5
WLC.........................................................................................        57.2         58.1
                                                                                                   -----        -----
Total Coated Board..........................................................................       504.8        537.6
Containerboard..............................................................................       173.7        195.0
                                                                                                   -----        -----
                                                                                                   678.5        732.6
                                                                                                   -----        -----
                                                                                                   -----        -----

    This tonnage represents production at the Company's paper mills and does not represent shipments or sales of paperboard to customers. Containerboard production included 9,600 tons and 15,000 tons of saleable off-specification CUK Board for the six months ended June 28, 1997 and June 29, 1996, respectively, produced on CUK Board paper machines and sold in the Containerboard business segment. The Company's U.S. mill production of containerboard decreased by approximately 21,300 tons in the first six months of 1997 as compared to the same period of 1996, while its production of CUK Board decreased by approximately 31,900 tons in the first six months of 1997 as compared to the same period of 1996. The decrease in production is due principally to lower daily production rates for both containerboard and CUK Board to enhance the Company's ability to produce quality paperboard, to higher maintenance-related down time on one of four U.S. CUK Board paper machines and to the shutdown of the second Macon Mill linerboard machine in preparation for the conversion to CUK Board production. During the first six months of 1997 and 1996, the Company took 38 and 49 machine days, respectively, of unscheduled corrugating medium paper machine outages to balance inventory levels. The Company's CUK Board capacity can also be used for linerboard production when market conditions warrant. During the first six months of 1997 and 1996, the Company produced approximately 4,000 and 1,400 tons, respectively, of linerboard on U.S. CUK Board paper machines. The Company expects to produce linerboard on its CUK Board paper machines during the second half of 1997. The second paper machine at the Macon Mill is expected to produce approximately 170,000 tons of linerboard and CUK Board during 1997. The amount of CUK Board produced on this machine during the second half of 1997 will depend on the progress of the start-up process for the machine and CUK Board market conditions, as well as mill scheduling considerations.

NET SALES

    Principally as a result of the factors described below, the Company's Net Sales in the first six months of 1997 increased by $7.2 million, or 1.3 percent, compared with the first six months of 1996. Net Sales in the Coated Board business segment increased $11.3 million, or 2.3 percent, in the first six months of 1997 to $512.1 million from $500.8 million in the first six months of 1996, due primarily to increased sales volume of approximately 45,000 tons in worldwide folding cartonboard open markets, substantially offset by lower average selling prices in those markets. In addition, the Company's domestic integrated beverage business benefited from increased sales volumes, slight selling price improvement, lower distribution costs and favorable product mix. Net Sales in the Containerboard business segment decreased $4.1 million, or 7.6 percent, to $49.1 million in the first six months of 1997 from $53.2 million in the first six months of 1996, due principally to a decrease in containerboard selling prices as a result of the significant decline in containerboard markets worldwide that began in the latter part of 1995 and has continued into the first six months of 1997, offset to some extent by higher sales volumes.

GROSS PROFIT

    Principally as a result of the factors discussed below, the Company's gross profit for the first six months of 1997 decreased $20.6 million, or 20.8 percent, to $78.3 million from $98.9 million in the first six months of 1996. The Company's gross profit margin decreased to 14.0 percent for the first six months of 1997 from 17.8 percent in the first six months of 1996. In the Containerboard business segment, gross profit decreased $12.2 million to a loss of $20.8 million to the first six months of 1997 as compared to a loss of $8.6 million in the first six months of 1996. This decrease was due principally to sales volume increases combined with declining selling prices of containerboard which were below related production costs. Gross profit in the Coated Board business segment decreased by $8.1 million, or 7.5 percent, to $100.2 million in the first six months of 1997 as compared to $108.3 million in the first six months of 1996, while that segment's gross profit margin decreased to 19.6 percent in the first six months of 1997 from 21.6 percent in the first six months of 1996. This decrease in the gross profit resulted principally from lower selling prices in worldwide folding cartonboard open markets, offset somewhat by lower production costs at the Company's domestic integrated beverage business.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, General and Administrative expenses decreased $0.5 million, or 0.8 percent, to $61.3 million in the first six months of 1997 as compared to $61.7 million in the first six months of 1996. As a percentage of Net Sales, Selling, General and Administrative expenses decreased to 10.9 percent in the first six months of 1997 from 11.1 percent in the same period of 1996.

RESEARCH, DEVELOPMENT AND ENGINEERING

    Research, Development and Engineering expenses decreased by $1.2 million to $2.5 million due principally to reduced research and development activities on packaging machinery resulting from the closure of the packaging machinery facilities in Marietta, Georgia and Koln, Germany.

OTHER EXPENSES, NET

    Other Expenses, net, decreased by approximately $0.3 million to $3.1 million.

INCOME FROM OPERATIONS

    Principally as a result of the above factors, the Company's Income from Operations in the first six months of 1997 decreased by $18.5 million, or 61.9 percent, to $11.4 million from $29.9 million in the first six months of 1996, while the operating margin as a percent of Net Sales decreased to 2.0 percent from 5.4 percent. (Loss) from Operations in the Containerboard business segment increased $11.8 million to a loss of $23.7 million in the first six months of 1997 from a (Loss) from Operations of $11.9 million in the first six months of 1996, primarily as a result of the factors described above. Income from Operations in the Coated Board business segment decreased $9.4 million, or 17.0 percent, to $46.2 million in the first six months of 1997 from $55.6 million in the first six months of 1996, while the operating margin as a percent of Net Sales decreased to 9.0 percent from 11.1 percent for the same periods, primarily as a result of the factors described above.

INTEREST INCOME, INTEREST EXPENSE, INCOME TAXES AND EQUITY IN NET EARNINGS OF
  AFFILIATES

INTEREST INCOME

    Interest Income decreased $0.3 million to $0.2 million in the first six months of 1997 from the first six months of 1996, primarily as a result of lower average balances of cash and equivalents and marketable securities in 1997 as compared to 1996.

INTEREST EXPENSE

    Interest Expense increased $4.7 million to $80.9 million in the first six months of 1997 from $76.2 million in the same period of 1996, primarily as a result of the incremental indebtedness incurred in connection with the Merger, offset to some extent by a reduction in debt related to the October 1996 repayment of term loans under the Senior Secured Credit Agreement from a portion of the proceeds of the sale of substantially all of the assets of the U.S. Timberlands/Wood Products business segment.

INCOME TAX EXPENSE (BENEFIT)

    During the first six months of 1997, the Company recognized an income tax expense of $2.7 million on a (Loss) from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates of $82.2 million. During the second quarter of 1996, the Company recognized an income tax benefit of $2.3 million on a (Loss) from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates of $43.5 million. The 1997 expense and 1996 benefit differed from the statutory federal income tax rate because of valuation allowances established on net operating loss carryforward tax assets in the U.S. and certain international locations where the realization of benefits is uncertain. Cash paid for income taxes during the first six months of 1997 was $34.9 million. See "-- Liquidity and Capital Resources -- Tax Matters Relating to the Merger."

    In the first quarter of 1996, the Predecessor recognized an income tax benefit of $3.4 million on a (Loss) from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates of $10.4 million.

EQUITY IN NET EARNINGS OF AFFILIATES

    Equity in Net Earnings of Affiliates is comprised primarily of the Company's equity in net earnings of Igaras, an integrated containerboard producer located in Brazil, which produces linerboard, corrugating medium, corrugated boxes and beverage cartons, which is accounted for under the equity method of accounting. Equity in Net Earnings of Affiliates decreased $1.2 million to $8.4 million in the first six months of 1997 from $9.6 million in the first six months of 1996, primarily as a result of the decline in containerboard markets worldwide, and lower interest income at Igaras, offset somewhat by a decrease in Igaras' income taxes.

    During the first six months of 1997 and the second quarter of 1996, the Company received dividends from Igaras of $0.9 million and $1.0 million, respectively, net of taxes of $0.2 million and nil, respectively. During the first quarter of 1996, the Predecessor did not receive a dividend from Igaras. The Company received net dividends from its investments in affiliates, other than Igaras, that are accounted for using the equity method of accounting totaling $0.8 million and $0.4 million for the first six months of 1997 and 1996, respectively.

1996 COMPARED WITH 1995

RESULTS OF OPERATIONS

    The following is a discussion of the Company's results of operations on a pro forma basis. The discussion is based upon the nine-month period ended December 31, 1996, exclusive of the net effect of Purchased Asset Costs made in this period, plus the three-month period ended March 27, 1996, exclusive of Other Costs and the U.S. Timberlands/Wood Products business segment results of operations (the "Year ended December 31, 1996"), in comparison to the year ended December 31, 1995, exclusive of Other Costs and the U.S. Timberlands/Wood Products business segment's results of operations as follows:

                                                            PRO FORMA          % INCREASE           PRO FORMA
                                                           YEAR ENDED          (DECREASE)          YEAR ENDED
(IN THOUSANDS OF DOLLARS)                               DECEMBER 31, 1996    FROM PRIOR YEAR    DECEMBER 31, 1995
-----------------------------------------------------  -------------------  -----------------  -------------------
Net Sales (Segment Data):
  Coated Board.......................................     $     984,296              (2.3)        $   1,007,123
  Containerboard.....................................           127,920             (33.6)              192,497
                                                             ----------                        -------------------
Net Sales............................................         1,112,216              (7.3)            1,199,620
Cost of Sales........................................           937,149              (2.2)              957,951
                                                             ----------                        -------------------
Gross Profit.........................................           175,067             (27.6)              241,669
Selling, General and Administrative..................           130,821               5.7               123,737
Research, Development and Engineering................             9,349              (4.8)                9,819
Other Expense, net...................................             4,487              16.9                 3,838
                                                             ----------                        -------------------
Income from Operations...............................     $      30,410             (70.8)        $     104,275
                                                             ----------                        -------------------
                                                             ----------                        -------------------
Income (Loss) from Operations (Segment Data):
  Coated Board.......................................     $      94,486             (14.9)        $     111,070
  Containerboard.....................................           (34,117)               --                18,460
  Corporate..........................................           (29,959)            (18.6)              (25,255)
                                                             ----------                        -------------------
Income from Operations...............................     $      30,410             (70.8)        $     104,275
                                                             ----------                        -------------------
                                                             ----------                        -------------------

PAPERBOARD PRODUCTION

    Total tons of paperboard produced at the Company's paper mills for 1996 and 1995 were as follows:

(IN THOUSANDS OF TONS)                                                      1996       1995
------------------------------------------------------------------------  ---------  ---------
Carrierboard............................................................      606.0      615.1
Folding cartonboard.....................................................      264.1      312.0
WLC.....................................................................      119.6      131.1
                                                                          ---------  ---------
Total Coated Board......................................................      989.7    1,058.2
Containerboard..........................................................      488.0      469.5
                                                                          ---------  ---------
                                                                            1,477.7    1,527.7
                                                                          ---------  ---------
                                                                          ---------  ---------

    This tonnage represents production at the Company's paper mills and does not represent shipments or sales of paperboard to customers. Containerboard production included 25,900 tons and 48,400 tons of saleable off-specification coated board for 1996 and 1995, respectively, produced on CUK Board paper machines and sold in the Containerboard business segment. The Company's U.S. mill production of containerboard increased by approximately 18,500 tons, while its production of CUK Board decreased by approximately 68,500 tons in 1996 as compared to 1995. During 1996, the Company produced approximately 77,000 tons of linerboard on U.S. CUK Board paper machines of which approximately 33,000 tons were produced in the third quarter and approximately 43,000 tons were produced in the fourth quarter. This shift in production was a result of the Company's efforts to produce and sell additional linerboard rather than CUK Board during 1996 to correct imbalances in the CUK Board inventory levels due to softness in the worldwide folding cartonboard open markets. In addition, the Company took 49 days of unscheduled corrugating medium paper machine outages in the first quarter of 1996 and 15 days of unscheduled CUK Board paper machine outages during the fourth quarter of 1996 to correct imbalances in medium and CUK Board inventories, respectively. During 1995, the Company took 94 combined machine operating days of paper machine outages to begin to correct imbalances in containerboard inventories that resulted from weakness in the containerboard industry in 1995.

NET SALES

    As a result of the factors described below, the Company's Net Sales in 1996 declined by $87.4 million, or 7.3 percent, compared with 1995. Net Sales in the Containerboard business segment decreased $64.6 million, or 33.6 percent, to $127.9 million in 1996 from $192.5 million in 1995, due principally to selling price declines as a result of the significant decline in containerboard markets worldwide that began in the latter part of 1995 and continued through 1996, which were partially offset by increased sales volumes. Net Sales in the Coated Board business segment decreased by $22.8 million in 1996, or 2.3 percent, to $984.3 million from $1,007.1 million in 1995, due primarily to decreased sales volume as a result of an overall decline in demand in worldwide folding cartonboard open markets, and loss of volume to competitors due to substitution by customers of competing substrates for the Company's folding cartonboard in these markets due to pricing pressures, quality and production issues at the West Monroe Mill and other competitive factors. Sales volume in worldwide folding cartonboard open markets declined by approximately 86,000 tons, or 21 percent, in 1996 when compared with 1995. These decreases were offset somewhat by increased sales growth in the Company's integrated beverage products markets as well as selling price increases in U.S. integrated beverage markets.

GROSS PROFIT

    As a result of the factors discussed below, the Company's Gross Profit for 1996 decreased $66.6 million, or 27.6 percent, to $175.1 million from $241.7 million in 1995. The Company's gross profit margin decreased to 15.7 percent for 1996 from 20.1 percent in 1995. In the Containerboard business segment,

Gross Profit decreased $52.4 million in 1996 as compared to 1995, to a loss in 1996 of $27.1 million. This decrease was due principally to selling price declines resulting from the significant decline in containerboard markets worldwide that began in the latter part of 1995 and continued through 1996. In the Coated Board business segment, Gross Profit decreased by $12.5 million, or
5.8 percent, to $204.7 million in 1996 as compared to $217.2 million in 1995, while its gross profit margin decreased to 20.8 percent in 1996 from 21.6 percent in 1995. The decrease in the gross profit margin percentage resulted principally from a shift in sales from folding cartonboard open markets to lower margin U.S. integrated beverage products combined with increased production costs in certain international folding cartonboard markets, lower selling prices in U.S. folding cartonboard open markets and unabsorbed fixed costs at the two U.S. paper mills as a result of CUK Board paper machine outages effected in the fourth quarter of 1996 in order to correct CUK Board inventory imbalances. These factors were offset somewhat by selling price increases in U.S. domestic integrated beverage markets.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, General and Administrative expenses increased $7.1 million, or 5.7 percent, to $130.8 million in 1996 as compared to $123.7 million in 1995, and as a percentage of Net Sales, increased from 10.3 percent in 1995 to 11.8 percent in 1996. This increase is primarily a result of higher warehousing expenses and lower deferral of packaging machine design costs, which were somewhat offset by a decline in incentive compensation expenses.

RESEARCH, DEVELOPMENT AND ENGINEERING

    Research, Development and Engineering expenses decreased by $0.5 million, or
4.8 percent, to $9.3 million in 1996.

OTHER EXPENSES, NET

    Other Expenses, net, increased by approximately $0.6 million, or 16.9 percent, to $4.5 million in 1996 primarily as a result of lower sales of minor surplus assets and higher banking fees, partially offset by higher gains on foreign currency transactions.

INCOME FROM OPERATIONS

    Primarily as a result of the factors discussed above, the Company's Income from Operations in 1996 decreased by $73.9 million, or 70.8 percent, to $30.4 million from $104.3 million in 1995, while the Company's operating margin decreased to 2.7 percent in 1996 from 8.7 percent in 1995. Income from Operations in the Containerboard business segment decreased $52.6 million to a loss of $34.1 million in 1996 from Income from Operations of $18.5 million in 1995, primarily as a result of the factors described above. Income from Operations in the Coated Board business segment decreased $16.6 million, or 14.9 percent, to $94.5 million in 1996 from $111.1 million in 1995, while the operating margin decreased to 9.6 percent from 11.0 percent for 1995, primarily as a result of the factors described above.

INTEREST INCOME, INTEREST EXPENSE, INCOME TAXES, EQUITY IN NET EARNINGS OF
  AFFILIATES, DISCONTINUED OPERATIONS AND EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

INTEREST INCOME

    Interest Income decreased $1.0 million to $1.0 million in 1996 from the same period in 1995, primarily as a result of lower average balances of cash and equivalents and marketable securities in 1996 as compared to 1995.

INTEREST EXPENSE

    Interest Expense increased $66.5 million to $172.2 million in 1996 from 1995 primarily as a result of incremental indebtedness incurred in connection with the Merger. During 1996 and 1995, the Company capitalized interest of $2.5 million and $2.3 million, respectively. Amortization of deferred debt issuance costs, exclusive of the amount recognized as an extraordinary loss on early extinguishment of debt (see "-- Extraordinary Loss on Early Extinguishment of Debt"), for 1996 and 1995 was $12.4 million and $2.7 million, respectively. The increase in the amortization of deferred debt issuance costs in 1996 is a result of significantly higher deferred debt issuance costs incurred in connection with the above mentioned incremental borrowings.

INCOME TAX EXPENSE (BENEFIT)

    During 1996, the Company recognized an income tax expense of $0.7 million on a Loss from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates of $154.1 million. This expense differed from the statutory federal income tax rate primarily because of valuation allowances established on net operating loss carryforward tax assets in the United States and certain international locations where the realization of such benefits is less likely than not. During 1995, the Predecessor received $16.1 million of gross dividends from its equity investment in Igaras, of which $12.1 million was a special dividend. Accordingly, the Predecessor recognized the related income taxes and withholding taxes on these dividends. As a result, the effective income tax rate for 1995 was 64 percent.

EQUITY IN NET EARNINGS OF AFFILIATES

    Equity in Net Earnings of Affiliates comprises primarily the Company's equity in net earnings of Igaras, which is accounted for under the equity method of accounting. Equity in Net Earnings of Affiliates decreased $12.4 million to $22.5 million for 1996, primarily as a result of the significant decline in containerboard markets worldwide. During 1996, the Company received dividends from Igaras of approximately $5.0 million. Under the Igaras joint venture agreement, Igaras is required to pay dividends equal to at least 25 percent of its net profits.

DISCONTINUED OPERATIONS

    On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment for approximately $550 million in cash. The Company did not recognize any gain or loss on the sale. Net Sales in the U.S. Timberlands/Wood Products business segment decreased by $28.0 million, or 19.6 percent, in 1996 as compared to 1995, due principally to the partial year of sales reported in 1996 and to decreased plywood selling prices, partially offset by higher lumber selling prices. Excluding the effects of Purchased Asset Costs for 1996, and excluding Other Costs for periods prior to the Merger, Income from Operations in the U.S. Timberlands/Wood Products business segment increased $1.5 million, or 3.0 percent, in 1996 as compared to 1995, primarily as a result of lower log costs and increased selling prices for lumber.

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

    In October 1996, the Company applied the proceeds from the sale of substantially all the assets of the U.S. Timberlands/Wood Products business segment to loans outstanding under the Term Loan Facility and to outstanding borrowings under the Revolving Facility. This early retirement of debt resulted in a non-cash extraordinary charge in 1996 of $10.3 million, net of income taxes of zero, relating to the write-off of deferred debt issuance costs.

1995 COMPARED WITH 1994

RESULTS OF OPERATIONS

    Excluding Other Costs and including the operations of the U.S. Timberlands/Wood Products business segment, Income from Operations for 1995 and 1994 was as follows:

                                                                                % INCREASE
                                                            YEAR ENDED          (DECREASE)          YEAR ENDED
                                                         DECEMBER 31, 1995    FROM PRIOR YEAR    DECEMBER 31, 1994
                                                        -------------------  -----------------  -------------------
(IN THOUSANDS OF DOLLARS)
Income from Operations (Excluding Other Costs):
  Coated Board........................................      $   111,070               23.0          $    90,279
  Containerboard......................................           18,460              (23.0)              23,975
  U.S. Timberlands/Wood Products......................           50,378              (25.6)              67,726
  Corporate and Eliminations..........................          (25,255)              (4.7)             (26,491)
                                                             ----------              -----           ----------
Income from Operations................................      $   154,653               (0.5)         $   155,489
                                                             ----------              -----           ----------
                                                             ----------              -----           ----------

PAPERBOARD PRODUCTION

    Total tons of paperboard produced at the Predecessor's paper mills for 1995 and 1994, were as follows:

                                                                                                1995       1994
                                                                                              ---------  ---------
(IN THOUSANDS OF TONS)
Carrierboard................................................................................      615.1      484.2
Folding cartonboard.........................................................................      312.0      246.4
WLC.........................................................................................      131.1      127.2
                                                                                              ---------  ---------
Total Coated Board..........................................................................    1,058.2      857.8
Containerboard (excluding production from Igaras)...........................................      469.5      605.7
                                                                                              ---------  ---------
                                                                                                1,527.7    1,463.5
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    The Predecessor's U.S. mill production of CUK Board increased by approximately 196,400 tons, while its production of containerboard decreased by approximately 136,200 tons in 1995 as compared to 1994. Containerboard production included 48,400 tons and 39,500 tons of saleable off-specification CUK Board for 1995 and 1994, respectively, produced on CUK Board paper machines and sold in the containerboard business segment. For comparative purposes, containerboard production in 1994 is presented as if the sale of approximately 50 percent of Igaras occurred as of December 31, 1993. In 1994, the Predecessor completed a two-year construction project to upgrade over half of the 525,000 ton annual linerboard capacity at its Macon Mill in order to convert production from linerboard to CUK Board (the "First Macon Conversion"). With this accomplished, dedicated annual linerboard capacity decreased by 275,000 tons and was replaced by CUK Board capacity of 300,000 tons per year when the machine reached full capacity in 1996. Total production of CUK Board from the Macon Mill during 1995 and 1994 was approximately 230,600 and 80,200 tons, respectively. From its acquisition in mid-1992 through the first quarter of 1994, most of the Macon Mill operations were reported in the Containerboard business segment. Beginning in the second quarter of 1994, the CUK Board portion of these operations has been reported in the Coated Board business segment.

NET SALES

    As a result of the factors described below, Net Sales in 1995 increased by $59.5 million, or 4.6 percent, compared with 1994. Net Sales in the Coated Board business segment increased by $213.1 million, or 26.8 percent, due principally to increased worldwide volume in most CUK Board markets, and to a lesser extent, increased selling prices in most folding cartonboard open markets, higher revenues in

European integrated beverage markets and the positive effect on sales volumes of the acquisition of the converting facility in France. These increases were partially offset by decreased volume in European folding carton markets in 1995 and a decrease in packaging machinery leasing revenues in comparison to 1994 results, which benefited from the introduction in 1994 of a new packaging machinery program. Net Sales in the Containerboard business segment decreased by $150.1 million, or 43.8 percent, in 1995 compared with 1994. Excluding the operations of Igaras, which were consolidated in 1994 and included net sales of $155.1 million in this business segment in 1994, Net Sales in the Containerboard business segment increased $5.0 million, or 2.7 percent, due primarily to selling price increases in the first half of 1995 which were offset significantly by a decrease in volume resulting from the First Macon Conversion and lower demand in the containerboard market worldwide that began in the third quarter of 1995 and continued through the fourth quarter of 1995. Although containerboard selling prices in 1995 were higher than 1994, the Predecessor had experienced selling price decreases for containerboard since the beginning of the third quarter of 1995. Net Sales in the U.S. Timberlands/Wood Products business segment decreased by $5.2 million, or 3.1 percent, due principally to selling price and volume decreases in lumber which were somewhat offset by increased plywood selling prices.

GROSS PROFIT

    As a result of the factors discussed below, Gross Profit for 1995 increased $4.7 million, or 1.6 percent, from 1994. The gross profit margin decreased to
21.8 percent for 1995 from 22.4 percent for 1994. Excluding the operations of Igaras, which were consolidated in 1994 and accounted for as an equity investment in 1995, Gross Profit increased $57.4 million, or 24.5 percent in 1995, while the gross profit margin increased to 21.8 percent from 20.8 percent in 1994. Gross Profit in the Coated Board business segment increased $39.5 million, or 22.2 percent in 1995, while its gross profit margin decreased to
21.6 percent from 22.4 percent in 1994. The increase in Gross Profit was the result of increased volume and selling prices in most worldwide CUK Board markets and lower domestic converting costs as the Predecessor incurred higher costs in 1994 to meet U.S. beverage market demand that exceeded the Predecessor's U.S. converting capacity. In 1995, the Predecessor increased its converting capacity through the addition of new converting presses and equipment that significantly reduced costs incurred from subcontracting carton production. The increase in Gross Profit was partially offset by an increase in the cost of CUK Board production as a result of increased recycled fiber costs, higher fixed costs at the Macon Mill and increased production costs at the Macon Mill during the start-up period following the First Macon Conversion. Additionally, lower packaging machinery leasing revenues and the effect of acquisitions of converting facilities in each of France and the United States reduced the Coated Board business segment's gross profit margin in 1995 as compared to 1994. In the Containerboard business segment, Gross Profit decreased $27.5 million, or 52.0 percent, to $25.4 million in 1995 from $52.9 million in 1994, with a 1995 gross profit margin of 13.2 percent. Excluding the operations of Igaras, which were included in this business segment in 1994, Gross Profit increased $25.3 million from $0.1 million in 1994. The increase in Gross Profit was due principally to higher containerboard selling prices worldwide which were offset in part by higher costs of recycled fiber, higher costs at the Macon Mill, and unabsorbed fixed costs at both the West Monroe and Macon Mills as a result of 94 combined machine operating days of paper machine outages effected in order to begin to correct imbalances in containerboard inventories that resulted from weakness in the containerboard industry in late 1995. Gross Profit in the U.S. Timberlands/Wood Products business segment decreased by $8.9 million, or 15.0 percent, in 1995, and the gross profit margin decreased to 31.6 percent from
36.1 percent in 1994 due principally to selling price and volume decreases for lumber which were partially offset by higher plywood selling prices and lower log costs relating to a change in the estimate of ultimate yield of timber. Based on improved measurements of existing volume and growth rates, the Predecessor adjusted its estimate in 1995 of the total future yield of timber to be harvested resulting in a lower unit rate of cost of timber harvested, which in turn reduced cost of timber harvested by $6.7 million.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, General and Administrative expenses decreased $4.9 million, or 3.7 percent, in 1995 compared with 1994, and as a percent of Net Sales, decreased to
9.4 percent in 1995 from 10.2 percent in 1994. Excluding the operations of Igaras, which were reported on a consolidated basis in 1994, Selling, General and Administrative expenses increased $10.5 million, or 9.0 percent, in 1995 compared with 1994, and as a percentage of Net Sales, decreased to 9.4 percent in 1995 from 10.3 percent in 1994. The increase in Selling, General and Administrative expenses was primarily a result of increases in selling and marketing expenses to support the Predecessor's efforts to further penetrate worldwide coated board markets.

RESEARCH, DEVELOPMENT AND ENGINEERING

    Research, Development and Engineering expenses in 1995 versus 1994 increased by $0.6 million, or 5.9 percent, to $9.9 million, primarily due to a higher level of packaging machinery engineering costs associated with expanding packaging machinery operations.

OTHER COSTS

    Other Costs increased $20.2 million to $21.5 million in 1995 from $1.3 million in 1994. The increase in Other Costs was the result of $16.5 million of increased expenses associated with the stock based compensation plans and $3.7 million of costs relating to the Predecessor's review of strategic alternatives. The increase in stock based compensation expense was the result of both an increase in the Predecessor's common stock closing price on the New York Stock Exchange (the "Closing Price") at December 31, 1995 as compared to December 31, 1994, and from the exercise of stock based compensation benefits throughout 1995 at prices that exceeded the December 31, 1994 Closing Price. The Predecessor's common stock closed at $19.125 per share and $15.625 per share at December 31, 1995 and 1994, respectively.

OTHER (EXPENSE) INCOME, NET

    Other (Expense) Income, net, decreased $9.9 million to a net expense of $1.5 million in 1995 from income of $8.4 million in 1994. This decrease was primarily due to an $8.9 million pretax gain on the sale of certain oil and gas mineral rights on the Predecessor's U.S. timberlands in 1994 and higher amortization expense on certain intangible assets in 1995.

INCOME FROM OPERATIONS

    As a result of the above factors, Income from Operations in 1995 decreased by $21.1 million, or 13.7 percent, to $133.1 million from 1994, while the operating margin decreased to 9.9 percent from 12.0 percent. Excluding the operations of Igaras which were consolidated in 1994 and Other Costs recorded in 1995 and 1994, Income from Operations increased by $33.8 million, or 28.0 percent, while the operating margin increased to 11.5 percent from 10.7 percent. Income from Operations in the Coated Board business segment increased $14.0 million, or 15.6 percent, in 1995 compared to 1994. Excluding Other Costs recorded in the Coated Board business segment in 1995 and 1994, the Coated Board business segment's Income from Operations increased $20.8 million, or 23.0 percent, to $111.1 million in 1995 compared to $90.3 million in 1994, while the operating margin remained relatively constant from year to year, primarily as a result of the factors described above. Income from Operations in the Containerboard business segment decreased $6.3 million to $17.5 million in 1995 from $23.8 million in 1994. Excluding the operations of Igaras which were included in this business segment in 1994, and excluding Other Costs recorded in 1995 and 1994, Income from Operations in this business segment increased $29.1 million to $18.5 million in 1995 from a loss of $10.6 million in 1994, while the operating margin increased to 9.6 percent in 1995, primarily as a result of the factors described above. Income from Operations in the U.S. Timberlands/Wood Products business segment decreased $18.0 million, or 26.6 percent, to $49.6 million in 1995 compared to 1994. Excluding Other Costs recorded in 1995 and 1994, and the $8.9 million pretax gain on the sale of certain oil and gas mineral rights included in this business segment in 1994, Income from Operations in the U.S. Timberlands/Wood Products business segment decreased $8.4 million, or 14.4 percent, to $50.4 million in 1995, while the operating margin decreased to 31.5 percent from 35.7 percent in 1994, primarily as a result of the factors described above.

INTEREST INCOME, INTEREST EXPENSE, INCOME TAXES, EQUITY IN NET EARNINGS OF
  AFFILIATES AND EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

INTEREST INCOME

    Interest Income decreased by $1.5 million, or 42.6 percent, to $2.0 million in 1995. Excluding the interest income related to Igaras, Interest Income decreased by $0.6 million in 1995 as compared to 1994 due to lower average balances of cash and equivalents and marketable securities.

INTEREST EXPENSE

    Compared with 1994, Interest Expense increased by $12.5 million, or 13.4 percent, to $105.7 million from $93.2 million. Capitalized interest in 1995 decreased to $2.3 million from $23.0 million in 1994, due primarily to the completion of the First Macon Conversion in late 1994. Excluding interest expense related to Igaras in 1994, gross interest expense remained unchanged in 1995 as compared to 1994.

INCOME TAXES

    The Predecessor had income tax expense of $18.8 million and $54.2 million in 1995 and 1994, respectively, on Income from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates of $29.4 million and $64.4 million, respectively.

    During 1995, the Predecessor received $16.1 million of dividends from Igaras, of which amount $12.1 million was a special dividend. Accordingly, the Predecessor recognized the related income taxes and withholding taxes on these dividends which resulted in an effective income tax rate of 64 percent. Excluding the tax effects of the special dividend from Igaras, the Predecessor's effective income tax rate for 1995 was approximately 45 percent.

    On December 29, 1994, the Predecessor sold approximately 50 percent of its investment in Igaras for $100 million in cash after first spinning off a wholly owned subsidiary to operate the packaging machinery operations in Brazil. Prior to that date, the Predecessor owned 100 percent of Igaras. As a result of the sale of its investment in Igaras, the Predecessor recorded a pretax loss of $0.6 million and an income tax expense of approximately $27.5 million in 1994. The gain on this sale was significantly higher for income tax purposes than for financial reporting purposes, resulting in the additional income tax expense in 1994. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), these additional income taxes were not recognized until the sale was apparent. In the first quarter of 1994, the Predecessor recognized a tax benefit of $0.8 million, primarily relating to a tax law change that reduced the Swedish statutory federal tax rate from 30 percent to 28 percent. Excluding the effects of the items described above, the Predecessor's effective income tax rate for 1994 was approximately 42 percent.

EQUITY IN NET EARNINGS OF AFFILIATES

    Equity in Net Earnings of Affiliates, which was $34.9 million in 1995, comprised the Predecessor's equity in net earnings of Igaras under the equity method of accounting.

    During 1995, the Predecessor received gross dividends from Igaras totaling $16.1 million, including a special dividend of $12.1 million received in December 1995.

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

    On June 30, 1994, the Predecessor used the proceeds of new borrowings to prepay approximately $179 million principal of notes payable to insurance companies and banks and to pay related accrued interest and expenses of refinancing. This early extinguishment of debt resulted in an extraordinary charge to 1994 net earnings of approximately $7.9 million, net of income taxes of approximately $5.0 million.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

    The Company broadly defines liquidity as its ability to generate sufficient cash flow from operating activities to meet its obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet existing strategic and financial objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current or potentially available funds for use in achieving long-range business objectives and meeting debt service commitments.

CASH FLOWS

    Cash and equivalents decreased by approximately $5.1 million in the first six months of 1997 primarily as a result of $128.1 million of net cash used in investing activities, offset in part by $111.9 million and $12.3 million of net cash provided by financing and operating activities, respectively. Cash provided by operating activities included a reduction in inventories of approximately $19.4 million as a result of the Company's ongoing program to reduce inventories. See "-- Business Trends and Initiatives." Cash used in investing activities related principally to the purchases of property, plant and equipment. See "-- Liquidity and Capital Resources -- Capital Expenditures." Depreciation and amortization during the first six months of 1997 totaled approximately $65.7 million, and is expected to be approximately $140 million to $145 million for fiscal 1997.

    Cash and equivalents increased by approximately $16.5 million in the nine months ended December 31, 1996, primarily as a result of $1,134.6 million of net cash provided by financing activities, offset in part by $1,095.0 million and $24.9 million of net cash used in investing and operating activities, respectively. Cash used in investing activities related principally to the acquisition of RIC and to purchases of property, plant and equipment, offset somewhat by the sales of assets. See "-- Liquidity and Capital Resources -- Capital Expenditures." Depreciation and amortization during the nine months ended December 31, 1996 totaled approximately $100.8 million.

    The Company's Coated Board business segment experiences seasonality principally due to the seasonality of the worldwide multiple packaging beverage segment. Historically, the Company's Coated Board business segment reports its strongest sales in the second and third quarters of the fiscal year driven by the seasonality of the Company's integrated beverage business.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity needs arise primarily from debt service on the substantial indebtedness incurred in connection with the Merger and from the funding of its capital expenditures. As of June 28, 1997, the Company had outstanding approximately $1,671 million of long-term debt, consisting primarily of $650.0 million aggregate principal amount of the 1996 Notes, $750.0 million in term loan borrowings under the Term Loan Facility and additional amounts under the Revolving Facility, the Machinery Facility and other debt issues and facilities. During the first six months of 1997, the Company had a net increase in revolving credit facilities of approximately $113.6 million and repaid approximately $1.7 million of debt. Proceeds from the Offering were applied to prepay a portion of the Company's Senior Secured Credit Facilities. See "-- Debt Service" and "-- Financing Sources and Cash Flows."

DEBT SERVICE

    Principal and interest payments under the Facilities and interest payments on the 1996 Notes represent significant liquidity requirements for the Company. With respect to the Term Loan Facility, the Company applied $105.0 million of the proceeds from the Offering to refinance a portion of the Tranche A Term Loans under the Term Loan Facility, $50.0 million of the proceeds of the Offering to refinance the Tranche D Loan under the Senior Secured Credit Agreement, and the remaining proceeds from the Offering to prepay outstanding revolving credit borrowings under the Revolving Facility. Scheduled term loan principal payments under the Term Loan Facility have been reduced to reflect this application of proceeds. Annual term loan amortization requirements under the Term Loan Facility will be approximately $1 million, $3 million, $4 million, $4 million, $120 million, $173 million, $184 million and $156 million for each of the years 1997 through 2004, respectively. This application of proceeds did not involve any reduction in the current aggregate Revolving Facility commitment of $400.0 million. In the third quarter of 1997, the Company will record a non-cash, extraordinary charge to earnings of approximately $2.5 million, net of tax, related to the write-off of the applicable portion of deferred debt issuance costs on the Tranche A Term Loans.

    The Revolving Facility will mature in March 2003 and the Machinery Facility will mature in March 2001, with all amounts then outstanding becoming due. The Company expects that its working capital and business needs will require it to continue to have access to these or similar revolving credit facilities after their respective maturity dates, and that the Company accordingly will have to extend, renew, replace or otherwise refinance such facilities at or prior to such dates. No assurance can be given that it will be able to do so. The loans under the Facilities bear interest at floating rates based upon the interest rate option elected by the Company. As of June 28, 1997, the Tranche A Term Loans, Tranche B Term Loans and Tranche C Term Loans under the Term Loan Facility bore interest at average rates per annum equal to 8.23%, 8.82% and 9.19%, respectively. Borrowings under each of the Revolving Facility and the Machinery Facility bore interest as of such date at an average rate per annum equal to 8.19%. The Existing Notes, the 1996 Senior Notes and the Senior Subordinated Notes bear interest at rates of 10 5/8%, 10 1/4% and 10 7/8%, respectively. After giving effect to the Offering, interest expense in 1997 is expected to be approximately $170 million to $175 million, including approximately $10 million of non-cash amortization of deferred debt issuance costs. During the first six months of 1997, cash paid for interest was approximately $72.4 million. The Company's Australian revolving credit facility matures in September 1998, with all amounts then outstanding becoming due. The total amount outstanding under such facility was $22.0 million at June 28, 1997. While the Company expects to extend, renew, replace or otherwise refinance such facility at or prior to such date, no assurance can be given that it will be able to do so.

    The Company uses interest rate swap and cap agreements to fix or cap a portion of its variable rate Term Loan Facility to a fixed rate in order to reduce the impact of interest rate changes on future income. The differential to be paid or received under these agreements is recognized as an adjustment to interest expense related to the debt.

COVENANT RESTRICTIONS

    The Credit Agreements impose restrictions on the Company's ability to make capital expenditures and the Credit Agreements and the Note Indentures limit the Company's ability to incur additional indebtedness. Such restrictions, together with the highly leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to meet its capital spending program, to provide for unanticipated capital investments or to take advantage of business opportunities. The covenants contained in the Credit Agreements also, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur guarantee obligations, repay the relevant 1996 Notes or the Notes, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates, and otherwise restrict corporate activities. The covenants contained in the relevant Note Indentures also impose restrictions on the operation of the Company's businesses. At June 28, 1997, the Company was in compliance with the financial covenants in the Credit Agreements.

    In connection with the consummation of the Offering, certain financial and other covenants in the Credit Agreements were amended to reflect the Company's recent financial results and market and operating conditions, as well as the consummation of the Offering and the prepayment of the term loan and other borrowings under the Senior Secured Credit Agreement. Covenant modifications included reductions in permitted capital expenditures, the elimination of the minimum consolidated net worth requirement, and reduction in minimum EBITDA and interest coverage ratio requirements. See "Description of Senior Secured Credit Facilities."

CAPITAL EXPENDITURES

    In connection with the Merger, the Company acquired assets (including goodwill and other intangible assets) with a fair value of approximately $3,092 million (including cash of $26 million) and assumed liabilities of approximately $1,606 million.

    Capital spending for the first six months of 1997 was approximately $89 million. During the first six months of 1997, the Company completed projects to modify the pulp mill at the Macon Mill and to convert the second Macon Mill linerboard machine to CUK Board production. The cost of the pulp mill modification, completed in February 1997, was approximately $32 million. The paper machine conversion is expected to cost approximately $85 million. Through June 28, 1997, the Company has spent a cumulative total of approximately $63 million on the paper machine conversion. For the first six months of 1997, capital spending on these two projects totaled approximately $49 million. The pulp mill modification project and the conversion of the second Macon Mill linerboard machine were each completed on budget and on schedule. Other capital spending during this period related primarily to increasing paper production efficiencies, increasing converting capacity, manufacturing packaging machinery and upgrading the Company's information systems. Total capital spending for fiscal 1997 is expected to be approximately $155 million, which represents a reduction from previously planned capital expenditures, and is expected to relate principally to the pulp mill modification, the conversion of the second paper machine at the Macon Mill, the production of packaging machinery and the planned upgrading of the Company's information systems (which is expected to cost up to approximately $30 million through 1999). See "-- Upgrade of Information Systems and Year 2000 Compliance."

    Capital spending for the nine months ended December 31, 1996 was approximately $132 million. For the nine months ended December 31, 1996, capital spending on the Macon Mill pulp mill modifications and machine conversion project totaled approximately $44 million. Other capital spending during this period related primarily to increasing paper production efficiencies, increasing converting capacity, and manufacturing packaging machinery. Additionally, at the date of the Merger, the Company reacquired packaging machinery and purchased a converting press for an aggregate of approximately $47 million, which were previously financed under operating lease arrangements.

ASSET DISPOSITIONS

    During the nine months ended December 31, 1996, the Company sold assets for gross proceeds of approximately $555 million. These assets consisted primarily of substantially all of the assets of the U.S. Timberlands/Wood Products business segment, and also included the machinery and equipment of the Company's last dedicated folding carton converting plant in the United States, located in Kankakee, Illinois. The Company did not recognize any gain or loss on the sale of these assets. The Company applied the proceeds of the sale of the U.S. Timberlands/Wood Products business segment to repay a portion of the outstanding borrowings under the Term Loan Facility and the Revolving Facility.

FINANCING SOURCES AND CASH FLOWS

    In connection with and following the Merger, the Company decided in 1996 to exit certain businesses and operating activities, including the sale or closure of the Company's last dedicated folding carton converting plant in the United States, located in Kankakee, Illinois, packaging machinery manufacturing plants in Marietta, Georgia and Koln, Germany, a beverage multiple packaging converting plant in Bakersfield, California and the trucking transportation operations in West Monroe, Louisiana, as well as the consolidation and realignment of certain operations in the United States, Australia and Europe. The cost of exiting these businesses and operating activities was approximately $40.9 million which was accrued during 1996 as a purchase accounting adjustment. The costs relate principally to the severance of approximately 750 employees, relocation and other plant closure costs. At June 28, 1997, $22.8 million of this total was accrued in Other accrued liabilities on the Condensed Consolidated Balance Sheet. During the first six months of 1997, $9.9 million was paid out and charged against the accrual and related primarily to severance costs.

    At June 28, 1997, the Company and its U.S. and international subsidiaries had the following amounts undrawn under revolving credit facilities:

                                                                                     TOTAL AMOUNT    TOTAL AMOUNT
                                                                  TOTAL AMOUNT OF   OUTSTANDING AT   AVAILABLE AT
(IN THOUSANDS OF DOLLARS)                                           COMMITMENTS     JUNE 28, 1997   JUNE 28, 1997
----------------------------------------------------------------  ----------------  --------------  --------------
Revolving Facility..............................................    $    400,000     $    206,000    $    194,000
Machinery Facility..............................................         140,000           35,000          21,000
International Facilities........................................          54,720           32,567          22,153
                                                                  ----------------  --------------  --------------
                                                                    $    594,720     $    273,567    $    237,153
                                                                  ----------------  --------------  --------------
                                                                  ----------------  --------------  --------------

    The total amount outstanding under the Revolving Facility was $206.0 million as of June 28, 1997. In July 1997, the Company applied approximately $87 million of the net proceeds from the Offering and $50 million in proceeds from the Tranche D Loan, which became available to the Company upon the closing of the Offering, to repay a portion of the outstanding borrowings under the Revolving Facility (without any revolving credit commitment reduction). As a result, the total amount outstanding under the Revolving Facility at July 29, 1997 was approximately $91 million resulting in approximately $309 million of borrowing availability under the Revolving Facility at that date.

    The Machinery Facility is limited by a borrowing base. During December 1996, the commitment for the Australian revolving facility was reduced from approximately $37 million to approximately $32 million. The Company anticipates pursuing additional working capital financing for its foreign operations as necessary, and possibly implementing a receivables securitization program.

    As described above, the Company has substantial liquidity, but anticipates additional borrowings under the Revolving Facility throughout 1997. The Company believes that cash generated from operations, together with amounts available under its Revolving Facility, the Machinery Facility and other available financing sources, will be adequate to permit the Company to meet its debt service obligations, capital expenditure program requirements, ongoing operating costs and working capital needs until the maturity of the Revolving Facility (assuming extension or refinancing of the Machinery Facility at its earlier maturity), although no assurance can be given in this regard. The Company's future financial and operating performance, ability to service or refinance its debt and ability to comply with the covenants and restrictions contained in its debt agreements (see "-- Covenant Restrictions"), will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control, and will be substantially dependent on the selling prices for the Company's products and the Company's ability to successfully implement its overall business and profitability strategies. See "Risk Factors" and "-- Business Trends and Initiatives."

    While the Company believes that Igaras has adequate liquidity, the Company shares control of Igaras with its joint venture partner and future dividend payments from Igaras, if any, would be subject to restrictions in the joint venture agreement and would reflect only the Company's remaining interest of 50%. Under the Igaras joint venture agreement, Igaras is required to pay dividends equal to at least 25% of its net profits. Due to currency fluctuations, inflation and changes in political and economic conditions, earnings from Brazilian operations have been subject to significant volatility. There can be no assurance that such volatility will not recur in the future.

    During the nine months ended December 31, 1996, Holding completed an offering of shares of Holding Common Stock to certain members of management and key employees (the "Management Investors") of the Company. During the nine months ended December 31, 1996, the Company issued 111,900 shares of Holding Common Stock to the Management Investors for gross proceeds of $11.2 million. Under certain circumstances, a Management Investor can require the Company to repurchase his or her shares of Holding Common Stock. At June 30, 1997, Management Investors holding an aggregate of 38,750 shares of Holding Common Stock were entitled to require the Company to repurchase their shares. As of July 31, 1997 a total of 6,000 shares of management investor stock have been repurchased as a result of involuntary termination of employment. See Note 11 to the audited Consolidated Financial Statements included elsewhere in this Prospectus.

ENVIRONMENTAL MATTERS

    The Company is committed to compliance with all applicable environmental laws and regulations throughout the world. Environmental law is, however, dynamic rather than static. As a result, costs, which are unforeseeable at this time, may be incurred when new laws are enacted, and when environmental agencies promulgate or revise rules and regulations.

    In late 1993, the EPA proposed regulations (generally referred to as the "cluster rules") that would mandate more stringent controls on air and water discharges from United States pulp and paper mills. In 1996, the EPA released additional information regarding the proposed cluster rules. Based on this information, the Company expects that the cluster rules may be finally promulgated in 1997 and estimates the capital spending that may be required to comply with the cluster rules could reach $55 million to be spent at its two U.S. paper mills over an eight-year period beginning in 1997. The Company anticipates that the majority of this spending for compliance with the cluster rules will occur later in the eight-year period. The Company had no capital spending during the first half of 1997 related to compliance with the cluster rules.

    In late 1995, the Louisiana Department of Environmental Quality (the "DEQ") notified the Company that the Predecessor may be liable for the remediation of hazardous substances at a wood treatment site in Shreveport, Louisiana, that the Predecessor or its predecessor previously operated, and at a former oil refinery site in Caddo Parish, Louisiana that the Company currently owns. Neither the Company nor the Predecessor ever operated the oil refinery. In response to the DEQ, the Company has provided additional information concerning these sites and has commenced its own evaluation of any claims and remediation liabilities for which it may be responsible. The Company received a letter from the DEQ dated May 20, 1996, requesting a plan for soil and groundwater sampling of the wood treatment site. The Company first met with the DEQ on July 18, 1996, and then submitted a soil sampling plan to the DEQ. The Company expects approval of this sampling plan in the second half of 1997. On September 6, 1996, the Company received from the DEQ a letter requesting remediation of the former oil refinery site in Caddo Parish, Louisiana. The Company met with the DEQ on February 17, 1997 to discuss these matters. The Company anticipates entering into a cooperative agreement with the DEQ to perform a phased-in evaluation of soil and groundwater conditions at the Shreveport site. The Company is in discussions with the DEQ regarding the participation of other responsible parties in any clean up of hazardous substances at both of these sites.

    The Company is engaged in environmental remediation projects for certain properties currently owned or operated by the Company and certain properties divested by the Company for which responsibility was retained for pre-existing conditions. The Company's costs in some instances cannot be reliably estimated until the remediation process is substantially underway. To address these contingent environmental costs, the Company has accrued reserves when such costs are probable and can be reasonably estimated. The Company believes that, based on current information and regulatory requirements, the accruals established by the Company for environmental expenditures are adequate. Based on current knowledge, to the extent that additional costs may be incurred that exceed the accrued reserves, such amounts are not expected to have a material impact on the results of operations, cash flows, or financial condition of the Company, although no assurance can be given that material costs will not be incurred in connection with clean-up activities at these properties, including the Shreveport and Caddo Parish sites referred to above.

INTERNATIONAL OPERATIONS

    At December 31, 1996, approximately 21 percent of the Company's total net assets were denominated in currencies other than the U.S. dollar. The Company has significant operations in countries that use the Swedish krona, the British pound sterling, the German mark, the Spanish peseta, the French franc or the Australian dollar as their functional currencies. The offsetting effect of generally stronger U.S. dollar currency exchange rates in Britain and Australia and the effect of weaker U.S. dollar currency exchange rates in Sweden, Germany, Spain and France combined to produce a cumulative net translation adjustment gain of approximately $8 million, which was recorded as an adjustment to shareholders' equity for the nine months ended December 31, 1996. The magnitude and direction of this adjustment in the future depends on the relationship of the U.S. dollar to other currencies. The Company cannot predict major currency fluctuations. The Company's revenues from export sales fluctuate with changes in foreign currency exchange rates. The Company pursues a currency hedging program in order to limit the impact of foreign currency exchange fluctuations on financial results. See "-- Financial Instruments."

FINANCIAL INSTRUMENTS

    The functional currency for most of the Company's international subsidiaries is the local currency for the country in which the subsidiaries own their primary assets. The translation of the applicable currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Any related translation adjustments are recorded directly to shareholders' equity. Gains and losses on foreign currency transactions are included in Other (Expense) Income, net, in the Consolidated Statements of Operations for the period in which the exchange rate changes.

    The Company pursues a currency hedging program which utilizes derivatives to limit the impact of foreign currency exchange fluctuations on its consolidated financial results. Under this program, the Company enters into forward exchange and option contracts in the normal course of business to hedge certain foreign currency denominated transactions. Realized and unrealized gains and losses on these forward contracts are included in the measurement of the basis of the related foreign currency transaction when recorded. The premium on an option contract is accounted for separately and amortized to Other (Expense) Income, net, over the term of the contract. These instruments involve, to varying degrees, elements of market and credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The Company does not hold or issue financial instruments for trading purposes. See Note 4 to the audited Consolidated Financial Statements included elsewhere in this Prospectus.

UPGRADE OF INFORMATION SYSTEMS AND YEAR 2000 COMPLIANCE

    The Company has begun to upgrade its information systems through an initiative expected to cost up to approximately $30 million to be spent through 1999. When the upgrade is complete, the Company expects a major improvement in its information systems and business processes. This initiative is expected to be complete by June 1999. Capital spending on this project during the first six months of 1997 totaled approximately $1.6 million.

    In conjunction with the information systems upgrade, the Company is also in the process of replacing its computer software applications and systems to accommodate the "Year 2000" dating changes necessary to permit correct recording of yearly dates for 2000 and later years. The Company does not expect that the cost of its Year 2000 compliance program will be material to its financial condition or results of operations (other than the initial investment in information systems of up to approximately $30 million). The Company believes that it will be able to achieve compliance by the end of 1999, but would anticipate a material disruption in its operations as the result of any failure by the Company to be in compliance. In the event that any of the Company's significant suppliers or customers does not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be adversely affected.

FLUCTUATIONS IN U.S. CURRENCY EXCHANGE RATES

    Fluctuations in U.S. dollar currency exchange rates did not have a significant impact on Net Sales, Gross Profit, operating expenses or Income from Operations of the Company or Predecessor or any of their business segments for the six months ended June 28, 1997, the nine months ended December 31, 1996, the three months ended June 28, 1997 and March 27, 1996 or for either of the years ended December 31, 1995 and 1994.

IMPACT OF INFLATION

    In the United States, the inflation rate was approximately 3 percent for 1996. In both Europe and Australia, where the Company has manufacturing facilities, the inflation rate for 1996 was approximately 2 percent. Net sales from international operations during the nine months ended December 31, 1996 amounted to approximately $303.5 million, or 33.4 percent of the Company's Net Sales (prior to inter-company eliminations) for the nine months ended December 31, 1996.

TAX MATTERS RELATING TO THE MERGER

    Pursuant to an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the "Code"), the Merger has been treated for income tax purposes as a taxable sale of the assets of RIC and a taxable sale of the assets of RIC's subsidiaries to which such election applies. As a result, following the Merger the tax basis of the assets of the Company are substantially equal to their fair market value. The excess of the Merger consideration over the fair market value of the taxable net assets is deductible over 15 years for federal income tax purposes. The Company's future taxable income will be reduced by such amortization deductions and increased depreciation and other deductions resulting from the stepped-up tax basis of those assets, together with deductions for interest on indebtedness and certain other expenses incurred in connection with the Merger.

    For periods prior to the Merger, the Predecessor had historically been included in the consolidated federal and certain combined state income tax returns of a company formerly known as Manville Corporation ("Manville"). For periods after the Merger, the Company will now be included in the consolidated federal and certain combined state income tax returns of Holding.

    Pursuant to a previously existing tax sharing agreement between the Company and Manville (the "Tax Sharing Agreement"), the Company was required to make tax sharing payments to Manville (or Manville to make tax sharing payments to the Company in certain cases) with respect to the Company's share of consolidated federal and combined state and local income tax liabilities, generally computed as if the Company were the parent of a separate consolidated group of companies. The Tax Sharing Agreement was terminated upon the closing of the Merger.

    The Tax Matters Agreement, dated as of October 25, 1995, among Manville, RIC, RIC Holding and CDRO Acquisition Corp. (the "Tax Matters Agreement") was entered into in connection with the Merger. The Tax Matters Agreement requires the Company to make tax sharing payments to Manville (or Manville to make tax sharing payments to the Company in certain cases), calculated in a manner generally consistent with past practices under the Tax Sharing Agreement, with respect to the Company's share of consolidated federal and combined state and local income tax liabilities for all pre-closing periods, excluding taxes associated with the election under Section 338(h)(10) of the Code, to the extent such amounts have not previously been paid pursuant to the Tax Sharing Agreement. The Tax Matters Agreement further requires Manville to bear the risk of federal and state tax audits (excluding state tax matters associated with the Section 338(h)(10) election), and the Company to bear the risk of foreign tax audits, for periods prior to the Merger.

    Pursuant to the Tax Matters Agreement, Manville agreed to bear the cost of the Section 338(h)(10) election for federal tax purposes and for purposes of state taxes for which Manville and the Predecessor filed returns on a combined basis. The Company agreed to bear the cost of this election for purposes of other state taxes ("stand-alone taxes"), including Louisiana income tax. During 1997, the Company has paid $33.1 million in estimated stand-alone taxes relating to the election, including $27.5 million in Louisiana income tax. The Company's calculation of its Louisiana tax was based on state law in effect at the time of the Merger, including a 1993 amendment. In May 1997, the Louisiana Supreme Court declared the 1993 amendment to be void under the Louisiana constitution, retroactive to 1993. It is possible that the voiding of the 1993 amendment could result in the Company being required to pay significant additional Louisiana income tax relating to the election (plus interest on the additional tax). The Company's Louisiana tax return for the period that includes the Merger is due in November 1997. After consultation with Louisiana tax counsel, the Company believes that it has a reasonable basis for filing its Louisiana income tax return for 1996 (which is due in November 1997) without the payment of any additional tax due to the voiding of the 1993 amendment. There can be no assurance, however, that the Company would ultimately prevail on this issue if Louisiana were to challenge such filing position. If the Company were not to prevail in such a challenge, significant additional Louisiana income tax relating to the election could be payable. Management estimates that the maximum amount of such additional tax is approximately $50 million (plus statutory interest on any additional tax). The Company intends to file its tax return without the payment of additional tax due to the voiding of the 1993 amendment, and management believes that the additional tax ultimately paid (if any) would be substantially less than the estimated maximum amount, although no assurance can be given in this regard. The Company and its advisors are continuing to study this situation. Since the law is unclear and the amounts involved could be significant, it may be several years before this matter is resolved.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

    Certain of the statements contained in this Prospectus (other than the financial statements and other statements of historical fact) are forward-looking statements, including, without limitation, (i) the statement in "-- Business Trends and Initiatives" concerning (a) the improvements that the Company's long-term initiatives, including, without limitation, its profit center reorganization, are designed to achieve and (b) the Company's expectation that the second Macon Mill paper machine will achieve its full annual production capacity of approximately 275,000 tons in 18 to 24 months; (ii) the statements in
"-- Outlook" concerning (a) the Company's expectation that its 1997 EBITDA will exceed its 1996 EBITDA (excluding the results of the former U.S. Timberlands/Wood Products business segment) as well as each of the factors that the Company believes support such expectation, (b) the Company's expectation that it will achieve a reduction of expenditures of at least $20 million on an annualized basis and (c) the Company's belief that further cost reduction initiatives that it is currently pursuing will position it to realize significant further cost savings after 1997; (iii) the statements in "-- Results of Operations -- Paperboard Production" concerning the Company's expectation that the second Macon Mill paper machine will produce approximately 170,000 tons of linerboard and CUK Board during 1997; (iv) the statements in "-- Financial Condition, Liquidity and Capital Resources -- Liquidity and Capital Resources" concerning (a) the Company's expectation that it will extend, renew, replace or otherwise refinance its Australian revolving facility prior to September 1998,
(b) the Company's expectations that total capital spending for 1997 will be approximately $155 million and that the planned upgrading of the Company's information systems will cost up to $30 million (and its belief that the Company will achieve Year 2000 compliance by the end of 1999), (c) the Company's belief that cash generated from operations, together with amounts available under available financing sources, will be adequate to permit the Company to meet its debt service obligations, capital expenditure program requirements, ongoing operating costs and working capital needs until the maturity of the Revolving Facility (assuming extension or refinancing of the Machinery Facility at its earlier maturity), (d) the Company's expectations with respect to capital spending that may be required to comply with the cluster rules and that, based on current knowledge, environmental costs are not expected to have a material impact on the results of operations, cash flows or financial condition of the Company and (e) the Company's beliefs and estimates in respect of certain Louisiana income tax matters relating to the Section 338(h)(10) election, including, without limitation, management's belief that additional tax ultimately paid (if any) would be substantially less than $50 million; and (v) other statements as to management's or the Company's expectations and belief presented in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Forward-looking statements are made based upon management's current expectations and belief concerning future developments and their potential effects upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management. The factors described in this Prospectus (including without limitation those discussed in "Risk Factors" and
"-- Business Trends and Initiatives") could affect (and in some cases have affected) the Company's actual results and could cause such results to differ materially from estimates or expectations reflected in such forward-looking statements. See "Risk Factors" and "-- Business Trends and Initiatives."

    While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition, the Company does not intend to review or revise any particular forward-looking statement referenced herein in light of future events.

ACCOUNTING CHANGES

    In the fourth quarter of 1996, the Company adopted the LIFO method of determining the cost of principally all its inventories effective March 28, 1996. Prior to the fourth quarter of 1996, the Company determined the cost of principally all its inventory using the FIFO method. The Company believes that the

LIFO method results in a better matching of current costs with current revenues. Additionally, the LIFO method is widely used in the paper products industry. This change in accounting principle was applied retroactively. Accordingly, the second and third quarters of 1996 have been restated to reflect the adoption of the LIFO method effective March 28, 1996 (see Note 23 to the audited Consolidated Financial Statements included elsewhere in this Prospectus).

    Effective January 1, 1996, the Predecessor adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangible assets, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangible assets to be disposed of. The adoption of SFAS No. 121 by the Predecessor did not have a significant impact on its operations.

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for fiscal years beginning after December 31, 1997. The Company has not determined the impact that SFAS No. 131 will have on its business segment disclosures.

                                    BUSINESS

OVERVIEW

    The Company is a leading provider of paperboard and paperboard packaging solutions, either directly or through independent converters, to multinational beverage and consumer products companies, such as Anheuser-Busch Companies, Inc., Miller Brewing Company, numerous Coca-Cola bottling companies, PepsiCo, Inc., Sara Lee Corporation and Mattel, Inc. The Company is one of only two major manufacturers of CUK Board. CUK Board, which serves as the principal raw material for the Company's packaging products, is a specialized high-quality grade of paperboard with superior strength characteristics and printability for high-resolution graphics that make it particularly well suited for a variety of packaging applications. In order to capitalize on the growth in CUK Board demand, the Company has invested over $1 billion since the beginning of 1992 in expanding its Coated Board business segment. The Company's Coated Board business segment accounted for approximately 88% of the Company's net sales for the nine months ended December 31, 1996. The Company also manufactures and sells linerboard, corrugating medium and kraft paper through its Containerboard business segment.

    In March 1996, Holding, through its wholly owned subsidiaries, acquired all of the outstanding shares of common stock of RIC. RIC Holding is a wholly owned subsidiary of Holding and Riverwood is a wholly owned subsidiary of RIC Holding. The principal executive offices of Riverwood are located at 3350 Cumberland Circle, Suite 1400, Atlanta, Georgia 30339 and its telephone number is (770) 644-3000.

STRATEGY

    The Company's strategy is to profitably expand its position as a leader in CUK Board-based paperboard packaging. To implement its strategy, the Company is emphasizing the production and sale of CUK Board and CUK Board-based products through its Coated Board business segment, while utilizing its linerboard production capacity to respond to changes in supply and demand in its businesses. The principal components of the Company's strategy are as follows:

    CONTINUE TO DEVELOP PROPRIETARY PACKAGING MACHINERY AND INNOVATIVE CARTON DESIGNS. The design, manufacture and leasing of packaging machinery is an integral part of the integrated beverage packaging solutions provided by the Company to its customers in the beverage industry. The Company believes that it has significant opportunities to install additional machines capable of packaging bottles, cans and other primary containers in CUK Board-based cartons at the facilities of existing and new customers, both domestically and internationally. Management believes that increased installation of packaging machinery will increase "pull through" demand for beverage cartons made from carrierboard, thereby increasing the Company's base of business. At the same time, the Company is focusing on the overall profitability of the integrated beverage packaging solutions provided to existing and new customers.

    Customers in the beverage industry are seeking more flexibility, higher filling line speeds and reduced secondary packaging costs through both reduced material requirements and lighter carrierboard weights, while demanding product performance criteria unique to beverage applications. Management believes that the Company is well positioned to satisfy these varied requirements profitably. Moreover, the Company believes that its ability to work with customers to satisfy their demand for new beverage packaging formats will result in increased demand for the Company's CUK Board, beverage cartons and packaging machinery.

    INCREASE CUK BOARD PRODUCTION CAPACITY AND LOWER PRODUCTION COSTS. In June 1997, the Company completed the conversion of the second Macon Mill linerboard machine to CUK Board production at an expected cost of approximately $85 million, and commenced CUK Board production on the machine. When the machine achieves its full, annual production capacity of approximately 275,000 tons of CUK Board in 18 to 24 months, the Company expects to have total annual CUK Board capacity of more than 1.3 million tons. Management believes that no other significant new CUK Board capacity is scheduled to come on line worldwide in the next several years, other than Mead's plans to add 35,000 tons of annual CUK Board capacity beginning in 1998. Management believes that the Company's ability to produce additional carrierboard and cartonboard will allow it to meet customer demand as its customers expand, particularly in international markets. In addition, the flexibility to produce carrierboard, cartonboard or linerboard on its CUK Board machines enables the Company to respond to changes in supply and demand, principally by allowing the Company to use excess CUK Board capacity to supply the larger containerboard market. The Company expects to continue to produce linerboard on its CUK Board machines during the start-up of the second Macon Mill machine over the next two years and thereafter based on market conditions.

    With the upgrading of the Macon Mill's first linerboard machine in 1994 and the second machine in June 1997, the Company has modern equipment and facilities at its Macon Mill. The Company will utilize the additional Macon Mill capacity to optimize mill scheduling and machine yields as part of its ongoing initiative to lower production costs and increase efficiency at its mills.

    INCREASE THE COMPANY'S MARKET SHARE IN FOLDING CARTONBOARD
MARKETS. Although worldwide consumption of all grades of folding cartonboard exceeds 28 million tons annually, the Company estimates that CUK Board accounts for less than 3.5% of the annual consumption of the relatively large folding carton segment. To increase its market share, the Company is pursuing a strategy of targeting packaging applications in folding carton markets presently served by other substrates for which it believes the strength characteristics and printability of its Pearl-Kote-Registered Trademark- and OmniKote-Registered Trademark- are particularly suited, such as dry and frozen foods, toys, hardware and other consumer products. In addition, the Company continues to research and develop new product initiatives designed to increase sales of CUK Board for folding carton applications.

    The Company has also taken actions designed to increase CUK Board market share by establishing key account relationships with a number of major North American independent converters, involving multi-year commitments by the Company to supply a significant portion of these customers' requirements for CUK Board. Certain multinational consumer products companies have specified the Company's folding cartonboard for their cartons, and the Company intends to pursue additional relationships of this type.

    CONTINUE TO IMPLEMENT REORGANIZATION AND COST SAVINGS MEASURES. The Company has undertaken a profit center reorganization of its operations, designed to (i) focus on profitability, (ii) reevaluate its commitment of assets to business sectors with relatively lower profitability, (iii) provide greater control over costs and revenues and (iv) enhance managerial autonomy and accountability. A major initial project was the reorganization of the Company's North American beverage operations into three business units, each of which is a separate profit center serving a different customer market segment. The Company is also implementing a number of cost savings measures, including reorganizing operations and streamlining and consolidating international and other operations to eliminate duplication and excess overhead. These measures have also included the sale or closure of (i) the Company's last folding cartonboard converting plant in the United States, located in Kankakee, Illinois, (ii) a beverage multiple packaging plant in Bakersfield, California, (iii) packaging machinery manufacturing plants in Marietta, Georgia and Koln, Germany and (iv) the trucking transportation operations in West Monroe, Louisiana, as well as the consolidation and realignment of certain operations in the United States, Australia and Europe. In addition, the Company has begun to upgrade its domestic information systems through an initiative expected to provide significant improvements in its systems and business processes. The Company continues to evaluate its current operations and assets with a view to rationalizing and improving the profitability of its operations, in particular with respect to its international converting assets and strategy.

    POSITION THE COMPANY FOR LONG-TERM INTERNATIONAL GROWTH
OPPORTUNITIES. Management believes that markets outside of the Company's core North American market present significant long-term opportunities for growth. As multinational soft drink and beer companies continue to expand internationally, management believes that they will bring with them their marketing and merchandising concepts, including the use of carrierboard secondary packaging for enhanced graphics and point of sale presence. To take advantage of expected international growth opportunities, management is pursuing a strategy to position the Company to provide integrated beverage packaging solutions to soft drink and beer companies as they expand internationally. As a result of the steps taken to date in furtherance of this strategy, management believes that the Company is positioned to provide such packaging solutions without having to make additional material investments, other than for packaging machinery. These steps have included: (i) increasing the Company's CUK Board production capacity,
(ii) investing in design and development of packaging machinery to meet the needs of local markets, (iii) increasing international converting capacity through establishing relationships with international converters, in addition to the Company's own international converting facilities, and (iv) improving the Company's means to execute coordinated sales and market development initiatives globally.

COATED BOARD

OVERVIEW

    The Company's primary focus is the production and sale of CUK Board for use as multiple packaging beverage cartons ("carrierboard") for beer, soft drinks and other beverages, and folding cartons ("folding cartonboard") for confectionary, frozen and dry foods, toys and other consumer products. The Company sells carrierboard under the brand names Aqua-Kote-Registered Trademark- and Krafbrite-Registered Trademark- and folding cartonboard under the brand names Pearl-Kote-Registered Trademark- and OmniKote-Registered Trademark-. In 1996, carrierboard accounted for approximately 70% of the Company's total CUK Board production.

    The Company utilizes over three-fourths of its carrierboard production in its integrated beverage business and sells the remainder in the open market to independent converters, including licensees of the Company's proprietary carton designs, principally for use in the beverage packaging market. In its integrated beverage business, the Company provides integrated beverage packaging solutions that generally include each of the following elements: (i) the production of carrierboard, (ii) the printing and cutting, or conversion, of carrierboard into beverage cartons for use on packaging machines and (iii) the sale to customers of converted beverage cartons for use on proprietary packaging machines designed, manufactured and installed by the Company. As part of the Company's integrated beverage business, particularly in its international operations, the Company's carrierboard may be sold to and converted by licensees of the Company's beverage carton designs who, in turn, sell converted beverage cartons to end-users for use on the Company's proprietary packaging machines. The Company's integrated beverage business also includes sales of Company produced and converted carrierboard to customers for use on third party packaging machines.

    The Company produces and sells folding cartonboard principally in the open market to independent converters for use in folding cartons for packaging a variety of consumer products. The Company focuses on folding cartonboard applications for consumer products companies seeking the strength and printability of CUK Board. The Company's ability to produce either carrierboard or folding cartonboard on its CUK Board paper machines enables the Company to respond to changes in supply and demand in these businesses. Additionally, at its Swedish Mill, the Company manufactures WLC, a coated 100% recycled paperboard grade used principally in European folding cartonboard applications.

CUK BOARD PRODUCTION

    The Company produces CUK Board at its West Monroe Mill and its Macon Mill. These mills have a current total combined annual production capacity of over one million tons of CUK Board. In February 1997, the Company completed a project to modify the pulp mill at the Macon Mill at a cost of approximately $32 million. The pulp mill was modified to permit separate processing of pine and hardwood fibers and to increase pulp capacity, which will enable the Company to increase CUK Board output on its Macon Mill machines while reducing dependence on OCC. In June 1997, the Company completed the conversion of the second Macon Mill linerboard machine to CUK Board production at an expected cost of approximately $85 million, and commenced CUK Board production on the machine. The Company expects that the machine will achieve its full, annual production capacity of approximately 275,000 tons of CUK Board in 18 to 24 months. The Company's CUK Board production at its West Monroe Mill was approximately 652,000 tons for the year ended December 31, 1996. The Macon Mill produced approximately 218,000 tons of CUK Board for the year ended December 31, 1996.

    CUK Board is manufactured from pine and hardwood fibers and, in some cases, recycled fibers, such as OCC and clippings from the Company's converting operations. Virgin fiber is obtained in the form of wood chips or pulp wood acquired through open market purchases. These chips are chemically treated to form softwood and hardwood pulp, which are then blended (together, in some cases, with recycled fibers). In the case of carrierboard, a chemical is added to increase moisture resistance. The pulp is then processed through the mill's paper machines, which consist of a paper-forming section, a press section (where water is removed by pressing the wet paperboard between rolls), a drying section and the coating section. Coating on CUK Board, principally a mixture of pigments, binding agents and water, provides a white, smooth finish, and is applied in multiple steps to achieve desired levels of brightness, smoothness and shade. After the CUK Board is coated, it is wound into rolls, which are then shipped to the Company's converting plants or to outside converters.

CONVERTING OPERATIONS

    The Company converts CUK Board as well as other grades of paperboard into cartons at 17 carton converting plants at 16 sites that it operates in the United States, the United Kingdom, Spain, France and Australia, as well as through converting plants associated with its joint ventures in Brazil, Japan and Denmark and licensees in other markets outside the United States. The converting plants print, cut and glue paperboard on multi-color printing presses, cutting lines and gluing lines into cartons designed to meet customer specifications.

    The Company's U.S. converting plants are dedicated to converting carrierboard produced by the Company into beverage cartons. In 1996, the Company completed a program begun in 1994 to upgrade certain of its existing domestic converting plants with new printing presses and related equipment, and opened a new converting plant located in Perry, Georgia near the Macon Mill. As part of its ongoing reorganization of operations, the Company closed its last folding cartonboard converting plant in the U.S., located in Kankakee, Illinois in 1996 and closed a beverage multiple packaging converting plant in Bakersfield, California in April 1997. The Company's international converting plants convert carrierboard and folding cartonboard produced by the Company, as well as paperboard supplied by outside producers, into cartons.

PROPRIETARY PACKAGING MACHINERY AND CARTON DESIGNS

    The Company employs a "pull through" marketing strategy in its integrated beverage business, the key elements of which are (i) the design and manufacture of proprietary packaging machines, (ii) the installation of the machines at beverage customer locations under multi-year machinery use arrangements and
(iii) the development of proprietary beverage cartons with high resolution graphics for use on those machines. The Company leases substantially all of its packaging machines to customers, typically under machinery use agreements with original terms of three to six years.

    The Company's packaging machines are designed to package PET and glass bottles, cans and other primary containers, using beverage cartons designed by the Company, made from the Company's CUK Board and converted into beverage cartons by the Company, its joint venture partners or its licensees. In order to meet customer requirements, the Company has developed an extensive portfolio of packaging machines consisting of several principal machinery lines, including over 60 different models of packaging machines. The Company's machines package cans and PET or glass bottles in a number of formats including baskets, clips, trays, wraps and fully enclosed cartons. These machines have packaging ranges from two to 36 cans per package and have the ability to package cans at speeds of up to 3,000 cans per minute. The Company also manufactures ancillary equipment, such as machines for taping cartons and placing coupons in cartons.

    The Company designs cartons and designs, tests and manufactures prototype packaging machinery at its Product Development Center (the "PDC") in Marietta, Georgia, which was established in 1992. At the PDC, the Company integrates carton and packaging machinery designs to create packaging solutions to meet customer needs. The Company manufactures and also designs packaging machinery at its U.S. manufacturing facility in Crosby, Minnesota and at a facility near Barcelona, Spain. As part of its ongoing reorganization of operations, the Company closed its packaging machinery manufacturing facilities in Marietta, Georgia and in Koln, Germany in April 1997 and in June 1997, respectively. By manufacturing packaging machinery in one U.S. and one European location, the Company expects to improve customer service, simplify its work processes and reduce costs.

MARKETING AND DISTRIBUTION

    The Company markets its CUK Board and CUK Board-based products principally to multinational brewers, soft drink bottlers, food companies and other consumer products companies that use printed packaging for retail display, multiple packaging and shipment of their products. The Company also sells CUK Board in the open market to carrierboard and cartonboard converters. The Company markets CUK Board under the names Aqua-Kote-Registered Trademark- and Krafbrite-Registered Trademark- (carrierboard) and
Pearl-Kote-Registered Trademark- and OmniKote-Registered Trademark- (folding cartonboard).

    CARRIERBOARD. In its carrierboard operations, the Company's major customers for beverage cartons include Anheuser-Busch Companies, Inc., Miller Brewing Company, numerous Coca-Cola bottling companies and PepsiCo, Inc. The Company also sells carrierboard in the open market to independent converters, including licensees of the Company's proprietary carton designs, for the manufacture of beverage cartons. For the nine months ended December 31, 1996, Anheuser-Busch Companies, Inc. accounted for 11% of the Company's net sales. No other customer accounted for more than 10% of net sales for such period.

    FOLDING CARTONBOARD. In its folding cartonboard operations, the Company sells substantially all of its folding cartonboard to numerous independent converters that convert the folding cartonboard into cartons for consumer products. In many cases, the Company has a relationship with multinational end-user consumer products companies, such as Sara Lee Corporation and Mattel, Inc., but sells its folding cartonboard to an independent converter that manufactures folding cartons and, in turn, sells these cartons to the end-user. The Company has established account relationships with a number of major independent converters. These relationships involve multi-year commitments by the Company to supply a significant portion of these customers' requirements for CUK Board. If the customer decides to purchase CUK Board, it has agreed to purchase a significant portion of its CUK Board requirements from the Company. The terms of these arrangements include certain limitations on the Company's ability to raise the selling prices of its folding cartonboard.

    DISTRIBUTION AND SALES. Distribution of carrierboard and folding cartonboard is primarily accomplished through direct sales offices in the United States, Australia, Brazil, Cyprus, Hong Kong, Italy, Japan, Mexico, Singapore, Sweden and the United Kingdom. The establishment of these non-U.S. direct sales offices has been part of the Company's strategy to develop further its international operations.

    JOINT VENTURES. The Company is a party to joint ventures with Rengo Company Limited and Danapak Holding A/S to market machinery-based packaging systems in Japan and Scandinavia, respectively. The joint ventures cover CUK Board supply, use of proprietary carton designs and marketing and distribution of packaging systems. As part of its ongoing initiative to rationalize its operations, including its international converting assets, the Company is considering additional joint venture opportunities and other similar arrangements. In addition, a Brazilian joint venture produces and markets cartons for machinery-based multiple packaging customers in Argentina, Brazil, Paraguay and Uruguay, with carrierboard and packaging machines supplied by the Company.

RAW MATERIALS

    Pine pulpwood, hardwood and recycled fibers are the principal raw materials used in the manufacture of the Company's CUK Board products. With the October 1996 sale of the Company's timberlands in Louisiana and Arkansas, the Company now relies on private land owners and the open market for its fiber requirements. Under the terms of the sale of those timberlands, the Company and the buyer, Plum Creek Timber Company, L.P., entered into a 20-year supply agreement, with a 10-year renewal option, for the purchase by the Company, at market-based prices, of a majority of the West Monroe Mill's requirements for pine pulpwood and residual chips, as well as a portion of the Company's needs for hardwood pulpwood at the West Monroe Mill. The Company purchases the remainder of the wood fiber used in CUK Board production at the West Monroe Mill from other private land owners in this region. The Company believes that adequate supplies of open market timber currently are available to meet its fiber needs at the West Monroe Mill.

    The Macon Mill purchases most of its fiber requirements on the open market, and is a significant consumer of recycled fiber, primarily in the form of clippings from the Company's domestic converting plants as well as OCC and other recycled fibers. The Company has not experienced any difficulties obtaining sufficient OCC or other recycled fibers for its Macon Mill operations, which it purchases in part from brokers located in the eastern United States. OCC pricing, however, tends to be very volatile since it is based largely on the demand for this fiber from recycled paper and containerboard mills. The Macon Mill purchases all of its virgin pine and hardwood requirements from private landowners in central and southern Georgia. Because of the adequate supply and large concentration of private landowners in this area, the Company believes that adequate supplies of pine and hardwood timber currently are available to meet its fiber needs at the Macon Mill.

    The Company purchases a variety of other raw materials for the manufacture of its paperboard, primarily process chemicals and coating chemicals such as kaolin and titanium dioxide. All such raw materials are readily available, and the Company is not dependent upon any one source of such raw materials.

WLC PRODUCTION

    The Company produces WLC at its Swedish Mill, which produced approximately 119,600 tons of WLC during 1996. WLC is used for a variety of folding carton applications principally throughout Europe.

COMPETITION

    There are only two major producers of CUK Board, the Company and Mead. The Company faces significant competition in its CUK Board business segment from Mead. Like the Company, Mead produces and converts CUK Board, designs and places packaging machinery with customers and sells CUK Board in the open market.

    In the beverage packaging industry, cartons made from CUK Board compete with plastics and corrugated packaging for packaging glass or plastic bottles, cans and other primary containers. Although plastics and corrugated packaging generally provide lower cost and/or moderately faster packaging solutions, the Company believes that cartons made from CUK Board offer advantages over these materials, in areas such as distribution, high quality graphics, carton designs, environmental friendliness and design flexibility.

    In folding cartonboard markets, the Company's CUK Board competes principally with Mead's CUK Board, CCN and SBS and, internationally, WLC and FBB. Folding cartonboard grades compete based on price, strength and printability. CUK Board has generally been priced in a range that is higher than CCN and lower than SBS. CUK Board has slightly better tear strength characteristics than SBS and significantly better tear strength and cross-direction stiffness than CCN. There are a large number of producers of paperboard for folding cartonboard markets, which are subject to significant competitive and other business pressures.

CONTAINERBOARD

    In the United States, the Company manufactures containerboard -- linerboard, corrugating medium and kraft paper -- which is sold in the open market. Corrugating medium is combined with linerboard to make corrugated containers. Kraft paper is used primarily to make grocery bags and sacks. With the completion of the upgrade of the second Macon Mill linerboard machine, the Company's principal paper machines have the capacity to produce both linerboard and CUK Board. The Company has in the past used its CUK Board machines to produce linerboard and expects to continue to produce and sell linerboard to respond to changes in supply and demand in its businesses. The Company also continues to operate paper machines dedicated to the production of corrugating medium and kraft paper.

    In 1996, the Company produced approximately 255,600 tons of linerboard from the Macon Mill and approximately 119,100 tons of corrugating medium, 54,400 tons of linerboard and 29,400 tons of kraft paper from its West Monroe Mill.

    The primary customers for the Company's U.S. containerboard production are independent and integrated corrugated converters. The Company sells corrugating medium and linerboard through direct sales offices in the United States. Outside of the United States, linerboard is primarily distributed through independent sales representatives. Almost all of the kraft paper produced by the Company is sold under a long-term supply contract at market prices, with an initial renewable term expiring in July 1999, to Gaylord Container Corporation, an integrated producer and converter of kraft paper.

    The Company's Containerboard business segment operates within a highly fragmented industry. Most products within this industry are viewed as commodities; consequently, selling prices tend to be cyclical, being affected by economic activity and industry capacity.

    In addition to the Company's U.S. Containerboard operations, the Company currently owns 50% of Igaras, an integrated containerboard producer located in Brazil, which was acquired by Riverwood's predecessor companies in 1958. Igaras was a wholly owned subsidiary of the Company prior to the Company's sale of approximately 50% of its interest in Igaras on December 29, 1994 to Companhia Suzano Papel e Celulose, S.A. ("Suzano") for $100 million. In connection with the Merger, Suzano received an additional share of common stock of Igaras, and as a result the Company and Suzano each own 50% of the common stock of Igaras. The arrangements between the Company and Suzano were not otherwise affected. Igaras is Brazil's second largest containerboard company and fourth largest corrugated container converter. Igaras operates two mills and three corrugated box plants and owns or leases approximately 176,000 acres of timberlands, which are used exclusively for wood chip and energy requirements of the paper mills. In 1996 Igaras completed the construction of a multiple packaging plant in Brazil. At its mills, Igaras operates three paper machines primarily for the production of linerboard, with a fourth paper machine for production of corrugating medium. Igaras's total containerboard production in 1996 was approximately 480,800 tons. Igaras sold approximately 40% of its 1996 linerboard production in export markets. Igaras also sells linerboard, corrugating medium and corrugated boxes through direct sales offices in Brazil. Outside of Brazil, Igaras distributes linerboard primarily through independent sales representatives.

U.S. TIMBERLANDS/WOOD PRODUCTS

    On October 18, 1996, the Company sold substantially all of the assets of its U.S. Timberlands/Wood Products business segment for approximately $550 million in cash. The operating results for the U.S. Timberlands/Wood Products business segment have been classified as discontinued operations for the nine months ended December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

PATENTS AND TRADEMARKS

    The Company has a large patent portfolio, presently owning, controlling or holding rights to approximately 1,550 U.S. and foreign patents, with approximately 2,900 patent applications currently pending. The Company's patents fall into two principal categories: packaging machinery and structural carton designs.

    The Company is the plaintiff in an action against Mead with respect to the Company's Twin-Stack-Registered Trademark-system. Mead has brought suit in England and France against the Company with respect to a carrier handle patent. The Company does not expect these lawsuits, either individually or in the aggregate, to have a material adverse effect on the Company's business, results of operations or financial condition.

EMPLOYEES AND LABOR RELATIONS

    As of June 28, 1997, the Company had approximately 5,300 employees worldwide (excluding employees of joint ventures), approximately 3,600 of whom were members of unions and covered by collective bargaining agreements. The Company has experienced a long history of good working relationships with its employees. The Company's collective bargaining agreement covering employees at the Macon Mill is scheduled to expire on January 1, 1998.

    There are five unions representing the Company's U.S. employees, one of which, the United Paperworkers International Union, is associated with the West Monroe Mill and converting facility and the Macon Mill, where it represents approximately 1,200 and 400 employees, respectively, through three local unions. There has not been a work stoppage at the West Monroe Mill in the last ten years, nor at the Macon Mill since its acquisition by the Company in 1992. The current union contract covering the West Monroe Mill was renegotiated and ratified by the union in February 1997 and covers the six-year period from March 1, 1997 to February 28, 2003. The contract covering employees at the adjacent converting plants was renegotiated and ratified by the union in 1996 and covers the four-year period from September 1, 1996 through August 31, 2000. The Clinton, Mississippi converting facility contract was negotiated and ratified by the union in January 1997 and covers the six-year period from February 1, 1997 through January 31, 2003. The Company's U.S. converting plants, other than its converting facility in Perry, Georgia, are represented by unions.

    The Company's international employees are represented by unions in the United Kingdom, Sweden, France, Spain and Australia.

ENVIRONMENTAL MATTERS

    The Company is committed to compliance with all applicable environmental laws and regulations throughout the world. Environmental law is, however, dynamic rather than static. As a result, costs, which are unforeseeable at this time, may be incurred when new laws are enacted, and when environmental agencies promulgate or revise rules and regulations.

    In late 1993, the EPA proposed regulations (generally referred to as the "cluster rules") that would mandate more stringent controls on air and water discharges from United States pulp and paper mills. In 1996, the EPA released additional information regarding the proposed cluster rules. Based on this information, the Company expects that the cluster rules may be finally promulgated in 1997 and estimates the capital spending that may be required to comply with the cluster rules could reach $55 million to be spent at its two U.S. paper mills over an eight-year period beginning in 1997. The Company anticipates that the majority of this spending for compliance with the cluster rules will occur later in the eight-year period. The Company had no capital spending during the first half of 1997 related to compliance with the cluster rules.

    In late 1995, the Louisiana DEQ notified the Company, that the Predecessor may be liable for the remediation of hazardous substances at a wood treatment site in Shreveport, Louisiana that the Predecessor or its predecessor previously operated, and at a former oil refinery site in Caddo Parish, Louisiana that the Company currently owns. Neither the Company nor the Predecessor ever operated the oil refinery. In response to the DEQ, the Company has provided additional information concerning these sites and has commenced its own evaluation of any claims and remediation liabilities for which it may be responsible. The Company received a letter from the DEQ dated May 20, 1996, requesting a plan for soil and groundwater sampling of the wood treatment site. The Company first met with the DEQ on July 18, 1996 and then submitted a soil sampling plan to the DEQ. The Company expects approval of this sampling plan in the second half of 1997. On September 6, 1996, the Company received from the DEQ a letter requesting remediation of the former oil refinery site in Caddo Parish, Louisiana. The Company met with the DEQ on February 17, 1997 to discuss these matters. The Company anticipates entering into a cooperative agreement with the DEQ to perform a phased-in evaluation of soil and groundwater conditions at the Shreveport site. The Company is in discussions with the DEQ regarding the participation of other responsible parties in any clean up of hazardous substances at both of these sites.

    The Company is engaged in environmental remediation projects at certain properties currently owned or operated by the Company and certain properties divested by the Company for which responsibility was retained for pre-existing conditions. The Company's costs in some instances cannot be reliably estimated until the remediation process is substantially underway. To address these contingent environmental costs, the Company has accrued reserves when such costs are probable and can be reasonably estimated. The Company believes that, based on current information and regulatory requirements, the accruals established by the Company for environmental expenditures are adequate. Based on current knowledge, to the extent that additional costs may be incurred that exceed the accrued reserves, such amounts are not expected to have a material impact on the results of operations, cash flow, or financial condition of the Company, although no assurance can be given that material costs will not be incurred in connection with clean-up activities at these properties, including the Shreveport and Caddo Parish sites referred to above.

PROPERTIES

HEADQUARTERS

    Holding and RIC Holding are headquartered in Delaware. Riverwood is headquartered and currently leases approximately 70,000 square feet of office space in Atlanta, Georgia.

MANUFACTURING FACILITIES

    A listing of the major plants and properties owned, or leased, and operated by the Company is set forth below. The Company's buildings are adequate and suitable for the business of the Company. The Company also leases certain facilities, warehouses and office space throughout the United States and in foreign countries.

                                                         APPROX. NO. OF         PRINCIPAL PRODUCTS MANUFACTURED
TYPE OF FACILITY AND LOCATION(1)                     SQ. FEET OF FLOOR SPACE          OR USE OF FACILITY
---------------------------------------------------  -----------------------  -----------------------------------
PAPERBOARD MILLS:
West Monroe, LA....................................           1,535,000       CUK Board; linerboard; corrugating
                                                                              medium; kraft paper
Macon, GA..........................................             756,000       CUK Board; linerboard
Norrkoping, Sweden.................................             417,000       White lined chip board

CONVERTING PLANTS:
West Monroe, LA (2 plants).........................             621,000       Beverage carriers
Cincinnati, OH.....................................             241,800       Beverage carriers
Clinton, MS........................................             210,000       Beverage carriers
Perry, GA(2).......................................             130,000       Beverage carriers
Ft. Atkinson, WI...................................             120,000       Beverage carriers
Bristol, Avon, United Kingdom......................             428,000       Beverage carriers; folding cartons
Smithfield, New South Wales, Australia.............             230,000       Beverage carriers; folding cartons
Reservoir, Victoria, Australia.....................             136,000       Beverage carriers; folding cartons
                                                                              and litho laminate
Woodville, South Australia, Australia..............              71,000       Beverage carriers; folding cartons
Dandenong, Victoria, Australia.....................              59,000       Beverage carriers; folding cartons
Marsden, Queensland, Australia.....................              56,000       Beverage carriers; folding cartons
Igualada, Barcelona, Spain.........................             131,000       Beverage carriers; folding cartons
Beauvois en Cambresis, France......................              70,000       Folding cartons
Le Pont de Claix, France...........................             120,000       Folding cartons
St. Paul Trois Chateaux, France....................              15,000       Folding cartons
Montdidier, France.................................              50,000       Folding cartons

                                                         APPROX. NO. OF         PRINCIPAL PRODUCTS MANUFACTURED
TYPE OF FACILITY AND LOCATION(1)                     SQ. FEET OF FLOOR SPACE          OR USE OF FACILITY
---------------------------------------------------  -----------------------  -----------------------------------
PACKAGING MACHINERY/OTHER:
Crosby, MN.........................................             188,000       Packaging machinery engineering
                                                                              design and manufacturing
Marietta, GA.......................................              64,000       PDC--Research and development;
                                                                              packaging machinery engineering
                                                                              design and prototype machine
                                                                              manufacturing; carton engineering
                                                                              design
Igualada, Barcelona, Spain.........................              12,000       Packaging machinery engineering
                                                                              design and manufacturing

------------------------

(1) The facilities in Marietta, Georgia; Clinton, Mississippi (part only); Dandenong, Victoria, Australia; Marsden, Queensland, Australia (underlying land only); Reservoir, Victoria, Australia; Beauvois en Cambresis, France; Le Pont De Claix, France; St. Paul Trois Chateaux, France; and Montdidier, France, are leased. All other facilities listed are owned by the Company.

(2) The facility located in Perry, Georgia is leased from the Middle Georgia Regional Development Authority in consideration of the issuance of industrial development bonds by such entity.

LEGAL PROCEEDINGS

    The Company is not currently involved in legal proceedings that, either individually or in the aggregate, are expected by the Company to have a material adverse effect on the Company's business, results of operations or financial condition.

    On December 6, 1995, Forrest Kelly Clay, a former shareholder of the Predecessor, commenced a purported class action lawsuit in the United States District Court for the Northern District of Georgia, against the Company and certain officers of the Company (the "Individual Defendants," and together with the Company, the "Defendants"). In his complaint, Clay alleges that the Defendants violated the federal securities laws by disseminating misleading statements and by omissions concerning the strategic alternatives that the Predecessor was considering, including its potential sale to a third-party investor. The complaint also alleged that the Individual Defendants, through their exercise of stock appreciation rights ("SARs"), violated the federal securities laws by trading in the Predecessor's securities while in possession of material, non-public information. The complaint generally seeks damages in an unspecified amount, as well as other relief. On June 2, 1997, the court granted Defendants' Motion for Summary Judgment and dismissed the action in its entirety. The court based its ruling on the fact that (i) none of the statements attributable to the Company concerning its review of strategic alternatives was false and (ii) there is no causal relationship between plaintiff's purchase of Riverwood common stock and the Individual Defendants' exercise of SARs. Plaintiff filed his Notice of Appeal to the United States Court of Appeals for the Eleventh Circuit on June 5, 1997. A briefing schedule has not yet been set.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The names, ages and positions of the current directors of Holding, and of the executive officers of Riverwood as of August 1, 1997, are set forth below.

NAME                             AGE                                         POSITION
---------------------------      ---      ------------------------------------------------------------------------------
Stephen M. Humphrey........          52   President and Chief Executive Officer; Director
Robert H. Burg.............          52   Senior Vice President, Human Resources
Thomas M. Gannon...........          48   Senior Vice President and Chief Financial Officer
Robert C. Hart.............          59   Senior Vice President, Paperboard Operations
Frank R. McCauley..........          48   Senior Vice President, Forest Resources and Corporate Development
Octavio Orta...............          53   Senior Vice President, Coated Board Sales and Packaging Operations
B. Charles Ames............          72   Chairman and Director
G. Andrea Botta............          44   Director
Kevin J. Conway............          38   Director
Alberto Cribiore...........          51   Director
Leon J. Hendrix, Jr........          55   Director
Hubbard C. Howe............          68   Director
Samuel M. Mencoff..........          40   Director
Joseph E. Parzick..........          42   Director
Brian J. Richmand..........          43   Director
Lawrence C. Tucker.........          54   Director

    Stephen M. Humphrey is the President and Chief Executive Officer of Holding, RIC Holding and Riverwood. Mr. Humphrey joined Riverwood in March 1997. From 1994 through 1996, Mr. Humphrey was Chairman, President and Chief Executive Officer of National Gypsum Company. From 1981 until 1994 Mr. Humphrey was employed by Rockwell International Corporation where he held a number of key executive positions.

    Thomas M. Gannon assumed the position of Senior Vice President and Chief Financial Officer in July 1997. From August 1995 to date, Mr. Gannon has served as Corporate Vice President of Finance and Administration and Chief Financial Officer of Libby-Owens-Ford. From April 1976 through August 1995, Mr. Gannon served in various positions with Rockwell International Corporation.

    Robert H. Burg is Senior Vice President, Human Resources of Riverwood. Mr. Burg joined Riverwood in January 1993. From 1981 until he joined Riverwood, Mr. Burg was employed by Colgate-Palmolive Company, most recently as Vice President of Global Compensation and Development.

    Robert C. Hart is Senior Vice President, Paperboard Operations of Riverwood. Mr. Hart joined Riverwood in 1967 in a position at the West Monroe Mill and has been in his current position as Senior Vice President since 1992.

    Frank R. McCauley is Senior Vice President, Forest Resources and Corporate Development of Riverwood. Mr. McCauley joined Riverwood in 1990 as Senior Vice President, Finance. Mr. McCauley has indicated that he intends to resign as an officer of Riverwood effective September 1, 1997.

    Octavio Orta is Senior Vice President, Coated Board Sales & Packaging Operations of Riverwood. Mr. Orta joined Riverwood in 1990 as Vice President, International Division.

    B. Charles Ames is Chairman of the Board of Holding, RIC Holding and Riverwood. Since 1989, Mr. Ames has been a principal of CD&R. Mr. Ames is Vice President and a director of CD&R Investment

Associates, Inc., a Delaware corporation and a general partner of the general partner of CD&R Fund V ("Associates, Inc."), and is a limited partner of Associates V. Mr. Ames also serves on the board of directors of several publicly-held companies, including The Progressive Corporation, M.A. Hanna Company and Warner-Lambert Company.

    G. Andrea Botta has been President of EXOR America Inc. (formerly IFINT-USA Inc.) ("EXOR America") since 1993 and for more than five years prior thereto, Vice President of Acquisitions of IFINT-USA Inc. EXOR Group S.A., the parent company of EXOR America, is the international investment holding company of the Agnelli Group. Mr. Botta is a director of Lear Corporation, Western Industries Inc., Rockefeller Center Properties and Constitution Reinsurance Corporation.

    Kevin J. Conway is a principal of CD&R and a limited partner of Associates
V. Prior to joining CD&R in 1994, Mr. Conway was a Vice President at Goldman, Sachs & Co., an investment banking firm.

    Alberto Cribiore is the Managing Principal of Brera Capital Partners, LLC, a private equity investment firm. Mr. Cribiore also serves as a director of WESCO Distribution, Inc. and its parent CDW Holding Corporation, and as Chairman and a director of MCM Group, Inc. and its wholly-owned subsidiary, McCarthy, Crisanti & Maffei, Inc. Mr. Cribiore was a principal of CD&R from 1985 to March 1997 and a President of CD&R from 1995 to March 1997.

    Leon J. Hendrix, Jr. is a principal of CD&R and a limited partner of Associates V. Prior to joining CD&R in 1993, Mr. Hendrix was employed by Reliance Electric Company (since 1973) and most recently served as its Chief Operating Officer and director. Mr. Hendrix also serves as a director of Keithley Instruments, Inc., National City Bank of Cleveland, WESCO Distribution, Inc. and its parent CDW Holding Corporation, Remington Arms Company, Inc. and its parent RACI Holding, Inc., NACCO Industries, Inc. and Cambrex Corporation. Mr. Hendrix is a member of the Board of Trustees of Clemson University.

    Hubbard C. Howe is a principal of and has been a professional employee of CD&R since 1991. Mr. Howe is Vice President and a director of Associates, Inc., and a limited partner of Associates V. Mr. Howe also serves as interim Chief Executive Officer, Chairman and a director of APS Holding Corporation and its wholly-owned subsidiary A.P.S., Inc., Chairman, Chief Executive Officer and a director of Remington Arms Company, Inc. and its parent RACI Holding, Inc., and Vice Chairman and a director of Nu-kote International, Inc. and its parent Nu-Kote Holding, Inc.

    Samuel M. Mencoff has been employed principally as a Vice President of Madison Dearborn Partners, Inc., the general partner of Madison Dearborn Partners, L.P., the general partner of Madison Dearborn Capital Partners, L.P., since 1993. From 1987 until 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital. Mr. Mencoff is a member of the operating committees of the general partners of Huntway Partners, L.P. and Golden Oak Mining Company, L.P., respectively, and a member of the board of directors of Buckeye Cellulose Corporation and Bay State Paper Holding Company.

    Joseph E. Parzick has been a professional employee of EXOR America since 1996. Prior to joining EXOR America, Mr. Parzick was a Managing Director of Lehman Brothers Inc., an investment banking firm.

    Brian J. Richmand has been employed principally as a General Partner of Chase Capital Partners, formerly known as Chemical Venture Partners, the general partner of Chase Equity Associates, L.P., since 1993. Prior to joining Chase Capital Partners, Mr. Richmand was a partner at the law firm of Kirkland & Ellis. Mr. Richmand is also currently a director of Physical Electronics, Inc., Western Pork Production Co., Inc., OCI Holdings, Inc, and Qualitech Steel Corporation.

    Lawrence C. Tucker has been a General Partner of Brown Brothers Harriman & Co., a private banking firm, since 1979. Mr. Tucker also serves as a director of WorldCom, Inc. and WellCare Management Group, Inc. Brown Brothers Harriman & Co. is the general partner of The 1818 Fund, L.P., The 1818 Fund II, L.P. (the "1818 Fund"), and The 1818 Mezzanine Fund, L.P.

    ELECTION AND COMPENSATION OF DIRECTORS

    All directors are elected annually and hold office until their successors are elected and qualified, or until their earlier removal or resignation. The Stockholders Agreement entered into among Holding and each of CD&R Fund V, FIMA, the 1818 Fund, HWH Investment Pte Ltd, Chase Equity Associates, L.P., formerly known as Chemical Equity Associates ("Chase"), First Plaza Group Trust, Madison Dearborn Capital Partners, L.P. and Wolfensohn-River LLC (collectively, the "Equity Investors"), provides that CD&R Fund V is entitled to nominate five persons, FIMA is entitled to nominate two persons, the 1818 Fund is entitled to nominate one person and Madison Dearborn Capital Partners, L.P. is entitled to nominate one person to serve on the Boards of each of Holding, RIC Holding and Riverwood. There is also an understanding between Chase and CD&R Fund V with respect to the nomination of CD&R Fund V's fifth nominee to such Boards. CD&R Fund V exercised its intention to nominate a designee of Chase (the "Chase Designee") as its nominee to such Boards; however, Chase does not have a legally enforceable right to such directorship. The Chairman of each of the Boards is selected from one of the CD&R Fund V nominees (other than the Chase Designee). Each of the Boards of Holding, RIC Holding and Riverwood has an Executive Committee, a Compensation and Benefits Committee and an Audit Committee. The Executive Committee consists of the Chief Executive Officer, two of the CD&R Fund V-nominated directors (other than the Chase Designee), one of the FIMA-nominated directors and the director nominated by the 1818 Fund. The Compensation and Benefits Committee consists of two of the CD&R Fund V-nominated directors (other than the Chase Designee), one of the FIMA-nominated directors and two directors nominated by the Equity Investors other than CD&R Fund V and FIMA (but including the Chase Designee) (the "Other Investors"). The Audit Committee consists of one of the CD&R Fund V-nominated directors (other than the Chase Designee), one of the FIMA-nominated directors, two of the Other Investor-nominated directors and one independent director. The Executive Committee's current members are Messrs. Ames, Botta, Conway, Humphrey, and Tucker. The members of the Compensation and Benefits Committee are currently Messrs. Hendrix, Ames, Botta, Cribiore and Richmand; and the Audit Committee consists of Messrs. Tucker, Conway, Mencoff and Parzick.

    Non-employee directors who are not employed by or affiliated with CD&R receive compensation for their services on the Boards of $30,000 per year plus $2,500 per board meeting attended. Currently, four of the Company's directors are employees of CD&R, to which the Company pays fees for advisory and management consulting services.

COMPENSATION SUMMARY

    The following table summarizes the compensation paid for services rendered during the fiscal year indicated below by the Company or, in the case of services rendered prior to the Merger, the Predecessor Company, to the current and former Chief Executive Officers and the four most highly compensated other executive officers (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                   SECURITIES UNDERLYING LONG TERM
                                              ANNUAL COMPENSATION                        COMPENSATION AWARDS
                                        -------------------------------  ---------------------------------------------------
                                                                              (5)                     (7)          (8)
                                                                         OTHER ANNUAL      (6)       STOCK      ALL OTHER
NAME                                      YEAR     SALARY $    BONUS $   COMPENSATION     SARS      OPTIONS    COMPENSATION
--------------------------------------  ---------  ---------  ---------  -------------  ---------  ---------  --------------
B. Charles Ames(1)....................                --         --           --           --         --            --
  Chairman
James O. Egan(2)......................       1996    181,364    270,000(4)       9,939          0          0              0
  Sr. Vice President and
  Chief Financial Officer
Octavio Orta..........................       1996    272,083          0            2            0     30,000          4,500
  Sr. Vice President, Coated                 1995    226,250     98,000            0            0          0          5,575
  Board Sales and                            1994    210,000    100,000        1,994      195,000          0          7,970
  Packaging Operations
Robert C. Hart........................       1996    259,583          0            0            0     15,000          4,500
  Sr. Vice President,                        1995    226,250     91,045        5,363            0          0          5,575
  Paperboard Operations                      1994    210,000    115,000       27,461      195,000          0          7,970
Robert H. Burg........................       1996    215,000          0            0            0      9,000          4,500
  Sr. Vice President, Human                  1995    185,000     59,532            0            0          0          5,575
  Resources                                  1994    175,000     94,029       22,789      140,000          0          7,970
Thomas H. Johnson.....................       1996    483,333          0            0            0     90,000      2,797,543(9)
  former President and Chief                 1995    400,000    100,000            0            0          0          5,575
  Executive Officer(3)                       1994    340,000    200,000            0      675,000          0          7,970

------------------------

(1) Mr. Ames assumed the positions of Chairman and chief executive officer of the Company on October 8, 1996. On March 31, 1997, Mr. Ames resigned as chief executive officer and Mr. Humphrey assumed the position of Chief Executive Officer and President. Mr. Ames continues to serve as the Chairman. Mr. Ames is a principal and professional employee of CD&R and received no compensation directly from the Company for his services as Chairman and chief executive officer. The Company pays CD&R an annual fee for management and financial consulting services (see "Certain Relationships and Related Transactions" below), which include Mr. Ames's services as Chairman and chief executive officer.

(2) Mr. Egan resigned as of July 28, 1997 from his position as Senior Vice President and Chief Financial Officer.

(3) Mr. Johnson served as President and Chief Executive Officer until November 11, 1996, when he assumed the position of Vice-Chairman of the Company. See "Employment Agreements" below. Mr. Johnson resigned as of June 30, 1997 from his position as Vice-Chairman.

(4) Upon the commencement of his employment with the Company on May 8, 1996, the Company paid Mr. Egan a commencement incentive of $150,000 and a guaranteed minimum bonus to Mr. Egan for 1996 of $120,000.

(5) Amounts consist of tax reimbursement payments to the Named Executive Officers in respect of certain taxable perquisites provided to them.

(6) Stock appreciation rights ("SARs") with respect to the common stock of the Predecessor Company were granted during 1994 to the Named Executive Officers indicated in the Summary Compensation Table. None of the SARs are currently outstanding; all of the SARs were exercised prior to or cashed-out in connection with the Merger.

(7) In June 1996, certain Named Executive Officers received options to purchase shares of Holding Common Stock as indicated in the Summary Compensation Table.

(8) Amounts consist of Company contributions on behalf of the Named Executive Officers to the Company's tax-qualified savings plan, except as described below in footnote 8 below.

(9) Includes $2,793,043 paid to Mr. Johnson on November 11, 1996 in connection with the change in his status with the Company. See "-- Employment Agreements."

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             PERCENT OF TOTAL
                    NUMBER OF SECURITIES    OPTIONS GRANTED TO     EXERCISE PRICE                         GRANT DATE
                     UNDERLYING OPTIONS     EMPLOYEES IN FISCAL       PER SHARE                         PERCENT VALUE
NAME                     GRANTED (#)               YEAR               ($/SHARE)       EXPIRATION DATE       ($)(3)
------------------  ---------------------  ---------------------  -----------------  -----------------  --------------
B.C. Ames.........           --                     --                   --                 --                --
J. Egan...........           --                     --                   --                 --                --
O. Orta...........           20,000(1)                10.1%           $     100      June 3, 2006        $    447,200
                             10,000(2)                                                                   $    223,600
R. Hart...........           10,000(1)                 5.1%           $     100      June 3, 2006        $    223,600
                              5,000(2)                                                                   $    111,800
R. Burg...........            6,000(1)                 3.0%           $     100      June 3, 2006        $    134,160
                              3,000(2)                                                                   $     67,080
T. Johnson........           60,000(4)                30.3%           $     100      June 30, 1998       $  1,341,600
                             30,000(5)                                                                   $    670,800

------------------------

(1) The Options will become vested in five equal annual installments on each of the first five anniversaries of June 4, 1996 (the "Date of Grant"), subject in each case to the Named Executive Officer's continued employment.

(2) The Options become vested nine years and six months following the Date of Grant, or as of any earlier date as of which the Company achieves its five year EBITDA target.

(3) The dollar amounts set forth under this heading are based on an economic option pricing model commonly used to value option grants on the basis of certain assumptions. An economic option pricing model will produce different results depending on the assumptions made, and the values shown above are merely good faith estimates of the present value of the option grants. Because one of the assumptions in the model is the future volatility in the value of the Common Stock, the actual present value of such option grants cannot be determined.

(4) The terms governing, among other things, the vesting of Mr. Johnson's options were modified in connection with the change in Mr. Johnson's status with the Company as follows and as described in footnote 5 below: 20% of Mr. Johnson's options covering 60,000 shares (the "Service Options") (i.e., Service Options covering 12,000 Shares) became vested on June 3, 1997. An additional 20% of such Service Options would have become vested on December 31, 1997 if Mr. Johnson continued to serve as Vice-Chairman of the Company through such date pursuant to the Services Agreement (as defined herein) (see "Employment Agreements" below). However, Mr. Johnson resigned as of June 30, 1997 from such position and, effective on such date, Mr. Johnson's unvested Service Options were cancelled. Pursuant to the Services Agreement, Mr. Johnson may exercise the Service Options with respect to 12,000 Shares held by Mr. Johnson as of June 30, 1997 on or prior to June 30, 1998 and, if not exercised, such options will expire on June 30, 1998.

(5) With respect to Mr. Johnson's options covering 30,000 Shares (the "Performance Options"), upon the termination of Mr. Johnson's services pursuant to the Services Agreement on June 30, 1997, a proportionate share of the Performance Options may become vested as of such date, based upon the portion, if any, of the EBITDA target achieved as of such date. Pursuant to the Services Agreement, any Performance Options that become vested may be exercised by Mr. Johnson on or prior to June 30, 1998 and, if not exercised, will expire on June 30, 1998. Performance Options that do not become vested as described herein will be cancelled in connection with Mr. Johnson's resignation.

PENSION PLAN

    All U.S. salaried employees and hourly employees at non-union locations who satisfy the service eligibility criteria are participants in the Riverwood International Employees Retirement Plan (the "Retirement Plan"). Pension benefits under the Retirement Plan are limited in accordance with the provisions of the Code, governing tax qualified pension plans. The Company has adopted a Supplemental Pension Plan (the "Supplemental Plan" and, together with the Retirement Plan, the "Pension Plans") that provides for payment to participants of retirement benefits equal to the excess of the benefits that would have been earned by each such participant had the limitations of the Code not applied to the Retirement Plan and the amount actually earned by such participant under the Retirement Plan. Each of the Named Executive Officers (other than Mr. Egan who had not satisfied the plan's service criteria at the time of his resignation, and Mr. Ames, who is not eligible to participate under the plan terms) is eligible to participate in the Pension Plans. Benefits under the Supplemental Plan are not pre-funded; such benefits are paid by the Company when due. The Pension Plan Table below sets forth the estimated annual benefits payable upon retirement at or after age 65, including amounts attributable to the Supplemental Plan, for specified remuneration levels and years of service.

                               PENSION PLAN TABLE

                                                                   YEARS OF SERVICE
                                                 -----------------------------------------------------
REMUNERATION                                        15         20         25         30         35
-----------------------------------------------  ---------  ---------  ---------  ---------  ---------
$125,000.......................................  $  24,773  $  33,030  $  41,288  $  49,545  $  57,803
150,000........................................     30,023     40,030     50,038     60,045     70,053
175,000........................................     35,273     47,030     58,788     70,545     82,303
200,000........................................     40,523     54,030     67,538     81,045     94,553
225,000........................................     45,773     61,030     76,288     91,545    106,803
250,000........................................     51,023     68,030     85,038    102,045    119,053
300,000........................................     61,523     82,030    102,538    123,045    143,553
400,000........................................     82,523    110,030    137,538    165,045    192,553
450,000........................................     93,023    124,030    165,038    186,045    217,053
500,000........................................    103,523    138,030    172,538    207,045    241,553
600,000........................................    124,523    166,030    207,538    249,045    290,553

------------------------

(A) Had the Named Executive Officers who participate in the Pension Plan, retired as of December 31, 1996, their respective five-year average salaries, plus bonus, for purposes of the table set forth above, would have been as follows: Mr. Johnson, $532,867; Mr. Hart, $313,208; Mr. Orta, $309,143; and Mr. Burg, $241,640.

(B) On December 31, 1996, the Named Executive Officers participating in the Pension Plans had the following years of credited service under such plans:
    Mr. Hart -- 30, Mr. Johnson -- 7, Mr. Orta -- 7, and Mr. Burg -- 4.

(C) Salary as defined in the Pension Plans includes payments under the annual incentive compensation plan but excludes payments under any equity incentive plan of the Company or the Predecessor Company.

EMPLOYMENT AGREEMENTS

    Each of Messrs. Orta, Hart and Burg is currently a party to an employment agreement with the Company providing for an employment term commencing in 1996 and extending for five years for Mr. Octavio Orta and three years for each other such Named Executive Officer. The agreements provide for payment of the base salaries, bonuses and other benefits set forth in the Summary Compensation Table. The agreements further provide that, in the event of a termination of any such Named Executive Officer's employment by the Company without "cause" (as defined in the employment agreements) or by such Named Executive Officer for "good reason" (as so defined), such Named Executive Officer is entitled to continued salary and welfare benefits generally for a period equal to the longest of one year, the balance of the employment term or one month for each year of service, and a pro rata incentive bonus for the year of termination. The agreements also contain certain noncompetition and nonsolicitation provisions and provide for the termination of previously existing employment agreements. Mr. Egan was a party to a similar employment agreement with the Company until he resigned from his position as Senior Vice President and Chief Financial Officer in July 1997. It is anticipated that Mr. Gannon will enter into a similar employment agreement with the Company, effective as of July 14, 1997.

    On November 11, 1996, Holding, RIC Holding and Riverwood entered into a services agreement with Mr. Johnson (the "Services Agreement"), providing, among other things, for a change in Mr. Johnson's status from President and Chief Executive Officer to Vice-Chairman of each of Holding, RIC Holding and Riverwood. Mr. Johnson resigned as of June 30, 1997 from his position as Vice-Chairman.

    Under the Services Agreement, on November 11, 1996, Riverwood made a lump-sum payment to Mr. Johnson equal to $2,793,043.24 and, on January 15, 1998, Riverwood will make an additional lump-sum payment to Mr. Johnson of $22,958.13. In addition, on July 15, 1997, Mr. Johnson received an additional lump-sum payment of $10,330.18, with respect to Mr. Johnson's participation in Riverwood's supplemental executive retirement plan for the period November 11, 1996 through June 30, 1997.

    The Services Agreement further provides that, during the period of his services pursuant to such agreement, Mr. Johnson will receive fees for his services at an annual rate of $500,000, will be eligible for payments of incentive compensation of up to $1,000,000 if Riverwood meets certain set revenue targets during 1997 and will continue to participate in all pension, welfare and fringe benefit programs, other than Riverwood's long-term disability benefit program, of Riverwood in which he was participating immediately prior to November 11, 1996.

    On March 31, 1997 (the "Commencement Date"), Riverwood entered into an employment agreement (the "Humphrey Agreement") with Mr. Humphrey having a term of five years. The provisions of the Humphrey Agreement are substantially similar to those contained in the employment agreements for the Named Executive Officers described above, except as follows. The Humphrey Agreement provides that Mr. Humphrey will receive an annual base salary of $500,000 and a minimum bonus of $250,000 for 1997. The Humphrey Agreement also provides for the grant of options to purchase up to 225,000 shares of Class A Common Stock, at exercise prices ranging from $50 per share to $100 per share (the price per share of Holding Common Stock in connection with the Merger). 50% of such options will generally become vested solely on the basis of Mr. Humphrey's continued employment and all or a portion of the remaining 50% of such options will generally become vested depending upon whether the Company achieves certain performance objectives during specified periods of Mr. Humphrey's employment. In the event of a termination of Mr. Humphrey's employment by the Company without cause or by Mr. Humphrey for good reason, Mr. Humphrey will receive continued payments of his base salary and continued benefits for the remainder of the employment term or, if shorter, for three years.

    Riverwood and Holding expect to enter into an Employment Agreement, effective as of July 14, 1997 (the "Gannon Agreement"), with Thomas M. Gannon. The provisions of the Gannon Agreement are expected to be substantially similar to those contained in the Humphrey Agreement described above, except as follows. The Gannon Agreement is expected to have an initial term of three years and provide an annual base salary of $265,000 and a minimum bonus of $100,000 for 1997. Following 1997, Mr. Gannon's incentive compensation amount will be contingent on whether he elects to make a "meaningful" investment in Holding (generally defined as 50% or more of the maximum equity participation offered him). The Gannon Agreement is expected to provide that if Mr. Gannon makes a meaningful investment, his annual target award opportunity will remain at 100% of his annual base salary. If, however, Mr. Gannon elects to make less than a meaningful investment in Holding, his annual target award opportunity will decrease to 60% of his annual base salary at that time. The Gannon Agreement is expected to further provide Mr. Gannon with the opportunity to purchase up to 5,000 shares of Holding Common Stock at a purchase price to be determined by the Board of Directors of Holding. Upon the purchase of such shares, Mr. Gannon will be granted a maximum of 15,000 options to purchase additional shares of Holding Common Stock at an exercise price to be determined by Holding's Board of Directors. Two-thirds of these options will generally become vested solely on the basis of Mr. Gannon's continued employment and the remaining one-third will generally become vested depending on whether the Company achieves certain performance objectives.

COMPENSATION COMMITTEE INTERLOCKS

    During fiscal year 1996, Messrs. Hendrix, Ames, Botta, Cribiore and Richmand served on the Compensation and Benefits Committee of the Holding Board. Messr. Hendrix, one of the two CD&R Fund V-nominated directors, is an employee of CD&R. CD&R received a fee from RIC Holding of $12 million in connection with the Merger and arranging the financing thereof. CD&R receives an annual fee of $500,000 for advisory, management, consulting and monitoring services from Riverwood. Holding, RIC Holding and Riverwood have also agreed to indemnify the members of the Boards employed by CD&R and CD&R against liabilities incurred under securities laws with respect to their services for Holding, RIC Holding and Riverwood.

    Messrs. Hendrix and Cribiore are the CD&R Fund V-nominated directors on the Compensation and Benefits Committees of Holding, RIC Holding and Riverwood.

                           OWNERSHIP OF CAPITAL STOCK

    Holding owns all of the outstanding common stock of RIC Holding. RIC Holding owns all of the outstanding common stock of Riverwood. As of July 31, 1997, the Holding Common Stock was beneficially owned as follows:

                                                                               NUMBER OF           PERCENT OF
NAME OF BENEFICIAL OWNER                                                        SHARES                CLASS
------------------------------------------------------------------------  -------------------  -------------------

Clayton, Dubilier & Rice Fund V Limited Partnership (1).................            2,250,000                 29.6%
1403 Foulk Road
Suite 106
Wilmington, Delaware 19803

FIMA Finance Management Inc. (2)........................................            2,250,000                 29.6
Citco Building, Wickhams Cay
P.O. Box 662
Roadtown, Tortola
British Virgin Islands

The 1818 Fund II, L.P. (3)..............................................              750,000                  9.9
c/o Brown Brothers Harriman & Co.
59 Wall Street
New York, NY 10005

HWH Investment Pte Ltd..................................................              700,000                  9.0
250 North Bridge Road
Singapore 179101
Republic of Singapore

Chase Equity Associates, L.P. (4).......................................              500,000                  6.6
380 Madison Avenue
New York, NY 10017

First Plaza Group Trust.................................................              500,000                  6.6
Mellon Bank, N.A., as Trustee
c/o General Motors Investment Management Corporation
767 Fifth Avenue
New York, NY 10153

Madison Dearborn Capital Partners, L.P. (5).............................              500,000                  6.6
Three First National Plaza
Chicago, IL 60602

Wolfensohn-River LLC....................................................               50,000                  0.7
599 Lexington Avenue
New York, NY 10022
                                                                          -------------------  -------------------

Total Equity Investors..................................................            7,500,000                 98.6

Total Management Investors (6)..........................................              105,900                  1.4
                                                                          -------------------  -------------------

Total Equity Investors and Management Investors.........................            7,605,900                100.0%
                                                                          -------------------  -------------------
                                                                          -------------------  -------------------

------------------------

(1) Messrs. Ames, Barbe, Conway, Gogel, Hendrix, Howe, Pearson and Rice may be deemed to share beneficial ownership of the shares owned of record by CD&R Fund V by virtue of their status as stockholders of Associates, Inc., the managing general partner of Associates V, the general partner of CD&R Fund V, but each expressly disclaims such beneficial ownership of the shares owned by CD&R Fund V. The stockholders of Associates, Inc. share investment and voting power with respect to securities owned by CD&R Fund V. The business address for each of them is 1403 Foulk Road, Suite 106, Wilmington, Delaware 19803.

(2) Reflects transfer on January 6, 1997 of shares formerly held by EXOR Group S.A. to its affiliate, FIMA, a wholly-owned subsidiary.

(3) Mr. Tucker may be deemed to share beneficial ownership of the shares owned of record by The 1818 Fund II, L.P. by virtue of his affiliation with such organization. Mr. Tucker expressly disclaims any such beneficial ownership.

(4) Chase Equity Associates, L.P., formerly known as Chemical Equity Associates, purchased shares of Class B Holding Common Stock, which does not have voting rights. Mr. Richmand may be deemed to share beneficial ownership of the shares owned of record by Chase Equity Associates, L.P. by virtue of his affiliation with such organization. Mr. Richmand expressly disclaims any such beneficial ownership.

(5) Mr. Mencoff may be deemed to share beneficial ownership of the shares owned of record by Madison Dearborn Capital L.P. by virtue of his affiliation with such organization. Mr. Mencoff expressly disclaims any such beneficial ownership.

(6) As of July 31, 1997, a total of 6,000 shares of management investor stock have been repurchased as a result of involuntary termination of employment. No directors own shares of Holding Common Stock. As of June 28, 1997, the Named Executive Officers owned an aggregate of 48,000 shares of Holding Common Stock, including 30,000 shares owned by Mr. Johnson.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    CD&R Fund V, which is one of Holding's largest stockholders, is a private investment fund managed by CD&R. Amounts contributed to CD&R Fund V by its limited partners are invested at the discretion of the general partner in equity or equity-related securities of entities formed to effect leveraged acquisition transactions and in the equity of corporations where the infusion of capital, coupled with the provision of managerial assistance by CD&R, can be expected to generate returns on investments comparable to returns historically achieved in leveraged buyout transactions. The general partner of CD&R Fund V is Associates V, and the general partners of Associates V are Associates, Inc. and CD&R Cayman Investment Associates, Inc., a Cayman Islands exempted company. Mr. Ames, who is a principal of CD&R and Vice President and a director of Associates, Inc. and a limited partner of Associates V, is Chairman of Holding, RIC Holding and Riverwood. Mr. Conway, who is a principal of CD&R and a limited partner of Associates V, is a director of Holding, RIC Holding and Riverwood. Mr. Hendrix, who is principal of CD&R and a limited partner of Associates V, is a director of Holding, RIC Holding and Riverwood. Mr. Howe, who is a principal of CD&R, a limited partner of Associates V, and Vice President and a director of Associates, Inc., is a director of Holding, RIC Holding and Riverwood. See "Management--Directors and Executive Officers." CD&R Fund V purchased $225 million of equity of Holding in connection with the Merger.

    CD&R is a private investment firm which is organized as a Delaware corporation. CD&R is the manager of a series of investment funds, including CD&R Fund V. CD&R generally assists in structuring, arranging financing for and negotiating the transactions in which the funds it manages invest. After the consummation of such transactions, CD&R generally provides management and financial advisory and consulting services to the companies in which its investment funds have invested during the period of such fund's investment. Such services include helping the company to establish effective banking, legal and other business relationships and assisting management in developing and implementing strategies for improving the operational, marketing and financial performance of the Company.

    CD&R received an initial annual fee of $500,000 for providing such management and financial consulting services to the Company and reimbursement of out-of-pocket expenses. Pursuant to a consulting agreement, dated as of March 27, 1996, so long as CD&R Fund V has an investment in the Company, CD&R will continue to receive an annual fee of $500,000 (and reimbursement of out-of-pocket expenses) for providing management and financial consulting services to the Company. The 1996 Indentures allow, and the Indenture will allow, the payment to CD&R of annual fees for management and financial consulting services of up to $1 million, although there is no current intention to increase the amount of the annual fee to be received by CD&R.

    CD&R, CD&R Fund V, Holding, Riverwood and RIC Holding entered into an indemnification agreement dated as of March 27, 1996, pursuant to which Holding, RIC Holding and Riverwood have agreed to indemnify CD&R, CD&R Fund V, Associates V, Associates, Inc. (together with any other general partner of Associates V) and their respective directors, officers, partners, employees, agents, advisors, representatives and controlling persons against certain liabilities arising under the federal securities laws, liabilities arising out of the performance of the consulting agreement and certain other claims and liabilities.

MANAGEMENT

    Following the consummation of the Merger, Holding adopted the Equity Incentive Plan providing for the issuance of up to 695,000 shares of Holding Common Stock pursuant to the sale of shares of Holding Common Stock and the grant of options with respect to Holding Common Stock under the plan.

    On June 4, 1996, certain members of management and key employees of the Company purchased shares of Holding Common Stock, at a purchase price of $100.00 per share, pursuant to the Equity Incentive Plan. Under certain circumstances, such stockholders can require the Company to purchase their shares of Holding Common Stock. See Note 11 to the audited consolidated financial statements of the Company included elsewhere in this Prospectus. Such management stock purchases included purchases of 30,000, 10,000, 5,000, 3,000 and 5,000 shares of Holding by Messrs. Johnson, Orta, Hart, Burg and by all other executive officers of the Company as a group, respectively. The Company guaranteed certain loans for $400,000, $600,000, $150,000 and $165,000 extended to Messrs. Johnson, Orta, Burg and to all other executive officers as a group, respectively. Mr. Johnson resigned from his position as Vice-Chairman as of June 30, 1997, and will have the right to require the Company to repurchase his shares of Holding Common Stock. Upon his resignation as Senior Vice President, Forest Resources and Corporate Development, Mr. McCauley will have the right to require the Company to repurchase his shares of Holding Common Stock.

                DESCRIPTION OF SENIOR SECURED CREDIT FACILITIES

    A syndicate of lenders, led by The Chase Manhattan Bank as Administrative Agent, has made available to Riverwood and certain of its subsidiaries (the "Subsidiary Borrowers"), subject to certain terms and conditions, the Senior Secured Credit Facilities, consisting of outstanding term loans under the Term Loan Facility, and committed availability of $400.0 million under the Revolving Facility, which is available on a revolving credit basis for general corporate purposes of Riverwood and its subsidiaries. Prior to the Offering, $750.0 million in term loans and $50.0 million of the Tranche D Loan was outstanding under the Senior Secured Credit Agreement. Upon the consummation of the Offering and the application of the proceeds therefrom, (i) $645.0 million was outstanding under the Term Loan Facility described below, (ii) no amount was outstanding under the Tranche D Loan, which was prepaid in full and (iii) on a pro forma basis as if the closing of the Offering occurred on June 28, 1997, approximately $69 million would have been outstanding under the Revolving Facility. The following summary of certain provisions of the Senior Secured Credit Facilities is a description of such provisions.

    STRUCTURE. The Senior Secured Credit Facilities consist of (a) a term loan facility (the "Term Loan Facility"), in an aggregate outstanding principal amount of $645.0 million as of July 31, 1997, consisting of three tranches in principal amounts of $245.0 million, $285.2 million and $114.8 million (the "Tranche A Term Loans," "Tranche B Term Loans" and "Tranche C Term Loans," respectively), and (b) a revolving credit facility providing for revolving loans to Riverwood and the Subsidiary Borrowers and the issuance of letters of credit for the account of Riverwood and the Subsidiary Borrowers in an aggregate principal amount (including the aggregate stated amount of letters of credit and the aggregate reimbursement and other obligations in respect thereof) at any time not to exceed $400.0 million (the "Revolving Facility"). The proceeds of the Tranche D Loan, in the principal amount of $50.0 million, were applied to prepay outstanding borrowings under the Revolving Facility. The Tranche D Loan was prepaid in full with the proceeds of the Offering.

    AVAILABILITY. The availability of the Revolving Facility is subject to various conditions precedent typical of bank loans. A portion of the Revolving Facility is available as a multicurrency facility, and letters of credit may be issued.

    The Tranche A Term Loans mature in February 2003. The Revolving Facility matures in March 2003. The Tranche B Term Loans mature in February 2004 and the Tranche C Term Loans mature in August 2004. Amortization of the Term Loan Facility is in semi-annual payments commencing in August 1997. After giving effect to the Offering, scheduled semi-annual payments on the Tranche A Term Loans will total approximately $89.0 million in 2001, $104.0 million in 2002 and $52.0 million in 2003. Scheduled semi-annual payments on the Tranche B Term Loans will total approximately $704,000 in 1997, $2.1 million in 1998, $2.8 million in 1999, $2.8 million in 2000, $30.0 million in 2001, $57.0 million in 2002, $109.1 million in 2003 and $80.7 million in 2004. Scheduled semi-annual payments on the Tranche C Term Loans will total approximately $285,000 in 1997, $858,000 in 1998, $1.1 million in 1999, $1.1 million in 2000, $1.2 million in
2001, $12.0 million in 2002, $23.0 million in 2003 and $75.3 million in 2004. In addition, the Senior Secured Credit Facilities are subject to mandatory prepayment and reductions

(generally to be applied first to the Term Loan Facility) in an amount equal to, subject to certain exceptions, (a) 50% of the net proceeds of certain offerings of equity securities by Holding, (b) 100% of the net proceeds of (i) certain debt offerings by Holding, Riverwood or any of their subsidiaries and (ii) certain asset sales, leases or other dispositions, (c) 75% of Riverwood's excess operating cash flow unless certain financial performance tests are met, in which case the percentage is reduced from 75% to 50%, and (d) when amended in connection with the Offering, $155.0 million of the net proceeds of the Offering, which proceeds will be applied first to refinance the Tranche D Loan, and then to refinance the Tranche A Term Loans (applied to the installments thereof in order of maturity). In the event of any receivables securitization, the Revolving Facility will be permanently reduced, by an amount equal to the proceeds of such securitization.

    SECURITY; GUARANTY. The obligations of Riverwood under the Senior Secured Credit Facilities are unconditionally and irrevocably guaranteed by Holding, RIC Holding and certain domestic subsidiaries of Riverwood (other than certain subsidiaries created to implement any future receivables securitization). In addition, the Senior Secured Credit Facilities and the guarantees thereunder are secured by security interests in and pledges of or liens on substantially all the material tangible and intangible assets of the Company and the guarantors, including pledges of all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of Riverwood and, subject to limited exceptions, 65% of the capital stock of, or other equity interests in, each directly owned foreign subsidiary of Riverwood.

    INTEREST. At Riverwood's election, the interest rates per annum applicable to the loans under the Senior Secured Credit Facilities are fluctuating rates of interest measured by reference to either (a) an adjusted London inter-bank offered rate ("LIBOR") plus a borrowing margin or (b) an alternate base rate ("ABR") (equal to the highest of The Chase Manhattan Bank's published prime rate, a certificate of deposit rate plus 1% and the Federal Funds effective rate plus 1/2 of 1%) plus a borrowing margin. The borrowing margins applicable to Tranche A Term Loans and loans under the Revolving Facility are 1.50% for ABR loans and 2.50% for LIBOR loans. These margins are subject to reduction if certain financial performance thresholds are met. The interest rate borrowing margins applicable to the Tranche B Term Loans and the Tranche C Term Loans are 2.00% and 2.50%, respectively, for ABR loans and 3.00% and 3.50%, respectively, for LIBOR loans and are not be subject to reduction. Amounts under the Senior Secured Credit Facilities not paid when due bear interest at a default rate equal to 2.00% above the rate otherwise applicable to the Tranche C Term Loans.

    FEES. Riverwood pays certain fees with respect to the Senior Secured Credit Facilities, including (i) fees on the unused commitments of the lenders equal to 1/2 of 1% on the undrawn portion of the commitments in respect of the facilities; (ii) letter of credit fees on the aggregate face amount of outstanding letters of credit equal to the then applicable borrowing margin for LIBOR-based revolving credit borrowings plus a 1/4 of 1% per annum fronting bank fee for the letter of credit issuing bank; (iii) annual administration fees; and
(iv) agent, arrangement and other similar fees. Riverwood expects to pay certain amendment and other fees in connection with the amendments of the Senior Secured Credit Facilities that are expected to be effected in connection with the closing of the Offering. See

"-- Covenants."

    COVENANTS. The Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict the ability of Holding, RIC Holding, Riverwood and its subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments, loans or advances, make acquisitions, create subsidiaries, engage in mergers or consolidations, change the business conducted by Riverwood, make capital expenditures, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the Senior Secured Credit Facilities Riverwood is required to comply with specified financial ratios and minimum tests, including minimum interest coverage ratios and minimum EBITDA tests. In connection with the Offering, certain financial and other covenants in the Company's Credit Agreements were amended to reflect the Company's recent financial results and market and operating conditions, as well as the refinancing of the Tranche A Term Loans and the Tranche D Loan and the prepayment of the Revolving Facility borrowings. Covenant modifications under the Credit Agreements included the elimination of the minimum consolidated net worth requirement, reductions of minimum interest coverage ratio and EBITDA requirements and reductions in permitted capital expenditures.

    The amended covenants permit capital expenditures (subject to certain carryover allowances and other adjustments) of no more than $175.0 million, $140.0 million, $140.0 million and $135.0 million for 1997 through 2000, respectively, and $130.0 million per year thereafter. The amended covenants also specify, among other changes, the following minimum EBITDA and interest coverage ratio requirements for each four quarter period ending during the following test periods:

PERIOD                                                                                EBITDA       COVERAGE RATIO
-------------------------------------------------------------------------------  ----------------  ---------------
December 31, 1996--December 30, 1997...........................................  $  130.0 million    0.80 to 1.00
December 31, 1997--December 30, 1998...........................................  $  140.0 million    0.85 to 1.00
December 31, 1998--December 30, 1999...........................................  $  200.0 million    1.00 to 1.00
December 31, 1999--December 30, 2000...........................................  $  265.0 million    1.25 to 1.00
December 31, 2000--December 30, 2001...........................................  $  325.0 million    1.50 to 1.00
December 31, 2001--December 30, 2002...........................................  $  350.0 million    1.75 to 1.00
December 31, 2002--December 30, 2003...........................................  $  375.0 million    2.00 to 1.00
Thereafter.....................................................................  $  400.0 million    2.25 to 1.00

    The Senior Secured Credit Facilities also contain provisions that prohibit any amendment or modification of the Note Indentures adverse to the lenders under the Senior Secured Credit Facilities and that limit Riverwood's ability to prepay or refinance the Notes without the consent of such lenders.

    EVENTS OF DEFAULT. The Senior Secured Credit Facilities contain customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, material judgments and liabilities and change of control.

    The description of the Senior Secured Credit Facilities set forth above does not purport to be complete and is qualified in its entirety by reference to the Senior Secured Credit Agreement setting forth the principal terms and conditions of the Senior Secured Credit Facilities.

                       DESCRIPTION OF MACHINERY FACILITY

    The Chase Manhattan Bank and certain other lenders (collectively, the "Machinery Lenders") have made available to RIMI, a wholly owned subsidiary of Riverwood, up to $140.0 million through a secured revolving credit facility (the "Machinery Facility") expiring March, 2001 for the purpose of financing or refinancing packaging machinery. For a description of the Company's proprietary packaging machinery, see "Business -- Coated Board -- Proprietary Packaging Machinery and Carton Design."

    Loans under the Machinery Facility bear interest at the rates applicable to the Revolving Credit Facility described above under "Description of Senior Secured Credit Facilities" and will mature in March 2001. Advances under the Machinery Facility cannot exceed a formula applied against a borrowing base consisting of the packaging machinery owned by RIMI. The advance rate formula will permit advances against machinery purchased by RIMI in which the Machinery Lenders receive a perfected security interest equal to 94% of the original purchase price paid by RIMI to the Company for such machinery during the first year after purchase, decreasing to 81% in the second year, 68% in the third year, 55% in the fourth year and 42% in the fifth year. The advance rate formula for machinery in which the Machinery Lenders do not have a perfected security interest is reduced to approximately 65% of those amounts (which machinery cannot contribute more than 50% of the total borrowing base). Packaging machinery purchased by RIMI prior to March 27, 1996 are included in the borrowing base subject to a different advance rate formula. RIMI is required periodically to compute its borrowing capacity by applying the advance rate formula to its borrowing base. If then outstanding loans under the Machinery Facility exceed that capacity, RIMI is required to repay the excess amount of any such outstanding loans. RIMI is also obligated to pay a commitment fee of 0.50% per annum on the unused portion of the Machinery Facility.

    The Machinery Lenders have a perfected security interest in substantially all of the machinery in the borrowing base which is located in the United States. In addition, all of the assets and guarantees which secure the Senior Secured Credit Facilities secure all of RIMI's obligations under the Machinery Facility and all of the borrowing base assets which secure the Machinery Facility also secure the loans made under the Senior Secured Credit Facilities. The covenants and defaults contained in the Machinery Facility are substantially the same as the covenants and defaults contained in the Senior Secured Credit Facilities.

    As of June 28, 1997, $35.0 million was outstanding under the Machinery Facility and undrawn Machinery Facility availability as of that date was approximately $21 million.

    The description of the Machinery Facility set forth above does not purport to be complete and is qualified in its entirety by reference to the Machinery Credit Agreement for the Machinery Facility setting forth the principal terms and conditions of the Machinery Facility.

                           DESCRIPTION OF 1996 NOTES

    The 1996 Senior Notes mature in 2006 and the Senior Subordinated Notes mature in 2008. The 1996 Senior Notes and the Senior Subordinated Notes bear interest at rates of 10 1/4% and 10 7/8%, respectively. Except as described below, Riverwood may not redeem the 1996 Notes prior to 2001. On or after such date, Riverwood may redeem the 1996 Notes, in whole or in part, at certain redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time and from time to time on or prior to 1999, Riverwood may, subject to certain requirements, redeem up to 40% of the original aggregate principal amount of the 1996 Senior Notes and the Senior Subordinated Notes with the net cash proceeds of one or more public equity offerings at prices equal to stated percentages of the principal amount of the Senior Notes and the Senior Subordinated Notes, as the case may be, to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 60% of the original aggregate principal amount of each of the 1996 Notes remains outstanding after each such redemption. The 1996 Notes are not be subject to any sinking fund obligations.

    Upon the occurrence of a Change of Control, (i) prior to April 1, 2001, Riverwood may redeem the 1996 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus an applicable premium, together with accrued and unpaid interest, if any, to the date of redemption and
(ii) if Riverwood does not so redeem the 1996 Notes, it may be required to make an offer to repurchase the 1996 Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase, PROVIDED, HOWEVER, that the holders of 1996 Senior Notes will have the opportunity to have their 1996 Notes repurchased prior to holders of Senior Subordinated Notes. The Senior Secured Credit Facilities, however, prohibit the purchase of the 1996 Notes by Riverwood in the event of a Change of Control, unless and until such time as the indebtedness under the Senior Secured Credit Facilities is paid in full.

    The 1996 Senior Notes are fully and unconditionally guaranteed on an unsecured, senior basis, and the Senior Subordinated Notes are fully and unconditionally guaranteed on an unsecured, senior subordinated basis, by Holding and RIC Holding.

    The 1996 Senior Notes are unsecured and rank PARI PASSU in right of payment with all existing and future Senior Indebtedness of Riverwood and rank senior to all existing and future Senior Subordinated Indebtedness of Riverwood and all other subordinated indebtedness of Riverwood. The Senior Subordinated Notes are subordinated to all existing and future Senior Indebtedness of Riverwood. The Senior Subordinated Notes are unsecured and rank PARI PASSU with any future Senior Subordinated Indebtedness of Riverwood and rank senior to all other subordinated indebtedness of Riverwood. The 1996 Notes are effectively subordinated to all existing and future secured indebtedness of Riverwood and its subsidiaries to the extent of the value of the assets securing such indebtedness.

    The 1996 Indentures contain restrictive covenants that, among other things, limit (i) the incurrence of additional indebtedness by Riverwood and its subsidiaries, (ii) the redemption of capital stock of Riverwood, the payment of dividends on capital stock of Riverwood and the redemption of certain subordinated obligations of Riverwood, (iii) other restricted payments, (iv) sales of assets and subsidiary stock, (v) transactions with affiliates and (vi) consolidations, mergers and transfers of all or substantially all Riverwood assets. The 1996 Indentures also prohibit certain restrictions on distributions from subsidiaries. The indenture under which the 1996 Senior Notes were issued also limits (i) the existence of certain liens and (ii) certain sale and leaseback transactions, while the indenture under which the Senior Subordinated Notes were issued also limits the incurrence of Senior Subordinated Indebtedness and Secured Indebtedness. All of these limitations and prohibitions are subject to a number of important qualifications and exceptions.

    The covenants, events of default, ranking, redemption and guarantee provisions, and definitions contained in the indenture governing the 1996 Senior Notes are substantially similar to those that will be contained in the Indenture governing the Notes.

    The description of the 1996 Notes and 1996 Indentures set forth above does not purport to be complete and is qualified in its entirety by reference to the 1996 Indentures setting forth the principal terms and conditions of the 1996 Notes.

                               THE EXCHANGE OFFER

    The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and reference is made to the provisions of the Registration Rights Agreement, which has been filed as an Exhibit to the Registration Statement of which this Prospectus forms a part.

TERMS OF THE EXCHANGE OFFER

    GENERAL. In connection with the issuance of the Existing Notes pursuant to a Purchase Agreement, dated as of July 25, 1997, among Riverwood and the Initial Purchasers, the Initial Purchasers and their respective assignees became entitled to the benefits of the Registration Rights Agreement.

    Under the Registration Rights Agreement, Riverwood has agreed (i) to file with the Commission within 45 days after July 28, 1997, the date the Existing Notes were issued (the "Issue Date"), the Registration Statement of which this Prospectus is a part with respect to a registered offer to exchange the Existing Notes for the New Notes, (ii) to use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act no later than 105 days after the Issue Date and (iii) to use its reasonable best efforts to consummate the Exchange Offer no later than 135 calendar days after the Issue Date. Riverwood will keep the Registration Statement effective for not less than 30 days after the date notice of the Exchange Offer is mailed to holders of the Existing Notes. The Exchange Offer being made hereby, if commenced and consummated within the time periods described in this paragraph, will satisfy those requirements under the Registration Rights Agreement.

    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, all Existing Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. New Notes will be issued in exchange for an equal principal amount of outstanding Existing Notes accepted in the Exchange Offer. Existing Notes may be tendered only in integral multiples of $1,000. This Prospectus, together with the Letter of Transmittal, is being sent to all
registered holders as of       , 1997. The Exchange Offer is not conditioned
upon any minimum principal amount of Existing Notes being tendered for exchange. However, the obligation to accept Existing Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth herein under "-- Conditions."

    Existing Notes shall be deemed to have been accepted as validly tendered when, as and if Riverwood has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Existing Notes for the purposes of receiving the New Notes and delivering New Notes to such holders.

    Based on interpretations by the Staff of the Commission as set forth in no-action letters issued to third parties (including EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1988), MORGAN STANLEY & CO. INCORPORATED (available June 5, 1991), K-III COMMUNICATIONS CORPORATION (available July 2,
1993) and SHEARMAN & STERLING (available July 2, 1993)), Riverwood believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an "affiliate" of Riverwood within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) such New Notes are acquired in the ordinary course of business, (ii) at the time of the commencement of the Exchange Offer such holder has no arrangement with any person to participate in a distribution of such New Notes and (iii) such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes. Riverwood has not sought, and does not intend to seek, a no-action letter from the Commission with respect to the effects of the Exchange Offer, and there can be no assurance that the Staff would make a similar determination with respect to the New Notes as it has in such no-action letters.

    By tendering Existing Notes in exchange for New Notes and executing the Letter of Transmittal, each holder will represent to Riverwood that: (i) it is not an affiliate of Riverwood, (ii) any New Notes to be received by it will be acquired in the ordinary course of business and (iii) at the time of the commencement of the Exchange Offer it had no arrangement with any person to participate in a distribution of the New Notes and, if such holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of New Notes. If a holder of Existing Notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

    Each broker-dealer that receives New Notes for its own account in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with Riverwood or any affiliate of Riverwood to distribute New Notes in connection with any resale of such New Notes. See "Plan of Distribution."

    Upon consummation of the Exchange Offer, subject to certain limited exceptions, holders of Existing Notes who do not exchange their Existing Notes for New Notes in the Exchange Offer will no longer be entitled to registration rights and will not be able to offer or sell their Existing Notes, unless such Existing Notes are subsequently registered under the Securities Act (which, subject to certain limited exceptions, Riverwood will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

    EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION.  The term "Expiration
Date" shall mean       , 1997 (30 calendar days following the commencement of
the Exchange Offer), unless Riverwood, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. Notwithstanding any extension of the Exchange Offer, if the Exchange Offer is not consummated by December 10, 1997, Riverwood must pay liquidated damages to each holder of Existing Notes in an amount equal to $0.096 per week per $1,000 principal amount of Existing Notes held by such holder until the Exchange Offer is consummated. See "Registration Rights."

    To extend the Expiration Date, Riverwood will notify the Exchange Agent of any extension by oral or written notice and will notify the holders of the Existing Notes by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that Riverwood is extending the Exchange Offer for a specified period of time.

    Riverwood reserves the right (i) to delay acceptance of any Existing Notes, to extend the Exchange Offer or to terminate the Exchange Offer and not permit acceptance of Existing Notes not previously accepted if any of the conditions set forth herein under "-- Conditions" shall have occurred and shall not have been waived by Riverwood, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Existing Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Exchange Agent. If the Exchange Offer is amended in a manner determined by Riverwood to constitute a material change, Riverwood will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Existing Notes of such amendment.

    Without limiting the manner in which Riverwood may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, Riverwood shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE NEW NOTES

    The New Notes will accrue interest at the rate of 10 5/8% per annum from the Issue Date of the Existing Notes or the most recent date to which interest has been paid thereon. Interest on the New Notes is payable on February 1 and August 1 of each year, commencing February 1, 1998.

PROCEDURES FOR TENDERING

    To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Existing Notes into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or
(ii) the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OTHER REQUIRED DOCUMENTS SHOULD BE SENT TO THE COMPANY. Delivery of all documents must be made to the Exchange Agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

    The tender by a holder of Existing Notes will constitute an agreement between such holder and Riverwood in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Any beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution") unless the Existing Notes tendered pursuant thereto are tendered for the account of an Eligible Institution.

    If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by Riverwood, evidence satisfactory to Riverwood of their authority to so act must be submitted with the Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt) and withdrawal of the tendered Existing Notes will be determined by Riverwood in its sole discretion, which determination will be final and binding. Riverwood reserves the absolute right to reject any and all Existing Notes not properly tendered or any Existing Notes which, if accepted, would, in the opinion of counsel for Riverwood, be unlawful. Riverwood also reserves the absolute right to waive any irregularities or conditions of tender as to particular Existing Notes. Riverwood's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes must be cured within such time as Riverwood shall determine. Neither Riverwood, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Existing Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Existing Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Existing Notes received by the Exchange Agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In addition, Riverwood reserves the right in its sole discretion, subject to the provisions of the Indenture, (i) to purchase or make offers for any Existing Notes that remain outstanding subsequent to the Expiration Date or, as set forth under "-- Conditions", (ii) to terminate the Exchange Offer in accordance with the terms of the Registration Rights Agreement, (iii) to redeem Existing Notes as a whole or in part at any time and from time to time, as set forth under "Description of Notes -- Optional Redemption" and (iv) to the extent permitted by applicable law, to purchase Existing Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, all Existing Notes properly tendered will be accepted promptly after the Expiration Date, and the New Notes will be issued promptly after acceptance of the Existing Notes. See "-- Conditions." For purposes of the Exchange Offer, Existing Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if Riverwood has given oral or written notice thereof to the Exchange Agent.

    In all cases, issuance of New Notes for Existing Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of a Book-Entry Confirmation of such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Existing Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer, such unaccepted or such nonexchanged Existing Notes will be credited to an account maintained with such Book-Entry Transfer Facility as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Existing Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Existing Notes by causing the Book-Entry Transfer Facility to transfer such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

EXCHANGING BOOK-ENTRY NOTES

    The Exchange Agent and the Book Entry Transfer Facility have confirmed that any financial institution that is a participant in the Book Entry Transfer Facility may utilize the Book-Entry Transfer Facility Automated Tender Offer Program ("ATOP") procedures to tender Existing Notes.

    Any participant in the Book Entry Transfer Facility may make book-entry delivery of Existing Notes by causing the Book Entry Transfer Facility to transfer such Existing Notes into the Exchange Agent's account in accordance with the Book Entry Transfer Facility's ATOP procedures for transfer. However, the exchange for the Existing Notes so tendered will only be made after a Book-Entry Confirmation of such book-entry transfer of Existing Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book Entry Transfer Facility and received by the Exchange Agent and forming part of a Book-Entry Confirmation, which states that the Book Entry Transfer Facility has received an express acknowledgment from a participant tendering Existing Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Riverwood may enforce such agreement against such participant.

GUARANTEED DELIVERY PROCEDURES

    If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and the Notice of Guaranteed Delivery, substantially in the form provided by Riverwood (the "Notice of Guaranteed Delivery") (by facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Existing Notes and the amount of Existing Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, a Book-Entry Confirmation and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) a Book-Entry Confirmation and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS

    Tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time on the Expiration Date.

    For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to 5:00 p.m., New York City time on the Expiration Date at one of the addresses set forth below under "-- Exchange Agent." Any such notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility from which the Existing Notes was tendered, identify the principal amount of the Existing Notes to be withdrawn, and specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Existing Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notice will be determined by the Company, whose determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not be have been validly tendered for exchange for purposes of the Exchange Offer. Any Existing Notes which have been tendered for exchange but which are not exchanged for any reason will be credited to an account maintained with such Book-Entry Transfer Facility for the Existing Notes as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" and "-- Book-Entry Transfer" above at any time on or prior to the Expiration Date.

CONDITIONS

    The Company has no obligation to consummate the Exchange Offer if the New Notes to be received by a holder of Existing Notes in the Exchange Offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the "blue sky" or securities laws of the several states of the United States. The Exchange Offer is also subject to the condition that it not violate applicable law or any applicable interpretation of the Commission or its Staff. All conditions to the Exchange Offer (with the exception of certain necessary governmental approvals) must be satisfied or waived prior to the Expiration Date.

EXCHANGE AGENT

    State Street Bank and Trust Company has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

BY MAIL:                                                      BY HAND:
                               Telephone:
61 Broadway                    212-612-3900                   61 Broadway
Concourse Level                                               Concourse Level
Corporate Trust Window                                        Corporate Trust Window
New York, NY 10006             Facsimile:                     New York, NY 10006
                               212-612-3939

FEES AND EXPENSES

    The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by Riverwood. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by officers and regular employees of Riverwood.

    Riverwood will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. Riverwood, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. Riverwood may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the Prospectus and related documents to the beneficial owners of the Existing Notes and in handling or forwarding tenders for exchange.

    The expenses to be incurred in connection with the Exchange Offer will be paid by Riverwood, including fees and expenses of the Exchange Agent and Trustee and accounting, legal, printing and related fees and expenses.

    Riverwood will pay all transfer taxes, if any, applicable to the exchange of Existing Notes pursuant to the Exchange Offer. If, however, New Notes or Existing Notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the Existing Notes tendered, or if tendered Existing Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Existing Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Existing Notes who do not exchange their Existing Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Existing Notes as set forth in the legend thereon as a consequence of the issuance of the Existing Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Existing Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Riverwood does not currently anticipate that it will register the Existing Notes under the Securities Act. To the extent that Existing Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Existing Notes could be adversely affected.

                              REGISTRATION RIGHTS

    Pursuant to the Registration Rights Agreement, if (i) because any change in law or applicable interpretations of the staff of the Commission does not permit Riverwood to effect the Exchange Offer as contemplated thereby or (ii) any of the Existing Notes validly tendered pursuant to the Exchange Offer are not exchanged for New Notes within 135 days after the Issue Date or (iii) any Initial Purchaser so requests with respect to Existing Notes purchased on the Issue Date not eligible to be exchanged for New Notes in the Exchange Offer and held by such Initial Purchaser following the consummation of the Exchange Offer or (iv) any holder either (A) is not eligible to participate in the Exchange Offer or (B) participates in the Exchange Offer and does not receive freely transferable New Notes in exchange for tendered Existing Notes or (v) Riverwood so elects, Riverwood will file with the Commission a shelf registration statement (the "Shelf Registration Statement") relating to the offer and sale of Transfer Restricted Notes (as defined herein) by such holders who satisfy certain conditions relating to, among other things, the provision of information in connection with the Shelf Registration Statement. Riverwood will use its reasonable best efforts to have the Exchange Offer and, if applicable, a Shelf Registration Statement declared effective by the Commission as promptly as practicable after the filing thereof. For purposes of the foregoing, "Transfer Restricted Notes" means each Existing Note until (i) the date on which such Existing Note has been exchanged for a freely transferable New Note in the Exchange Offer; (ii) the date on which such Existing Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iii) the date on which such Existing Note is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act.

    Unless the Exchange Offer would not be permitted by a policy of the Commission, Riverwood will commence the Exchange Offer and will use its reasonable best efforts to consummate the Exchange Offer as promptly as practicable, but in any event prior to 135 days after the Issue Date. If applicable, the Company will use its reasonable best efforts to keep the Shelf Registration Statement effective for a period ending on the earlier of (i) two years after the Issue Date or such shorter period that will terminate when all the Existing Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or (ii) the date on which the Existing Notes are eligible for resale without volume restrictions pursuant to Rule 144 under the Securities Act. If (i) the Exchange Offer Registration Statement is not filed with the Commission on or prior to 45 days after the Issue Date, (ii) the Exchange Offer Registration Statement is not declared effective within 105 days after the Issue Date or the Shelf Registration Statement, if required to be filed under the terms of the Registration Rights Agreement, is not filed within 135 days after the Issue Date (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or the applicable interpretations of the Commission's staff, if later, within 30 days after publication of the change in law or interpretation), (iii) the Exchange Offer is not consummated on or prior to 135 days after the Issue Date, or (iv) the Shelf Registration Statement is filed and declared effective within 135 days after the Issue Date (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or the applicable interpretations of the Commission's staff, if later, within 30 days after publication of the change in law or interpretation) but shall thereafter cease to be effective (at any time that Riverwood is obligated to maintain the effectiveness thereof) without being succeeded within 30 days by an additional Registration Statement filed and declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default"),

Riverwood will be obligated to pay liquidated damages to each holder of Transfer Restricted Securities, during the period of one or more Registration Default, in an amount equal to $0.096 per week per $1,000 principal amount of the Transfer Restricted Securities held by such holder until the applicable Registration Statement is filed or declared effective, the Exchange Offer is consummated or the Shelf Registration Statement again becomes effective, as the case may be, provided that, except in certain limited circumstances, Riverwood's obligation to pay liquidated damages will terminate upon consummation of the Exchange Offer. All accrued liquidated damages shall be paid to holders in the same manner as interest payments on the Notes on semi-annual payment dates which correspond to interest payment dates for the Notes. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease. Notwithstanding the foregoing, the Company shall not be required to pay liquidated damages to a holder of Transfer Restricted Notes if such holder failed to comply with its obligations to make representations set forth in the next paragraph or failed to provide certain information required to be provided by it.

    Each holder of Existing Notes who wishes to exchange such Existing Notes for New Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any New Notes to be received by it will be acquired in the ordinary course of its business; (ii) it has no arrangements or understandings with any person to participate in the distribution of the Existing Notes or the New Notes and (iii) it is not an "affiliate," as defined in Rule 405 under the Securities Act of Riverwood or if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

    If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the New Notes. If the holder is a broker-dealer that will receive New Notes for its own account in exchange for Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

                              DESCRIPTION OF NOTES

GENERAL

    The Existing Notes (as defined on the cover page of this Prospectus) were issued, and the New Notes offered hereby will be issued, under an Indenture, dated as of July 28, 1997 (the "Indenture"), among Riverwood International Corporation, as issuer (the "Company"), RIC Holding, Inc. and Riverwood Holding, Inc., as Note Guarantors, and State Street Bank and Trust Company as Trustee (the "Trustee").

    The following summary of certain provisions of the Indenture and the Notes is a description thereof after giving effect to the Offering and the application of the proceeds therefrom, and summarizes the material terms thereof but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. The Indenture is filed as an Exhibit to the Registration Statement of which this Prospectus forms a part. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions" below. In particular, the term "Existing Notes" as used in the following summary is used as so defined, and does not refer to the Notes for which New Notes will be exchanged, except as otherwise specifically noted.

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee, at State Street Bank and Trust Company, 61 Broadway, Concourse Level, Corporate Trust Window, New York, NY 10006, except that, at the option of the Company, payment of interest may be made by check mailed to the registered holders of the Notes at their registered addresses.

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

    The Notes will be unsecured senior obligations of the Company, limited to $250.0 million aggregate principal amount, and will mature on August 1, 2007. Each Note will bear interest at the rate per annum shown on the front cover of this Prospectus from July 28, 1997, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on the January 15 or July 15 immediately preceding the interest payment date on and of each year, commencing February 1, 1998.

OPTIONAL REDEMPTION

    The Notes will be redeemable, at the Company's option, in whole or in part, at any time on or after August 1, 2002, and prior to maturity, upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 1 of the years set forth below:

                                                                                       REDEMPTION
PERIOD                                                                                   PRICE
------------------------------------------------------------------------------------  ------------
2002................................................................................     105.313%
2003................................................................................     103.542%
2004................................................................................     101.771%
2005 and thereafter.................................................................     100.000%

    In addition, at any time and from time to time prior to August 1, 2000, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings by the Company, RIC Holding or Holding following which there is a Public Market, at a redemption price (expressed as a percentage of principal amount thereof) of 110.625% plus accrued interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); PROVIDED, HOWEVER, that at least 65% of the original aggregate principal amount of the Notes must remain outstanding after each such redemption.

    The Notes will be subject to redemption, at the option of the Company, prior to August 1, 2002 in whole or in part, at any time within 180 days after a Change of Control on not less than 30 nor more than 60 days prior notice to each holder of Notes to be redeemed, in amounts of $1,000 or an integral multiple thereof, at a redemption price equal to the sum of (i) the principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on relevant record dates to receive interest due on relevant interest payment dates) plus (iii) the Applicable Premium. Each holder of Notes will also have certain rights to require the Company to purchase such Notes upon the occurrence of a Change of Control. See "-- Change of Control" below.

SELECTION

    In the case of any partial redemption, selection of Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING OF NOTES

    The indebtedness evidenced by the Notes will be unsecured Senior Indebtedness of the Company, will rank PARI PASSU in right of payment with all existing and future Senior Indebtedness of the Company and will be senior in right of payment to all existing and future Subordinated Obligations of the Company. The Notes will also be effectively subordinated to all Secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness of its Subsidiaries.

    At June 28, 1997, on a pro forma basis after giving effect to the issuance and sale of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds," the outstanding Senior Indebtedness of the Company and its Subsidiaries would have been $1,273.2 million, of which $771.0 million would have been Secured Indebtedness and $400.0 million would have been Subordinated Obligations of the Company and the outstanding Indebtedness of the Company's Subsidiaries would have been $74.4 million, of which $59.2 million would have been Senior Indebtedness. In addition, at June 28, 1997, RIC Holding had $12.7 million of outstanding indebtedness, consisting of Existing Notes other than the 1996 Notes as well as certain other debt. Although the Indenture contains limitations on the amount of additional Indebtedness which the Company and its Subsidiaries may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness or Secured Indebtedness. See "-- Certain Covenants -- Limitation on Indebtedness" below.

NOTE GUARANTEES

    Holding and RIC Holding, and certain future subsidiaries of the Company (as described below), as primary obligors and not merely as sureties, will irrevocably and unconditionally Guarantee on an unsecured senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for payment of principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the "Guaranteed Obligations"). Such Note Guarantors will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under any Note Guarantee. Each Note Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Each Note Guarantee will also be effectively subordinated to all Guarantor Secured Indebtedness to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness of the subsidiaries of the applicable Note Guarantor. After the Issue Date, the Company will cause each Restricted Subsidiary that is a Significant Subsidiary and that Guarantees payment of the Bank Indebtedness (a "Subsidiary Guarantor") to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes. See "-- Certain Covenants -- Future Note Guarantors" below.

    Each Note Guarantee is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all principal of or interest on the Notes, and all other Guaranteed Obligations then due and payable, or in the case of a Subsidiary Guarantor, upon the earlier release or termination of its Guarantee of the Bank Indebtedness, or upon such Subsidiary Guarantor no longer being a Restricted Subsidiary, (b) be binding upon each Note Guarantor and (c) enure to the benefit of and be enforceable by the Trustee, the Noteholders, and their successors, transferees and assigns.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control (as defined below), each Holder of the Notes will have the right to require the Company to purchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) pursuant to the offer described below and the other procedures set forth in the Indenture; PROVIDED, HOWEVER, that, notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the Notes pursuant to this covenant in the event that it has exercised its rights to redeem all of the Notes as described under "-- Optional Redemption". A "Change of Control" means any of the following events:

     (i) (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders or Holding or RIC Holding, is or becomes (as a result of the issuance of securities, by merger or otherwise) the Beneficial Owner, directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company and (B) the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (i), such other person shall be deemed to Beneficially Own any Voting Stock of a specified corporation held by a parent corporation of which such specified corporation is a Subsidiary, if such other person Beneficially Owns, directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation);

    (ii) the merger or consolidation of Parent or the Company with or into another Person or the sale of all or substantially all the assets of Parent or the Company to another Person (a "Transferee"), in each case, other than a Person that is controlled by the Permitted Holders, and, in the case of any such merger or consolidation, the securities of Parent or the Company, as the case may be, that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of Parent or the Company, as the case may be, are changed into or exchanged for cash, securities or property, unless either (x) pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, (or following consummation of such transaction the Beneficial Owners of such securities otherwise are Beneficial Owners of) securities of the surviving corporation or Transferee (or another Person of which the surviving corporation or Transferee is a Subsidiary) that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or Transferee or such other Person, or (y) pursuant to any such transaction (A) no "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes (as a result of the issuance of securities, by merger or otherwise), the Beneficial Owner, directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the surviving corporation or Transferee, as the case may be, or (B) the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate an equal or greater percentage of the total voting power of the Voting Stock of the surviving corporation or Transferee, as the case may be, than any such other person or have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the surviving corporation or Transferee, as the case may be (for purposes of this clause (ii), such other person shall be deemed to Beneficially Own any Voting Stock of a specified corporation held by a parent corporation of which such specified corporation is a Subsidiary, if such other person Beneficially Owns, directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation); or

    (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who 3 were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

    In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of the Notes pursuant to this covenant, then prior to the mailing of the notice to Holders described below, but in any event within 30 days following any Change of Control, the Company shall (i) repay in full all Bank Indebtedness or offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for below.

    Within 30 days following any Change of Control (except as provided in the proviso to the first sentence of this "-- Change in Control" section), the Company shall mail a notice to each Holder at its registered address with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control;
(3) the repurchase date for the Notes (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed; and (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

    The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict or are inconsistent with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

    The occurrence of certain of the events which would constitute a Change of Control would constitute a default under the terms of the Bank Indebtedness. In addition, the Credit Agreements will prohibit the purchase of the Notes by the Company in the event of a Change of Control, unless and until such time as the Bank Indebtedness is repaid in full. Future Indebtedness of the Company and its Subsidiaries may contain prohibitions of certain events which would constitute a Change of Control, provide for a default upon the occurrence of such an event, or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

CERTAIN COVENANTS

    The Indenture will contain covenants including, among others, the following:

    LIMITATION ON INDEBTEDNESS. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness (other than pursuant to the following paragraph (b)) unless (x) on the date thereof the Consolidated Coverage Ratio would be greater than 2.0:1, if such Indebtedness is Incurred on or prior to March 31, 1999 and 2.25:1 if such Indebtedness is Incurred thereafter and (y) in the case of any such Indebtedness Incurred by a Restricted Subsidiary, such Indebtedness is Permitted Subsidiary Indebtedness.

    (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

         (i) Indebtedness under the Senior Secured Credit Agreement of the Company, in an aggregate principal amount at any time outstanding not to exceed an amount equal to $1,045.0 million minus (without duplication) the following amounts:

            (A) the aggregate amount of all scheduled repayments of principal actually made thereunder since the Issue Date and all mandatory repayments of principal actually made thereunder since the Issue Date with the Net Available Cash from Asset Dispositions other than Financing Dispositions (to the extent, in the case of repayments of revolving credit indebtedness, that the corresponding commitments have been permanently reduced), and

            (B) at any date of determination, an amount equal to (x) the amount then outstanding (i.e., advanced, and received by, and available for use by, the Company) under any Receivables Financing (as set forth in the books and records of the Company and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) that has been entered into by any Receivables Subsidiary since the Issue Date and that, as of such date of determination, has not expired or otherwise terminated, minus (y) the sum (without duplication) of (1) the aggregate borrowing commitment amount under the Senior Secured Credit Agreement that at the time can be used only for the purpose of funding any liabilities or obligations arising in connection with any such Receivables Financing, or funding any refinancing, refunding, repayment or replacement in respect of any such Receivables Financing, plus (2) the aggregate face amount of letters of credit issued or to be issued under or pursuant to the Senior Secured Credit Agreement to support any such liabilities or obligations, or any such refinancing, refunding, repayment or replacement, which letters of credit at the time are undrawn and outstanding or have been drawn, PROVIDED that such reduction shall be effective on the business day next following the date of receipt of such confirmation by the Company and shall no longer be effective on the business day next preceding the date of such expiration or other termination;

        (ii) Indebtedness of the Company or any Subsidiary of the Company under the Machinery Credit Agreement or otherwise Incurred to finance or refinance packaging machinery (including the development, manufacture or acquisition thereof) in connection with any Related Business, in an aggregate principal amount outstanding at any time not to exceed the then aggregate book value of the packaging machinery that is thereby financed or refinanced or that is otherwise owned by the Company or any of its Subsidiaries on the Issue Date (or, if greater, to the extent that any such machinery shall be appraised by an independent appraiser, the appraised value of such machinery);

        (iii) Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; PROVIDED, HOWEVER, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) will be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

        (iv) Indebtedness represented by the Notes, any Indebtedness (other than the Indebtedness described in clauses (i)-(iii) above) outstanding, or Incurred pursuant to commitments outstanding, on the Issue Date (including, without limitation, the Existing Notes) and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iv) or paragraph (a);

        (v) (A)(x)Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company and (y) Indebtedness of a Person assumed by the Company or a Restricted Subsidiary in connection with the acquisition of assets from such Person provided that at the time such assets were owned by such other Person such Indebtedness was either secured by such assets or related to the acquisition, ownership, improvement or use of such assets by such other Person (in each case other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or such assets were acquired by the Company or a Restricted Subsidiary, as applicable); PROVIDED, HOWEVER, that at the time such Restricted Subsidiary is acquired by the Company or such assets are acquired by the Company or a

    Restricted Subsidiary, as applicable, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to paragraph (a) after giving effect to the Incurrence of such Indebtedness pursuant to this clause
    (v) and (B) Refinancing Indebtedness Incurred by the Company or a Restricted Subsidiary, as applicable, in respect of Indebtedness Incurred by the Company or such Restricted Subsidiary, as applicable, pursuant to this clause (v);

        (vi) Indebtedness (A) in respect of judgment, appeal, surety, performance and other like bonds provided by the Company and its Restricted Subsidiaries in the ordinary course of their business and which do not secure other Indebtedness (other than any involved in any judgment, appeal or similar proceeding to which any such bond relates), (B) of the Company or any Restricted Subsidiary with respect to letters of credit or bankers' acceptances incurred in the ordinary course of business, (C) consisting of accommodation guarantees for the benefit of trade creditors of the Company or any of its Restricted Subsidiaries, or represented by Guarantees consisting of contracts for the purchase of wood chips in the ordinary course of business, (D) under (x) Currency Agreements designed to protect the Company or any Restricted Subsidiary against fluctuations in foreign currency exchange rates in respect of foreign exchange exposures incurred by the Company or any Restricted Subsidiary in the ordinary course of its business, (y) Interest Rate Agreements entered into in the ordinary course of business and designed to protect the Company against fluctuations in interest rates in respect of Indebtedness of the Company or any Restricted Subsidiary permitted to be Incurred under the Indenture, and (z) Commodities Agreements designed to protect the Company or any Restricted Subsidiary against fluctuations in the price of, or the shortage or supply of, commodities entered into in the ordinary course of business, (E) in respect of the financing of insurance premiums in the ordinary course of business,
    (F) of the Company or any Restricted Subsidiary arising from the honoring of a check, draft or similar instrument drawn against insufficient funds, provided that such Indebtedness is extinguished within two business days of its incurrence, and (G) of a Receivables Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise Incurred in connection with, a Financing Disposition;

       (vii) Indebtedness represented by the Note Guarantees, Guarantees by the Company or any Restricted Subsidiary of Indebtedness Incurred by any Restricted Subsidiary, and Guarantees of Indebtedness Incurred pursuant to or described in clause (i), (ii) or (iv) hereof;

       (viii) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities, or obligations in respect of purchase price adjustments, in connection with the acquisition or disposition of assets permitted under the Indenture;

        (ix) Indebtedness (1) of the Company consisting of guarantees of up to an aggregate principal amount of $30.0 million of borrowings by Management Investors in connection with the purchase of Management Stock by such Management Investors or (2) of the Company or any Restricted Subsidiary consisting of guarantees in respect of loans or advances made to officers or employees of Holding, RIC Holding, the Company or any Restricted Subsidiary, or guarantees otherwise made on their behalf, (A) in respect of travel, entertainment and moving-related expenses incurred in the ordinary course of business, (B) in respect of moving-related expenses incurred in connection with any closing or consolidation of any facility or (C) in the ordinary course of business not exceeding $2.5 million in the aggregate outstanding at any time;

        (x) Bank Indebtedness or working capital Indebtedness of non-U.S. Restricted Subsidiaries not exceeding an aggregate principal amount of the sum (determined as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of determination) of (A) 90% of Receivables of all non-U.S. Restricted Subsidiaries, and (B) 75% of Inventory of all non-U.S. Restricted Subsidiaries; and

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        (xi) Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness permitted to be Incurred pursuant to paragraph (a) or any other clause of this paragraph (b)) in an aggregate principal amount not exceeding $100.0 million.

    LIMITATION ON RESTRICTED PAYMENTS AND INVESTMENTS. (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

     (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) except (x) dividends or distributions payable or made solely in its Capital Stock (other than Disqualified Stock), (y) dividends or distributions payable or made to the Company or another Restricted Subsidiary, and (z) in the case of a Restricted Subsidiary that is not a Wholly Owned Subsidiary, dividends or distributions payable or made to the holders of such Capital Stock on a pro rata basis (measured by value), or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of equal or greater value,

    (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or another Restricted Subsidiary,

    (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than (x) the purchase, repurchase or other acquisition of Subordinated Obligations so acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition or
(y) any purchase, repurchase, redemption, defeasance, or other acquisition or retirement of any Existing Notes other than the Existing Senior Subordinated Notes), or

    (iv) make any Investment (other than a Permitted Investment) in any Person,

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default will have occurred and be continuing (or would result therefrom); (2) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Issue Date would exceed the sum of:

        (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from June 30, 1997, to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit), excluding any amounts included pursuant to clause (F) below;

        (B) the aggregate Net Cash Proceeds received by the Company from the issue or sale of the Capital Stock (other than Disqualified Stock) of Parent or the Company subsequent to the Issue Date (other than an issuance or sale to a Restricted Subsidiary of the Company), PROVIDED, HOWEVER, that the Net Cash Proceeds determined in accordance with this clause (B) shall not include any portion of such Net Cash Proceeds that at the time of such determination is included in any amount that is excluded from the calculation of the amount of Restricted Payments pursuant to the proviso to paragraph (b) (vii) below;

        (C) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan or similar trust established by the Company or any of its Restricted Subsidiaries subsequent to the Issue Date;

    PROVIDED, HOWEVER, that if such plan or trust Incurs any Indebtedness to or Guaranteed by the Company to finance the acquisition of such Capital Stock, such aggregate amount shall be limited to (x) to the extent such Indebtedness is owed to the Company, any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such plan or trust with respect to such Indebtedness and (y) to the extent such Indebtedness is Guaranteed by the Company, the aggregate amount of principal payments made by such plan or trust with respect to such Indebtedness;

        (D) without duplication of any Net Cash Proceeds included pursuant to clause (B) above, the aggregate Net Cash Proceeds received subsequent to the Issue Date as capital contributions to the Company;

        (E) the amount by which Indebtedness of the Company or any of its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Restricted Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company or Parent (less the amount of any cash or other property (other than Capital Stock) distributed by the Company or any Restricted Subsidiary upon such conversion or exchange plus the amount of any cash or other property received by the Company or any Restricted Subsidiary upon such conversion or exchange); and

        (F) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) payments of dividends or interest, repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") or the receipt of proceeds from the sale or other disposition of any portion of any Investment in an Unrestricted Subsidiary not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments.

    (b) The provisions of the foregoing paragraph (a) will not prohibit:

     (i) any purchase, repurchase, defeasance, redemption, retirement or other acquisition of Capital Stock of the Company or Subordinated Obligations made by exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries) or Capital Stock of the Company or Parent; PROVIDED, HOWEVER, that (A) such purchase, repurchase, defeasance, redemption, retirement or other acquisition will be excluded in the calculation of the amount of Restricted Payments and (B) to the extent so applied to such purchase, repurchase, defeasance, redemption, retirement or other acquisition, the Net Cash Proceeds from such sale will be excluded from clause(3)(B) of paragraph (a) above;

    (ii) any purchase, repurchase, defeasance, retirement, redemption or other acquisition of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to the covenant described under "-- Limitation on Indebtedness"; PROVIDED, HOWEVER, that such purchase, defeasance, retirement, redemption or other acquisition will be excluded in the calculation of the amount of Restricted Payments;

    (iii) any purchase, repurchase, defeasance, retirement, redemption or other acquisition of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock"; PROVIDED, HOWEVER, that such purchase,

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defeasance, retirement, redemption or other acquisition will be excluded in the calculation of the amount of Restricted Payments;

    (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; PROVIDED, HOWEVER, that such dividend will be included in the calculation of the amount of Restricted Payments;

    (v) the repurchase of Notes pursuant to the covenants described under "-- Change of Control" above and under "-- Limitation on Sales of Assets and Subsidiary Stock" below; PROVIDED, HOWEVER, that such repurchases will be excluded in the calculation of the amounts of Restricted Payments;

    (vi) (A) loans, advances, dividends or distributions by the Company or any Restricted Subsidiary to RIC Holding or Holding not to exceed an amount necessary to permit each of RIC Holding and Holding to pay (1) its costs (including all professional fees and expenses) incurred to comply with its reporting obligations under federal or state laws or under the Indenture or the indentures relating to the Existing Senior Notes and Existing Senior Subordinated Notes, including the covenant described under "-- SEC Reports," or in connection with reporting or other obligations under the Credit Agreements or any related collateral documents or guarantees, (2) its expenses incurred in connection with any public offering of equity securities or of Indebtedness permitted by the Indenture which has been terminated by the board of directors of the Company, a Restricted Subsidiary, RIC Holding or Holding, as applicable, in each case, (x) the net proceeds of which were specifically intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary or (y) in a prorated amount of such expenses in proportion to the amount of such net proceeds specifically intended to be so received, contributed or loaned, (3) in the case of RIC Holding, its expenses incurred in connection with the acquisition, development, maintenance, ownership, prosecution, protection and defense of its intellectual property and associated rights (including but not limited to trademarks, service marks, trade names, trade dress, patents, copyrights and similar rights, including registrations and registration or renewal applications in respect thereof; inventions, processes, designs, formulae, trade secrets, know-how, confidential information, computer software, data and documentation, and any other intellectual property rights; and licenses of any of the foregoing) to the extent such intellectual property and associated rights relate to the business of the Company or any of its Subsidiaries, and (4) its other operational expenses (other than taxes) incurred in the ordinary course of business and not exceeding $1.0 million in any fiscal year and (B) loans or advances by the Company or any Restricted Subsidiary to RIC Holding or Holding not to exceed an amount necessary to permit each of RIC Holding and Holding to pay its interim expenses incurred in connection with any public offering of equity securities or of Indebtedness permitted by the Indenture, the net proceeds of which are specifically intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or a prorated amount of such interim expenses in proportion to the amount of such net proceeds specifically intended to be so received, contributed or loaned, which loans and advances shall be repaid to the Company or the relevant Restricted Subsidiary promptly out of the proceeds of such offering, unless such offering shall be of Indebtedness of the Company or a Restricted Subsidiary or shall have been terminated by the board of directors of the Company, RIC Holding or Holding, as applicable; PROVIDED, HOWEVER, that such loans, advances, dividends or distributions pursuant to this clause (vi) will be excluded in the calculation of the amount of Restricted Payments;

   (vii) loans, advances, dividends or distributions by the Company or any Restricted Subsidiary to RIC Holding or Holding in order for Holding to repurchase or otherwise acquire or settle shares of Holding Common Stock or options, warrants or other rights in respect thereof, or the repurchase or other acquisition or settlement by the Company or any Subsidiary of shares of Holding Common Stock or options, warrants or other rights in respect thereof, in each case from the Management Investors not to exceed an aggregate amount (net of repayments of any such loans or advances) equal to (A) $25.0 million, plus (B) $5.0 million multiplied by the number of calendar years that have commenced since the Issue Date, plus (C) the Management Contribution Amount (if any); PROVIDED, HOWEVER, that if (x) the amount of such loans, advances, dividends or distributions made in any fiscal year (net of repayments of

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
any such loans or advances whenever made, which repayments are made in such year) exceeds $5.0 million plus the portion of the Management Contribution Amount (if any) attributable to such fiscal year, plus the Annual Carryover Amount for such fiscal year, or (y) the amount of such loans, advances, dividends or distributions made after the Issue Date (net of repayments of any such loans or advances) exceeds $25.0 million plus the Management Contribution Amount (if any), the amount of any such excess will be included in the calculation of the amount of Restricted Payments (in each case, without duplication of any portion of any such excess amount otherwise included in such calculation);

   (viii) payments by the Company or any Restricted Subsidiary to RIC Holding to pay (A) without duplication of amounts payable pursuant to subclause (B) of this clause (viii), any taxes, charges or assessments, including but not limited to, sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed on payments made by RIC Holding) required to be paid by RIC Holding by virtue of its being incorporated or having capital stock outstanding (but not by virtue of owning stock of any corporation other than the Company), or being a holding company parent of the Company or receiving dividends from or other distributions in respect of the stock of the Company, or having guaranteed any obligations of the Company or any Subsidiary thereof, or having made any payment in respect to any of the items for which the Company is permitted to make payments to Holding pursuant to clauses (vi), (vii), (viii), (ix), (x) or
(xi) hereof, or acquiring, developing, maintaining, owning, prosecuting, protecting or defending its intellectual property and associated rights (including but not limited to receiving or paying royalties for the use thereof) relating to the business or businesses of the Company and any Subsidiary thereof or (B) any other federal, state or local taxes measured by income for which RIC Holding is liable up to an amount not to exceed with respect to such federal taxes the amount of any such taxes which the Company would have been required to pay on a separate company basis or on a consolidated basis if the Company had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Code or an analogous provision of state, local or foreign law) of which it were the common parent, or with respect to state and local taxes, on a combined basis if the Company had filed a combined return on behalf of an affiliated group consisting only of the Company and its Subsidiaries; PROVIDED, HOWEVER, that such payments will be excluded in the calculation of the amount of Restricted Payments;

    (ix) payments by the Company or any Restricted Subsidiary to Holding, or to RIC Holding in order for RIC Holding to make payments to Holding, to pay (A) without duplication of amounts payable pursuant to subclause (B) of this clause
(ix), any taxes, charges or assessments, including but not limited to, sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed on payments made by Holding) required to be paid by Holding by virtue of its being incorporated or having capital stock outstanding (but not by virtue of owning stock of any corporation other than RIC Holding or the Company, or through any such other corporation, stock of any other corporation), or being a holding company parent of RIC Holding or the Company or receiving dividends from or other distributions in respect of the stock of RIC Holding (to the extent attributable to its intellectual property and associated rights, relating to the business or businesses of the Company and any Subsidiary thereof, including but not limited to receiving royalties for the use thereof, or to the stock of the Company) or the Company, or having guaranteed any obligations of RIC Holding (to the extent attributable to RIC Holding's intellectual property and associated rights relating to the business or businesses of the Company and any Subsidiary thereof or obligations of the Company), the Company or any Subsidiary thereof, or having made any payment in respect to any of the items for which the Company is permitted to make payments to RIC Holding or Holding pursuant to clauses
(vi), (vii), (viii), (ix), (x) or (xi) hereof, or (B) without duplication of amounts payable pursuant to clause (viii) hereof, any other federal, state or local taxes measured by income for which Holding is liable up to an amount not to

                                      103
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exceed with respect to such federal taxes the amount of any such taxes which the
Company would have been required to pay on a separate company basis or on a consolidated basis if the Company had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Code or an analogous provision of state, local or foreign law) of which it were the common parent, or with respect to state and local taxes, on a combined basis if the Company had filed a combined return on behalf of an affiliated group consisting only of the Company and its Subsidiaries; PROVIDED, HOWEVER, that such payments will be excluded in the calculation of the amount of the Restricted Payments;

    (x) loans, advances, dividends or distributions by the Company or any Restricted Subsidiary to RIC Holding or Holding to pay dividends on the Holding Common Stock following an initial public offering of the Holding Common Stock, in an amount not to exceed in any fiscal year 6% of the aggregate gross proceeds (before underwriting commissions and other expenses) received by Holding in such public offering or any additional public offerings (or if the Company and Holding have merged, payment of such dividends by the Company); PROVIDED, HOWEVER, that such loans, advances, dividends or distributions will be included in the calculation of the amount of Restricted Payments;

    (xi) payments by the Company or any Restricted Subsidiary to RIC Holding or Holding not to exceed an amount necessary to permit each of RIC Holding and Holding to (A) make payments in respect of its indemnification obligations owing to directors, officers or other Persons under its charter or by-laws or pursuant to written agreements with any such Person, PROVIDED that such payments relate to the Company or any of its Subsidiaries, (B) satisfy its obligations under the Registration and Participation Agreement, the Stockholders Agreement, the Consulting Agreement and the Indemnification Agreement or (C) make payments in respect of indemnification obligations of Holding in connection with any offering of Holding Common Stock the net proceeds of which are specifically intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or in respect of a prorated amount of such indemnification obligations in proportion to the amount of such net proceeds specifically intended to be so received, contributed or loaned; PROVIDED, HOWEVER, that such payments will be excluded in the calculation of the amount of Restricted Payments; or

   (xii) payments by the Company or any Restricted Subsidiary to RIC Holding to pay principal of, and premium, if any, and interest on, any Existing Notes (other than the Existing Senior Subordinated Notes) that are outstanding on the Issue Date (whether by way of scheduled payment, or by purchase, repurchase, redemption, defeasance or other acquisition or retirement); PROVIDED, HOWEVER, that such payments will be excluded in the calculation of the amount of Restricted Payments.

    LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED
SUBSIDIARIES. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock, or pay any Indebtedness owed, to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except:

        (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including without limitation, each of the Credit Agreements and any related collateral documents and guarantees;

        (2) any encumbrance or restriction with respect to a Restricted Subsidiary (x) pursuant to an agreement relating to any Indebtedness (A) Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company or (B) of a Person assumed by the Company or a Restricted Subsidiary in connection with the acquisition of assets from such Person provided that at the time such assets were owned by such other Person such Indebtedness was either secured by such assets or related to the acquisition, ownership, improvement or use of such assets (in each case other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or such assets were acquired by the Company or a Restricted Subsidiary, as

                                      104
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    applicable) or (y) that is not pursuant to an agreement relating to
    Indebtedness, and is in existence at the time that such Person becomes a Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming such a Subsidiary;

        (3) any encumbrance or restriction pursuant to an agreement (a "Refinancing Agreement") that extends, renews, refinances or replaces an agreement referred to in clause (1) or (2) of this covenant or this clause
    (3) (an "Initial Agreement") or contained in any amendment to an Initial Agreement; PROVIDED, HOWEVER, that the encumbrances and restrictions contained in any such Refinancing Agreement or amendment are not materially less favorable to the Noteholders than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or amendment relates (as determined in good faith by the Company);

        (4) any encumbrance or restriction (A) that restricts in a customary manner (x) the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or (y) the assignment or transfer of any lease, license or other contract, or (B) contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property or asset subject to such security agreements or mortgages;

        (5) any restriction with respect to a Restricted Subsidiary, or any property or assets of any Restricted Subsidiary, imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary, or the sale or disposition of the property or assets that are subject to such restriction, pending the closing of such sale or disposition;

        (6) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

        (7) any encumbrance or restriction pursuant to an agreement relating to any foreign Indebtedness incurred by any non-U.S. Restricted Subsidiary;

        (8) any encumbrance or restriction required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses;

        (9) any encumbrance or restriction pursuant to an agreement relating to Indebtedness of or a Financing Disposition to or by any Receivables Subsidiary or Equipment Subsidiary; and

        (10) any encumbrance or restriction pursuant to a joint venture or similar agreement or arrangement entered into in connection with a Fiskeby Transaction.

    LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless

    (i) either (x) in the case of any Asset Disposition, the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value, as may be determined (and shall be determined, to the extent an Asset Disposition involves a fair market value greater than $10.0 million) in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors (including as to the value of all noncash consideration), of the shares and assets subject to such Asset Disposition, or (y) in the case of a Financing Disposition, the Board of Directors shall have determined in good faith, which determination will be conclusive and evidenced by a resolution of the Board of Directors, that such Financing Disposition is economically fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and in the best interest of the Company or such Restricted Subsidiary and its respective creditors,

                                      105
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    (ii) in the case of any Asset Disposition having a fair market value of
$10.0 million or more, at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents (other than with respect to an Asset Disposition consisting of an exchange of equipment for use in related lines of business, a Financing Disposition or a Fiskeby Transaction), and

    (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition (other than any Financing Disposition relating to any Receivables Financing) is applied by the Company (or such Restricted Subsidiary, as the case may be) as follows:

        (A) FIRST, to the extent the Company elects (or is required by the terms of any Senior Indebtedness (other than the Notes) or Indebtedness (other than Preferred Stock) of a Restricted Subsidiary), to prepay, repay or purchase Senior Indebtedness (other than the Notes) or such Indebtedness (in each case other than Indebtedness owed to the Company or a Restricted Subsidiary) within 365 days after an Asset Disposition;

        (B) SECOND, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days after an Asset Disposition, or, if such reinvestment in Additional Assets is a project authorized by the Board of Directors of the Company or a Restricted Subsidiary, as the case may be, that will take longer than such 365 days to complete (an "Authorized Project"), the period of time necessary to complete the Authorized Project; and

        (C) THIRD, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make a Note Offer (as defined below) to purchase Notes pursuant to and subject to the conditions set forth in section (b) of this covenant within 365 days after an Asset Disposition or, in the event that the Company or a Restricted Subsidiary shall have undertaken an Authorized Project, within 20 days after completion of such Authorized Project;

PROVIDED, HOWEVER, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $25.0 million.

    For the purposes of clause (ii) of the first sentence of this covenant, the following are deemed to be cash: (w) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition, (x) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary is released from any Guarantee of such Indebtedness in connection with such Asset Disposition, (y) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents, and (z) consideration consisting of Indebtedness of the Company or any Restricted Subsidiary.

    (b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C) of this covenant, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the "Note Offer") at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the date of purchase in accordance with the procedures (including

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prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of Notes tendered pursuant to the Note Offer is less than the Net Available Cash allotted to the purchase of the Notes, the Company may apply the remaining Net Available Cash in any manner. After repayment of all the Notes tendered pursuant to the Note Offer, the remaining amount of Net Available Cash, if any, will be reset at zero. The Company will not be required to make a Note Offer pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B) of this covenant section (a)(iii)) is less than $25.0 million (which lesser amount will be carried forward for purposes of determining whether a Note Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

    (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict or are inconsistent with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") on terms (i) that are less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and (ii) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $10.0 million, have not been approved by a majority of the members of the Board of Directors having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. For purposes of this paragraph, any transaction or series of related transactions with any Affiliate shall be deemed to have satisfied the requirements set forth in this paragraph if (x) such transaction or series of related transactions is approved by a majority of the members of the Board of Directors having no material direct or indirect financial interest in or with respect to such Affiliate Transaction, or (y) in the event there are no such directors without any such interest, a fairness opinion is provided by a nationally recognized appraisal or investment banking firm with respect to such transaction or series of related transactions.

        (b) The provisions of the foregoing paragraph (a) will not apply to:

         (i) any Restricted Payment permitted pursuant to, or any other payment or transaction permitted by, the covenant described under " -- Limitation on Restricted Payments and Investments," or any Indebtedness permitted to be Incurred pursuant to clause (ix) of paragraph (b) of the covenant described under " -- Limitation on Indebtedness," or any payments in respect thereof,

        (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors,

        (iii) the payment of reasonable fees to directors of the Company and its Subsidiaries who are not employees of the Company or its Subsidiaries,

        (iv) any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries,

        (v) any transaction with an officer or member of the board of directors of the Company, RIC Holding or Holding not covered by clause (ii) above entered into in the ordinary course of business (x) involving compensation or employee benefit arrangements or (y) not involving more than $100,000 in any one case,

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        (vi) any transaction arising out of agreements as in existence on the
    Issue Date, including but not limited to the Indemnification Agreement and any payments made pursuant thereto,

       (vii) payment to CD&R or any Affiliate of CD&R of fees in an aggregate amount not to exceed $1.0 million in any fiscal year plus all reasonable out-of-pocket expense incurred by CD&R or any such Affiliate in connection with its performance of management consulting, monitoring and financial advisory services with respect to Holding, RIC Holding, the Company and its Restricted Subsidiaries, and

       (viii) loans and advances (or guarantees in respect thereof and payments thereunder) made to officers or employees of Holding, RIC Holding, the Company or any Restricted Subsidiary, or guarantees made on their behalf (and payments thereunder), (A) in respect of travel, entertainment and moving-related expenses incurred in the ordinary course of business, (B) in respect of moving-related expenses incurred in connection with any closing or consolidation of any facility and (C) in the ordinary course of business not exceeding $2.5 million in the aggregate outstanding at any time.

    LIMITATION ON LIENS. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien (the "Initial Lien"), other than any Permitted Lien, on any of its property or assets (including any Capital Stock owned by it), whether owned on the Issue Date or thereafter acquired, securing any obligation unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with (or on a senior basis to, in the case of Indebtedness expressly subordinated in right of payment to the Notes) such obligation for so long as such obligation is so secured. The preceding sentence will not require the Company or any Restricted Subsidiary to secure the Notes if the Initial Lien consists of one or more Permitted Liens.

    (b) Any Lien created for the benefit of the Holders of the Notes pursuant to the foregoing paragraph (a) shall be automatically and unconditionally released and discharged upon the earliest to occur of (i) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of all of the then outstanding Notes, or the payment in full of the principal amount of, and all premium and interest then due and payable on, the then outstanding Notes, (ii) the release and discharge of the Initial Lien, and (iii) any sale, exchange or transfer to any Person not an Affiliate of the Company of the property or assets (including Capital Stock) subject to the Initial Lien provided that after giving effect to such sale, exchange or transfer, such property or assets (including Capital Stock) remain subject to the Initial Lien.

    LIMITATION ON THE SALE OR ISSUANCE OF PREFERRED STOCK OF RESTRICTED SUBSIDIARIES. The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of Preferred Stock of any Restricted Subsidiary except (i) to the Company or a Wholly Owned Subsidiary, (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary or
(iii) Permitted Subsidiary Preferred Stock.

    FUTURE NOTE GUARANTORS. The Company will cause each Significant Subsidiary which Guarantees the Bank Indebtedness to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will Guarantee payment of the Notes. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary without rendering the Note Guarantee, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

    LIMITATION ON SALE/LEASEBACK TRANSACTIONS. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction (other than a Permitted Sale/ Leaseback Transaction) with respect to any property unless (i) the Company or such Subsidiary would be entitled to Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/ Leaseback Transaction pursuant to the covenant described under "-- Limitation on Indebtedness," (ii) the consideration received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction is at least equal to the fair value of such property, as may be determined

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
(and in the case of a Sale/Leaseback Transaction involving a fair value in excess of $10.0 million, shall be determined) in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors, and (iii) the transfer of such property is permitted by, and (to the extent required by such covenant) the Company applies the proceeds of such transaction in compliance with, the covenant described under "-- Limitation on Sale of Assets and Subsidiary Stock".

    SEC REPORTS. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act the Company will file with the SEC and provide, within 15 days after the Company is required to file the same with the SEC, the Trustee and Noteholders and prospective Noteholders (upon request) with the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. In the event that the Company is not permitted to file such reports, documents and information with the SEC, the Company will provide substantially similar information to the Trustee, the Noteholders, and prospective Noteholders (upon request) as if the Company was subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. The Company will be deemed to have satisfied such requirements if Holding or RIC Holding files and provides reports, documents and information of the types otherwise so required, in each case within the applicable time periods, and the Company is not required to file such reports, documents and information separately under the applicable rules and regulations of the Commission (after giving effect to any exemptive relief) because of the filings by Holding or RIC Holding. The Company also will comply with the other provisions of TIA Section 314(a).

TRANSFER AND EXCHANGE

    A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require such Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require such Noteholder to pay any taxes required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

DEFEASANCE

    The Company at any time may terminate all its respective obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "-- Certain Covenants" above, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under "-- Defaults" below and the limitations contained in clause (iii) under "-- Merger and Consolidation" below ("covenant defeasance"). If the Company exercises its legal defeasance option or its covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee.

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi),
(vii) (with respect only to Subsidiaries), (viii) or (ix) under "-- Defaults" below or because of the failure of the Company to comply with clause (iii) under "-- Merger and Consolidation" below.

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
    Defeasance options with respect to the Notes may be exercised to any redemption date or the maturity date. In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

MERGER AND CONSOLIDATION

    The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:
(i) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation, limited liability company, limited partnership or business trust organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by indenture supplemental to the Indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;
(ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness"; and (iv) the Company will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

    The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if the Successor Company had been named as the Company therein, and thereafter the predecessor Person shall be relieved of all obligations and covenants under the Indenture and the Securities, except that the predecessor Company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

    Notwithstanding the foregoing clauses (ii) and (iii), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company.

DEFAULTS

    An Event of Default is defined in the Indenture as:

         (i) a default in any payment of interest on any Note when due, continued for 30 days,

        (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise,

        (iii) the failure by the Company to comply with its obligations under the covenant described under " -- Merger and Consolidation" above,

        (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under " -- Change of Control" or " -- Certain Covenants" above (in each case, other than a failure to purchase Notes),

        (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture,

        (vi) the failure by the Company or any Restricted Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $20 million or its foreign currency equivalent (the "cross acceleration provision"),

       (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Restricted Subsidiary (the "bankruptcy provisions"),

       (viii) the rendering of any judgment or decree for the payment of money in excess of $15.0 million or its foreign currency equivalent (net of amounts paid within 30 days of any such judgment or decree under any insurance, indemnity, bond, surety or similar instrument) against the Company or a Restricted Subsidiary by a court or other adjudicatory authority of competent jurisdiction for which the Company or the Restricted Subsidiary, as applicable, is not insured by a third Person and (A) an enforcement proceeding thereon is commenced or (B) such judgment or decree remains outstanding at the later of (I) the day which is the sixtieth day after the judgment is rendered and (II) the day on which any right to appeal expires (the "judgment default provision") or

        (ix) any Note Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof or of the Indenture) or any Note Guarantor denies or disaffirms its obligations under the Indenture or any Note Guarantee and such Default continues for 10 days.

    The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

    However, a default under clauses (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default, and the Company does not cure such default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

    If an Event of Default with respect to the Notes occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company may declare the principal of and accrued and unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default with respect to the Notes relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

    The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute one of certain Defaults, its status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default and its consequences or compliance with any provisions or covenants may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under " -- Optional Redemption" above, (v) make any Note payable in money other than that stated in such Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes, (vii) make any change in the amendment or waiver provisions that require each Noteholder's consent, or (viii) modify the Note Guarantees (except as contemplated by the terms thereof or of the Indenture) in any manner adverse to the Noteholders.

    Without the consent of any Noteholder, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the
Code), to add Guarantees with respect to the Notes, to secure the Notes, to confirm and evidence the release and discharge of any Lien created for the benefit of the Holders of the Notes pursuant to the covenant described under "-- Certain Covenants -- Limitation on Liens," to add to the covenants of the Company for the benefit of the Noteholders, to surrender any right or power conferred upon the Company or any Note Guarantor, to make any change that does not adversely affect the rights of any Noteholder, or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA or otherwise.

    The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all such Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

CONCERNING THE TRUSTEE

    State Street Bank and Trust Company is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes. State Street Bank and Trust Company, as successor to Fleet National Bank, is also the Trustee for the Existing Senior Notes.

GOVERNING LAW

    The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Acquisition Date" means March 27, 1996.

    "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iii) Capital Stock of any Person that at such time is a Restricted Subsidiary acquired from a third party; PROVIDED, HOWEVER, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

    "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "-- Certain Covenants -- Limitation on Transactions with Affiliates" only, "Affiliate" shall also mean any Beneficial Owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company, or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) to the extent conferring Beneficial Ownership of such Voting Stock, and any Person who would be an Affiliate of any such Beneficial Owner pursuant to the first sentence hereof.

    "Annual Carryover Amount" means, for any fiscal year, the amount (if any) by which (x) $5.0 million plus the portion of the Management Contribution Amount (if any) attributable to the immediately preceding fiscal year, exceeds (y) the amount of loans, advances, dividends or distributions pursuant to paragraph (b)
(vii) of the covenant described under "-- Limitation on Restricted Payments and Investments" (net of repayments of any such loans or advances), which loans, advances, dividends, distributions or repayments were made in the immediately preceding fiscal year.

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    "Applicable Premium" means, with respect to a Note, the greater of (i) 1.0%
of the then outstanding principal amount of such Note and (ii) the excess of (A) the present value of all remaining required interest and principal payments due on such Note, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (B) the then outstanding principal amount of such Note.

    "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction), other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary, (ii) a disposition in the ordinary course of business, (iii) dispositions with a fair market value of less than $10.0 million in the aggregate in any fiscal year, (iv) a disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), entered into in connection with such acquisition, (v) a disposition of properties and assets that is governed by the provisions under the first paragraph of "-- Merger and Consolidation" above, (vi) a disposition of not more than 5% of the outstanding Capital Stock of a non-U.S. Restricted Subsidiary that has been approved by the Board of Directors and (vii) for purposes of the provisions described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to the covenant described under
"-- Certain Covenants -- Limitation on Restricted Payments and Investments".

    "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate assumed in making calculations in accordance with FAS 13) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

    "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of (a) the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled mandatory redemption or similar payment with respect to such Preferred Stock multiplied by (b) the amount of such payment by (ii) the sum of all such payments.

    "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable under or in respect of any of the Credit Agreements and any related notes, collateral documents, letters of credit and guarantees, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

    "Beneficial Owner" means a "beneficial owner" as defined in Rules 13d-3 and 13d-5 under the Exchange Act.

    "Beneficially Own" means "beneficially own" as defined in Rules 13d-3 and 13d-5 under the Exchange Act, and "Beneficial Ownership" has a meaning correlative thereto.

    "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

    "Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

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    "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

    "Capital Stock" of any Person means any and all shares of, rights to purchase, warrants or options for, or participations or other interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Cash Equivalents" means (A) any security, maturing not more than six months after the date of acquisition, issued by the United States of America, or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the United States of America, (B) any certificate of deposit, time deposit or bankers' acceptance, maturing not more than six months after the day of acquisition, issued by any commercial banking institution that is a member of the Federal Reserve System or a commercial banking institution organized and located in a country recognized by the United States of America, in each case having combined capital and surplus and undivided profits of not less than $500.0 million (or the equivalent thereof), whose short-term debt (other than short-term debt of a lender under the Credit Agreement) has a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's Investors Service, Inc. or any successor rating agency ("Moody's"), or "A-1" (or higher) according to Standard and Poor's Ratings Group (a division of McGraw Hill Inc.) or any successor rating agency ("S&P"), (C) commercial paper maturing not more than three months after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P,
(D) any money market deposit accounts issued or offered by a domestic commercial bank having capital and surplus in excess of $500.0 million (or the equivalent thereof), (E) investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any successor rule) of the Commission under the Investment Company Act of 1940, as amended, and (F) investments similar to any of the foregoing denominated in foreign currencies approved by the Board of Directors.

    "CD&R" means Clayton, Dubilier & Rice, Inc., a Delaware corporation.

    "CD&R Fund V" means Clayton, Dubilier & Rice Fund V Limited Partnership.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Commodities Agreements" means one or more of the following agreements entered into by a Person and one or more financial institutions: commodity future contracts, forward contracts, options or other similar agreements or arrangements designed to protect against fluctuations in the price of, or the shortage of supply of, commodities from time to time.

    "Consolidated Cost of Timber Harvested" means, for any period, the cost of timber harvested of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

    "Company" means Riverwood International Corporation, a Delaware corporation, and any successor thereto.

    "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; PROVIDED, HOWEVER, that:

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        (1) if the Company or any Restricted Subsidiary (x) has Incurred any
    Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness and the application of the proceeds thereof as if such Indebtedness had been Incurred on the first day of such period or (y) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination, or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such four-quarter period),

        (2) if since the beginning of such period the Company or any Restricted Subsidiary shall have disposed of any company or any business or any group of assets constituting an operating unit (a "Disposal"), the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Disposal for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Disposal for such period (and, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale),

        (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have acquired any company or any business or any group of assets constituting an operating unit (an "Acquisition"), EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Acquisition occurred on the first day of such period, and

        (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Disposal or Acquisition that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Disposal or Acquisition occurred on the first day of such period.

    If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness to the extent of the remaining term of such Interest Rate Agreement). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a fixed or floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be computed by applying, at the option of the Company or such Restricted Subsidiary, either a fixed or floating rate. If any Indebtedness which is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

    "Consolidated Income Tax Expense" means for any period, as applied to any Person, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated Subsidiaries for such period as determined in accordance with GAAP.

    "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, net of any interest income of the Company and its consolidated Restricted Subsidiaries, as determined in accordance with GAAP, MINUS, to the extent included in such interest expense, amortization of financing costs associated with the Riverwood Acquisition and the financing thereof, PLUS, to the extent Incurred by the Company and its Restricted Subsidiaries in such period but not included in such interest expense, (i) interest expense attributable to capital leases, (ii) amortization of debt discount, (iii) the interest portion of any deferred payment obligation, (iv) net costs associated with Interest Rate Agreements, (v) interest actually paid by the Company or any Restricted Subsidiary on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary, (vi) the earned discount or yield with respect to the sale of receivables (without duplication of amounts included in Consolidated Net Income) and (vii) for the purposes of determining whether a Sale/Leaseback Transaction is permitted under the covenant described under "-- Certain Covenants -- Limitation on Sale/Leaseback Transactions" only, obligations for the interest component of rental payments in respect of any lease in a Sale/Leaseback Transaction (other than a capital lease) determined as if such lease were a capital lease, all as determined in accordance with GAAP.

    "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries, as determined in accordance with GAAP; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person if such Person is not a Restricted Subsidiary, except that the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution, (ii) any net income (loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition, (iii) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company (other than restrictions in effect on the Issue Date with respect to a Restricted Subsidiary and other than restrictions that are, with respect to such Restricted Subsidiary, taken as a whole, no less favorable to the holders of the Notes than the restrictions in effect with respect to such Restricted Subsidiary on the Issue Date), except that subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to an amount equal to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution that could have been made to another Restricted Subsidiary, to the limitation contained in this clause); (iv) any gain or loss realized upon the sale or other disposition of any asset of the Company or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business, (v) any extraordinary gain or loss, and (vi) the cumulative effect of a change in accounting principles. Notwithstanding the foregoing, for the purpose of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments and Investments" only, there shall be excluded from Consolidated Net Income (x) any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof and (y) any noncash compensation charge or expense relating to the deferred compensation referred to in clause
(iv) of the definition of "Consolidated Net Worth" and (z)(A) any non-cash charges resulting from any write-up of assets of the Company or any of its Subsidiaries in connection

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
with the Riverwood Acquisition, less (B) any tax benefit received from any such non-cash charge being deducted from the taxable income of the Company or any of its Subsidiaries.

    "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and the Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock, plus (iv) the aggregate amount of deferred compensation owed by RIC Holding or any Subsidiary thereof to any Management Investor that shall have been cancelled, waived or exchanged in connection with the grant to such Management Investor of the right to receive or acquire shares of Holding Common Stock or stock units in respect thereof; without giving effect to (x) any noncash compensation charge or expense relating to the deferred compensation referred to in the preceding clause (iv) or (y) charges resulting from the write-up of inventory, the depreciation and amortization of fixed assets and intangible assets and the cost of timber harvested pertaining to, adjustments required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 in connection with the Riverwood Acquisition.

    "Consolidated Non-Cash Charges" of any Person means, for any period, the aggregate depreciation, amortization, Consolidated Cost of Timber Harvested and other non-cash charges of such Person and its Consolidated Subsidiaries for such period, on a Consolidated basis, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period, other than accruals for future retiree medical and other obligations made pursuant to SFAS No. 87, No. 106 and No. 112, as amended or modified), including any non-cash charges resulting from any write-up of assets of such Person or any of its Consolidated Subsidiaries in connection with the Riverwood Acquisition.

    "Consolidation" means the consolidation of the amounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP consistently applied; PROVIDED, HOWEVER, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in a Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

    "Consulting Agreement" means the Consulting Agreement, dated as of March 27, 1996, among Holding, RIC Holding, the Company and CD&R, as in effect on the Issue Date.

    "Credit Agreements" means the Senior Secured Credit Agreement and the Machinery Credit Agreement.

    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement (including derivative agreements) as to which such Person is a party or a beneficiary.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Disqualified Stock" means, with respect to any Person, any Capital Stock (other than Management Stock) which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to ninety-one days after the Stated Maturity of the Notes.

    "EBITDA" for any period means the sum of Consolidated Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-Cash Charges deducted in computing Consolidated Net Income (Loss), without duplication, in each case for such period, of such Person and its Consolidated Subsidiaries on a Consolidated basis, all determined in accordance with GAAP.

    "Equipment Subsidiary" means Riverwood International Machinery, Inc., a Delaware corporation, or any other Subsidiary of the Company engaged solely in the business of manufacturing, acquiring, owning, leasing and financing and refinancing packaging machinery in connection with any Related Business, and any business or activities incidental or related to such business.

    "Equity Investors" means CD&R Fund V, FIMA Finance Management Inc. The 1818 Fund II, L.P., HWH Investment Pte Ltd, Chase Equity Associates, L.P., First Plaza Group Trust, Madison Dearborn Capital Partners, L.P. and Wolfensohn-River LLC.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Existing Notes" means any outstanding (i) 10 3/4% Senior Notes Due 2000 of RIC Holding, (ii) 11 1/4% Senior Subordinated Notes Due 2002 of RIC Holding,
(iii) 10 3/8% Senior Subordinated Notes Due 2004 of RIC Holding, (iv) 6 3/4% Convertible Subordinated Notes Due 2003 of RIC Holding, (v) Existing Senior Notes, and (vi) Existing Senior Subordinated Notes.

    "Existing Senior Notes" means the Company's 10 1/4% Senior Notes Due 2006.

    "Existing Senior Subordinated Notes" means the Company's 10 7/8% Senior Subordinated Notes Due 2008.

    "Financing Disposition" means any sale, transfer, conveyance or other disposition of property or assets by the Company or any Subsidiary to any Receivables Subsidiary, or by any Receivables Subsidiary, in each case in connection with the Incurrence by a Receivables Subsidiary of Indebtedness, or obligations to make payments to the obligor on Indebtedness, secured by any Lien in respect of such property or assets.

    "Fiskeby Transaction" means any sale, lease, transfer, conveyance or other disposition of Capital Stock, property or assets of Fiskeby Board AB or any of its Swedish subsidiaries or affiliates (including any disposition by means of a merger, consolidation or similar transaction or pursuant to a joint venture arrangement).

    "GAAP" means generally accepted accounting principles in the United States of America as in effect on the Acquisition Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by agreement to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or
(ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED, HOWEVER, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

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
    "Guarantor Secured Indebtedness" means, as to any Note Guarantor, any Indebtedness of such Note Guarantor secured by a Lien.

    "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodities Agreement.

    "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

    "Holding" means Riverwood Holding, Inc., a Delaware corporation, any corporation succeeding to its ownership of RIC Holding, and any successor thereto.

    "Holding Common Stock" means the common stock, par value $0.01 per share, of Holding.

    "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; PROVIDED, HOWEVER, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

    "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of indebtedness of such Person for borrowed money; (ii) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto); (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than one year after the date of placing such property in service or taking delivery and title thereto or the completion of such services; (v) all Capitalized Lease Obligations of such Person; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of the Company, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED, HOWEVER, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person; and (ix) to the extent not otherwise included in this definition, Hedging Obligations of such Person. With respect to any Indebtedness denominated in a foreign currency, for purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of such Indebtedness under the covenant described under "-- Certain Covenants -- Limitation on Indebtedness," the amount of such Indebtedness shall be calculated based on the currency exchange rate in effect on the date that such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving debt, PROVIDED that any such Indebtedness outstanding on the Acquisition Date shall be calculated based on the currency exchange rate in effect on the Acquisition Date.

    "Indemnification Agreement" means the Indemnification Agreement, dated as of the Acquisition Date, among Holding, RIC Holding, the Company, CD&R, CD&R Fund V, CD&R Associates V Limited Partnership, a Connecticut limited partnership, and CD&R Investment Associates, Inc., a Delaware corporation, as in effect on the Issue Date.

    "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement (including derivative agreements) or arrangement as to which such Person is party or a beneficiary.

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    "Inventory" means goods held for sale or lease by a Person in the ordinary course of business (and shall in no event include goods, the title to which is held by a lessee); in calculating the amount of Inventory for all purposes hereunder, there shall be deducted a reserve for goods which have been segregated by such Person to be returned to the applicable vendor for credit, as determined in accordance with U.S. generally accepted accounting principles.

    "Investment" in any Person means any direct or indirect advance, loan or other extensions of credit (other than advances and other extensions of credit to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person, in each case calculated net of any return on such Investment, whether by dividend, interest, distribution, return of capital, repayment or otherwise. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments and Investments" only, (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have an "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors. For the purposes of clause (a)(3)(F) of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments and Investments" only, "Investments" shall not be calculated net of any return as described above.

    "Issue Date" means the date on which the Notes are originally issued.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

    "Machinery Credit Agreement" means the Credit Agreement, dated as of March 20, 1996, among Riverwood International Machinery, Inc., a Delaware corporation, the other borrowers party thereto from time to time, The Chase Manhattan Bank, as successor to Chemical Bank, as administrative agent, and the other lenders party thereto from time to time, as amended through the Issue Date, and as such agreement may be amended, supplemented or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid or extended from time to time (whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original Machinery Credit Agreement or other credit agreements or otherwise).

    "Management Contribution Amount" means an amount equal to (x) the Net Cash Proceeds received by the Company as a capital contribution out of the proceeds of the sale to Management Investors of Holding Common Stock or options, warrants or rights to purchase in respect thereof, plus (y) the aggregate amount of deferred compensation owed by RIC Holding or any Subsidiary thereof to any Management Investor that is or has been cancelled, waived or exchanged in connection with the grant to such Management Investor of the right to receive or acquire shares of Holding Common Stock or stock units in respect thereof.

    "Management Investors" means the officers, directors, employees and other members of the management of Holding, RIC Holding, the Company or a Subsidiary of any thereof, or family members or relatives thereof or trusts for the benefit of any of the foregoing, who at any particular date shall Beneficially Own or have the right to acquire, directly or indirectly, Holding Common Stock.

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    "Management Stock" means Holding Common Stock, or options, warrants or rights to purchase or acquire Holding Common Stock, held by any of the Management Investors.

    "Net Available Cash" from an Asset Disposition means cash or Cash Equivalents received (including any cash payments received by way of deferred payment of principal pursuant to a note or receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under generally accepted accounting principles, as a consequence of such Asset Disposition, (ii) all payments made on, and all installment payments required to be made to retire, any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, or to any other Person (other than the Company or any Restricted Subsidiary thereof) owning a beneficial interest in the assets disposed of in such Asset Disposition, and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve, in accordance with generally accepted accounting principles, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition.

    "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the proceeds of such issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or Cash Equivalents, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Note Guarantee" means the Guarantee of the Notes by RIC Holding and Holding, and Guarantees which may from time to time be executed and delivered pursuant to the terms of the Indenture. Each Note Guarantee shall be in the form prescribed in the Indenture.

    "Note Guarantor" means any Person that has issued a Note Guarantee.

    "Officer" means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of the Company.

    "Officers' Certificate" means a certificate signed by two Officers.

    "Opinion of Counsel" means a written opinion in form and substance reasonably satisfactory to the Trustee from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

    "Parent" means Holding and/or RIC Holding, as applicable, and any successor corporations and any corporation succeeding to the direct or indirect ownership of the Company.

    "Permitted Holder" means any of (i) CD&R, CD&R Fund V or any other investment fund or vehicle managed, sponsored or advised by CD&R, or any Affiliate of or successor to CD&R, CD&R Fund V or any such other investment fund or vehicle, (ii) any other Equity Investor (other than Wolfensohn-River LLC) or any Affiliate thereof or successor thereto, or (iii) any Management Investor.

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    "Permitted Investment" means an Investment by the Company or any Restricted
Subsidiary in

         (i) a Restricted Subsidiary or Receivables Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or Receivables Subsidiary;

        (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

        (iii) Temporary Cash Investments;

        (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

        (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

        (vi) loans or advances to officers or employees of Holding, RIC Holding, the Company or any Restricted Subsidiary referred to in clause (x) of paragraph (b) of the covenant described in "-- Certain Covenants -- Limitations on Transactions with Affiliates";

       (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

       (viii) non cash consideration acquired by the Company or any Restricted Subsidiary in connection with an Asset Disposition permitted under "-- Limitation on Sales of Assets and Subsidiary Stock," or any disposition of property or other assets not constituting an Asset Disposition;

        (ix) Investments in existence or made pursuant to legally binding written commitments as in existence on the Issue Date;

        (x) evidences of Indebtedness, securities or other property received from another Person by the Company or any Restricted Subsidiary in connection with any bankruptcy proceeding or other reorganization of such other Person, or as a result of foreclosure, perfection or enforcement of any Lien in exchange for evidences of Indebtedness, securities or other property of such other Person held by the Company or any Restricted Subsidiary in accordance with the terms of the Indenture;

        (xi) (A) Currency Agreements designed to protect the Company or any Restricted Subsidiary against fluctuations in foreign currency rates in respect of foreign exchange exposures incurred by the Company or any Restricted Subsidiary in the ordinary course of its business, (B) Commodities Agreements designed to protect the Company or any Restricted Subsidiary against fluctuations in the price of, or the shortage or supply of, commodities entered into in the ordinary course of business and (C) Interest Rate Agreements designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Company or any Restricted Subsidiary;

       (xii) deposits with respect to leases or utilities provided to third parties in the ordinary course of business, or deposits otherwise described in clause (a) of the definition of "Permitted Liens";

       (xiii) any joint venture or similar arrangement established in connection with any Fiskeby Transaction;

       (xiv) Indebtedness of the Company to any Restricted Subsidiary;

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       (xv) the Notes or the Existing Notes;

       (xvi) bonds secured by assets leased to and operated by the Company or any Restricted Subsidiary that were issued in connection with the financing of such assets so long as the Company or any Restricted Subsidiary may obtain title to such assets at any time by paying a nominal fee, cancelling such bonds and terminating the transaction;

      (xvii) promissory notes of any Management Investor acquired in connection with the issuance of Holding Common Stock to such Management Investor;

      (xviii) in the case of a Receivables Subsidiary, (x) Investments in connection with a Financing Disposition by or to such Receivables Subsidiary, including Investments of funds held in accounts permitted or required by the arrangements governing such Financing Disposition or any related Indebtedness, or (y) any promissory note issued by RIC Holding or Holding, provided that if RIC Holding or Holding, as applicable, receives cash from such Receivables Subsidiary in exchange for such note, an equal cash amount is contributed by RIC Holding to the Company; and

       (xix) other Investments in an amount not to exceed $50.0 million in the aggregate outstanding at any one time.

    "Permitted Liens" means, with respect to any Person,

           (a) pledges or deposits made or other Liens granted (1) under worker's compensation laws, unemployment insurance laws, social security laws or similar legislation, (2) in connection with bids, tenders, contracts (other than for the payment of borrowed money) or leases to which such Person is a party, (3) to secure public or statutory obligations, including but not limited to as security for contested taxes, assessments or import duties, (4) as security for the payment of insurance-related or worker's compensation-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) or (5) for the payment of rent or utilities, in each case Incurred in the ordinary course of business;

           (b) Liens imposed by law, such as carriers', warehousemen's, landlords', materialmens', employees', laborers', employers', suppliers', banks', mechanics', repairmens' and other like Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising by reason of any judgment, award, decree, order of any court or other governmental authority against such Person with respect to which such Person shall then be taking appropriate legal proceedings or other proceedings for review or the period within which such proceedings may be instituted shall not have expired;

           (c) Liens for taxes, assessments and similar charges not yet due or payable or not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

           (d) Liens in favor of issuers of surety, performance, judgment, appeal and other like bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

           (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning provisions, covenants, conditions, waivers or other restrictions as to the use of real properties or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred by such

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       Person in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

           (f) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property or assets, and obligations relating to such Indebtedness; PROVIDED, HOWEVER, that the Lien may not extend to any other property or assets owned by the Company or any Restricted Subsidiary at the time the Lien is Incurred, and the Indebtedness secured by the Lien may not be Incurred more than 365 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property or assets subject to the Lien;

           (g) Liens existing, or provided for under written arrangements existing, as of the Issue Date;

           (h) Liens on property, assets or shares of stock of a Person at the time such Person becomes a Subsidiary; PROVIDED, HOWEVER, such Liens are not created, Incurred or assumed by such Person in connection with, or in contemplation of, such other Person becoming such a Subsidiary; PROVIDED FURTHER, HOWEVER, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary (other than improvements, accessions, proceeds or dividends or distributions in respect thereof);

             (i) Liens on property or assets at the time the Company or a Restricted Subsidiary acquired the property or assets, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; PROVIDED, HOWEVER, that such Liens are not created in connection with, or in contemplation of, such acquisition; PROVIDED FURTHER, HOWEVER, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary (other than improvements, accessions, proceeds or dividends or distributions in respect thereof);

           (j) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Restricted Subsidiary;

           (k) Liens securing Hedging Obligations; provided, however, that if such Hedging Obligations are obligations relating to an Interest Rate Agreement the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

           (l)  Liens in respect of Indebtedness permitted by clause (ii),
       (ix)(1) or (x) of paragraph (b) of the covenants described in "-- Certain Covenants -- Limitation on Indebtedness" above;

           (m) Liens to secure Indebtedness or other obligations of any Receivables Subsidiary or Equipment Subsidiary;

           (n) Liens securing Bank Indebtedness;

           (o) Liens granted to secure the Notes pursuant to the covenants described under
       "-- Certain Covenants -- Limitation on Liens";

           (p) Liens granted to secure up to $15.0 million of Indebtedness or other obligations;

           (q) any Lien on stock or other securities of an Unrestricted Subsidiary that secures Indebtedness or other obligations of such Subsidiary;

           (r) any encumbrance or restriction (including, but not limited to, put and call agreements) with respect to the Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement; and

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           (s) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness or other obligation secured by any Lien referred to in clauses (f), (g), (h), (i),
       (k), (l), (m), (n), (o), (p) and (s); PROVIDED, HOWEVER, that (x) such new Lien shall be limited to all or part of the same property or assets that secured the original Lien (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) and (y) if such Lien secures Indebtedness, the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (f), (g), (h), (i), (k), (l), (m),
       (n), (o), (p) and (s) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

    "Permitted Sale/Leaseback Transaction" means any Sale/Leaseback Transaction relating to the financing of packaging machinery.

    "Permitted Subsidiary Indebtedness" means Indebtedness of any Restricted Subsidiary that is (a) Incurred as permitted under paragraph (b) of "-- Certain Covenants -- Limitations on Indebtedness" or (b) Incurred as permitted under paragraph (a) of "-- Certain Covenants -- Limitation on Indebtedness" and not exceeding $200.0 million plus (if positive) 5% of the Company's Consolidated Net Worth in an aggregate principal amount outstanding at any given time.

    "Permitted Subsidiary Preferred Stock" means, with respect to any Subsidiary, any Preferred Stock of such Subsidiary that (a) is Disqualified Stock and such Subsidiary would be entitled to Incur Indebtedness permitted by the Indenture in an aggregate principal amount equal to the aggregate involuntary maximum fixed repurchase price of such Preferred Stock or (b) is not Disqualified Stock and no dividends or distributions thereon are paid (to any Person other than the Company or any Wholly Owned Subsidiary) other than in accordance with the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments and Investments."

    "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

    "Public Equity Offering" means an underwritten primary public offering of common stock of the Company, RIC Holding or Holding pursuant to an effective registration statement under the Securities Act (whether alone or in conjunction with any secondary public offering).

    "Public Market" means any time after (x) a Public Equity Offering has been consummated and (y) at least 15% of the total issued and outstanding common stock of the Company, RIC Holding or Holding, as applicable, has been distributed by means of an effective registration statement under the Securities Act.

    "Receivable" means a right to receive payment arising from a sale or lease of goods or services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit, as determined in accordance with U.S. generally accepted accounting principles.

    "Receivables Financing" means any financing by any Receivables Subsidiary of Receivables of the Company that have been transferred to such Receivables Subsidiary in a Financing Disposition.

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
    "Receivables Subsidiary" means a Subsidiary of the Company that (a) is engaged solely in the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code) and other accounts and receivables (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and (b) is designated as a "Receivables Subsidiary" by the Board of Directors.

    "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, restructure, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in the Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; PROVIDED, HOWEVER, that
(i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus (y) the amount of premium or other amounts paid and fees and expenses incurred in connection with such refinancing; PROVIDED FURTHER, HOWEVER, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

    "Registration and Participation Agreement" means the agreement, dated the Acquisition Date, among Holding and the purchasers of Holding Common Stock providing among other things for certain registration rights in respect of Holding Common Stock, as in effect on the Issue Date.

    "Related Business" means the businesses of the Company and the Restricted Subsidiaries as conducted on the Issue Date, and any business related, ancillary or complementary to such businesses.

    "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

    "Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

    "RIC Holding" means RIC Holding, Inc., a Delaware corporation, any corporation succeeding to its ownership of the Company, and any successor thereto.

    "Riverwood Acquisition" means the acquisition on March 27, 1996 of the Company by RIC Holding, and the mergers related thereto.

    "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary, whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

    "SEC" means the Securities and Exchange Commission.

    "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

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    "Senior Indebtedness" means (i) the Bank Indebtedness and the Notes and (ii)
all Indebtedness of the Company, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), whether outstanding on the Issue Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is expressly provided that such obligations are not superior in right of payment to the Senior Subordinated Notes; PROVIDED, HOWEVER, that Senior Indebtedness shall not include (1) any obligation of the Company to any Subsidiary, (2) any liability for Federal, state, local or other taxes owed or owing by the Company,
(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of the Company which is expressly subordinate in right of payment to any other Indebtedness of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations, (5) any obligations with respect to any Capital Stock, or (6) any Indebtedness Incurred in violation of the Indenture.

    "Senior Secured Credit Agreement" means the Credit Agreement, dated as of March 20, 1996, among the Company, the other borrowers party thereto from time to time, The Chase Manhattan Bank, as administrative agent, and the lenders party thereto from time to time, as amended through the Issue Date, and as such agreement may be amended, supplemented or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid or extended from time to time (whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original Senior Secured Credit Agreement or other credit agreements or otherwise).

    "Senior Subordinated Indebtedness" means the Existing Senior Subordinated Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank PARI PASSU with such notes and is not by its express terms subordinate in right of payment to any Indebtedness of the Company which is not Senior Indebtedness.

    "Significant Subsidiary" means any Restricted Subsidiary of the Company that would be a "significant subsidiary" of the Company as defined in Rule 1-02 of Regulation S-X under the Securities Act of 1993, as amended, and the Exchange Act.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the purchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

    "Stockholders Agreement" means the Stockholders Agreement, dated as of March 27, 1996, among Holding and the Equity Investors, as in effect on the Issue Date.

    "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the Notes pursuant to a written agreement.

    "Subsidiary" of any Person means any corporation, association, partnership, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other equity interests (including partnership interests) generally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by
(i) such Person or (ii) one or more Subsidiaries of such Person.

    "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations (x) of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof, or (y) of any foreign country recognized by the United States of

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America rated at least "A" by S&P or "A-1" by Moody's, (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act), (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause
(ii) above, (iv) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to S&P, (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A-1" by Moody's, (vi) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States, in each case, having capital and surplus in excess of $500.0 million or investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any successor rule) of the Commission under the Investment Company Act of 1940, as amended, and
(vii) similar investments approved by the Board of Directors in the ordinary course of business.

    "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. SectionSection 77aaa-77bbbb) as in effect on the date of the Indenture.

    "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by, and published in, the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption of the Notes following a Change of Control (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Average Life to Stated Maturity of the Notes; PROVIDED, HOWEVER, that if the Average Life to Stated Maturity of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life to Stated Maturity of the Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

    "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

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    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; PROVIDED, HOWEVER, that either (A) such designation was made at or prior to the Issue Date, (B) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (C) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled
"-- Certain Covenants -- Limitation on Restricted Payments and Investments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

    "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

    "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

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                       CERTAIN FEDERAL TAX CONSIDERATIONS

    The principal United States federal income tax consequences of the acquisition, ownership and disposition of the Notes to the initial acquirors thereof and the principal United States federal estate tax consequences of the ownership of the Notes to acquirors who are Foreign Holders (as defined below) are set forth in the following discussion. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or as proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address the tax consequences to subsequent purchasers of the Notes, and is limited to acquirors who hold the Notes as capital assets. Moreover, the discussion is for general information only, and does not address all of the tax consequences that may be relevant to particular acquirors in light of their personal circumstances, or to certain types of acquirors (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who have hedged the interest rate on the Notes).

    PROSPECTIVE ACQUIRORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL ESTATE OR GIFT TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

EXCHANGE OFFER

    The exchange of an Existing Note for a New Note pursuant to the Exchange Offer should not constitute a taxable exchange of the Existing Notes. As a result, the New Notes should have the same issue price (and adjusted issue price immediately after the exchange) and the same amount of original issue discount, if any, as the Existing Notes, and each holder should have the same adjusted basis and holding period in the New Notes as it had in the Existing Notes immediately before the exchange. The following discussion assumes that the exchange of Existing Notes for New Notes pursuant to the Exchange Offer will not be treated as a taxable exchange and that the Existing Notes and the New Notes will be treated as the same security for federal income tax purposes.

UNITED STATES TAXATION OF UNITED STATES HOLDERS

    As used herein, the term "United States Holder" means a holder of a Note that is for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of source or (d) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) at least one United States fiduciary has the authority to control all substantial decisions of the trust.

    PAYMENT OF INTEREST ON THE NOTES OTHER THAN PAYMENTS UPON REGISTRATION DEFAULT. In general, interest paid on a Note (other than payments upon a Registration Default discussed below) will be taxable to a United States Holder as ordinary interest income, as received or accrued, in accordance with such holder's method of accounting for federal income tax purposes. Assuming that original issue discount on a Note is not greater than a DE MINIMIS amount equal to 0.25% of its stated principal amount multiplied by the number of complete years to its maturity, any such discount will be deemed to be equal to zero, and a holder will not be required to accrue a portion of such discount as income in each taxable year. See, however, the discussion below under "Payments upon Registration Default." Holders should consult their tax advisors as to the possible effect of payments upon a Registration Default on the treatment of original issue discount on the Notes, if any.

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
    PAYMENTS UPON REGISTRATION DEFAULT. Because the Notes provide for the payment of liquidated damages under the circumstances described above under "Exchange Offer; Registration Rights," the Notes could be subject to certain Treasury Regulations relating to debt instruments that provide for one or more contingent payments (the "Contingent Payment Regulations"). Under the Contingent Payment Regulations, however, a payment is not a contingent payment merely because of a contingency that, as of the issue date, is "remote." The Company intends to take the position that, for purposes of the Contingent Payment Regulations, the payment of such liquidated damages was a remote contingency as of the issue date. Accordingly, the Contingent Payment Regulations should not apply to the Notes unless payments are actually made upon a Registration Default, in which case, the rules described below would apply to such payments.

    If (i) the payment of such liquidated damages were not a remote contingency for purposes of the Contingent Payment Regulations or (ii) payments are actually made upon a Registration Default, and if such payments were to be treated as contingent payments payable on the occurrence of an "incidental contingency" under the such regulations, then such payments would be includible in a holder's gross income in the taxable year in which such payments were actually made, regardless of the tax accounting method used by such holder. If (i) the payment of such liquidated damages were not a remote contingency for purposes of the Contingent Payment Regulations or (ii) payments are actually made upon a Registration Default, and if such payments were NOT to be treated as contingent payments payable on the occurrence of an "incidental contingency" under the such regulations, then (a) all payments (including any PROJECTED payments of such liquidated damages) on a Note in excess of its issue price would effectively be treated as original issue discount, and (b) a holder would be required to include an allocable portion of such amounts in gross income on a constant yield basis whether or not the payment of such liquidated damages were fixed or determinable in the taxable year.

    The Company's position for purposes of the Contingent Payment Regulations that the payment of such liquidated damages was a remote contingency as of the Issue Date is binding on a holder for federal income tax purposes, unless such holder discloses in the proper manner to the Internal Revenue Service (the "IRS") that it is taking a different position.

    Prospective investors should consult their tax advisors as to the tax considerations relating to debt instruments providing for payments such as the liquidated damages payable upon a Registration Default, in particular in connection with the possible application of the Contingent Payment Regulations.

    SALE, EXCHANGE OR RETIREMENT OF THE NOTES. Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note, a United States Holder will generally recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued interest, which will be taxable as ordinary income) and such holder's adjusted tax basis in the Note.

    Gain or loss recognized on the disposition of a Note generally will be capital gain or loss (except to the extent the gain is attributable to accrued market discount, as described below) and will be long-term capital gain or loss if, at the time of such disposition, the United States Holder's holding period for the Note is more than one year. Under recently enacted legislation, a reduced tax rate on capital gain will apply to an individual United States Holder if such holder's holding period for the Note is more than eighteen months at the time of disposition.

    MARKET DISCOUNT. A holder (other than a holder who makes the election described below) that acquires a Note with market discount that is not DE MINIMIS, except in certain non-recognition transactions, generally will be required to treat any gain realized upon the disposition of the Note as interest income to the extent of the market discount that accrued during the period such holder held such Note. (For this purpose a person disposing of a market discount
Note in a transaction other than a sale, exchange or involuntary conversion generally is treated as realizing an amount equal to the fair market value of the Note.) A holder may also be required to recognize as ordinary income any principal payments with respect to a Note to the extent such payments do not exceed the accrued market discount on the Note. For these purposes, market discount generally equals the excess of the stated redemption price of the Note over the basis of the Note in the hands of the holder immediately after its acquisition. However, market discount is deemed not to exist if the market discount is less than a statutorily defined DE MINIMIS amount equal to 1/4 of 1 percent of the Note's contract redemption price at maturity multiplied by the number of complete years to the Note's maturity after the holder acquired the Note (or, in the case of a holder that acquires a Note pursuant to the Exchange Offer, the Existing Note exchanged for such Note).

    The market discount rules also provide that any holder of Notes that were acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to acquire or carry the Notes, until the Notes are disposed of.

    A holder of a Note acquired at market discount may elect to include market discount in income as the discount accrues. In such a case, the foregoing rules with respect to the recognition of ordinary income on dispositions and with respect to the deferral of interest deductions on indebtedness related to such Note would not apply. The current inclusion election applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

    AMORTIZABLE BOND PREMIUM. Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation, such excess may constitute amortizable bond premium that the holder of such obligation may elect to amortize under the constant interest rate method and deduct over the period from the holder's acquisition date to the obligation's maturity date. A holder that elects to amortize bond premium must reduce its tax basis in the related obligation by the amount of the aggregate deductions allowable for the amortizable bond premium. Any election to amortize bond premium applies to all bonds (other than bonds the interest in which is excludible from gross income) held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and the election may not be invoked without the consent of the IRS.

    In the case of an obligation, such as a Note, that may be called at a premium prior to maturity, an earlier call date is treated as its maturity date, and the amount of bond premium is determined by treating the amount payable on such call date as the amount payable at maturity if such a calculation produces a smaller amortizable bond premium than any other call date or the method described in the preceding paragraph. If a holder of a Note is required to amortize and deduct bond premium by reference to a call date, the Note will be treated as maturing on such date for the amount payable, and, if not redeemed on such date, the Note will be treated as reissued on such date for the amount so payable. If a Note purchased at a premium is redeemed pursuant to a call prior to such early call date or its maturity, a purchaser who has elected to deduct bond premium may deduct the excess of its adjusted basis in the Note over the amount received on redemption (or, if greater, the amount payable on maturity) as an ordinary loss in the taxable year of redemption.

    The amortizable bond premium deduction is treated as a reduction of interest on the bond instead of as a deduction, except as Treasury regulations may otherwise provide. Proposed regulations relating to the amortization of bond premium were issued in June 1996. The proposed regulations, which apply by their terms to bonds acquired on or after the date 60 days after the date final regulations are published, provide that the offset of amortizable bond premium against interest income on the bond occurs when income is taxable to a holder as received or accrued, in accordance with such holder's method of accounting for such income.

    TRANSFER. The Notes have been issued in registered form and will be transferable only upon their surrender for registration of transfer. Under proposed Treasury regulations, a holder (other than an individual) who transfers a Note through another method may be subject to an excise tax equal to the

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
product of (i) 1% of the principal amount of the obligation transferred and (ii) the number of calendar years (or portions thereof) remaining until the maturity of such obligation.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. In general, a United States Holder of a Note will be subject to backup withholding at the rate of 31% with respect to interest, principal and premium, if any, paid on a Note, unless the holder (a) is an entity (including corporations, tax-exempt organizations and certain qualified nominees) that is exempt from withholding and, when required, demonstrates this fact, or (b) provides the Company with its Taxpayer Identification Number ("TIN") (which for an individual would be the holder's Social Security Number), certifies that the TIN provided to the Company is correct and that the holder has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments of principal, premium and interest to United States Holders that are not corporations, tax-exempt organizations or qualified nominees will generally be subject to information reporting requirements. A holder of Notes who does not provide the Company with his correct TIN may be subject to penalties imposed by the IRS.

    The Company will report to holders of the Notes and the IRS the amount of any "reportable payments" (including any interest paid) and any amount withheld with respect to the Notes during the calendar year.

    The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

UNITED STATES TAXATION OF FOREIGN HOLDERS

    PAYMENT OF INTEREST ON THE NOTES. In general, payments of interest received by any holder of a Note that is not a United States Holder (a "Foreign Holder") will not be subject to a United States federal withholding tax, provided that
(a)(i) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership and (iii) either
(x) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with the beneficial owner's name and address and certifies that it is not a United States Holder on IRS Form W-8 (or a suitable substitute form) or (y) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holds the Note and certifies to the Company or its agent under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received by it from the beneficial owner or qualifying intermediary and furnishes the payor a copy thereof, (b) the Foreign Holder is subject to United States federal income tax with respect to the Note on a net basis because payments received with respect to the Note are effectively connected with a U.S. trade or business of the Foreign Holder (in which case the Foreign Holder may also be subject to "branch profits tax" under section 884 of the Code) and provides the Company with a properly executed IRS Form 4224, or (c) the Foreign Holder is entitled to the benefits of an income tax treaty under which the interest is exempt from United States withholding tax and the Foreign Holder or such Holder's agent provides a properly executed IRS Form 1001 claiming the exemption. Payments of interest not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at the rate of 30% (subject to reduction under an applicable income tax treaty).

    In April 1996, the IRS issued proposed regulations that would change certain of the certification and other procedures described in the preceding paragraph (the "1996 Proposed Regulations"). The changes set forth in the 1996 Proposed Regulations would not materially affect a Foreign Holder's ability to qualify for an exemption from withholding tax with respect to payments of interest on the Note. Under the 1996 Proposed Regulations, a Foreign Holder claiming the benefit of an income tax treaty as

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
described in clause (c) of the preceding paragraph (but not a Foreign Holder claiming the portfolio interest exemption described in clause (a)) would be required to provide its TIN to the payor. The 1996 Proposed Regulations would apply to payments of interest made after December 31, 1997, which date could be postponed when final regulations are issued.

    SALE, EXCHANGE OR RETIREMENT OF THE NOTES. A Foreign Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain realized on the sale, exchange, redemption, retirement at maturity or other disposition of Notes, unless (i) the gain is effectively connected with a United States trade or business conducted by the Foreign Holder, or (ii) the Foreign Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met.

    With respect to a Foreign Holder subject to United States federal income tax as described in the preceding paragraph, an exchange of an Existing Note for a Note should not constitute a taxable exchange of the Existing Note (see "Exchange Offer" described above). As described under "-- United States Taxation of United States Holders -- Payment upon Registration Default," the Existing Notes provide for the payment of liquidated damages upon a Registration Default. Foreign Holders should consult their tax advisors as to the tax considerations relating to debt instruments providing for payments such as the liquidated damages.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. Under current Treasury regulations, backup withholding and information reporting do not apply to payments made by the Company or a paying agent to Foreign Holders if the certification described under "-- Payment of Interest on Notes" is received, provided that the payor does not have actual knowledge that the holder is a United States person. If any payments of principal and interest are made to the beneficial owner of a Note by or through the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or if the foreign office of a foreign "broker" (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note or a coupon to the seller thereof, backup withholding and information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to a payment by a foreign office of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States shareholders) with respect to the United States, unless the broker has documentary evidence in its records that the holder is a Foreign Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies under penalties of perjury that it is a Foreign Holder, or otherwise establishes an exemption. A Foreign Holder may obtain a refund or a credit against such Holder's U.S. federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is furnished to the IRS.

    In addition, in certain circumstances, interest on a Note owned by a Foreign Holder will be required to be reported annually on IRS Form 1042S, in which case such form will be filed with the IRS and furnished to the Foreign Holder.

    FEDERAL ESTATE TAXES. Subject to applicable estate tax treaty provisions, Notes held at the time of death (or theretofore transferred subject to certain retained rights or powers) by an individual who at the time of death is a Foreign Holder will not be included in such Holder's gross estate for United States federal estate tax purposes provided that (a) the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (b) the income on the Notes is not effectively connected with the conduct of a United States trade or business by the individual.

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                         BOOK-ENTRY; DELIVERY AND FORM

    The certificates representing the New Notes will be issued in fully registered form, without coupons. Except as described below, the New Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. ("Cede") as DTC's nominee in the form of a global Note certificate (the "Global Certificate") or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

    Existing Notes transferred to (i) institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) who are not "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) ("QIBs"), (ii) except as described below, persons outside the United States pursuant to sales in accordance with Regulation S under the Securities Act or
(iii) any other persons who are not QIBs (collectively, "Non-Global Purchasers") were issued in registered form without coupons (the "Certificated Notes"). Upon the transfer to a QIB of Certificated Existing Notes initially issued to a Non-Global Purchaser, such Certificated Existing Notes will be exchanged for an interest in the Global Certificate representing the Existing Notes in the custody of the Trustee representing the principal amount of Notes being transferred. See "-- Certificated Notes."

    DTC has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York banking law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (v) a "Clearing Agency" registered pursuant to
Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

    The Company expects that pursuant to procedures established by DTC (i) upon deposit of the Global Certificate representing New Notes, DTC will credit the account of Participants tendering Existing Notes in exchange for New Notes with an interest in the Global Certificate and (ii) ownership of beneficial interests therein will be effected only through records maintained by DTC (with respect to interests of Participants), Participants and Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer the Notes or to pledge the Notes as collateral to persons in such states will be limited to such extent.

    So long as DTC or its nominee is the registered owner of a Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Certificate for all purposes under the Indenture and the Notes. Except as provided below, owners of beneficial interests in a Global Certificate will not be entitled to have Notes represented by such Global Certificate registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Certificate to pledge or transfer such interest to persons or entities that do not participate in DTC's system or otherwise to take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

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
    Accordingly, each holder of New Notes owning a beneficial interest in a Global Certificate must rely on the procedures of DTC and, if such holder of New Notes is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder of New Notes owns its interest, to exercise any rights of a holder of Notes under the Indenture. The Company understands that under existing industry practice, in the event the Company requests any action of a holder of New Notes or a holder of New Notes that is an owner of a beneficial interest in a Global Certificate desires to take any action that DTC, as the holder of such Global Certificate, is entitled to take, DTC would authorize the Participant to take such action or would otherwise act upon the instruction of such holder of New Notes. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of the New Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such New Notes or for any other matter relating to the actions or procedures of DTC.

    Payments with respect to the principal of, premium, if any, and interest on, any Notes represented by a Global Certificate registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Certificate representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Certificate, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of interests in the Global Certificate (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in an amount proportionate to their respective holdings in principal amount of the Global Certificate as shown on the records of DTC. The Company expects that payments by the Participant and the Indirect Participant to the beneficial owners of interests in the Global Certificate will be governed by standing instructions and customary practice and will be the responsibility of the Participant or the Indirect Participant and DTC.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from the sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

    CERTIFICATED NOTES

    If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depository or DTC ceases to be registered as a clearing agency under the Exchange Act and the Company is unable to locate a qualified successor within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture or (iii) upon the occurrence of certain other events, then, upon surrender by DTC of its Global Certificate, then Certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Certificate. In addition, subject to certain conditions, any person having a beneficial interest in a Global Certificate may, upon request to the Trustee, exchange such beneficial interest for Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

    Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Existing Notes to be issued).

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                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Existing Notes where such Existing Notes were acquired as a result of market-making activities or other trading activities. Riverwood has agreed that, for a period of up to 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any
such resale. In addition, until          , all dealers effecting transactions in
the New Notes may be required to deliver a prospectus.

    Riverwood will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit or any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of up to 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any participating broker-dealer that is entitled to use such documents and that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers-dealers and will indemnify the Holders of the Existing Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

    Chase Securities Inc. ("CSI") is an affiliate of The Chase Manhattan Bank, which is administrative agent and a lender to the Company under the Senior Secured Credit Facilities and the Machinery Facility. The Chase Manhattan Bank provided the Tranche D Loan, and received its proportionate share of the prepayment by Riverwood of amounts outstanding under the Senior Secured Credit Facilities from the proceeds of the Offering. Chase Equity Associates, L.P., a California limited partnership and an affiliate of CSI, owns shares representing approximately 6.6% of Holding's non-voting Common Stock. See "Ownership of Capital Stock." One of the directors nominated to the Board of each of Holding, RIC Holding and Riverwood by CD&R Fund V is a designee of Chase Equity Associates, L.P. See "Management -- Directors and Officers." An affiliate of CSI is a limited partner of CD&R Fund V. In addition, CSI, The Chase Manhattan Bank and their affiliates participate on a regular basis in various commercial banking and investment banking transactions for Riverwood, CD&R and their respective affiliates.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Debevoise & Plimpton, New York, New York.

                                    EXPERTS

    The consolidated balance sheet of Riverwood Holding, Inc. and subsidiaries as of December 31, 1996 and the related consolidated statements of operations, cash flows and shareholders' equity for the nine months ended December 31, 1996 and for the three months ended March 27, 1996 (Predecessor), except for the financial statements of Igaras, the Company's investment that is accounted for by use of the equity method, included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement. The consolidated financial statements of Igaras for the year ended December 31, 1996, included in this Prospectus, have been audited by Coopers & Lybrand Biedermann, Bordasch, independent accountants, as stated in their report included herein. Such financial statements of the Company and Igaras are included in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

    The consolidated balance sheets of Igaras as of December 31, 1995 and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand Biedermann, Bordasch, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheet of Riverwood as of December 31, 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    With respect to the unaudited interim financial information of Riverwood Holding, Inc. and subsidiaries as of June 28, 1997 and for the three and six month periods ended June 28, 1997 and the three months ended June 29, 1996, except for the financial statements of Igaras, the Company's investment that is accounted for by use of the equity method, included in this Prospectus, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. With respect to the unaudited interim financial information of Igaras for the three-month and six-month periods ended June 30, 1997, not included in this Prospectus, Coopers & Lybrand Biedermann, Bordasch have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in this Prospectus they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP and Coopers & Lybrand Biedermann, Bordasch are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because these reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

    With respect to the unaudited interim financial information of Igaras for the three-month and six-month periods ended June 30, 1997, not included in this Prospectus, Coopers & Lybrand Biedermann, Bordasch have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in this Prospectus, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Coopers & Lybrand Biedermann, Bordasch are not subject to the liability provisions of Section of 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                           GLOSSARY OF CERTAIN TERMS

    The following industry terms have the meanings set forth below for purposes of this Prospectus.

Aqua-Kote-Registered Trademark-: Riverwood's trademark for CUK Board used for certain beverage multiple packaging applications.

Carrierboard:             CUK Board used in the beverage industry's multiple packaging which contains a chemical additive to improve moisture
                          resistance.

CCN:                      Recycled clay coated news. A recycled grade of paperboard which competes with CUK Board and SBS for folding carton applications.

Containerboard:           Single- and multi-ply, solid and corrugated paperboard used to make boxes and other containers for shipping materials (includes linerboard, corrugating medium and kraft paper).

CUK Board:                Coated unbleached kraft board made from unbleached sulfate pulp and used for beverage carriers and folding cartons.

FBB:                      Folding boxboard. A grade of coated paperboard that competes with
                          CUK Board for folding carton applications primarily in
                          international markets.

Folding cartonboard:      Paperboard used for folding carton applications.

Krafbrite-Registered Trademark-: Riverwood's trademark for lightweight CUK Board used for the outer ply of corrugated cartons, especially corrugated beverage carriers which require a smooth coated surface for quality graphics reproduction.

Kraft paper:              High-strength paper made from unbleached sulfate pulp used in making grocery bags and sacks.

Linerboard:               Uncoated kraft board used as the inner and outer ply of
                          corrugated boxes.

OCC:                      Old corrugated containers. Recycled containers used as raw material feedstock in the production of paperboard.

OmniKote-Registered Trademark-: Riverwood's trademark for CUK Board that incorporates recycled fibers into the inner layer, primarily used for folding carton applications.

Paperboard:               Certain heavyweight grades of paper primarily used for packaging products and including carrierboard, cartonboard, linerboard, corrugating medium and chip board.

Pearl-Kote-Registered Trademark-: Riverwood's trademark for CUK Board used for certain folding carton applications.

PET:                      Polyethylene Terephthalate, a polymer-based material used in fabrication of plastic bottles.

SBS:                      Solid bleached sulfate. Bleached paperboard made from bleached sulfate pulp. Competes with CUK Board and CCN for folding carton applications.

Sulfate pulp:             Cellulose fibers resulting from chemical reduction of wood into component parts during cooking process utilizing alkaline cooking liquors ("kraft" process).

Twin-Stack-Registered Trademark-: A double-tier packaging system for cans. Features include machine operation at speeds of up to 3,000 cans per minute, multiple packaging configuration of up to 36 cans, in single or double tiers.

WLC:                      White lined chip board. A recycled grade of coated paperboard manufactured in Europe which competes with CUK Board for folding carton applications.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
RIVERWOOD HOLDING, INC.:

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
    Reports of Independent Accountants.....................................................................        F-2
    Consolidated Balance Sheets............................................................................        F-4
    Consolidated Statements of Operations..................................................................        F-5
    Consolidated Statements of Cash Flows..................................................................        F-6
    Consolidated Statements of Shareholders' Equity........................................................        F-8
    Notes to Consolidated Financial Statements.............................................................        F-9
    Selected Quarterly Financial Data (Unaudited)..........................................................       F-47

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
    Reports of Independent Accountants.....................................................................       F-49
    Condensed Consolidated Balance Sheets..................................................................       F-51
    Condensed Consolidated Statements of Operations........................................................       F-52
    Condensed Consolidated Statements of Cash Flows........................................................       F-53
    Notes to Condensed Consolidated Financial Statements...................................................       F-55

IGARAS PAPEIS E EMBALAGENS S.A.:
    Report of Independent Accountants......................................................................       F-62
    Consolidated Balance Sheets............................................................................       F-63
    Consolidated Statements of Operations..................................................................       F-65
    Consolidated Statements of Cash Flows..................................................................       F-66
    Consolidated Statements of Shareholders' Equity........................................................       F-67
    Notes to the Consolidated Financial Statements.........................................................       F-68

                       REPORTS OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Directors of
Riverwood Holding, Inc.:

    We have audited the accompanying consolidated balance sheet of Riverwood Holding, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, cash flows and shareholders' equity for the three months ended March 27, 1996 (Predecessor) and the nine months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Igaras Papeis e Embalagens S.A. (Igaras), the Company's investment in which is accounted for by use of the equity method. The Company's equity of $121,163,000 in Igaras' net assets at December 31, 1996, and of $4,927,000 and $17,542,000 in Igaras' net income for the three months ended March 27, 1996 and the nine months ended December 31, 1996, are included in the accompanying financial statements. The financial statements of Igaras for the year ended December 31, 1996 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based on the report of such other auditors.

    We conducted our audits in accordance with generally acceptable auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Riverwood Holding, Inc. and subsidiaries at December 31, 1996, and the results of their operations and their cash flows for the three months ended March 27, 1996 (Predecessor) and the nine months ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 17, 1997

To the Stockholders and Directors of
Riverwood Holding, Inc.:

    We have audited the accompanying consolidated balance sheets of Riverwood International Corporation as of December 31, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Riverwood International Corporation as of December 31, 1995, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                        COOPERS & LYBRAND L.L.P.

Atlanta, Georgia

January 22, 1996

                            RIVERWOOD HOLDING, INC.
                          CONSOLIDATED BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)

    On March 27, 1996, Holding, through its wholly owned subsidiaries, acquired all of the outstanding shares of common stock of RIC. The purchase method of accounting was used to record assets acquired and liabilities assumed by Holding. As a result of the Merger, purchase accounting and the effect of discontinued operations (see Notes 1 and 25), the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since the financial statements report financial position, results of operations and cash flows of these two separate entities.

                                                                                       COMPANY       PREDECESSOR
                                                                                    --------------  --------------
                                                                                     DECEMBER 31,    DECEMBER 31,
                                                                                         1996            1995
                                                                                    --------------  --------------
                                      ASSETS
Current Assets:
  Cash and equivalents............................................................   $     16,499    $     35,870
  Marketable securities...........................................................            858           1,375
  Receivables, net of allowances..................................................        153,864         187,621
  Inventories.....................................................................        211,965         193,703
  Prepaid expenses................................................................          8,113          23,229
  Deferred tax assets.............................................................          2,897          18,754
                                                                                    --------------  --------------
Total Current Assets..............................................................        394,196         460,552
                                                                                    --------------  --------------
Property, Plant and Equipment, at cost:
  Land and improvements...........................................................         35,761          52,292
  Buildings.......................................................................        117,042         160,388
  Machinery and equipment.........................................................      1,608,182       1,490,420
                                                                                    --------------  --------------
                                                                                        1,760,985       1,703,100
Less, Accumulated Depreciation....................................................         85,768         475,897
                                                                                    --------------  --------------
                                                                                        1,675,217       1,227,203
Timber and Timberlands, less cost of timber harvested.............................        --              238,887
                                                                                    --------------  --------------
Property, Plant and Equipment, net................................................      1,675,217       1,466,090
Deferred Tax Assets...............................................................          1,532           8,333
Investments in Net Assets of Equity Affiliates....................................        125,030         119,592
Goodwill, net of accumulated amortization of $5,900 in 1996 and $14,996 in 1995...        318,543          59,229
Other Assets......................................................................        156,969          87,532
                                                                                    --------------  --------------
Total Assets......................................................................   $  2,671,487    $  2,201,328
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                                   LIABILITIES
Current Liabilities:
  Short-term debt.................................................................   $     18,173    $     60,692
  Accounts payable................................................................        125,014         114,293
  Compensation and employee benefits..............................................         38,017          56,495
  Income taxes....................................................................         42,031           4,688
  Other accrued liabilities.......................................................        112,205          58,384
                                                                                    --------------  --------------
Total Current Liabilities.........................................................        335,440         294,552
Long-Term Debt, less current portion..............................................      1,567,259       1,041,221
Debt to Affiliate.................................................................        --               12,573
Deferred Income Taxes.............................................................         19,722         232,195
Other Noncurrent Liabilities......................................................         85,467          58,477
                                                                                    --------------  --------------
Total Liabilities.................................................................      2,007,888       1,639,018
                                                                                    --------------  --------------
CONTINGENCIES AND COMMITMENTS (Note 15)

REDEEMABLE COMMON STOCK, at current redemption value..............................          9,390         --
                                                                                    --------------  --------------
SHAREHOLDERS' EQUITY
Nonredeemable Common Stock........................................................             75             657
Capital in Excess of Par Value....................................................        751,153         526,814
(Accumulated Deficit) Retained Earnings...........................................       (105,136)         45,309
Cumulative Currency Translation Adjustment........................................          8,117         (10,470)
                                                                                    --------------  --------------
Total Shareholders' Equity........................................................        654,209         562,310
                                                                                    --------------  --------------
Total Liabilities and Shareholders' Equity........................................   $  2,671,487    $  2,201,328
                                                                                    --------------  --------------
                                                                                    --------------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                            RIVERWOOD HOLDING, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                           (IN THOUSANDS OF DOLLARS)

On March 27, 1996, Holding, through its wholly owned subsidiaries, acquired all of the outstanding shares of common stock of RIC. The purchase method of accounting was used to record assets acquired and liabilities assumed by Holding. As a result of the Merger, purchase accounting and the effect of discontinued operations (see Notes 1 and 25), the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since the financial statements report financial position, results of operations and cash flows of these two separate entities.

                                                COMPANY                 PREDECESSOR
                                              -----------  -------------------------------------
                                              NINE MONTHS     THREE
                                                 ENDED       MONTHS     YEAR ENDED   YEAR ENDED
                                               DECEMBER       ENDED      DECEMBER     DECEMBER
                                                  31,       MARCH 27,       31,          31,
                                                 1996         1996         1995         1994
                                              -----------  -----------  -----------  -----------
Net Sales...................................   $ 852,112    $ 293,649    $1,342,304   $1,282,788
Cost of Sales...............................     734,314      232,701    1,050,081      995,238
Selling, General and Administrative.........      99,819       30,936      126,191      131,073
Research, Development and Engineering.......       7,339        2,031        9,909        9,356
Other Costs.................................      --           11,114       21,516        1,302
Other (Expense) Income, net.................      (9,221)      (1,217)      (1,470)       8,368
                                              -----------  -----------  -----------  -----------
Income from Operations......................       1,419       15,650      133,137      154,187
Interest Income.............................         702          329        2,006        3,493
Interest Expense............................     145,845       26,392      105,741       93,243
                                              -----------  -----------  -----------  -----------
(Loss) Income from Continuing Operations
  before Income Taxes and Equity in Net
  Earnings of Affiliates....................    (143,724)     (10,413)      29,402       64,437
Income Tax Expense (Benefit)................       4,180       (3,436)      18,797       54,188
                                              -----------  -----------  -----------  -----------
(Loss) Income from Continuing Operations
  before Equity in Net Earnings of
  Affiliates................................    (147,904)      (6,977)      10,605       10,249
Equity in Net Earnings of Affiliates........      17,542        4,927       34,933       --
                                              -----------  -----------  -----------  -----------
(Loss) Income from Continuing Operations....    (130,362)      (2,050)      45,538       10,249
Income from Discontinued Operations, net of
  tax of $0.................................      35,546       --           --           --
                                              -----------  -----------  -----------  -----------
(Loss) Income before Extraordinary Item.....     (94,816)      (2,050)      45,538       10,249
Extraordinary Loss on Early Extinguishment
  of Debt, net of tax.......................     (10,320)      --           --           (7,872)
                                              -----------  -----------  -----------  -----------
Net (Loss) Income...........................   $(105,136)   $  (2,050)   $  45,538    $   2,377
                                              -----------  -----------  -----------  -----------
                                              -----------  -----------  -----------  -----------

   The accompanying notes are an integral part of the consolidated financial statements.

                            RIVERWOOD HOLDING, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (IN THOUSANDS OF DOLLARS)

    On March 27, 1996, Holding, through its wholly owned subsidiaries, acquired all of the outstanding shares of common stock of RIC. The purchase method of accounting was used to record assets acquired and liabilities assumed by Holding. As a result of the Merger, purchase accounting and the effect of discontinued operations (see Notes 1 and 25), the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since the financial statements report financial position, results of operations and cash flows of these two separate entities.

                                                COMPANY                 PREDECESSOR
                                              -----------  -------------------------------------
                                              NINE MONTHS     THREE
                                                 ENDED       MONTHS     YEAR ENDED   YEAR ENDED
                                               DECEMBER       ENDED      DECEMBER     DECEMBER
                                                  31,       MARCH 27,       31,          31,
                                                 1996         1996         1995         1994
                                              -----------  -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (Loss) Income...........................   $(105,136)   $  (2,050)   $  45,538    $   2,377
Noncash Items Included in Net (Loss) Income:
  Depreciation, amortization and cost of
    timber harvested........................     100,846       24,438       92,646       95,004
  Extraordinary loss on early extinguishment
    of debt, net............................      10,320       --           --            7,872
  Deferred income taxes.....................        (403)      (3,574)       7,047       34,172
  Pension, postemployment and postretirement
    benefits expense (credit), net of
    benefits paid...........................        (553)       1,861         (277)       2,305
  Translation loss..........................      --           --           --            7,609
  Write-off of deferred debt issuance
    costs...................................      --           --           --            2,040
  Net gain on sale of assets................      --           --           (1,781)      (9,409)
  Equity in net earnings of affiliates, net
    of dividends............................     (12,136)      (4,927)     (18,818)      --
  Amortization of debt issuance costs.......      11,226          619        2,635        2,368
  Other, net................................         979       (2,350)         278          475
Changes Net of Effects of Acquisitions/
  Dispositions:
Decrease (Increase) in Current Assets:
  Receivables...............................       7,934       14,737      (30,598)     (33,870)
  Inventories...............................      21,261      (14,659)     (29,075)     (15,040)
  Prepaid expenses..........................      (1,670)       8,298       (3,144)        (591)
(Decrease) Increase in Current Liabilities:
  Accounts payable..........................     (14,491)      18,182        3,484        5,822
  Compensation and employee benefits........      (9,977)     (10,248)       5,669       22,950
  Income taxes..............................         344       (3,343)      (9,969)         722
Other accrued liabilities...................     (29,267)      12,360        7,024        3,304
Decrease in Other Noncurrent Liabilities....      (4,199)      (2,569)      (2,413)     (10,749)
                                              -----------  -----------  -----------  -----------
Net Cash (Used In) Provided by Operating
  Activities................................     (24,922)      36,775       68,246      117,361
                                              -----------  -----------  -----------  -----------

                            RIVERWOOD HOLDING, INC.

                           (IN THOUSANDS OF DOLLARS)

                                                COMPANY                 PREDECESSOR
                                              -----------  -------------------------------------
                                              NINE MONTHS     THREE
                                                 ENDED       MONTHS     YEAR ENDED   YEAR ENDED
                                               DECEMBER       ENDED      DECEMBER     DECEMBER
                                                  31,       MARCH 27,       31,          31,
                                                 1996         1996         1995         1994
                                              -----------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of RIC, net of Cash Acquired....  (1,459,372)      --           --           --
Purchases of Marketable Securities
  Classified as Held-to-Maturity............      --           --           (1,375)     (34,948)
Proceeds from the Maturities of Marketable
  Securities................................          78          439        2,630       90,147
Acquisition of Equipment Previously Leased
  under Operating Leases....................     (46,742)      --           --           --
Purchases of Property, Plant and
  Equipment.................................    (132,286)     (44,074)    (156,875)    (232,472)
Payment for Acquisitions, net...............      --           --           (1,087)     (20,819)
Proceeds from Sales of Assets, net of
  selling costs.............................     550,727          623       20,669      134,180
Increase in Other Assets....................      (7,407)      (8,004)     (11,401)     (23,177)
                                              -----------  -----------  -----------  -----------
Net Cash Used in Investing Activities.......  (1,095,002)     (51,016)    (147,439)     (87,089)
                                              -----------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Issuance of Common Stock,
  net.......................................     760,617          838        2,986          619
Issuance of Debt............................   1,803,146       12,669        1,500      200,213
Increase in Debt Issuance Costs.............     (89,792)      --           --          (14,909)
Net Increase (Decrease) in Notes Payable....     111,073       (3,000)      45,000      115,000
Payments on Debt............................    (403,801)      (2,833)     (42,533)    (290,369)
Predecessor Debt Paid at Merger.............  (1,046,690)      --           --           --
Dividends...................................      --           (2,630)     (10,506)     (10,481)
                                              -----------  -----------  -----------  -----------
Net Cash Provided by (Used in) Financing
  Activities................................   1,134,553        5,044       (3,553)          73
                                              -----------  -----------  -----------  -----------

EFFECT OF EXCHANGE RATE
  CHANGES ON CASH...........................       1,869         (638)         904        1,364
                                              -----------  -----------  -----------  -----------
Net Increase (Decrease) in Cash and Equiva-
  lents.....................................      16,498       (9,835)     (81,842)      31,709
Cash and Equivalents at Beginning of
  Period....................................           1       35,870      117,712       86,003
                                              -----------  -----------  -----------  -----------
CASH AND EQUIVALENTS AT END OF PERIOD.......   $  16,499    $  26,035    $  35,870    $ 117,712
                                              -----------  -----------  -----------  -----------
                                              -----------  -----------  -----------  -----------

   The accompanying notes are an integral part of the consolidated financial statements.

                            RIVERWOOD HOLDING, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           (IN THOUSANDS OF DOLLARS)

    On March 27, 1996, Holding, through its wholly owned subsidiaries, acquired all of the outstanding shares of common stock of RIC. The purchase method of accounting was used to record assets acquired and liabilities assumed by Holding. As a result of the Merger, purchase accounting and the effect of discontinued operations (see Notes 1 and 25), the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since the financial statements report financial position, results of operations and cash flows of these two separate entities.

                                                                      (ACCUMULATED   CUMULATIVE
                                      NONREDEEMABLE     CAPITAL IN      DEFICIT)      CURRENCY       PENSION         TOTAL
                                         COMMON          EXCESS OF      RETAINED     TRANSLATION    LIABILITY    SHAREHOLDERS'
PREDECESSOR:                              STOCK          PAR VALUE      EARNINGS     ADJUSTMENT    ADJUSTMENT        EQUITY
---------------------------------  -------------------  -----------  --------------  -----------  -------------  --------------
Balances at December 31, 1993....       $     655        $ 523,211     $   18,381     $ (37,926)    $  (4,182)     $  500,139
Net Income.......................          --               --              2,377        --            --               2,377
Currency translation
  adjustment.....................          --               --             --            19,415        --              19,415
Issuance of 36,411 shares of
  Common Stock...................          --                  619         --            --            --                 619
Dividends of $0.16 per share on
  Common Stock...................          --               --            (10,481)       --            --             (10,481)
Pension liability adjustment.....          --               --             --            --             4,182           4,182
                                            -----       -----------  --------------  -----------  -------------  --------------
Balances at December 31, 1994....             655          523,830         10,277       (18,511)       --             516,251
Net Income.......................          --               --             45,538        --            --              45,538
Currency translation
  adjustment.....................          --               --             --             8,041        --               8,041
Issuance of 162,052 shares of
  Common Stock...................               2            2,984         --            --            --               2,986
Dividends of $0.16 per share on
  Common Stock...................          --               --            (10,506)       --            --             (10,506)
                                            -----       -----------  --------------  -----------  -------------  --------------
Balances at December 31, 1995....             657          526,814         45,309       (10,470)       --             562,310
Net (Loss).......................          --               --             (2,050)       --            --              (2,050)
Currency translation
  adjustment.....................          --               --             --              (989)       --                (989)
Issuance of 43,148 shares of
  Common Stock...................          --                  846         --            --            --                 846
Dividends of $0.04 per share on
  Common Stock...................          --               --             (2,630)       --            --              (2,630)
                                            -----       -----------  --------------  -----------  -------------  --------------
Balances at March 27, 1996.......       $     657        $ 527,660     $   40,629     $ (11,459)    $  --          $  557,487
                                            -----       -----------  --------------  -----------  -------------  --------------
                                            -----       -----------  --------------  -----------  -------------  --------------
-------------------------------------------------------------------------------------------------------------------------------
COMPANY:
---------------------------------
Balances at March 28, 1996.......       $  --            $       1     $   --         $  --         $  --          $        1
Net (Loss).......................          --               --           (105,136)       --            --            (105,136)
Currency translation
  adjustment.....................          --               --             --             8,117        --               8,117
Issuance of 7,000,000 shares of
  Class A Common Stock...........              70          699,930         --            --            --             700,000
Issuance of 500,000 shares of
  Class B Common Stock...........               5           49,995         --            --            --              50,000
Stock Issuance Costs.............          --                 (451)        --            --            --                (451)
Adjustment to redemption value of
  Redeemable Common Stock........          --                1,678         --            --            --               1,678
                                            -----       -----------  --------------  -----------  -------------  --------------
Balances at December 31, 1996....       $      75        $ 751,153     $ (105,136)    $   8,117     $  --          $  654,209
                                            -----       -----------  --------------  -----------  -------------  --------------
                                            -----       -----------  --------------  -----------  -------------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                            RIVERWOOD HOLDING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

    Holding and its wholly owned subsidiaries RIC Holding and CDRO Acquisition Corp. were incorporated in 1995 to acquire the stock of RIC.

    On March 27, 1996, Holding, through its wholly owned subsidiaries, acquired all of the outstanding shares of common stock of RIC. On such date, CDRO Acquisition Corp. was merged into RIC. RIC, as the surviving corporation in the Merger, became a wholly owned subsidiary of RIC Holding. On March 28, 1996, RIC transferred substantially all of its properties and assets to Riverwood, other than the capital stock of Riverwood, and RIC was merged into RIC Holding. Thereupon, Riverwood was renamed "Riverwood International Corporation." Upon consummation of the Subsequent Merger, RIC Holding, as the surviving corporation in the Subsequent Merger, became the parent company of Riverwood.

    Holding and its subsidiaries RIC Holding and CDRO Acquisition Corp. conducted no significant business other than in connection with the Merger and related transactions through March 27, 1996.

    In connection with the Merger, the purchase method of accounting was used to establish and record a new cost basis for the assets acquired and liabilities assumed. The difference between the purchase price and the fair market values of the assets acquired and liabilities assumed was recorded as goodwill.

    The allocation of the $1,459.4 million net cash paid for the acquisition is summarized as follows:

(IN THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------
Current assets................................................................  $      412,165
Property, plant and equipment.................................................       2,130,012
Intangible assets.............................................................         385,819
Other noncurrent assets.......................................................         137,476
Liabilities...................................................................      (1,606,100)
                                                                                --------------
Total.........................................................................  $    1,459,372
                                                                                --------------
                                                                                --------------

    The consolidated financial statements presented herein for the periods prior to March 28, 1996, represent the Predecessor's financial position, results of operations and cash flows prior to the Merger and, consequently, are stated on the Predecessor's historical cost basis. The consolidated financial statements as of December 31, 1996, and for nine months then ended, reflect the adjustments which were made to record the Merger. On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/Wood Products business segment. The operating results for the U.S. Timberlands/Wood Products business segment have been classified as discontinued operations for the period beginning March 28, 1996 and ending October 18, 1996 (the date of sale) in the Consolidated Statements of Operations. Discontinued operations have not been segregated in the Consolidated Statements of Cash Flows nor have they been reclassified as discontinued operations in the Predecessor's Consolidated Statements of Operations and Consolidated Balance Sheets. Accordingly, the financial statements of the Predecessor for periods prior to March 28, 1996 are not comparable in all material respects with the financial statements subsequent to the date of the Merger. The most significant differences relate to discontinued operations and to amounts recorded in connection with the Merger for inventory, property, plant and equipment, intangibles and debt which resulted in increased cost of sales, amortization, depreciation and interest expense in the nine months ended December 31, 1996 and will continue to do so in future periods.

                            RIVERWOOD HOLDING, INC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) PRINCIPLES OF CONSOLIDATION

    The following is a summary of significant accounting policies of the Company. For a summary of the Predecessor's significant accounting policies, please refer to the Predecessor's financial statements incorporated by reference in the annual report filed with the Securities and Exchange Commission on Form 10-K dated December 31, 1995.

    The accompanying consolidated financial statements include all of the accounts of Riverwood Holding, Inc. and its subsidiaries. The accompanying consolidated financial statements include the worldwide operations of the paperboard, packaging and packaging machinery businesses and through the date of sale (see Note 25), the wood products business. All significant transactions and balances between the consolidated operations have been eliminated.

    The Company's international subsidiaries are principally consolidated and reported on the basis of fiscal years ending November 30 and interim quarterly periods ending on a date approximately one month prior to the U.S. quarterly periods. The U.S. quarterly periods are generally on a 13-week basis ending on a Saturday; however, the length of the first and fourth quarters will vary depending upon the calendar.

    The Company accounts for investments in which it has a 20 percent to 50 percent ownership interest and for corporate joint ventures using the equity method.

    (B) CASH AND EQUIVALENTS

    Cash and equivalents include time deposits, certificates of deposit and other marketable securities with original maturities of three months or less.

    (C) MARKETABLE SECURITIES

    Marketable securities are investments in debt securities with maturities in excess of three months and are valued at amortized cost, which approximates market. All marketable securities at December 31, 1996 and 1995 were classified as held-to-maturity, and have various maturity dates which do not exceed one year.

    (D) INVENTORIES

    Inventories are stated at the lower of cost or market. Cost of inventories is determined principally on the last-in, first-out ("LIFO") basis. Average cost bases are used to determine the cost of supplies inventories.

    (E) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The Company's cost and related accumulated depreciation applicable to assets retired or sold are removed from the accounts and the gain or loss on disposition is recognized in income.

                            RIVERWOOD HOLDING, INC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Interest is capitalized on major projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest was approximately $2.0 million, $0.5 million, $2.3 million and $23.0 million in the nine-month period ended December 31, 1996, the three-month period ended March 27, 1996, and the years ended December 31, 1995 and 1994, respectively.

    (F) DEPRECIATION, AMORTIZATION AND COST OF TIMBER HARVESTED

    Depreciation and amortization are principally computed using the straight-line method based on the following estimated useful lives of the related assets:

Buildings...................................................  10 to 40 years
Land improvements...........................................  3 to 20 years
Machinery and equipment.....................................  2 to 40 years
Furniture and fixtures......................................  1 to 12 years
Automobiles and light trucks................................  2 to 5 years

    For certain major capital additions, the Company computes depreciation on the units-of-production method until the asset's designed level of production is achieved and sustained.

    Cost of timber harvested was based on unit cost rates calculated using the total estimated yield of timber to be harvested and the unamortized timber costs.

    The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects future cash flows, undiscounted and before interest, over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets.

    Goodwill is amortized on a straight-line basis over 40 years. The cost of patents, licenses and trademarks is amortized on a straight-line basis over 15 to 20 years. The related amortization expense is included in Other (Expense) Income, net, in the Consolidated Statements of Operations. The Company assesses goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects future cash flows, undiscounted and before interest, over the remaining life of the goodwill. If these projected cash flows are less than the carrying amount of the goodwill, an impairment would be recognized, resulting in a write down of goodwill with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount of the goodwill and the undiscounted future cash flows before interest.

    (G) CAPITALIZATION AND AMORTIZATION OF CERTAIN COSTS

    Certain pre-operating and start-up costs are incurred during the process of bringing major projects into production. Such costs are deferred until the project becomes commercially operational. These costs are then amortized over a five-year period. Included in Other Assets were $0.8 and $12.9 million of unamortized, pre-operating and start-up costs at December 31, 1996 and 1995, respectively.

                            RIVERWOOD HOLDING, INC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (H) INTERNATIONAL CURRENCY

    The functional currency for most of the international subsidiaries is the local currency for the country in which the subsidiaries own their primary assets. The translation of the applicable currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Any related translation adjustments are recorded directly to Shareholders' Equity. Gains and losses on foreign currency transactions are included in Other (Expense) Income, net, in the Consolidated Statements of Operations for the period in which the exchange rate changes.

    The Company enters into forward exchange contracts to hedge certain foreign currency denominated exposures and option contracts to hedge anticipated transactions denominated in foreign currency. Realized and unrealized gains and losses on these contracts are included in Other (Expense) Income, net, in the Consolidated Statements of Operations. The discount or premium on a forward exchange contract is included in the measurement of the basis of the related foreign currency transaction when recorded. The premium on an option contract is accounted for separately and amortized to Other (Expense) Income, net, over the term of the contract.

    The Igaras operations are in a highly inflationary economy and use the U.S. dollar as the functional currency. Therefore, in accordance with accounting standards, certain assets of this entity were translated at historical exchange rates and all translation adjustments were reflected in the Consolidated Statements of Operations in 1994 when the Brazilian operations were consolidated (see Note 27). Certain amounts reported as exchange gains and losses associated with these Brazilian operations were reflected on a gross basis against the Net Sales and Cost of Sales line items in 1994. The effect of this accounting treatment was to decrease Net Sales and Cost of Sales for Brazilian operations, thereby reflecting actual U.S. dollar prices and terms and reducing the financial reporting effects of hyperinflation. All other Brazilian translation gains and losses were included in Other (Expense) Income, net.

    (I) INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No. 109. The Standard requires, among other things, the use of the liability method of computing deferred income taxes. Under the liability method, the effect of changes in corporate tax rates on deferred income taxes is recognized currently as an adjustment to income tax expense. The liability method also requires that deferred tax assets or liabilities be recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance is established for deferred tax assets when it is more likely than not that the benefits of such assets will not be realized.

    Income taxes are provided at rates applicable in the countries in which the income is earned. Investment tax credits granted by various countries are accounted for as reductions of income tax expense in the year in which the related expenditures become eligible for investment benefit under applicable tax regulations.

    (J) REVENUE RECOGNITION

    The Company recognizes revenue primarily when goods are shipped to customers. Revenues from packaging machinery use agreements are recognized on a straight-line basis over the term of the agreements.

                            RIVERWOOD HOLDING, INC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (K) INSURANCE RESERVES

    It is the Company's policy to self-insure or fund a portion of certain expected losses related to group health benefits. Provisions for losses expected are recorded based on the Company's estimates, on an undiscounted basis, of the aggregate liabilities for known claims and estimated claims incurred but not reported.

    (L) ENVIRONMENTAL REMEDIATION RESERVES

    The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for such losses are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

    (M) USE OF ESTIMATES

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

    (N) RECLASSIFICATION

    The Company has reclassified the presentation of certain prior period information to conform with the current presentation format.

NOTE 3 -- RECEIVABLES

    The components of receivables at December 31 were as follows:

                                                        COMPANY   PREDECESSOR
                                                       ---------  -----------
(IN THOUSANDS OF DOLLARS)                                1996        1995
-----------------------------------------------------  ---------  -----------
Trade................................................  $ 138,587   $ 178,845
Less, allowance......................................        829       1,476
                                                       ---------  -----------
                                                         137,758     177,369
Other................................................     16,106      10,252
                                                       ---------  -----------
                                                       $ 153,864   $ 187,621
                                                       ---------  -----------
                                                       ---------  -----------

    Selling, General and Administrative expenses included provisions for losses on receivables of $1.0 million in the nine-month period ended December 31, 1996, $0.2 million in the three-month period ended March 27, 1996, $0.6 million in fiscal year 1995 and $0.1 million in fiscal year 1994.

NOTE 4 -- FINANCIAL INSTRUMENTS

    The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include foreign currency forward exchange and option contracts

                            RIVERWOOD HOLDING, INC.

NOTE 4 -- FINANCIAL INSTRUMENTS (CONTINUED) and interest rate swap and cap agreements. These instruments involve, to varying degrees, elements of market and credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The Company does not hold or issue financial instruments for trading purposes.

    The Company enters into forward exchange contracts to hedge substantially all accounts receivable and certain accounts payable resulting from transactions denominated in nonfunctional currencies. The purpose of the forward exchange contracts is to protect the Company from the risk that the eventual functional currency cash flows resulting from the collection of the hedged accounts receivable or payment of the hedged accounts payable will be adversely affected by changes in exchange rates. At December 31, 1996 and 1995, the Company and the Predecessor had various forward exchange contracts, with maturities ranging up to one year, to exchange nonfunctional currencies for functional currencies (to hedge accounts receivable and payable denominated in non-functional currencies). When aggregated and measured in U.S. dollars at year-end exchange rates, these forward exchange contracts totaled approximately $60.0 million and $74.6 million at December 31, 1996 and 1995, respectively. Generally, unrealized gains and losses resulting from these contracts are recognized currently in operations and approximately offset corresponding unrealized gains and losses recognized on the hedged accounts receivable or accounts payable.

    The Predecessor also entered into forward contracts to hedge the debt incurred in connection with the acquisition of a beverage and folding carton converting business in France (see Note 27). The Company assumed these forward contracts in the Merger. The purpose of the forward contract was to protect the Company from the risk that the eventual functional currency cost of the debt incurred in connection with the acquisition would be adversely affected by changes in exchange rates. At December 31, 1996 and 1995, these forward contracts totaled approximately $5.7 million and $11.3 million, respectively. Unrealized losses resulting from these forward contracts were not significant at both December 31, 1996 and 1995.

    During 1996 and 1995, the Company and the Predecessor entered into option contracts to hedge certain anticipated foreign currency transactions. The purpose of the option contracts is to protect the Company from the risk that the eventual functional currency cash flows resulting from anticipated foreign currency transactions will be adversely affected by changes in exchange rates. At December 31, 1996 and 1995, various option contracts existed, with maturities ranging up to six and nine months, respectively. When aggregated and measured in U.S. dollars at year-end exchange rates, the notional amounts under these purchased option contracts totaled approximately $40.4 million and $35.3 million at December 31, 1996 and 1995, respectively. Option contract premiums are amortized over the term of the contract. Gains, if any, related to these contracts are recognized in income when the anticipated transaction occurs. Total gains recognized on option contracts during the nine-month period ended December 31, 1996, the three-month period ended March 27, 1996, and fiscal years 1995 and 1994 totaled approximately $0.1 million, nil, $2.1 million and $0.1 million, respectively. At both December 31, 1996 and 1995, unrealized gains on these option contracts were nil. Also included as part of its option contracts at December 31, 1995, the Predecessor had outstanding call spreads that operated as an initial option contract cost reduction device. When aggregated and measured in U.S. dollars at year-end exchange rates, these call spreads totaled approximately $11.3 million at December 31, 1995. There were no call spreads outstanding at December 31, 1996. Gains and losses resulting from call spreads are recognized currently in operations based on quoted market prices. Net gains resulting from call spreads recognized during the nine months ended December 31, 1996, the three months ended

                            RIVERWOOD HOLDING, INC.

NOTE 4 -- FINANCIAL INSTRUMENTS (CONTINUED)
March 27, 1996, and fiscal years 1995 and 1994 totaled approximately nil, $0.1 million, $0.3 million and $0.2 million, respectively.

    The Company uses interest rate swap and cap agreements to fix or cap a portion of its variable rate Term Loan Facility to a fixed rate in order to reduce the impact of interest rate changes on future income. The differential to be paid or received under these agreements is recognized as an adjustment to interest expense related to the debt. At December 31, 1996, the Company had interest rate swap agreements (with a notional amount of $250 million) under which the Company will pay fixed rates of 6.07 percent to 6.38 percent and receive three-month LIBOR. At December 31, 1996, the Company capped its three-month LIBOR interest rate exposure to 7.0 percent under cap agreements (with a notional amount of $400 million) that expire through November 30, 1998.

    The Company's customers are not concentrated in any specific geographic region, but are concentrated in certain industries. Customers of the Coated Board business segment include the beverage and packaged foods industries. Customers of the Containerboard business segment include integrated and non-integrated containerboard converters. Customers of the U.S. Timberlands/Wood Products business segment (through the date of sale, see Note 25) included building material suppliers and related brokers. During the nine months ended December 31, 1996, one customer accounted for approximately 11 percent of the Company's net sales. During the three months ended March 27, 1996 and the years ended December 31, 1995 and 1994, no single customer accounted for more than 10 percent of the Predecessor's net sales. There were no significant accounts receivable from a single customer at December 31, 1996 and 1995. The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

    The following methods and assumptions were used to estimate the fair value of each category of financial instrument for which it is practicable to estimate that value:

    CASH, EQUIVALENTS, MARKETABLE SECURITIES, NONTRADE RECEIVABLES AND SHORT-
     TERM BORROWINGS

    The carrying amount of these instruments approximates fair value due to their short-term nature.

    LONG-TERM DEBT

    The fair value of long-term debt is based on quoted market prices or the discounted cash flows method.

    FORWARD EXCHANGE AND OPTION CONTRACTS

    The fair value of forward and option contracts is based on notional amounts at quoted market prices.

    INTEREST RATE SWAP AND CAP AGREEMENTS

    The fair value of interest rate swap and cap agreements is based on notional amounts and adjusted for quoted market prices by counter parties.

                            RIVERWOOD HOLDING, INC.

NOTE 4 -- FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying amounts and estimated fair value of the Company's financial instruments as of December 31 were as follows:

                                                    COMPANY               PREDECESSOR
                                             ----------------------------------------------
                                                      1996                    1995
                                             ----------------------------------------------
                                              CARRYING      FAIR      CARRYING      FAIR
(IN THOUSANDS OF DOLLARS)                     AMOUNTS      VALUE      AMOUNTS      VALUE
-------------------------------------------  ----------  ----------  ----------  ----------
Cash, equivalents and marketable
  securities...............................  $   17,357  $   17,357  $   37,245  $   37,245
Nontrade receivables.......................  $   16,106  $   16,106  $   10,252  $   10,252
Short-term borrowings......................  $    6,919  $    6,919  $   10,489  $   10,489
Long-term debt.............................  $1,578,513  $1,521,444  $1,103,997  $1,170,548
Currency forward exchange contracts........  $   65,666  $   65,518  $   85,861  $   86,297
Currency option contracts..................  $       90  $      196  $      156  $      151
Interest rate swap contracts...............  $       --  $   (1,689) $       --  $       --
Interest rate cap contracts................  $      992  $      160  $       --  $       --

NOTE 5 -- INVENTORIES

    The major classes of inventories at December 31 were as follows:

                                                        COMPANY   PREDECESSOR
                                                       ---------  -----------
(IN THOUSANDS OF DOLLARS)                                1996        1995
-----------------------------------------------------  ---------  -----------
Finished goods.......................................  $  89,412   $  67,336
Work-in-process......................................     12,496      19,941
Raw materials........................................     71,075      61,298
Supplies.............................................     38,982      45,128
                                                       ---------  -----------
                                                       $ 211,965   $ 193,703
                                                       ---------  -----------
                                                       ---------  -----------

    Inventories in the amount of $33.0 million and $121.1 million at December 31, 1996 and 1995, respectively, were valued using the first-in, first-out ("FIFO") or average cost method. The balance of the inventories was valued using the LIFO method (see Note 23). The excess of current values over amounts for financial reporting purposes was $1.5 million and $29.4 million at December 31, 1996 and 1995, respectively. The Predecessor valued its U.S. inventories principally on the LIFO basis while all international inventories were valued on the FIFO basis.

    In connection with the Merger, the Company adjusted its inventory balances to its estimated fair value which resulted in the elimination of the Predecessor's LIFO reserve of approximately $28.3 million and a write-up of the acquired inventory to a value which exceeded the Predecessor's FIFO cost by approximately $16.3 million. The write-up to inventory is charged to cost of sales when, and if, the March 27, 1996 LIFO base inventory layers are liquidated. Approximately $0.6 million of this fair value write-up of inventories was charged to cost of sales during the nine months ended December 31, 1996.

    As it relates to discontinued operations (see Note 25), the Company wrote up its acquired inventory to a value which exceeded the Predecessor's FIFO cost of approximately $2.7 million and such inventory was included in the value of the assets sold as no liquidation of base inventory layers occurred in the discontinued operations inventories through the date of sale.

                            RIVERWOOD HOLDING, INC.

NOTE 6 -- INVESTMENTS IN NET ASSETS OF EQUITY AFFILIATES

    The major components of Investments in Net Assets of Equity Affiliates at December 31 were as follows:

                                                        COMPANY   PREDECESSOR
                                                       ---------  -----------
(IN THOUSANDS OF DOLLARS)                                1996        1995
-----------------------------------------------------  ---------  -----------
Equity investment in Igaras..........................  $ 121,163   $ 118,177
Other equity investments.............................      3,867       1,415
                                                       ---------  -----------
                                                       $ 125,030   $ 119,592
                                                       ---------  -----------
                                                       ---------  -----------

    Investments are accounted for using the equity method of accounting. The most significant of these investments is Igaras. On December 29, 1994, Predecessor sold approximately 50 percent of its investment in Igaras to Companhia Suzano Papel e Celulose, S.A. ("Suzano") for $100 million in cash after first spinning off a wholly owned subsidiary to operate its packaging machinery operations in Brazil. Prior to that date, the Predecessor owned 100 percent of Igaras. The results of operations of Igaras are consolidated with the Predecessor's results of operations through the date of sale. In connection with the Merger, Suzano received an additional share of common stock of Igaras, and as a result, the Company and Suzano each own 50 percent of the common stock of Igaras.

    As of December 29, 1994, the Company (and prior to the Merger, the Predecessor) has the ability to exercise significant influence, but not control, over the operating and financial policies of Igaras. The agreement governing the Igaras joint venture relationship specifies that each party has equal representation on the board of directors and each party exercises equal influence over Igaras's accounting and operating activities. Accordingly, the Company reports its investment in Igaras using the equity method of accounting. The following unaudited pro forma data summarize the results of operations for 1994 as if the sale of approximately 50 percent of Igaras had occurred prior to 1994, and the equity method was used to record Predecessor's interest in Igaras's 1994 results of operations.

                                                                         FOR THE YEAR ENDED
                                                                         DECEMBER 31, 1994
                                                                          (IN THOUSANDS OF
                                                                              DOLLARS)
                                                                            (UNAUDITED)
                                                                      ------------------------
Net Sales...........................................................       $    1,129,633
Cost of Sales.......................................................              894,940
Selling, General and Administrative.................................              115,733
Research, Development, and Engineering..............................                9,220
Other Costs.........................................................                1,302
Other Income, net...................................................               11,653
                                                                              -----------
  Income from Operations............................................              120,091
Interest Income.....................................................                2,550
Interest Expense....................................................               85,175
                                                                              -----------
Income before Income Taxes, Equity in Net Earnings of Affiliate and
  Extraordinary Item................................................               37,466
Income Taxes........................................................               18,818
Equity in Net Earnings of Affiliate.................................                9,869
                                                                              -----------
  Income before Extraordinary Item..................................       $       28,517
                                                                              -----------
                                                                              -----------

                            RIVERWOOD HOLDING, INC.

NOTE 6 -- INVESTMENTS IN NET ASSETS OF EQUITY AFFILIATES (CONTINUED)
    The following represents the summarized balance sheet information for Igaras as of December 31:

                                                        COMPANY   PREDECESSOR
                                                       ---------  -----------
(IN THOUSANDS OF DOLLARS)                                1996        1995
-----------------------------------------------------  ---------  -----------
Current Assets.......................................    $87,543    $109,985
Noncurrent Assets....................................  $ 286,382  $  243,369
Current Liabilities..................................    $70,678     $90,278
Noncurrent Liabilities...............................    $31,964     $26,465
Shareholders' Equity.................................  $ 271,283  $  236,611

    The following represents the summarized income statement information for Igaras for the nine months ended December 31, 1996, the three months ended March 27, 1996 and the year ended December 31, 1995:

                                             COMPANY
                                         ----------------             PREDECESSOR
                                           NINE MONTHS     ----------------------------------
                                              ENDED          THREE MONTHS       YEAR ENDED
                                           DECEMBER 31,          ENDED         DECEMBER 31,
(IN THOUSANDS OF DOLLARS)                      1996         MARCH 27, 1996         1995
---------------------------------------  ----------------  -----------------  ---------------
Net Sales..............................     $  175,116         $  59,582         $ 275,551
Cost of Sales..........................        117,615            38,962           139,011
                                         ----------------       --------      ---------------
Gross Profit...........................     $   57,501         $  20,620         $ 136,540
                                         ----------------       --------      ---------------
                                         ----------------       --------      ---------------
Income from Operations.................     $   42,350         $  14,521         $ 108,532
                                         ----------------       --------      ---------------
                                         ----------------       --------      ---------------
Net Income.............................     $   34,552         $  10,113         $  70,010
                                         ----------------       --------      ---------------
                                         ----------------       --------      ---------------

    During the nine-month period ended December 31, 1996, the three-month period ended March 27, 1996 and the year ended December 31, 1995, paperboard was sold to Igaras totaling approximately $4.8 million, $0.3 million and $6.0 million, respectively. The amount of the carrying value of the investment in Igaras at December 31, 1996 differs from the underlying equity in net assets by $14.5 million and relates to the write-down of this investment to estimated fair value in purchase accounting and to the elimination of profit in Igaras's ending inventory. The amount of the carrying value of the investment in Igaras at December 31, 1995 differs from the underlying equity in net assets by $0.1 million and relates to the elimination of profit in Igaras's ending inventory. Included in Receivables at December 31, 1996 and 1995 were amounts due from Igaras of $4.2 million and $0.6 million, respectively.

    The amount of the Company's portion of Igaras's undistributed earnings at December 31, 1996 and 1995 was approximately $12.2 million and $32.8 million, respectively. The amount of dividends received from Igaras during the nine months ended December 31, 1996, the three months ended March 27, 1996 and the year ended December 31, 1995 were $5.0, nil and $16.1 million, respectively.

                            RIVERWOOD HOLDING, INC.

NOTE 7 -- OTHER ASSETS

    Other Assets included the following at December 31:

                                                        COMPANY   PREDECESSOR
                                                       ---------  -----------
(IN THOUSANDS OF DOLLARS)                                1996        1995
-----------------------------------------------------  ---------  -----------
Patents, licenses, and trademarks....................  $  61,376   $   9,827
Deferred start-up costs..............................        809      15,680
Other................................................     --           5,765
                                                       ---------  -----------
  Total amortizable assets...........................     62,185      31,272
Less, accumulated amortization.......................      2,281       7,246
                                                       ---------  -----------
                                                          59,904      24,026
Deferred debt issuance costs, net....................     68,247      13,492
Pension assets.......................................     13,880      33,818
Capitalized spare parts..............................      9,440       1,054
Deferred design costs................................      1,229       8,852
Other................................................      4,269       6,290
                                                       ---------  -----------
                                                       $ 156,969   $  87,532
                                                       ---------  -----------
                                                       ---------  -----------

NOTE 8 -- SHORT-TERM DEBT

    Short-term debt at December 31 consisted of the following:

                                                          COMPANY    PREDECESSOR
                                                        -----------  -----------
(IN THOUSANDS OF DOLLARS)                                  1996         1995
------------------------------------------------------  -----------  -----------
Short-term borrowings.................................   $   6,919    $  10,489
Current portion of long-term debt.....................      11,254       50,203
                                                        -----------  -----------
                                                         $  18,173    $  60,692
                                                        -----------  -----------
                                                        -----------  -----------

    In connection with the Merger, the Company called $125 million of Convertible Subordinated Notes, of which $6.1 million was not redeemed at December 31, 1996 and is included in current portion of long-term debt.

    Short-term borrowings were principally at the Company's international subsidiaries. The weighted average interest rate on short-term borrowings as of December 31, 1996 and 1995 was 8.9 percent and 9.3 percent, respectively.

NOTE 9 -- COMPENSATION AND EMPLOYEE BENEFITS

    Accruals for future compensated employee absences, principally vacation, were $18.0 million and $21.3 million at December 31, 1996 and 1995, respectively, and were included in Compensation and employee benefits on the Consolidated Balance Sheets.

                            RIVERWOOD HOLDING, INC.

NOTE 10 -- LONG-TERM DEBT

    In connection with the Merger, the Company entered into the Senior Secured Credit Agreement with certain lenders providing the Senior Secured Credit Facilities with aggregate commitments not to exceed $1,550 million, including the $1,150 million Term Loan Facility and the $400 million Revolving Facility. In addition, RIMI, entered into the Machinery Credit Agreement providing for the $140 million Machinery Facility with certain lenders for the purpose of financing or refinancing packaging machinery. In connection with the Merger, the Company also completed the Notes Offering of $250 million aggregate principal amount of 10 1/4% Notes due 2006 and $400 million aggregate principal amount of 10 7/8% Senior Subordinated Notes due 2008. Furthermore, substantially all outstanding indebtedness (with certain limited exceptions) and packaging machinery leasing obligations of RIC and its subsidiaries were repaid or terminated in connection with the Merger.

    The Term Loan Facility will mature in 2004, the Revolving Facility will mature in 2003 and the Machinery Facility will mature in 2001, with all amounts then outstanding becoming due. The loans under the Facilities bear interest at floating rates based upon the interest rate option elected by the Company.

    On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment for cash of approximately $550 million (see Note 25). The Company applied $400.0 million of the sale proceeds to repay term loans under the Term Loan Facility, including approximately $375.0 million of tranche "A" term loans, approximately $18.4 million of tranche "B" term loans and approximately $6.6 million of tranche "C" term loans. The Company applied the remaining sale proceeds to outstanding revolving credit borrowings under the Revolving Credit Facility. This application of proceeds did not involve any revolving credit commitment reduction. Such commitment remains at $400 million.

    The initial application of the interest coverage covenant under the Credit Agreements is as of December 1996. The Credit Agreements impose restrictions on the Company's ability to make capital expenditures and both the Credit Agreements and the Indentures governing the Notes limit the Company's ability to incur additional indebtedness. Such restrictions, together with the highly leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to meet its capital spending program, to provide for unanticipated capital investments or to take advantage of business opportunities. The covenants contained in the Credit Agreements also, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur guarantee obligations, repay the Notes, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates, and otherwise restrict corporate activities. The covenants contained in the Indentures governing the Notes also impose restrictions on the operation of the Company's businesses. Holding and RIC Holding are holding companies with no significant independent operations and no significant assets other than their investments in the capital stock of RIC Holding and Riverwood, respectively.

    Also, in connection with the sale of substantially all of the assets of the U.S. Timberlands/Wood Products business segment, financial and other covenants in the Company's Credit Agreements have been modified to reflect the sale as well as the Company's financial results and market and operating conditions. Covenant modifications under the Credit Agreements included the addition of a minimum EBITDA requirement, the elimination of a maximum leverage ratio, the reduction of the interest coverage

                            RIVERWOOD HOLDING, INC.

NOTE 10 -- LONG-TERM DEBT (CONTINUED)
ratio, the reduction of minimum consolidated net worth requirements, the reduction in capital expenditure limits and a reduction in management stock repurchase limits. The Company was in compliance with the covenants in the Credit Agreements at December 31, 1996.

    At December 31, 1996, the Company and its U.S. and international subsidiaries had the following amounts undrawn under revolving credit facilities:

                                                                         TOTAL AMOUNT
                                                    TOTAL AMOUNT OF     OUTSTANDING AT     TOTAL AMOUNT AVAILABLE
(IN THOUSANDS OF DOLLARS)                             COMMITMENTS      DECEMBER 31, 1996    AT DECEMBER 31, 1996
--------------------------------------------------  ----------------  -------------------  ----------------------
Revolving Facility................................    $    400,000        $   101,300           $    298,700
Machinery Facility................................         140,000             25,000                 29,000
International facilities..........................          47,861             33,630                 14,231
                                                    ----------------       ----------             ----------
                                                      $    587,861        $   159,930           $    341,931
                                                    ----------------       ----------             ----------
                                                    ----------------       ----------             ----------

    The Machinery Facility availability is limited by a borrowing base.

    During 1995, the maturity of a $37 million revolving credit facility used in the Company's Australian operations was extended from September 1995 to September 1998. At December 31, 1996 and 1995, $27 million and $30 million, respectively, were outstanding under this facility and were classified as long-term debt. Subsequent to November 30, 1996, the commitment for the Australian revolving facility was reduced to approximately $32 million.

                            RIVERWOOD HOLDING, INC.

NOTE 10 -- LONG-TERM DEBT (CONTINUED)
    Long-Term Debt, excluding Long-Term Debt to Affiliate, at December 31 consisted of the following:

                                                                      COMPANY    PREDECESSOR
                                                                     ----------  ----------
(IN THOUSANDS OF DOLLARS)                                               1996        1995
-------------------------------------------------------------------  ----------  ----------
10 1/4% Senior Notes due 2006......................................  $  250,000  $   --
10 7/8% Senior Subordinated Notes due 2008.........................     400,000      --
Term Loan Facility with interest payable at various dates less than one year at floating rates (8.0 percent to 9.13 percent at
  December 31, 1996), payable through 2004.........................     750,000      --
Revolving Facility with interest payable at various dates less than one year at floating rates (8.04 percent to 9.75 percent at
  December 31, 1996), payable in 2003..............................     101,300      --
Machinery Facility with interest payable at various dates less than one year at floating rates (8.13 percent at December 31, 1996),
  payable in 2001..................................................      25,000      --
Notes with interest payable semi-annually at 10.75 percent, payable
  in 2000..........................................................         529     150,000
Notes II with interest payable semi-annually at 10.75 percent, paid
  in 1996..........................................................      --          37,500
Senior Subordinated Notes with interest payable semi-annually at
  11.25 percent, payable in 2002...................................         804     250,000
Senior Subordinated Notes II with interest payable semi-annually at
  11.25 percent, paid in 1996......................................      --          62,500
Convertible Subordinated Notes with interest payable semi-annually at 6.75 percent, payable in 2003, convertible beginning March 27,
  1996.............................................................       6,141     125,000
Senior Subordinated Notes with interest payable semi-annually at
  10.375 percent, payable in 2004..................................          15     100,000
Notes payable to insurance companies with interest payable semi-
  annually from 8.84 to 10.48 percent, paid in 1996................      --         139,581
Notes payable to banks with interest payable no less often than
  quarterly at floating rates, paid in 1996........................      --         120,000
Note payable to a bank with interest payable no less often than
  quarterly at floating rates, paid in 1996........................      --          45,000
Pollution control revenue bonds with interest payable semi-annually
  at 6.25 percent, payable through 2007............................       1,000       8,500
Notes payable to individuals with interest payable in January 1998
  at 6.0 percent, payable January 1998.............................       5,256      11,305
International notes payable to banks with interest payable at various dates less than one year at interest rates ranging from
  4.0 percent to 7.5 percent at December 31, 1996, payable through
  1998.............................................................      33,247      33,670
Capitalized leases with interest payable from 6.52 percent to 10.25
  percent, payable through 2002....................................       5,185       8,285
Other..............................................................          36          83
                                                                     ----------  ----------
                                                                      1,578,513   1,091,424
Less, current portion..............................................      11,254      50,203
                                                                     ----------  ----------
                                                                     $1,567,259  $1,041,221
                                                                     ----------  ----------
                                                                     ----------  ----------

                            RIVERWOOD HOLDING, INC.

NOTE 10 -- LONG-TERM DEBT (CONTINUED)
    The Term Loan Facility, the Revolving Facility and the Machinery Facility were collateralized by substantially all of the net assets (including the capital stock of certain international subsidiaries) of the Company.

    Debt to Affiliate at December 31, 1995 consisted of obligations to Johns Manville. These obligations were repaid in connection with the Merger. Interest expense to Manville totaled approximately $0.2 million, $1.0 million and $0.7 million for the three months ended March 27, 1996, and the years ended December 31, 1995 and 1994, respectively.

    Long-term debt maturities and expirations of funded long-term working capital commitments at December 31, 1996, were as follows:

(IN THOUSANDS OF DOLLARS)
---------------------------------------------------------------------------------------------------
1997...............................................................................................  $      11,254
1998...............................................................................................         39,728
1999...............................................................................................         28,675
2000...............................................................................................         81,509
2001...............................................................................................        150,448
After 2001.........................................................................................      1,266,899
                                                                                                     -------------
                                                                                                     $   1,578,513
                                                                                                     -------------
                                                                                                     -------------

NOTE 11 -- REDEEMABLE COMMON STOCK

    During the nine months ended December 31, 1996, Holding completed an offering of Holding Common Stock to certain members of management and key employees of the Company. As of December 31, 1996, the Company had issued 111,900 shares of Class A Common Stock to Management Investors at fair value for gross cash proceeds of $11.2 million, less issuance costs of $0.1 million. In certain circumstances the Management Investors can require the Company to repurchase their shares of Class A Common Stock at fair market value as determined by the Executive Committee of the Board of Directors. These shares are classified as Redeemable Common Stock on the Consolidated Balance Sheets and are carried at their redemption value at December 31, 1996. Accordingly, the difference between the original issue price of $100 per share and the redemption value at December 31, 1996 of $85 per share as determined by the Executive Committee of the Board of Directors is accounted for as a credit to Capital in Excess of Par Value. There were no redemptions of Redeemable Common Stock during the nine months ended December 31, 1996.

    In connection with the issuance of Redeemable Common Stock to Management Investors, the Company has guaranteed loans, with full recourse, from a bank to certain Management Investors totaling approximately $2.6 million at December 31, 1996. The Company and the bank have the right to recover the loan proceeds from a Management Investor's personal assets, including the purchased stock, in the event of default.

NOTE 12 -- NONREDEEMABLE COMMON STOCK

    On March 27, 1996, Holding completed an offering of 7,000,000 shares of Class A Common Stock with a par value of $0.01 per share to certain institutional investors for $700 million. Total Class A Common Stock authorized for issuance at December 31, 1996 was 9,000,000 shares, of which amount 7,111,900 shares were outstanding, including 111,900 shares issued to Management Investors as

                            RIVERWOOD HOLDING, INC.

NOTE 12 -- NONREDEEMABLE COMMON STOCK (CONTINUED)
Redeemable Common Stock (see Note 11). Also on March 27, 1996, Holding completed an offering of 500,000 shares of Class B Common Stock with a par value of $0.01 per share to an institutional investor for $50 million. Total Class B Common Stock, which is non-voting, authorized for issuance at December 31, 1996 was 3,000,000 shares, of which 500,000 shares were outstanding.

NOTE 13 -- STOCK INCENTIVE PLANS

    On June 4, 1996, the Management Investors received a total of 296,550 non-qualified options to purchase additional shares of redeemable Class A Common Stock for $100 per share (the "Stock Options"). Of these Stock Options, 223,800 options vest over a five-year period and 72,750 options have accelerated vesting based on achievement of certain financial goals or on December 4, 2005, whichever occurs first. As of December 31, 1996, no Stock Options were exercised, canceled or had vested.

    The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for the Stock Options. Accordingly, under fixed plan accounting, no compensation expense has been recognized for the Stock Options as the exercise price approximated fair value at the date of grant. Had compensation expense for the Company's 1996 grants of Stock Options been determined in accordance with Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company's Net Loss for the nine months ended December 31, 1996 would approximate $106.0 million. The fair value of the Stock Options was estimated to be $22.36 per option on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of zero, no volatility, risk-free interest rate of 6.53 percent, a zero forfeiture rate and an expected life of four years. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

    In 1992, Predecessor adopted the Riverwood International Corporation 1992 Long-Term Incentive Plan and in 1994, the Predecessor adopted the Riverwood International Corporation 1994 Long-Term Incentive Plan (the "Incentive Plans"). The Incentive Plans permitted the granting of stock options, stock appreciation rights, restricted stock units, performance units, dividend equivalents and other awards valued in whole or in part by reference to or otherwise based on the Company's common stock. Prior to 1993, no awards had been granted under terms of the Incentive Plans. In conjunction with the Merger, the Predecessor's Incentive Plans were terminated and all outstanding restricted stock units and stock appreciation rights were exercised at a price of $20.25 per unit/right.

NOTE 14 -- CURRENCY TRANSLATION ADJUSTMENT

    An analysis of changes in the Cumulative Currency Translation Adjustment included in Shareholders' Equity at December 31 was as follows:

                                                                    PREDECESSOR
                                         COMPANY       --------------------------------------
                                    -----------------  THREE MONTHS  YEAR ENDED   YEAR ENDED
                                       NINE MONTHS        ENDED       DECEMBER     DECEMBER
                                          ENDED         MARCH 27,        31,          31,
(IN THOUSANDS OF DOLLARS)           DECEMBER 31, 1996      1996         1995         1994
----------------------------------  -----------------  ------------  -----------  -----------
Cumulative currency translation
  adjustment at beginning of
  period..........................      $  --           $  (10,470)   $ (18,511)   $ (37,926)
Currency translation
  adjustments.....................          8,121             (989)       8,126       19,450
Income taxes related to currency
  translation adjustments.........             (4)          --              (85)         (35)
                                          -------      ------------  -----------  -----------
                                        $   8,117       $  (11,459)   $ (10,470)   $ (18,511)
                                          -------      ------------  -----------  -----------
                                          -------      ------------  -----------  -----------

                            RIVERWOOD HOLDING, INC.

NOTE 15 -- CONTINGENCIES AND COMMITMENTS

    Total rental expense was approximately $14.3 million in the nine-month period ended December 31, 1996, $3.8 million in the three-month period ended March 27, 1996, $21.7 and $10.2 for the years ended December 31, 1995 and 1994, respectively.

    At December 31, 1996, total commitments of the Company under long-term, noncancelable contracts were as follows:

(IN THOUSANDS OF DOLLARS)
-------------------------------------------------------------------------------------------------------
1997...................................................................................................  $  13,108
1998...................................................................................................     12,174
1999...................................................................................................     10,655
2000...................................................................................................      9,326
2001...................................................................................................      7,353
After 2001.............................................................................................     18,016
                                                                                                         ---------
                                                                                                         $  70,632
                                                                                                         ---------
                                                                                                         ---------

    The Company is committed to compliance with all applicable laws and regulations throughout the world. Environmental law is, however, dynamic rather than static. As a result, costs, which are unforeseeable at this time, may be incurred when new laws are enacted, and when environmental agencies promulgate or revise rules and regulations.

    In late 1993, the EPA proposed the cluster rules that would mandate more stringent controls on air and water discharges from the United States pulp and paper mills. In 1996, the EPA released additional clarification of the proposed cluster rules. Based on this new information, the Company expects that the cluster rules may be finally promulgated in 1997 and estimates the capital spending that may be required to comply with the cluster rules could reach $55 million to be spent at its two U.S. paper mills over an eight-year period beginning in 1997.

    The DEQ notified the Predecessor by letters, dated December 19, 1995, that the Predecessor may be liable for the remediation of the release or threat of release of hazardous substances at a wood treatment site in Shreveport, Louisiana that the Predecessor or its predecessor previously operated, and at a former oil refinery site in Caddo Parish, Louisiana that the Company currently owns. Neither the Company nor the Predecessor ever operated the oil refinery. In response to the DEQ, the Company has provided additional information to the DEQ concerning these sites and has commenced its own evaluation of any claims and remediation liabilities for which it may be responsible. The Company received a letter from the DEQ dated May 20, 1996, requesting a plan for soil and groundwater sampling of the wood treatment site. The Company first met with the DEQ on July 18, 1996, and then submitted a soil sampling plan to the DEQ. The Company expects approval of this sampling plan in the first half of 1997. On September 6, 1996, the Company received from the DEQ a letter requesting remediation of the former oil refinery site in Caddo Parish, Louisiana. The Company met with the DEQ on February 17, 1997 to discuss these matters. The DEQ has requested that the Company enter into a cooperative agreement to perform a phased-in approach for evaluating soil and groundwater conditions at the Shreveport site. The Company is in discussions with the DEQ regarding the participation of other responsible parties in any clean-up of hazardous substances at both of these sites.

                            RIVERWOOD HOLDING, INC.

NOTE 15 -- CONTINGENCIES AND COMMITMENTS (CONTINUED)
    The Company is engaged in environmental remediation projects for certain properties currently owned or operated by the Company and certain properties divested by the Company for which responsibility was retained for pre-existing conditions. The Company's costs in some instances cannot be estimated until the remediation process is substantially underway. To address these contingent environmental costs, the Company has accrued reserves where such costs are probable and can be reasonably estimated. The Company believes that, based on current information and regulatory requirements, the accruals established by the Company for environmental expenditures are adequate. Based on current knowledge, to the extent that additional costs may be incurred that exceed the accrued reserves, such amounts are not expected to have a material impact on the results of operations, cash flows or financial condition of the Company, although no assurance can be given that material costs will not be incurred in connection with clean-up activities at these properties, including the Shreveport and Caddo Parish sites referred to above.

    The Company is party to a number of lawsuits arising out of the conduct of its business. While there can be no assumptions as to their outcome, the Company does not believe that these lawsuits will have a material impact on the results of operations, cash flows or financial condition of the Company.

    On December 6, 1995, Forrest Kelly Clay, a former shareholder of the Predecessor, commenced a purported class action lawsuit in the United States District Court for the Northern District of Georgia, against the Company and certain officers of the Company (the "Individual Defendants," and together with the Company, the "Defendants"). In his complaint, Clay alleges that the Defendants violated the federal securities laws by disseminating misleading statements and by omissions concerning the strategic alternatives that the Predecessor was considering, including its potential sale to a third-party investor. The complaint also alleged that the Individual Defendants, through their exercise of stock appreciation rights ("SARs"), violated the federal securities laws by trading in the Predecessor's securities while in possession of material, non-public information. The complaint generally seeks damages in an unspecified amount, as well as other relief. On January 29, 1996, Defendants filed a motion to dismiss the complaint for failure to state a claim and failure to plead fraud with particularity. On March 29, 1996, the Court denied Defendants' motion to dismiss and allowed limited discovery to proceed with regard to statements attributable to the Company and the nature of the SARs. That discovery is now complete, and plaintiff has twice amended his complaint (each time putting forward the same claims made in the initial complaint but amending certain of the factual allegations). On November 1, 1996, the Defendants moved to dismiss the amended complaint, noting (i) none of the statements attributable to the Company concerning its review of strategic alternatives was false and (ii) that there is no causal relationship between plaintiff's purchase of Riverwood common stock and the Individual Defendants' exercise of SARs. That motion has been fully briefed and is currently before the Court.

                            RIVERWOOD HOLDING, INC.

NOTE 16 -- PENSIONS (CONTINUED)

U.S. HOURLY AND SALARIED PENSION PLANS

    All of the Company's U.S. hourly union employees are participants in the Company's noncontributory defined benefit hourly plan (the "Hourly plan"). The pension expense of the Hourly plan is based primarily on years of service and the pension rate near retirement. The Company's U.S. salaried and nonunion hourly employees are participants in the Company's noncontributory defined benefit plan that was established during 1992 (the "Salaried plan").

    The Company's funding policies with respect to its U.S. pension plans are to contribute funds to trusts as necessary to at least meet the minimum funding requirements of the U.S. Internal Revenue Code. Plan assets are invested primarily in equities and fixed income securities.

    (A) PENSION EXPENSE

    The pension expense related to the Hourly plan and Salaried plan consisted of the following:

                                COMPANY                        PREDECESSOR
                            ---------------  -----------------------------------------------
                              NINE MONTHS    THREE MONTHS
                                 ENDED           ENDED        YEAR ENDED       YEAR ENDED
                             DECEMBER 31,      MARCH 27,     DECEMBER 31,     DECEMBER 31,
                                 1996            1996            1995             1994
                            ---------------  -------------  ---------------  ---------------
                             (IN THOUSANDS
                              OF DOLLARS)
Service costs -- benefits
  earned during the
  period..................     $   3,925       $   1,482       $   4,001        $   5,102
Interest cost on projected
  benefit obligation......        10,141           3,197          12,928           12,057
Estimated return on
  assets:
-- actual (gain) loss.....       (17,056)           (970)        (41,716)           7,590
-- deferred gain (loss)...         3,450          (3,180)         27,751          (22,788)
Net amortization and
  deferral................        --                 (98)         (1,251)            (254)
                            ---------------  -------------  ---------------  ---------------
                               $     460       $     431       $   1,713        $   1,707
                            ---------------  -------------  ---------------  ---------------
                            ---------------  -------------  ---------------  ---------------

    Certain assumptions used in determining the pension expense related to the Hourly plan and Salaried plan were as follows:

                                          COMPANY                           PREDECESSOR
                                    -------------------  -------------------------------------------------
                                        NINE MONTHS       THREE MONTHS      YEAR ENDED       YEAR ENDED
                                           ENDED              ENDED        DECEMBER 31,     DECEMBER 31,
                                     DECEMBER 31, 1996   MARCH 27, 1996        1995             1994
                                    -------------------  ---------------  ---------------  ---------------
Discount rates....................            7.50%              7.00%            9.00%            7.00%
Rates of increase in future
  compensation levels.............            4.50%              5.50%            5.50%            5.50%
Expected long-term rates of return
  on assets.......................            9.50%              9.00%            9.00%            9.00%

                            RIVERWOOD HOLDING, INC.

NOTE 16 -- PENSIONS (CONTINUED)
    (B) FUNDED STATUS

    The following table sets forth the funded status of the Company's Hourly plan and Salaried plan as of December 31:

                                                    COMPANY                 PREDECESSOR
                                            ------------------------  ------------------------
                                                      1996                      1995
                                            ------------------------  ------------------------
                                              ASSETS     ACCUMULATED    ASSETS     ACCUMULATED
                                              EXCEED      BENEFITS      EXCEED      BENEFITS
                                            ACCUMULATED    EXCEED     ACCUMULATED    EXCEED
                                             BENEFITS      ASSETS      BENEFITS      ASSETS
                                            -----------  -----------  -----------  -----------
                                                        (IN THOUSANDS OF DOLLARS)
Actuarial present value of:
  Vested benefit obligation...............   $ 171,501    $     843    $  63,700    $ 108,224
                                            -----------  -----------  -----------  -----------
  Accumulated benefit obligation..........   $ 175,399    $     930    $  63,955    $ 113,721
                                            -----------  -----------  -----------  -----------
  Projected benefit obligation............   $ 184,879    $   2,008    $  63,955    $ 130,374
Plan assets at fair value.................     202,543       --           69,198      125,610
                                            -----------  -----------  -----------  -----------
Plan assets in excess of (less than)
  projected benefit obligation............      17,664       (2,008)       5,243       (4,764)
Unrecognized net loss (gain)..............      (4,764)         116        8,366       23,597
Unrecognized prior service cost
  (benefit)...............................         980       --            5,135         (287)
Unrecognized net transition asset.........      --           --           (4,826)      (3,260)
                                            -----------  -----------  -----------  -----------
Net pension asset (liability).............   $  13,880    $  (1,892)   $  13,918    $  15,286
                                            -----------  -----------  -----------  -----------
                                            -----------  -----------  -----------  -----------

    Projected benefit obligations were determined using a discount rate of 7.5 percent in 1996 and 7.0 percent in 1995. The rate of increase in future compensation levels for the Salaried plan was 4.5 percent and 5.5 percent in 1996 and 1995, respectively. The vested benefit obligation reflects the benefits the employees would be entitled to receive if the employees were to terminate their employment immediately.

    On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment (see Note 25). Accordingly, the pension expense related to the U.S. Timberlands/Wood Products employees was included through the date of sale and the funded status of the U.S. Timberlands/Wood Products portion of the pension plan was excluded from the funded status as of December 31, 1996. In connection with this sale, pension benefits were curtailed. Accordingly, the pension benefit obligation was reduced by approximately $2.7 million and was recorded as an adjustment to the market value of assets acquired in the Merger.

    As of December 31, 1996 and 1995, accrued retirement contributions for both the Hourly plan and the Salaried plan included in Compensation and employee benefits on the Consolidated Balance Sheets were nil and $3.7 million, respectively.

    During 1995, the accumulated benefit obligation under the Salaried plan exceeded such plan's assets. Effective December 31, 1994, three hourly pension plans were merged into one plan with plan assets exceeding accumulated benefits. The credit to shareholders' equity for 1994 was $4.2 million.

                            RIVERWOOD HOLDING, INC.

NOTE 16 -- PENSIONS (CONTINUED)
INTERNATIONAL PENSION PLANS

    (A) PENSION EXPENSE

    The international defined benefit pension plans are both noncontributory and contributory and are funded in accordance with applicable local laws. Assets of the funded plans are invested primarily in equities and fixed income securities. The pension or termination benefits are based primarily on years of service and the employees' compensation.

    The pension expense related to the international plans consisted of the following:

                                 COMPANY                           PREDECESSOR
                            -----------------  ---------------------------------------------------
                                               THREE MONTHS
                               NINE MONTHS         ENDED
                                  ENDED          MARCH 27,       YEAR ENDED         YEAR ENDED
(IN THOUSANDS OF DOLLARS)   DECEMBER 31, 1996      1996       DECEMBER 31, 1995  DECEMBER 31, 1994
--------------------------  -----------------  -------------  -----------------  -----------------
Service costs--benefits
  earned during the
  period..................      $   1,683        $     552        $   2,337          $   2,498
Interest cost on projected
  benefit obligation......          3,682            1,208            4,444              4,735
Estimated return on
  assets:
  -- actual (gain) loss...         (4,914)          (1,612)          (9,417)               805
  -- deferred gain
  (loss)..................            544              178            4,392             (5,738)
Net amortization and
  deferral................         --                   (1)          --                    121
                                  -------      -------------        -------            -------
                                $     995        $     325        $   1,756          $   2,421
                                  -------      -------------        -------            -------
                                  -------      -------------        -------            -------

    Certain assumptions used in determining the pension expense related to the international plans were as follows:

                                                                       PREDECESSOR
                                         COMPANY       -------------------------------------------
                                    -----------------  THREE MONTHS
                                       NINE MONTHS         ENDED       YEAR ENDED     YEAR ENDED
                                          ENDED          MARCH 27,    DECEMBER 31,   DECEMBER 31,
                                    DECEMBER 31, 1996      1996           1995           1994
                                    -----------------  -------------  -------------  -------------
Discount rates....................        6.5-8.0%         6.5-8.0%       6.5-9.0%       5.0-8.0%
Rates of increase in future
  compensation levels.............        2.5-6.5%         2.5-6.5%       2.5-7.5%       3.0-7.0%
Expected long-term rates of return
  on assets.......................        6.5-9.5%         6.5-9.5%       6.5-9.5%       5.0-9.0%

    Approximately 330 employees participate in a multi-employer pension plan that provides defined benefits to employees under certain union-employer organization agreements. Pension expense for this plan was $2.5 million, $0.9 million, $2.5 million and $2.1 million in the nine-month period ended December 31, 1996, the three-month period ended March 27, 1996 and in fiscal years 1995 and 1994, respectively.

                            RIVERWOOD HOLDING, INC.

NOTE 16 -- PENSIONS (CONTINUED)
    (B) FUNDED STATUS

    The following table sets forth the funded status of the international pension plans as of December 31:

                                                       COMPANY    PREDECESSOR
                                                     -----------  -----------
                                                        1996         1995
                                                     -----------  -----------
                                                     ACCUMULATED  ACCUMULATED
                                                      BENEFITS     BENEFITS
                                                       EXCEED       EXCEED
(IN THOUSANDS OF DOLLARS)                              ASSETS       ASSETS
---------------------------------------------------  -----------  -----------
Actuarial present value of:
  Vested benefit obligation........................   $  43,873    $  32,041
                                                     -----------  -----------
  Accumulated benefit obligation...................   $  45,245    $  33,614
                                                     -----------  -----------
  Projected benefit obligation.....................   $  75,132    $  62,448
Plan assets at fair value..........................      72,305       61,184
                                                     -----------  -----------
Plan assets less than projected benefit
  obligation.......................................      (2,827)      (1,264)
Unrecognized net loss..............................       4,012        1,662
Unrecognized prior service cost....................      --           --
Unrecognized net transition asset..................      --              (13)
                                                     -----------  -----------
Net pension asset..................................   $   1,185    $     385
                                                     -----------  -----------
                                                     -----------  -----------

    Projected benefit obligations were determined using discount rates ranging from 6.5 percent to 8.0 percent in 1996 and 6.5 percent to 9.0 percent in 1995. The rate of increase in future compensation levels ranged from 2.5 percent to
6.5 percent in 1996 and 2.5 percent to 7.5 percent in 1995. The vested benefit obligation reflects the benefits the employees would be entitled to receive if the employees were to terminate their employment immediately.

    On December 29, 1994, Predecessor sold approximately 50 percent of its investment in Igaras (see Note 27). Prior to that date, Predecessor owned 100 percent of Igaras. Accordingly, the pension expense related to Igaras's pension plan was included in the international plans' pension expense for 1994 through the date of the sale. Subsequent to December 29, 1994, neither the Company nor Predecessor consolidates Igaras, but instead reports the investment in Igaras under the equity method of accounting.

    As of December 31, 1996 and 1995, accrued retirement contributions for the international pension plans included in Compensation and employee benefits on the Consolidated Balance Sheets were $1.2 and $0.9 million, respectively.

VOLUNTARY SAVINGS AND DEFINED CONTRIBUTION PLANS

    The Company provides voluntary savings plans for eligible U.S. employees. Employees may make contributions of up to 16 percent of their compensation (6 percent pretax and 10 percent after tax). The Company matches 3 percent and may match up to a total of 6 percent of the eligible compensation, depending on the Company's performance.

                            RIVERWOOD HOLDING, INC.

NOTE 16 -- PENSIONS (CONTINUED)
    The Company's wholly owned Australian subsidiary has defined contribution plans for eligible salaried and hourly employees. Both groups of employees may contribute up to 100 percent of their compensation. Through June 30, 1995, the Predecessor was required by law to contribute 5 percent of all eligible employees' compensation. Subsequent to June 30, 1995 and during 1996, the Company and Predecessor were required by law to contribute 6 percent of all eligible employees' compensation. Furthermore, Predecessor matched up to an additional 1 percent of all employees' contributions for the first six months of 1995. Subsequent to June 30, 1995, neither the Company nor Predecessor made any further matching contributions beyond the required 6 percent.

    Contributions to these plans were $2.9 million in the nine-month period ended December 31, 1996, $1.0 million in the three-month period ended March 27, 1996, $3.5 million in fiscal year 1995 and $3.1 million in fiscal year 1994.

    Accrued savings plan contributions included in Compensation and employee benefits on the Consolidated Balance Sheets were nil and $0.5 million at December 31, 1996 and 1995, respectively.

NOTE 17 -- OTHER POSTRETIREMENT BENEFITS

    The Company sponsors defined benefit postretirement health care plans that provide medical and life insurance coverage to eligible salaried and hourly retired U.S. employees and their dependents. The base level of medical coverage is provided to the retiree at no cost. No postretirement medical benefits are offered to salaried employees who began employment after December 31, 1993.

    During 1994, the postemployment benefit plan was modified to vary cost-sharing provisions based on age and years of service of the retiree. The amount of unrecognized gain as of December 31, 1995 resulting from the 1994 plan amendments totaled approximately $8.2 million.

    The other postretirement benefits expense consisted of the following:

                                 COMPANY                            PREDECESSOR
                            -----------------  -----------------------------------------------------
                               NINE MONTHS      THREE MONTHS
                                  ENDED             ENDED          YEAR ENDED         YEAR ENDED
(IN THOUSANDS OF DOLLARS)   DECEMBER 31, 1996  MARCH 27, 1996   DECEMBER 31, 1995  DECEMBER 31, 1994
--------------------------  -----------------  ---------------  -----------------  -----------------
Service costs--benefits
  earned during the
  year....................      $     398         $     141         $     411          $     890
Interest cost on
  accumulated
  postretirement
  benefits................          1,511               491             2,248              2,526
Net amortization (gain)
  loss....................         --                  (158)             (633)                 5
                                  -------             -----           -------            -------
                                $   1,909         $     474         $   2,026          $   3,421
                                  -------             -----           -------            -------
                                  -------             -----           -------            -------
Discount rate used in
  calculation.............            7.5%              7.0%              9.0%               7.0%
                                  -------             -----           -------            -------
                                  -------             -----           -------            -------

                            RIVERWOOD HOLDING, INC.

NOTE 17 -- OTHER POSTRETIREMENT BENEFITS (CONTINUED)
    The unfunded accrued postretirement benefit obligation cost reconciled with the amounts shown in the Consolidated Balance Sheets at December 31 was as follows:

                                                          COMPANY    PREDECESSOR
                                                        -----------  -----------
(IN THOUSANDS OF DOLLARS)                                  1996         1995
------------------------------------------------------  -----------  -----------
Actuarial present value of the accumulated
  postretirement benefit obligation:
  Retirees............................................   $  17,060    $  19,543
  Fully eligible active plan participants.............       2,530        3,097
Other active plan participants........................       7,169        8,854
                                                        -----------  -----------
Accumulated postretirement benefit obligation.........      26,759       31,494
Unrecognized prior service cost.......................      --            8,233
Unrecognized net gain (loss)..........................      --           (2,874)
                                                        -----------  -----------
                                                         $  26,759    $  36,853
                                                        -----------  -----------
                                                        -----------  -----------

    The current portion of the postretirement benefit obligations were approximately $2.2 million and $2.1 million as of December 31, 1996 and 1995, respectively.

    The actuarial present values of accumulated postretirement benefit obligations were determined using a discount rate of 7.5 percent and 7.0 percent in 1996 and 1995, respectively. For measurement purposes, a 7.0 percent annual rate of increase in the per capita cost of covered medical benefits was assumed for 1996 for all current retirees. This rate was assumed to decrease gradually to 5.5 percent by the year 2002 and to remain at that level thereafter. For future retirees, a 6.0 percent annual rate of increase in the per capita cost of covered medical benefits was assumed for 1996. This rate was assumed to decrease gradually to 5.5 percent by the year 2000 and to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the actuarial present value of accumulated postretirement benefit obligation as of December 31, 1996 by $1.1 million and the aggregate of the service and interest cost components of the periodic cost for the nine months then ended by $0.1 million.

    On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment (see Note 25). Accordingly, the other postretirement benefit expense related to the U.S. Timberlands/Wood Products employees was included through the date of sale and the unfunded accrued postretirement benefit obligation cost at December 31, 1996 excluded amounts relating to the U.S. Timberlands/Wood Products business segment. In connection with this sale, postretirement benefits were curtailed. Accordingly, the unfunded accrued postretirement benefit was reduced by approximately $1.6 million and was recorded as an adjustment to the market value of assets acquired in the Merger.

NOTE 18 -- OTHER COSTS

    Other Costs include expenses associated with stock based compensation plans and other expenses related to Predecessor's review of strategic alternatives beginning in April 1995 through the date of the Merger (see Note 1). For the three-month period ended March 27, 1996 and for fiscal years

                            RIVERWOOD HOLDING, INC.

NOTE 18 -- OTHER COSTS (CONTINUED)
1995 and 1994, Predecessor recognized charges of $2.3 million, $17.8 million and $1.3 million, respectively, related to the stock based compensation plans. For business segment reporting purposes, these expenses are allocated either to the respective business segments or Corporate segment based upon the responsibility of the individuals holding or exercising the stock incentive benefits. Predecessor incurred $8.0 million and $3.7 million of other expenses in the three-month period ended March 27, 1996 and in fiscal year 1995, respectively, related to its review of strategic alternatives and included such expenses in Corporate and Eliminations for business segment reporting purposes. Additionally, in the three-month period ended March 27, 1996, the Predecessor accrued approximately $0.8 million of environmental expenses and included such expenses in Corporate and Eliminations for business segment reporting purposes.

NOTE 19 -- FOREIGN CURRENCY MOVEMENT EFFECT

    Net international currency transaction and translation gains (losses) included in determining Income from Operations for the nine-month period ended December 31, 1996, three-month period ended March 27, 1996 and fiscal years 1995 and 1994 were $1.4 million, $(0.5) million, $(0.3) million and $(6.6) million, respectively, of which $(7.6) million related to Brazil for fiscal year 1994.

NOTE 20 -- SALE OF OIL AND GAS MINERAL RIGHTS

    In October 1994, Predecessor sold certain oil and gas mineral rights on its U.S. timberlands. This sale resulted in a pretax gain of $8.9 million which was included in Other (Expense) Income, net, in the U.S. Timberlands/Wood Products business segment.

NOTE 21 -- INCOME TAXES

    Income taxes payable at December 31 consisted of the following:

                                                                          COMPANY    PREDECESSOR
                                                                        -----------  -----------
(IN THOUSANDS OF DOLLARS)                                                  1996         1995
----------------------------------------------------------------------  -----------  -----------
U.S. federal and international income taxes...........................   $   2,290    $   1,453
Deferred income taxes.................................................      --              385
State and local taxes.................................................      39,741        2,850
                                                                        -----------  -----------
                                                                         $  42,031    $   4,688
                                                                        -----------  -----------
                                                                        -----------  -----------

    Included in state and local taxes at December 31, 1996, were $36.3 million of taxes related to the Merger. Refundable amounts related to federal income taxes were nil and $4.8 million as of December 31, 1996 and 1995, respectively, and were included in Prepaid expenses. Refundable amounts related to state income taxes were $0.6 million and $3.6 million as of December 31, 1996 and 1995, respectively, and were included in Prepaid expenses.

                            RIVERWOOD HOLDING, INC.

NOTE 21 -- INCOME TAXES (CONTINUED)
    The approximate tax effects of temporary differences giving rise to net deferred tax assets at December 31 were as follows:

                                                                        COMPANY   PREDECESSOR
                                                                       ---------  -----------
  (IN THOUSANDS OF DOLLARS)                                              1996        1995
---------------------------------------------------------------------  ---------  -----------
U.S. Deferred Tax Assets:
  Federal net operating loss carryforward............................  $  57,232   $  --
  Goodwill...........................................................     16,592      --
  Other postretirement benefits......................................     11,165      --
  State and local net operating loss carryforward....................     10,100      --
  Deferred revenues..................................................      5,095      --
  Other compensation and benefits....................................      4,526       6,192
  Inventories........................................................     --           4,878
  Vacation and holiday wages and salaries............................      3,319       3,975
  Environmental reserve..............................................      2,763      --
    Doubtful accounts................................................      2,213          52
  State and local benefit............................................        985      --
  Other..............................................................      7,444       2,342
                                                                       ---------  -----------
                                                                         121,434      17,439
                                                                       ---------  -----------
International Deferred Tax Assets:
  Revaluation of assets..............................................     10,682      --
  Net operating loss carryforwards...................................      3,930       6,112
  Inventories........................................................     --           5,606
  Compensation and benefits..........................................      1,494       1,317
  Other..............................................................        659       3,935
                                                                       ---------  -----------
                                                                          16,765      16,970
                                                                       ---------  -----------
Total Deferred Tax Assets............................................    138,199      34,409
                                                                       ---------  -----------
U.S. Deferred Tax Liabilities:
  Property, plant and equipment......................................     54,188      --
  Inventories........................................................      6,678       6,315
  Deferred state and local...........................................      2,815      --
  Other..............................................................      1,937           7
                                                                       ---------  -----------
                                                                          65,618       6,322
                                                                       ---------  -----------
International Deferred Tax Liabilities...............................      1,686      --
                                                                       ---------  -----------
Total Deferred Tax Liabilities.......................................     67,304       6,322
                                                                       ---------  -----------
Net Deferred Tax Assets before Valuation Allowance...................     70,895      28,087
Less Valuation Allowance.............................................    (66,466)     (1,000)
                                                                       ---------  -----------
                                                                       $   4,429   $  27,087
                                                                       ---------  -----------
                                                                       ---------  -----------

    The current and long-term portions of the net deferred tax assets were $2.9 million and $1.5 million, respectively, in 1996 and $18.8 million and $8.3 million, respectively, in 1995.

                            RIVERWOOD HOLDING, INC.

NOTE 21 -- INCOME TAXES (CONTINUED)
    The approximate tax effects of temporary differences giving rise to the net deferred tax liabilities at December 31 were as follows:

                                                                          COMPANY    PREDECESSOR
                                                                        -----------  -----------
  (IN THOUSANDS OF DOLLARS)                                                1996         1995
----------------------------------------------------------------------  -----------  -----------
U.S. Deferred Tax Assets:
  Other postretirement benefits.......................................   $  --        $  12,132
  State and local benefit.............................................      --           15,817
  Federal net operating loss carryforward.............................      --           29,162
  Credit for prior year minimum tax carryforward......................      --           24,218
  State and local net operating loss carryforward.....................      --            9,680
  Other...............................................................      --            4,354
                                                                        -----------  -----------
                                                                            --           95,363
                                                                        -----------  -----------
International Deferred Tax Assets:
  Revaluation of assets...............................................      23,912       --
  Net operating loss carryforwards....................................       9,785        1,772
  Capital lease obligation............................................       1,103        1,233
  Other...............................................................       1,104          358
                                                                        -----------  -----------
                                                                            35,904        3,363
                                                                        -----------  -----------
Total Deferred Tax Assets.............................................      35,904       98,726
                                                                        -----------  -----------
U.S. Deferred Tax Liabilities:
  Property, plant and equipment.......................................      --          157,092
  Deferred state and local taxes......................................      --           45,191
  Timber and timberlands..............................................      --           66,841
  Leasing arrangements................................................      --           12,500
  Pensions............................................................      --           11,836
  Deferred start-up costs.............................................      --            4,326
  Other...............................................................      --            5,996
                                                                        -----------  -----------
                                                                            --          303,782
                                                                        -----------  -----------
International Deferred Tax Liabilities:
  Property, plant and equipment.......................................      25,530       25,657
  Other...............................................................       4,543          992
                                                                        -----------  -----------
                                                                            30,073       26,649
                                                                        -----------  -----------
Total Deferred Tax Liabilities........................................      30,073      330,431
                                                                        -----------  -----------
Net Deferred Tax (Assets) Liabilities before Valuation Allowance......      (5,831)     231,705
Add Valuation Allowance...............................................      25,553          875
                                                                        -----------  -----------
                                                                         $  19,722    $ 232,580
                                                                        -----------  -----------
                                                                        -----------  -----------

    The current and long-term portions of the net deferred tax liabilities were nil and $19.7 million, respectively, in 1996 and $0.4 million and $232.2 million, respectively, in 1995.

                            RIVERWOOD HOLDING, INC.

NOTE 21 -- INCOME TAXES (CONTINUED)
    The Company has assessed its earnings history and trends, sales backlog, budgeted pretax earnings, deferred tax liabilities against which deferred tax assets could be offset, and expiration dates of carryforwards and has determined that, as of December 31, 1996, it is more likely than not that $4.4 million of deferred tax assets will be realized. The valuation allowance of $92.0 million at December 31, 1996 is maintained on net deferred tax assets for which the Company has not determined that realization is more likely than not. The amounts of deferred tax assets and liabilities are subject to change pending the filing of the federal income tax return for the period ended on the Merger date. The Company will continue to assess the valuation allowance and make adjustments as appropriate.

    The U.S. federal net operating loss carryforward amount totals $168.3 million which expires in 2012. International net operating loss carryforward amounts total $35.9 of which $9.1 million expire through 2002 and $26.8 million have no expiration date.

    The U.S. and international components of (Loss) Income from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates consisted of the following:

                                COMPANY                       PREDECESSOR
                            ---------------  ----------------------------------------------
                              NINE MONTHS    THREE MONTHS
                                 ENDED          ENDED        YEAR ENDED       YEAR ENDED
                             DECEMBER 31,     MARCH 27,     DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS OF DOLLARS)        1996            1996           1995             1994
--------------------------  ---------------  ------------  ---------------  ---------------
U.S. .....................    $  (142,884)    $   (6,223)     $  36,543        $  45,220
International.............           (840)        (4,190)        (7,141)          19,217
                            ---------------  ------------  ---------------  ---------------
                              $  (143,724)    $  (10,413)     $  29,402        $  64,437
                            ---------------  ------------  ---------------  ---------------
                            ---------------  ------------  ---------------  ---------------

    The provision for income tax expense (benefit) on (Loss) Income from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates consisted of the following:

                                 COMPANY                         PREDECESSOR
                            -----------------  -----------------------------------------------
                                               THREE MONTHS
                               NINE MONTHS         ENDED        YEAR ENDED       YEAR ENDED
                                  ENDED          MARCH 27,     DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS OF DOLLARS)   DECEMBER 31, 1996      1996            1995             1994
--------------------------  -----------------  -------------  ---------------  ---------------
Current
  U.S. federal............      $  --            $  --           $   5,180        $  11,957
  U.S. state and local....          2,700            1,084           2,942            2,130
  International...........            430           (1,241)          3,628            5,929
                                  -------      -------------  ---------------  ---------------
Total Current.............          3,130             (157)         11,750           20,016
                                  -------      -------------  ---------------  ---------------
Deferred
  U.S. ...................         --               (3,519)         13,477           30,068
  International...........          1,050              240          (6,430)           4,104
                                  -------      -------------  ---------------  ---------------
Total Deferred............          1,050           (3,279)          7,047           34,172
                                  -------      -------------  ---------------  ---------------
                                $   4,180        $  (3,436)      $  18,797        $  54,188
                                  -------      -------------  ---------------  ---------------
                                  -------      -------------  ---------------  ---------------

    The reported amount of income tax expense (benefit) on (Loss) Income from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates differed from the amount of income tax (benefit) expense that would result from applying the U.S. federal statutory income tax rate to (Loss)

                            RIVERWOOD HOLDING, INC.

NOTE 21 -- INCOME TAXES (CONTINUED)
Income from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates for the following reasons:

                                COMPANY                        PREDECESSOR
                            ---------------  -----------------------------------------------
                              NINE MONTHS    THREE MONTHS
                                 ENDED           ENDED        YEAR ENDED       YEAR ENDED
                             DECEMBER 31,      MARCH 27,     DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS OF DOLLARS)        1996            1996            1995             1994
--------------------------  ---------------  -------------  ---------------  ---------------
U.S. federal statutory
  (benefit) expense.......     $ (50,303)      $  (3,649)      $  10,291        $  22,553
Increase (decrease)
  resulting from:
  Sale of Igaras..........        --              --              --               27,522
  Igaras dividend.........        --                 560           7,225            2,717
International income taxes
  at higher (lower)
  rates...................         1,774             860          (1,264)          (2,213)
Goodwill amortization not
  included for tax
  purposes................        --                 130           2,107            1,023
U.S. state and local
  taxes...................        (4,446)           (340)          3,875            3,836
Change in valuation
  allowance...............        55,813            (997)         (2,452)             665
Tax rate changes..........        --              --              --                 (770)
Other, net................         1,342          --                (985)          (1,145)
                            ---------------  -------------  ---------------  ---------------
                               $   4,180       $  (3,436)      $  18,797        $  54,188
                            ---------------  -------------  ---------------  ---------------
                            ---------------  -------------  ---------------  ---------------

    During 1995, Predecessor received $16.1 million of gross dividends from Igaras, of which amount $12.1 million was a special, one-time dividend. Accordingly, the Company recognized the related income taxes and withholding taxes on these dividends during 1995.

    On December 29, 1994, Predecessor sold approximately 50 percent of its investment in Igaras for $100 million in cash after first spinning off a wholly owned subsidiary to operate the packaging machinery operations in Brazil. Prior to that date, the Company owned 100 percent of Igaras. As a result of this sale, Predecessor recorded a pretax loss of $0.6 million and an income tax expense of approximately $27.5 million. The gain on this sale was significantly higher for income tax purposes than for financial reporting purposes resulting in the additional income tax expense in 1994. In accordance with SFAS No. 109, these additional income taxes were not recognized until the sale was apparent.

    Undistributed earnings intended to be reinvested indefinitely by the international subsidiaries and equity affiliates totaled approximately $18.2 million at December 31, 1996. No U.S. deferred income tax has been recorded on these undistributed earnings.

                            RIVERWOOD HOLDING, INC.

NOTE 22 -- EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

    In October, 1996, the Company applied the proceeds from the sale of the U.S. Timberlands/Wood Products business segment (see Note 25) to loans outstanding under the Term Loan Facility and to outstanding borrowings under the Revolving Credit Facility (see Note 10). This early retirement of debt resulted in a non-cash extraordinary charge of $10.3 million, net of income taxes of $0, relating to the write-off of deferred debt issuance costs.

    On June 30, 1994, the Predecessor used the proceeds of new borrowings to prepay approximately $179 million principal of notes payable to insurance companies and banks and to pay related accrued interest and expenses of refinancing. This early retirement of debt resulted in an extraordinary charge to 1994 net earnings of $7.9 million, net of income taxes of $5.0 million.

NOTE 23 -- CHANGE IN ACCOUNTING

    In the fourth quarter of 1996, the Company adopted the LIFO method of determining the cost of principally all its inventories effective March 28, 1996. Prior to the fourth quarter of 1996, the Company determined the cost of principally all its inventory using the FIFO method. The Company believes that the LIFO method results in a better matching of current costs with current revenues. Additionally, the LIFO method is widely used in the paper products industry. This change in accounting principle was applied retroactively. Accordingly, the second and third quarters of 1996 have been restated to reflect the adoption of the LIFO method effective March 28, 1996 (see "Selected Quarterly Financial Data").

    Effective January 1, 1996, the Predecessor adopted SFAS No. 121. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangible assets, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangible assets to be disposed of. The adoption of SFAS No. 121 by the Predecessor did not have a significant impact on its operations.

NOTE 24 -- SUPPLEMENTAL CASH FLOW INFORMATION

    The following is a summary of net cash paid in connection with the Merger (see Note 1):

(IN THOUSANDS OF DOLLARS)
---------------------------------------------------------------------------------------------------
Fair value of assets acquired......................................................................  $   3,091,507
Liabilities assumed................................................................................     (1,606,100)
                                                                                                     -------------
Cash paid..........................................................................................      1,485,407
Less, cash acquired................................................................................        (26,035)
                                                                                                     -------------
Net cash paid for acquisition......................................................................  $   1,459,372
                                                                                                     -------------
                                                                                                     -------------

                            RIVERWOOD HOLDING, INC.

NOTE 24 -- SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)
    Cash paid for interest and cash paid (received), net of refunds, for income taxes was as follows:

                                COMPANY                        PREDECESSOR
                            ---------------  -----------------------------------------------
                              NINE MONTHS    THREE MONTHS
                                 ENDED           ENDED        YEAR ENDED       YEAR ENDED
                             DECEMBER 31,      MARCH 27,     DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS OF DOLLARS)        1996            1996            1995             1994
--------------------------  ---------------  -------------  ---------------  ---------------
Interest..................     $ 151,371       $  15,118       $ 109,739        $ 108,745
                            ---------------  -------------  ---------------  ---------------
                            ---------------  -------------  ---------------  ---------------
Income taxes..............     $  23,335       $    (810)      $  23,203        $  16,829
                            ---------------  -------------  ---------------  ---------------
                            ---------------  -------------  ---------------  ---------------

    At the date of the Merger, the Company purchased packaging machinery and a converting press, totaling approximately $47 million, that were previously financed under operating lease arrangements.

NOTE 25 -- DISCONTINUED OPERATIONS

    On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment for cash of approximately $550 million. In addition, the buyer assumed certain specified preclosing liabilities. Under the terms of the agreement for such sale, the Company and the buyer entered into a twenty-year supply agreement with a ten-year renewal option for the purchase by the Company, at market-based prices, of a majority of the Company's requirements for pine pulpwood and residual chips at the West Monroe Mill, as well as a portion of the Company's needs for hardwood pulpwood at the West Monroe Mill. The Company did not recognize any gain or loss on the sale.

    The operating results for the U.S. Timberlands/Wood Products business segment have been classified as discontinued operations for the period beginning March 28, 1996 through October 18, 1996 (the date of sale) in the Consolidated Statements of Operations. Discontinued operations have not been segregated in the Consolidated Statements of Cash Flows nor have they been reclassified as discontinued operations in the Predecessor's Consolidated Statements of Operations and Consolidated Balance Sheets.

    Net sales of the discontinued U.S. Timberlands/Wood Products business segment for the period beginning March 28, 1996 through October 18, 1996 (the date of sale) and income from operations for the same period was $81.1 million, and $35.5 million, respectively.

NOTE 26 -- PRO FORMA DATA

    The following unaudited pro forma financial data has been prepared assuming that the Merger and related financings were consummated on January 1, 1995 and excludes from all periods presented the results of operations of the U.S. Timberlands/Wood Products business segment which was sold on October 18, 1996 (see Note 25) and the interest and extraordinary charge on debt retired from the proceeds of such sale (see Note 22). This pro forma financial data is presented for informational

                            RIVERWOOD HOLDING, INC.

NOTE 26 -- PRO FORMA DATA (CONTINUED)
purposes and is not necessarily indicative of the operating results that would have occurred had the Merger been consummated on January 1, 1995, nor is it necessarily indicative of future operations.

                                                             YEAR ENDED                      YEAR ENDED
(IN THOUSANDS OF DOLLARS)                                DECEMBER 31, 1996               DECEMBER 31, 1995
-------------------------------------------------  ------------------------------  ------------------------------
Net Sales........................................          $    1,110,818                  $    1,199,270
                                                              -----------                     -----------
                                                              -----------                     -----------
Net Loss.........................................          $     (135,514)                 $      (61,265)
                                                              -----------                     -----------
                                                              -----------                     -----------

NOTE 27 -- BUSINESS COMBINATIONS AND DISPOSALS

    In connection with and following the Merger, the Company decided in 1996 to exit certain businesses and operating activities, including the sale or closure of the Company's last dedicated folding carton converting plant in the United States, located in Kankakee, Illinois, a packaging machinery manufacturing plant in Marietta, Georgia, a beverage multiple packaging converting plant in Bakersfield, California and the trucking transportation operations in West Monroe, Louisiana, as well as the consolidation and realignment of certain operations in the United States, Australia and Europe. The cost of exiting these businesses and operating activities was approximately $40.9 million which was accrued as a purchase accounting adjustment. These costs related principally to the severance of approximately 750 employees, relocation and other plant closure costs. At December 31, 1996, $32.6 million of this total was included in Other accrued liabilities in the Consolidated Balance Sheets and is expected to be paid out primarily in 1997 and 1998.

    In January of 1995, Predecessor acquired a 70 percent interest in the Lemaire Group, a French company which supplies beverage and folding cartons in France and central Europe from four carton converting facilities in France. Terms of the acquisition require the Company to purchase the Lemaire Group's remaining 30 percent interest in early 1998. The aggregate purchase price for a 100 percent interest in the Lemaire Group was $17.6 million, of which $6.3 million was paid in January 1995. Predecessor recorded a note payable in the amount of $11.3 million for the unpaid portion of the initial purchase price and the remaining 30 percent interest. The Company assumed this note payable in the Merger and repaid approximately $6.0 million during the nine months ended December 31, 1996. The Predecessor accounted for this business combination using the purchase method.

    On December 29, 1994, Predecessor sold approximately 50 percent of its investment in Igaras for $100 million in cash. As a result of this sale, Predecessor recorded a pretax loss of $0.6 million and an income tax expense of approximately $27.5 million (see Note 21).

NOTE 28 -- BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

    The Company reports its results in two business segments: Coated Board and Containerboard. On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/Wood Products business segment. The operating results of the U.S. Timberlands/Wood Products business segment have been classified as discontinued operations for the period beginning March 28, 1996 through the date of the sale. The results of operations of the U.S. Timberlands/Wood Products business segment have not been reclassified as discontinued operations in the Predecessor's Consolidated Statements of Operations. The Coated Board business segment includes the production and sale of coated board for packaging cartons from its West Monroe and Macon Mills and from its mill in Sweden;

                            RIVERWOOD HOLDING, INC.

NOTE 28 -- BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION (CONTINUED) carton converting facilities in the United States, Australia and Europe; and the design, manufacture and installation of packaging machinery related to the assembly of beverage cartons. The Containerboard business segment includes the production and sale of linerboard, corrugating medium and kraft paper from paperboard mills in the United States. The discontinued U.S. Timberlands/Wood Products business segment included timberlands and operations engaged in the supply of pulpwood to the West Monroe Mill from the Company's former U.S. timberlands, as well as the manufacture and sale of lumber and plywood. Prior to the sale of approximately 50 percent of Igaras on December 29, 1994, the Containerboard business segment included timberlands and associated containerboard mills and corrugated box plants owned by Igaras.

    The Company's four separate geographic areas are the United States, Central/South America, Europe and Asia-Pacific. The United States area includes paper mills, beverage and folding carton facilities, packaging machinery facilities and prior to the sale of the U.S. Timberlands/Wood Products (see Note
25), 538,000 acres of owned and leased timberlands, lumber mills and a plywood plant. The Central/South America area includes linerboard and medium mills, corrugated box plants and 174,000 acres of owned and leased timberlands through the date of the sale of approximately 50 percent of Igaras (see Note 27) and a packaging machinery operation. The Europe area includes a coated recycled paperboard mill, beverage and folding carton plants and a packaging machinery facility. The Asia-Pacific area includes beverage and folding carton plants.

                            RIVERWOOD HOLDING, INC.

NOTE 28 -- BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION (CONTINUED) Business segment information is as follows:

                                        COMPANY                   PREDECESSOR
                                    ---------------  --------------------------------------
                                      NINE MONTHS    THREE MONTHS  YEAR ENDED   YEAR ENDED
                                         ENDED          ENDED       DECEMBER     DECEMBER
                                     DECEMBER 31,     MARCH 27,        31,          31,
(IN THOUSANDS OF DOLLARS)                1996            1996         1995         1994
----------------------------------  ---------------  ------------  -----------  -----------
NET SALES
  Coated Board....................     $ 749,688      $  234,608    $1,007,123   $ 793,983
  Containerboard (G)..............       102,424          25,496      192,497      342,614
  U.S. Timberlands/Wood
    products (H)..................        --              37,336      159,749      164,944
  Intersegment Eliminations (A)...        --              (3,791)     (17,065)     (18,753)
                                    ---------------  ------------  -----------  -----------
                                       $ 852,112      $  293,649    $1,342,304   $1,282,788
                                    ---------------  ------------  -----------  -----------
                                    ---------------  ------------  -----------  -----------

INCOME (LOSS) FROM OPERATIONS
  Coated Board (B)................     $  54,976      $   24,638    $ 103,683    $  89,704
  Containerboard (B) (G)..........       (30,969)         (5,955)      17,539       23,781
  U.S. Timberlands/Wood Products
    (B) (C) (H)...................        --              13,868       49,583       67,645
  Corporate (B) (D) (G)...........       (22,588)        (16,901)     (37,668)     (26,943)
                                    ---------------  ------------  -----------  -----------
                                       $   1,419      $   15,650    $ 133,137    $ 154,187
                                    ---------------  ------------  -----------  -----------
                                    ---------------  ------------  -----------  -----------

CAPITAL EXPENDITURES
  Coated Board....................     $ 121,997      $   39,779    $ 147,097    $ 206,958
  Containerboard (G)..............         6,784           1,919       16,490       30,423
  U.S. Timberlands/Wood
    Products (H)..................         2,223           2,004        3,650        1,810
  Corporate.......................         1,282             372        2,848        1,031
                                    ---------------  ------------  -----------  -----------
                                       $ 132,286      $   44,074    $ 170,085    $ 240,222
                                    ---------------  ------------  -----------  -----------
                                    ---------------  ------------  -----------  -----------

DEPRECIATION, AMORTIZATION AND
  COST OF TIMBER HARVESTED
  Coated Board....................     $  75,748      $   17,800    $  63,800    $  46,778
  Containerboard (G)..............        17,005           4,332       19,553       33,073
  U.S. Timberlands/Wood
    Products (H)..................         7,086           1,735        7,118       13,062
  Corporate.......................         1,007             571        2,175        2,091
                                    ---------------  ------------  -----------  -----------
                                       $ 100,846      $   24,438    $  92,646    $  95,004
                                    ---------------  ------------  -----------  -----------
                                    ---------------  ------------  -----------  -----------

                            RIVERWOOD HOLDING, INC.

NOTE 28 -- BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION (CONTINUED)

                                                          COMPANY         PREDECESSOR
                                                         ----------  ----------------------
(IN THOUSANDS OF DOLLARS)                                   1996        1995        1994
-------------------------------------------------------  ----------  ----------  ----------
IDENTIFIABLE ASSETS AT DECEMBER 31
  Coated Board.........................................  $1,943,411  $1,262,164  $1,102,161
  Containerboard (G)...................................     482,902     378,910     385,757
  U.S. Timberlands/Wood Products (H)...................      --         279,763     287,690
  Corporate (E) (G)....................................     245,174     280,491     326,684
                                                         ----------  ----------  ----------
                                                         $2,671,487  $2,201,328  $2,102,292
                                                         ----------  ----------  ----------
                                                         ----------  ----------  ----------

    Geographic area information is as follows:

                                        COMPANY                   PREDECESSOR
                                    ---------------  --------------------------------------
                                      NINE MONTHS    THREE MONTHS  YEAR ENDED   YEAR ENDED
                                         ENDED          ENDED       DECEMBER     DECEMBER
                                     DECEMBER 31,     MARCH 27,        31,          31,
(IN THOUSANDS OF DOLLARS)                1996            1996         1995         1994
----------------------------------  ---------------  ------------  -----------  -----------
NET SALES
  United States...................     $ 604,990      $  223,257    $1,037,419   $ 898,213
  Central/South America (G).......           880              30          137      161,044
  Europe..........................       195,335          58,821      263,108      177,739
  Asia-Pacific....................       107,270          30,693      108,629       85,863
  Eliminations (F)................       (56,363)        (19,152)     (66,989)     (40,071)
                                    ---------------  ------------  -----------  -----------
                                       $ 852,112      $  293,649    $1,342,304   $1,282,788
                                    ---------------  ------------  -----------  -----------
                                    ---------------  ------------  -----------  -----------

INCOME (LOSS) FROM OPERATIONS
  United States (B)...............     $  (3,606)     $   19,204    $ 154,478    $ 126,933
  Central/South America (B) (G)...        (1,795)           (451)      (2,485)      32,138
  Europe (B)......................         4,950          (1,930)          58        6,981
  Asia-Pacific (B)................           824            (112)      (1,695)       4,213
  Eliminations (F)................         1,046          (1,061)     (17,219)     (16,078)
                                    ---------------  ------------  -----------  -----------
                                       $   1,419      $   15,650    $ 133,137    $ 154,187
                                    ---------------  ------------  -----------  -----------
                                    ---------------  ------------  -----------  -----------

                                                          COMPANY         PREDECESSOR
                                                         ----------  ----------------------
(IN THOUSANDS OF DOLLARS)                                   1996        1995        1994
-------------------------------------------------------  ----------  ----------  ----------
IDENTIFIABLE ASSETS AT DECEMBER 31
  United States........................................  $1,876,645  $1,464,546  $1,439,767
  Central/South America (G)............................      17,971      12,710       5,632
  Europe...............................................     356,317     298,711     202,677
  Asia-Pacific.........................................     184,105     159,411     135,386
  Corporate (E) (G)....................................     245,174     280,491     326,684
  Eliminations.........................................      (8,725)    (14,541)     (7,854)
                                                         ----------  ----------  ----------
                                                         $2,671,487  $2,201,328  $2,102,292
                                                         ----------  ----------  ----------
                                                         ----------  ----------  ----------


                            RIVERWOOD HOLDING, INC.

NOTE 28 -- BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION (CONTINUED)
------------------------

Notes:

(A) Represents the elimination of intersegment sales from the U.S. Timberlands/Wood Products business segment of pulpwood and chips used in the Coated Board and the Containerboard business segments.

(B) Stock based compensation expense has been allocated to each of the business segments based upon the responsibility of the individuals holding or exercising the stock incentive benefits. During the three months ended March 27, 1996, $1.2 million, $0.1 million, $0.2 million and $0.8 million of stock based compensation expense were allocated to the Coated Board, Containerboard and U.S. Timberlands/Wood Products business segments and Corporate and Eliminations, respectively. During 1995, $7.4 million, $0.9 million, $0.8 million and $8.7 million were recorded in the Coated Board, Containerboard, U.S. Timberlands/Wood Products and Corporate and Eliminations business segments, respectively, as compared to $0.6 million, $0.2 million, $0.1 million and $0.4 million, respectively in 1994. Expenses associated with the Company's review of strategic alternatives and environmental reserves are included in Corporate for business segment reporting purposes and have been allocated for geographic area information.

(C) U.S. Timberlands/Wood Products business segment included a pretax gain of $8.9 million on the sale of certain oil and gas mineral rights on its U.S. timberlands in 1994.

(D) Primarily consists of unallocated general corporate expenses.

(E) Corporate assets are principally U.S. cash and equivalents, marketable securities, prepaid pension costs and other prepayments, deferred loan costs, deferred tax assets and a portion of property, plant and equipment. Corporate assets as of December 31, 1996, 1995 and 1994 also included the equity investment in Igaras.

(F) Represents primarily the elimination of intergeographic sales and profits from transactions between the Company's U.S., Europe, Asia-Pacific and Central/South America operations.

(G) On December 29, 1994, Predecessor sold approximately 50 percent of its investment in Igaras after first spinning off a wholly owned subsidiary to operate the packaging machinery operations in Brazil (see Note 27). Prior to that date, Predecessor owned 100 percent of Igaras. As a result of this sale, Predecessor recorded a pretax loss of $0.6 million which was included in the Corporate section of Income from Operations. The results of operations of Igaras were included in the Containerboard business segment through the date of sale. Subsequent to December 29, 1994, neither the Company nor Predecessor consolidates Igaras, but instead reports the investment in Igaras using the equity method of accounting and includes it in Corporate assets.

(H) On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment for cash of approximately $550 million. The Company did not recognize any gain or loss on the sale. The operating results for the U.S. Timberlands/Wood Products business segment have been classified as discontinued operations for the period beginning March 28, 1996 through October 18, 1996 (see Note 25).

NOTE 29 -- RELATED PARTY TRANSACTIONS

    The Company receives certain management services provided by Clayton, Dubilier and Rice, Inc. ("CD&R"), an affiliate of an equity investor in the Company. Charges for such services, including reimbursement of expenses, totaled approximately $0.6 million for the nine-month period ended December 31, 1996 and were included in operating expenses in the Consolidated Statements of Operations. Additionally, the Company paid fees totaling approximately $15.1 million to CD&R and an affiliate of another equity investor in connection with the Merger and related financing.

    Predecessor received a portion of its corporate and other related services from Manville. These services, which terminated in connection with the Merger, and amounts are summarized as follows:

TREASURY MANAGEMENT AGREEMENT

    Effective May 1992, Predecessor entered into a Treasury Management Agreement with Manville that provided for Predecessor's excess cash balances to be invested separately from Manville. Pursuant to the Treasury Management Agreement, Manville provided Predecessor with certain treasury management services on a fee basis.

INTERCOMPANY AGREEMENT

    Predecessor had a formalized Intercompany Agreement with Manville that provided, among other things, that Manville make available to Predecessor certain management services for a fee. The Intercompany Agreement provided for certain legal services, U.S. income tax compliance, internal audit and health, safety and environmental services. Fees charged to Predecessor took into consideration sales, personnel, estimates of time spent to provide such services or other appropriate bases that management believed to be representative of the services received.

    Selling, General and Administrative expenses included $0.8 million, $4.7 million and $5.1 million for the three-month period ended March 27, 1996 and the years ended December 31, 1995 and 1994 respectively, reflecting a reimbursement of the costs estimated to have been incurred by Manville on behalf of Predecessor for Corporate, General and Administrative services to Predecessor. In addition, Predecessor participated in Manville's various property, general liability and other insurance programs. Additionally, prior to 1994, Predecessor participated in Manville's medical insurance program. Under these programs, insurance expense was charged to Predecessor based on its claims experience, property values or other appropriate bases. Insurance expense charged Predecessor from Manville was $0.6 million, $6.3 million and $6.8 million for the three-month period ended March 27, 1996 and the years ended December 31, 1995 and 1994, respectively. These charges were made on a basis management believed reasonable. A payable to Manville of approximately $5.5 million was included in Other accrued liabilities on the Consolidated Balance Sheets as of December 31, 1995.

TAX SHARING AGREEMENT

    Predecessor had entered into a Tax Sharing Agreement with Manville to provide for: (i) the payment of taxes for periods during which Manville and Predecessor are included in the same consolidated group for U.S. federal, state or local income tax purposes, (ii) the cooperation of the parties in realizing certain tax benefits and (iii) the conduct of tax audits and various related matters.

    Refundable amounts from Manville related to federal income taxes of $4.8 million as of December 31, 1995 were included in Prepaid expenses.

NOTE 30 -- SUBSEQUENT EVENT (UNAUDITED)

    Pursuant to an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, the Merger has been treated for income tax purposes as a taxable sale of the assets of RIC and a taxable sale of the assets of RIC's subsidiaries to which such election applies. Pursuant to a Tax Matters Agreement, Manville agreed to bear the cost of the Section 338(h)(10) election for federal tax purposes and for purposes of state taxes for which Manville and the Predecessor filed returns on a combined basis. The Company agreed to bear the cost of this election for purposes of other state taxes ("stand-alone taxes"), including Louisiana income tax. During 1997, the Company has paid $33.1 million in estimated stand-alone taxes relating to the election, including $27.5 million in Louisiana income tax. The Company's calculation of its Louisiana tax was based on state law in effect at the time of the Merger, including a 1993 amendment. In May 1997, the Louisiana Supreme Court declared the 1993 amendment to be void under the Louisiana constitution, retroactive to 1993. It is possible that the voiding of the 1993 amendment could result in the Company being required to pay significant additional Louisiana income tax relating to the election (plus interest on the additional tax). The Company's Louisiana tax return for the period that includes the Merger is due in November 1997. After consultation with Louisiana tax counsel, the Company believes that it has a reasonable basis for filing its Louisiana income tax return for 1996 (which is due in November 1997) without the payment of any additional tax due to the voiding of the 1993 amendment. There can be no assurance, however, that the Company would ultimately prevail on this issue if Louisiana were to challenge such filing position. If the Company were not to prevail in such a challenge, significant additional Louisiana income tax relating to the election could be payable. Management estimates that the maximum amount of such additional tax is approximately $50 million (plus statutory interest on any additional tax). The Company intends to file its tax return without the payment of additional tax due to the voiding of the 1993 amendment, and management believes that the additional tax ultimately paid (if any) would be substantially less than the estimated maximum amount, although no assurance can be given in this regard. The Company and its advisors are continuing to study this situation. Since the law is unclear and the amounts involved could be significant, it may be several years before this matter is resolved.

                            RIVERWOOD HOLDING, INC.
                       SELECTED QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)

    Results of operations for the four quarters of 1996 and 1995 are shown below:

                                                                                    (LOSS) INCOME
                                                                    INCOME (LOSS)       BEFORE
                                                          GROSS          FROM       EXTRAORDINARY    NET (LOSS)
                                          NET SALES      PROFIT       OPERATIONS         ITEM        INCOME (A)
                                        -------------  -----------  --------------  --------------  ------------
                                                               (IN THOUSANDS OF DOLLARS)
QUARTER
COMPANY:
1996
  Second (B)..........................  $     293,884  $    41,489   $      6,112     $  (21,254)   $    (21,254)
  Third (B)...........................        291,645       41,081          3,044        (25,754)        (25,754)
  Fourth..............................        266,583       35,228         (7,737)       (47,808)        (58,128)
                                        -------------  -----------  --------------  --------------  ------------
Total.................................  $     852,112  $   117,798   $      1,419     $  (94,816)   $   (105,136)
                                        -------------  -----------  --------------  --------------  ------------
                                        -------------  -----------  --------------  --------------  ------------
PREDECESSOR:
1996
  First...............................  $     293,649  $    60,948   $     15,650     $   (2,050)   $     (2,050)
                                        -------------  -----------  --------------  --------------  ------------
                                        -------------  -----------  --------------  --------------  ------------
1995
  First...............................  $     313,176  $    69,393   $     30,902     $   10,860    $     10,860
  Second..............................        366,265       85,577         36,650         17,107          17,107
  Third...............................        342,219       76,195         38,316         16,631          16,631
  Fourth..............................        320,644       61,058         27,269            940             940
                                        -------------  -----------  --------------  --------------  ------------
Total.................................  $   1,342,304  $   292,223   $    133,137     $   45,538    $     45,538
                                        -------------  -----------  --------------  --------------  ------------
                                        -------------  -----------  --------------  --------------  ------------

NOTES:

(A) On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment for cash of approximately $550 million. In addition, the buyer assumed certain specified preclosing liabilities. Under the terms of the agreement for such sale, the Company and the buyer entered into a twenty-year supply agreement with a ten-year renewal option for the purchase by the Company, at market-based prices, of a majority of the Company's requirements for pine pulpwood and residual chips at its West Monroe Mill, as well as a portion of the Company's needs for hardwood pulpwood at the West Monroe Mill. The Company did not recognize any gain or loss on the sale. The Company applied the proceeds from this sale to outstanding loans under the Term Loan Facility and to outstanding borrowings under the Revolving Credit Agreement. This early retirement of debt resulted in a non-cash extraordinary charge to fourth quarter 1996 Net Loss of $10.3 million, net of income taxes of zero, relating to the write-off of deferred debt issuance costs.

                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

                            RIVERWOOD HOLDING, INC.
                 SELECTED QUARTERLY FINANCIAL DATA (CONTINUED)
                                  (UNAUDITED)

    (FOOTNOTES CONTINUED FROM PREVIOUS PAGE)
------------------------------

(B) In the fourth quarter of 1996, the Company adopted the LIFO method of determining the cost of principally all its inventories effective March 28, 1996. Prior to the fourth quarter of 1996, the Company determined the cost of principally all its inventory using the FIFO method. Accordingly, the second and third quarters of 1996 have been restated to reflect the adoption of the LIFO method effective March 28, 1996 as follows:

                                                                                 (LOSS) INCOME
                                                                 INCOME (LOSS)       BEFORE
                                                        GROSS         FROM       EXTRAORDINARY     NET (LOSS)
                                          NET SALES    PROFIT      OPERATIONS         ITEM         INCOME (A)
                                         -----------  ---------  --------------  --------------  --------------
                                                               (IN THOUSANDS OF DOLLARS)
QUARTER
Second quarter 1996 as
  originally reported..................  $   293,884  $  15,086    $  (20,291)     $  (51,260)    $    (51,260)
Second quarter 1996 LIFO adjustment....      --          26,403        26,403          30,006           30,006
                                         -----------  ---------  --------------  --------------  --------------
Second quarter 1996 as
  restated.............................  $   293,884  $  41,489    $    6,112      $  (21,254)    $    (21,254)
                                         -----------  ---------  --------------  --------------  --------------
                                         -----------  ---------  --------------  --------------  --------------
Third quarter 1996 as
  originally reported..................  $   291,645  $  41,497    $    3,460      $  (26,167)    $    (26,167)
Third quarter 1996 LIFO
  adjustment...........................      --            (416)         (416)            413              413
                                         -----------  ---------  --------------  --------------  --------------
Third quarter 1996 as
  restated.............................  $   291,645  $  41,081    $    3,044      $  (25,754)    $    (25,754)
                                         -----------  ---------  --------------  --------------  --------------
                                         -----------  ---------  --------------  --------------  --------------

                       REPORTS OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors
  of Riverwood Holding, Inc.

    We have reviewed the accompanying condensed consolidated balance sheet of Riverwood Holding, Inc. and its subsidiaries as of June 28, 1997, and the related condensed consolidated statements of operations for the three and six month periods ended June 28, 1997 and the three months ended June 29, 1996 and condensed consolidated statements of cash flows for the six months ended June 28, 1997 and the three months ended June 29, 1996. These financial statements are the responsibility of the Company's management. We were furnished with the report of other accountants dated August 5, 1997, on their review of the interim financial information of Igaras Papeis e Embalagens S.A. (Igaras) for the three and six months ended June 30, 1997, the Company's investment in which is accounted for by use of the equity method. The Company's equity of $127,860,000 in Igaras' net assets at June 28, 1997, and of $4,551,000 and $7,808,000 in Igaras' net income for the three and six month periods ended June 28, 1997, respectively, are included in the accompanying financial statements.

    We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review and the report of other accountants, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles.

    We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Riverwood Holding, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the nine-month period ended December 31, 1996 and the three-month period ended March 27, 1996 (Predecessor). The consolidated statements of operations, shareholders' equity and cash flows for the nine-month period ended December 31, 1996 and the consolidated statements of shareholders' equity for the three-month period ended March 27, 1996 (Predecessor) are not presented herein. In our report dated March 17, 1997, we expressed an unqualified opinion on those consolidated financial statements, based on our audit and the report of other auditors. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1996 and condensed consolidated statements of operations and cash flows for the three-month period ended March 27, 1996, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.

DELOITTE & TOUCHE LLP

Atlanta, Georgia

August 5, 1997

To the Shareholders and Board of Directors of Igaras Papeis e Embalagens S.A.:

We have reviewed the condensed consolidated balance sheet of Igaras Papeis e Embalagens S.A. as of June 30, 1997, and the related condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 1997 and cash flows for the six-month period ended June 30, 1997. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated balance sheet as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended; and in our report dated January 30, 1997, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the condensed consolidated balance sheet as of December 31, 1996, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                          COOPERS & LYBRAND BIEDERMANN, BORDASCH

Sao Paulo, Brazil

August 5, 1997

                            RIVERWOOD HOLDING, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)
                                  (UNAUDITED)

                                                                                                COMPANY
                                                                                     -----------------------------
                                                                                       JUNE 28,      DECEMBER 31,
                                                                                         1997            1996
                                                                                     -------------  --------------
ASSETS
Current Assets
  Cash and equivalents.............................................................  $      11,406   $     16,499
  Marketable securities, at cost (approximates market).............................            765            858
  Receivables, net of allowances...................................................        148,389        153,864
  Inventories......................................................................        186,295        211,965
  Prepaid expenses.................................................................          7,861          8,113
  Deferred tax assets..............................................................          2,043          2,897
                                                                                     -------------  --------------
Total Current Assets...............................................................        356,759        394,196
Property, Plant and Equipment, net of accumulated depreciation of $135,606 in 1997
  and $85,768 in 1996..............................................................      1,676,783      1,675,217
Investments in Net Assets of Equity Affiliates.....................................        131,334        125,030
Goodwill, net of accumulated amortization of $10,135 in 1997 and $5,900 in 1996....        314,119        318,543
Other Assets.......................................................................        170,889        158,501
                                                                                     -------------  --------------
Total Assets.......................................................................  $   2,649,884   $  2,671,487
                                                                                     -------------  --------------
                                                                                     -------------  --------------
LIABILITIES
Current Liabilities
  Short-term debt..................................................................  $      23,045   $     18,173
  Accounts payable.................................................................        117,371        125,014
  Compensation and employee benefits...............................................         39,498         38,017
  Income taxes.....................................................................          8,561         42,031
  Other accrued liabilities........................................................        115,828        112,205
                                                                                     -------------  --------------
Total Current Liabilities..........................................................        304,303        335,440
Long-Term Debt, less current portion...............................................      1,670,998      1,567,259
Deferred Income Taxes..............................................................         22,249         19,722
Other Noncurrent Liabilities.......................................................         83,077         85,467
                                                                                     -------------  --------------
Total Liabilities..................................................................      2,080,627      2,007,888
                                                                                     -------------  --------------
Contingencies and Commitments (Notes 5 and 7)
Redeemable Common Stock, at current redemption value...............................          9,390          9,390
                                                                                     -------------  --------------
SHAREHOLDERS' EQUITY
Nonredeemable Common Stock.........................................................             75             75
Capital in Excess of Par Value.....................................................        751,153        751,153
(Accumulated Deficit)..............................................................       (181,606)      (105,136)
Cumulative Currency Translation Adjustment.........................................         (9,755)         8,117
                                                                                     -------------  --------------
Total Shareholders' Equity.........................................................        559,867        654,209
                                                                                     -------------  --------------
Total Liabilities and Shareholders' Equity.........................................  $   2,649,884   $  2,671,487
                                                                                     -------------  --------------
                                                                                     -------------  --------------

           See Notes to Condensed Consolidated Financial Statements.

                            RIVERWOOD HOLDING, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (IN THOUSANDS OF DOLLARS)
                                  (UNAUDITED)

    On March 27, 1996, Holding, through its wholly owned subsidiary RIC Holding, acquired all of the outstanding shares of common stock of RIC. The purchase method of accounting was used to record assets acquired and liabilities assumed by Holding. As a result of the Merger, purchase accounting, the effect of the disposition of substantially all of the U.S. Timberlands/Wood Products business segment (see Note 8) and certain Other Costs of the Predecessor, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since the financial statements report results of operations and cash flows of these two separate entities.

                                                                     COMPANY                        PREDECESSOR
                                                  ----------------------------------------------  ---------------
                                                   THREE MONTHS    THREE MONTHS     SIX MONTHS     THREE MONTHS
                                                      ENDED           ENDED           ENDED            ENDED
                                                  JUNE 28, 1997   JUNE 29, 1996   JUNE 28, 1997   MARCH 27, 1996
                                                  --------------  --------------  --------------  ---------------
Net Sales.......................................   $    294,034    $    293,884    $    561,222     $   293,649
Cost of Sales...................................        258,725         252,395         493,934         232,701
Selling, General and Administrative.............         32,057          31,631          61,264          30,936
Research, Development and Engineering...........            839           1,754           2,528           2,031
Other Costs.....................................        --              --              --               11,114
Other Expenses, net.............................          2,168           1,992           4,990           1,217
                                                  --------------  --------------  --------------  ---------------
Income (Loss) from Operations...................            245           6,112          (1,494)         15,650
Interest Income.................................             77             226             219             329
Interest Expense................................         42,030          49,842          80,931          26,392
                                                  --------------  --------------  --------------  ---------------
(Loss) from Continuing Operations before Income
  Taxes and Equity in Net Earnings of
  Affiliates....................................        (41,708)        (43,504)        (82,206)        (10,413)
Income Tax Expense (Benefit)....................          1,828          (2,272)          2,729          (3,436)
                                                  --------------  --------------  --------------  ---------------
(Loss) from Continuing Operations before Equity
  in Net Earnings of Affiliates.................        (43,536)        (41,232)        (84,935)         (6,977)
Equity in Net Earnings of Affiliates............          4,910           4,622           8,465           4,927
                                                  --------------  --------------  --------------  ---------------
(Loss) from Continuing Operations...............        (38,626)        (36,610)        (76,470)         (2,050)
Income from Discontinued Operations, net of tax
  of $0.........................................        --               15,356         --              --
                                                  --------------  --------------  --------------  ---------------
Net (Loss)......................................   $    (38,626)   $    (21,254)   $    (76,470)    $    (2,050)
                                                  --------------  --------------  --------------  ---------------
                                                  --------------  --------------  --------------  ---------------

           See Notes to Condensed Consolidated Financial Statements.

                            RIVERWOOD HOLDING, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (IN THOUSANDS OF DOLLARS)

                                  (UNAUDITED)

    On March 27, 1996, Holding, through its wholly owned subsidiary RIC Holding, acquired all of the outstanding shares of common stock of RIC. The purchase method of accounting was used to record assets acquired and liabilities assumed by Holding. As a result of the Merger, purchase accounting, the effect of the disposition of substantially all of the U.S. Timberlands/Wood Products business segment (see Note 8) and certain Other Costs of the Predecessor, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since the financial statements report results of operations and cash flows of these two separate entities.

                                                                             COMPANY                PREDECESSOR
                                                                  ------------------------------  ---------------
                                                                    SIX MONTHS     THREE MONTHS    THREE MONTHS
                                                                      ENDED           ENDED            ENDED
                                                                  JUNE 28, 1997   JUNE 29, 1996   MARCH 27, 1996
                                                                  --------------  --------------  ---------------
Cash Flows from Operating Activities:
Net (Loss)......................................................   $    (76,470)   $    (21,254)    $    (2,050)
Noncash Items Included in
Net (Loss):
  Depreciation, amortization and cost of timber harvested.......         65,670          39,935          24,438
  Deferred income taxes.........................................          3,041          (2,467)         (3,574)
  Pension, postemployment and postretirement expense, net of
    benefits paid...............................................          2,525             415           1,861
  Equity in net earnings of affiliates, net of dividends........         (6,608)         (3,214)         (4,927)
  Amortization of deferred debt issuance costs..................          6,529           3,662             619
  Other, net....................................................            382             181          (2,350)
(Increase) Decrease in Current Assets, net of effects from the
  Merger:
  Receivables...................................................          2,868         (17,203)         14,737
  Inventories...................................................         19,406          (9,353)        (14,659)
  Prepaid expenses..............................................            (49)         (6,164)          8,298
Increase (Decrease) in Current Liabilities, net of effects from the Merger:
  Accounts payable..............................................         (4,118)         (9,754)         18,182
  Compensation and employee benefits............................          2,451          (4,128)        (10,248)
  Income taxes..................................................           (177)             54          (3,343)
  Other accrued liabilities.....................................          1,605            (930)         12,360
Decrease in Other Noncurrent Liabilities........................         (4,742)         (2,119)         (2,569)
                                                                  --------------  --------------  ---------------
Net Cash Provided by (Used in) Operating Activities.............         12,313         (32,339)         36,775
                                                                  --------------  --------------  ---------------

                            RIVERWOOD HOLDING, INC.

                           (IN THOUSANDS OF DOLLARS)

                                  (UNAUDITED)

                                                                             COMPANY                PREDECESSOR
                                                                  ------------------------------  ---------------
                                                                    SIX MONTHS     THREE MONTHS    THREE MONTHS
                                                                      ENDED           ENDED            ENDED
                                                                  JUNE 28, 1997   JUNE 29, 1996   MARCH 27, 1996
                                                                  --------------  --------------  ---------------
Cash Flows from Investing Activities:
Acquisition of RIC, net of cash acquired........................        --           (1,365,202)        --
Payment of Merger Costs.........................................        (33,761)        --              --
Purchases of Property, Plant and Equipment......................        (88,847)        (34,299)        (44,074)
Acquisition of equipment previously leased under operating
  leases........................................................        --              (46,742)        --
Proceeds from Marketable Securities Held to Maturity............             93         --                  439
Proceeds from Sale of Assets....................................            836             214             623
Increase in Other Assets........................................         (6,425)         (3,462)         (8,004)
                                                                  --------------  --------------  ---------------
Net Cash Used in Investing Activities...........................       (128,104)     (1,449,491)        (51,016)
                                                                  --------------  --------------  ---------------
Cash Flows from Financing Activities:
Issuance of Debt................................................        --            1,838,400          12,669
Increase in Debt Issuance Costs.................................        --              (92,820)        --
Net Increase (Decrease) in Notes Payable........................        113,573         114,303          (3,000)
Proceeds from Issuance of Common Stock..........................        --              761,143             838
Payments on Debt................................................         (1,672)         (5,724)         (2,833)
Predecessor Debt Paid at Merger.................................        --           (1,118,461)        --
Dividends.......................................................        --              --               (2,630)
                                                                  --------------  --------------  ---------------
Net Cash Provided by Financing Activities.......................        111,901       1,496,841           5,044
                                                                  --------------  --------------  ---------------
Effect of Exchange Rate Changes on Cash.........................         (1,203)           (107)           (638)
                                                                  --------------  --------------  ---------------
Net (Decrease) Increase in Cash and Equivalents.................         (5,093)         14,904          (9,835)
Cash and Equivalents at Beginning of Period.....................         16,499               1          35,870
                                                                  --------------  --------------  ---------------
Cash and Equivalents at End of Period...........................   $     11,406    $     14,905     $    26,035
                                                                  --------------  --------------  ---------------
                                                                  --------------  --------------  ---------------

           See Notes to Condensed Consolidated Financial Statements.

                            RIVERWOOD HOLDING, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

    Holding, its wholly owned subsidiaries RIC Holding and the corporation formerly named CDRO Acquisition Corporation ("Acquisition Corp.") were incorporated in 1995 to acquire the stock of RIC.

    On March 27, 1996, Holding, through its wholly owned subsidiaries, acquired all of the outstanding shares of common stock of RIC. On such date, Acquisition Corp. was merged (the "Merger") into RIC. RIC, as the surviving corporation in the Merger, became a wholly owned subsidiary of RIC Holding. On March 28, 1996, RIC transferred substantially all of its properties and assets to Riverwood, other than the capital stock of Riverwood, and RIC was merged (the "Subsequent Merger") into RIC Holding. Thereupon, Riverwood was renamed "Riverwood International Corporation." Upon consummation of the Subsequent Merger, RIC Holding, as the surviving corporation in the Subsequent Merger, became the direct parent company of Riverwood.

    Holding and its subsidiaries RIC Holding and Acquisition Corp. conducted no significant business other than in connection with the Merger and related transactions through March 27, 1996.

    The condensed consolidated financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented have been made. The Condensed Consolidated Balance Sheet as of December 31, 1996 was derived from audited financial statements. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997.

    In connection with the Merger, the purchase method of accounting was used to establish and record a new cost basis for the assets acquired and liabilities assumed. The difference between the purchase price and the fair market values of the assets acquired and liabilities assumed was recorded as goodwill.

    The condensed consolidated financial statements presented herein for the three months ended March 27, 1996, represent the Predecessor's results of operations and cash flows prior to the Merger and, consequently, are stated on the Predecessor's historical cost basis. The condensed consolidated financial statements as of June 28, 1997, and for the three and six months then ended and for the three months ended June 29, 1996, reflect the adjustments which were made to record the Merger and represent the Company's new cost basis. On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/Wood Products business segment (see Note 8). The operating results for the U.S. Timberlands/Wood Products business segment were classified as discontinued operations for periods beginning March 28, 1996 and ending October 18, 1996 (the date of the sale). The operating results for the U.S. Timberlands/Wood Products business segment have not been reclassified as discontinued operations in the Predecessor's Condensed Consolidated Statement of Operations or Condensed Consolidated Statement of Cash Flows for the three months ended March 27, 1996. Accordingly, the financial statements of the Predecessor for periods prior to March 28, 1996 are not comparable in all material respects with the financial statements subsequent to the Merger date. The most significant differences relate to amounts recorded for inventory, property, plant and equipment,

                            RIVERWOOD HOLDING, INC.

                                  (UNAUDITED)

intangibles and debt which resulted in increased cost of sales, amortization, depreciation and interest expense in the three and six months ended June 28, 1997, and for the three months ended June 29, 1996, and will continue to do so in future periods.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    For a summary of the Company's significant accounting policies, please refer to the Company's report on Form 10-K filed with the Securities and Exchange Commission for the nine month period ended December 31, 1996. For a summary of RIC's significant accounting policies, please refer to the financial statements incorporated by reference in RIC's annual report filed with the Securities and Exchange Commission under Form 10-K for the year ended December 31, 1995.

    The Company has reclassified the presentation of certain prior period information to conform with the current presentation format.

    The preparation of the condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

NOTE 3 -- INVENTORIES

    The major classes of inventories were as follows:

(IN THOUSANDS OF DOLLARS)                                                      JUNE 28, 1997    DECEMBER 31, 1996
-----------------------------------------------------------------------------  --------------  -------------------
Finished goods...............................................................   $     77,970       $    89,412
Work-in-process..............................................................         15,335            12,496
Raw materials................................................................         59,019            71,075
Supplies.....................................................................         33,971            38,982
                                                                               --------------       ----------
Total........................................................................   $    186,295       $   211,965
                                                                               --------------       ----------
                                                                               --------------       ----------

    In the fourth quarter of 1996, the Company adopted the Last-in, First-out ("LIFO") method of determining the cost of principally all of its inventories effective March 28, 1996. Prior to the fourth quarter of 1996, the Company determined the cost of principally all of its inventories using the First-in, First-out ("FIFO") method. Accordingly, the second quarter of 1996 has been restated to reflect the adoption of the LIFO method effective March 28, 1996 as follows:

                                                                                       (LOSS) INCOME
                                                                                            FROM          NET
(IN THOUSANDS OF DOLLARS)                                                  NET SALES     OPERATIONS      (LOSS)
------------------------------------------------------------------------  -----------  --------------  ----------
Second quarter 1996 as originally reported..............................  $   293,884    $  (20,291)   $  (51,260)
Second quarter 1996 LIFO adjustment.....................................      --             26,403        30,006
                                                                          -----------  --------------  ----------
Second quarter 1996 as restated.........................................  $   293,884    $    6,112    $  (21,254)
                                                                          -----------  --------------  ----------
                                                                          -----------  --------------  ----------

                            RIVERWOOD HOLDING, INC.

                                  (UNAUDITED)

NOTE 4 -- INVESTMENTS IN NET ASSETS OF EQUITY AFFILIATES

    The Company has investments in affiliates that are accounted for using the equity method of accounting. The most significant investment is the Company's 50 percent investment in Igaras Papeis e Embalagens S.A. ("Igaras").

    The following represents the summarized income statement information for Igaras, of which the Company recognizes 50 percent in its results of operations:

                                                                     COMPANY                        PREDECESSOR
                                                  ----------------------------------------------  ---------------
                                                   THREE MONTHS    THREE MONTHS     SIX MONTHS     THREE MONTHS
                                                      ENDED           ENDED           ENDED            ENDED
(IN THOUSANDS OF DOLLARS)                         JUNE 28, 1997   JUNE 29, 1996   JUNE 28, 1997   MARCH 27, 1996
------------------------------------------------  --------------  --------------  --------------  ---------------
Net Sales.......................................    $   58,686      $   56,748     $    115,088     $    59,573
Cost of Sales...................................        40,079          37,938           80,365          39,127
                                                  --------------  --------------  --------------  ---------------
Gross Profit....................................    $   18,607      $   18,810     $     34,723     $    20,446
                                                  --------------  --------------  --------------  ---------------
                                                  --------------  --------------  --------------  ---------------
Income from Operations..........................    $   13,043      $   13,050     $     22,745     $    14,275
                                                  --------------  --------------  --------------  ---------------
                                                  --------------  --------------  --------------  ---------------
Net Income......................................    $    9,274      $    8,757     $     16,082     $    10,249
                                                  --------------  --------------  --------------  ---------------
                                                  --------------  --------------  --------------  ---------------

    During the second and first quarters of 1997 and the second quarter of 1996, the Company received dividends from Igaras of $0.9 million, nil and $1.0 million, respectively, net of taxes of $0.2 million, nil and nil, respectively. During the first quarter of 1996, the Predecessor did not receive a dividend from Igaras. The Company received net dividends from its affiliates, other than Igaras, that are accounted for using the equity method totaling $0.8 million and $0.4 million in the first quarter of 1997 and second quarter of 1996, respectively. The Company and the Predecessor did not receive dividends from such affiliates during the three months ended June 28, 1997 and March 27, 1996.

NOTE 5 -- CONTINGENCIES AND COMMITMENTS

    The Company is committed to compliance with all applicable laws and regulations throughout the world. Environmental law is, however, dynamic rather than static. As a result, costs, which are unforeseeable at this time, may be incurred when new laws are enacted, and when environmental agencies promulgate or revise rules and regulations.

    In late 1993, the U.S. Environmental Protection Agency (the "EPA") proposed regulations (generally referred to as the "cluster rules") that would mandate more stringent controls on air and water discharges from the United States pulp and paper mills. In 1996, the EPA released additional information regarding the proposed cluster rules. Based on this information, the Company expects that the cluster rules may be finally promulgated in 1997 and estimates the capital spending that may be required to comply with the cluster rules could reach $55 million to be spent at its two U.S. paper mills over an eight-year period beginning in 1997. The Company anticipates that the majority of this spending for compliance with the cluster rules will occur later in the eight-year period. The Company had no capital spending during the first half of 1997 related to compliance with the cluster rules.

    In late 1995, The Louisiana Department of Environmental Quality ("DEQ") notified the Company that the Predecessor may be liable for the remediation of hazardous substances at a wood treatment site in Shreveport, Louisiana, that the Predecessor or its predecessor previously operated, and at a former oil refinery site in Caddo Parish, Louisiana that the Company currently owns. Neither the Company nor the

                            RIVERWOOD HOLDING, INC.

                                  (UNAUDITED)

Predecessor ever operated the oil refinery. In response to the DEQ, the Company has provided additional information concerning these sites and has commenced its own evaluation of any claims and remediation liabilities for which it may be responsible. The Company received a letter from the DEQ dated May 20, 1996, requesting a plan for soil and groundwater sampling of the wood treatment site. The Company first met with the DEQ on July 18, 1996, and then submitted a soil sampling plan to the DEQ. The Company expects approval of this sampling plan in the second half of 1997. On September 6, 1996, the Company received from the DEQ a letter requesting remediation of the former oil refinery site in Caddo Parish, Louisiana. The Company met with the DEQ on February 17, 1997 to discuss these matters. The Company anticipates entering into a cooperative agreement with the DEQ to perform a phased-in evaluation of soil and groundwater conditions at the Shreveport site. The Company is in discussions with the DEQ regarding the participation of other responsible parties in any clean-up of hazardous substances at both of these sites.

    The Company is engaged in environmental remediation projects for certain properties currently owned or operated by the Company and certain properties divested by the Company for which responsibility was retained for pre-existing conditions. The Company's costs in some instances cannot be estimated until the remediation process is substantially underway. To address these contingent environmental costs, the Company has accrued reserves when such costs are probable and can be reasonably estimated. The Company believes that, based on current information and regulatory requirements, the accruals established by the Company for environmental expenditures are adequate. Based on current knowledge, to the extent that additional costs may be incurred that exceed the accrued reserves, such amounts are not expected to have a material impact on the results of operations, cash flows or financial condition of the Company, although no assurance can be given that material costs will not be incurred in connection with clean-up activities at these properties, including the Shreveport and Caddo Parish sites referred to above.

    The Company is a party to a number of lawsuits arising out of the conduct of its business. While there can be no assurance as to their ultimate outcome, the Company does not believe that these lawsuits will have a material impact on the results of operations, cash flows or financial condition of the Company.

    On December 6, 1995, Forrest Kelly Clay, a former shareholder of the Predecessor, commenced a purported class action lawsuit in the United States District Court for the Northern District of Georgia, against the Company and certain officers of the Company (the "Individual Defendants," and together with the Company, the "Defendants"). In his complaint, Clay alleges that the Defendants violated the federal securities laws by disseminating misleading statements and by omissions concerning the strategic alternatives that the Predecessor was considering, including its potential sale to a third-party investor. The complaint also alleged that the Individual Defendants, through their exercise of stock appreciation rights ("SARs"), violated the federal securities laws by trading in the Predecessor's securities while in possession of material, non-public information. The complaint generally seeks damages in an unspecified amount, as well as other relief. On June 2, 1997, the court granted Defendants' Motion for Summary Judgment and dismissed the action in its entirety. The court based its ruling on the fact that (i) none of the statements attributable to the Company concerning its review of strategic alternatives was false and (ii) there is no causal relationship between plaintiff's purchase of Riverwood common stock and the Individual Defendants' exercise of SARs. Plaintiff filed his Notice of Appeal to the United States Court of Appeals for the Eleventh Circuit on June 5, 1997. A briefing schedule has not yet been set.

                            RIVERWOOD HOLDING, INC.

                                  (UNAUDITED)

NOTE 6 -- OTHER COSTS

    Other Costs incurred by the Predecessor in 1996 included expenses associated with stock based compensation plans, expenses related to RIC's review of strategic alternatives and provision for environmental reserves.

NOTE 7 -- INCOME TAXES

    During the second quarter and first six months of 1997, the Company recognized an income tax expense of $1.8 million and $2.7 million, respectively, on a (Loss) from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates of $41.7 million and $82.2 million, respectively. During the second quarter of 1996, the Company recognized an income tax benefit of $2.3 million on a (Loss) from Continuing Operations before Income Taxes and Equity in Net Earnings of Affiliates of $43.5 million. The 1997 expense and 1996 benefit differed from the statutory federal income tax rate because of valuation allowances established on net operating loss carryforward tax assets in the U.S. and certain international locations where the realization of benefits is uncertain.

    In the first quarter of 1996, the Predecessor recognized an income tax benefit of $3.4 million on a (Loss) before Income Taxes and Equity in Net Earnings of Affiliates of $10.4 million.

    Pursuant to an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, the Merger has been treated for income tax purposes as a taxable sale of assets of RIC and a taxable sale of assets of RIC's subsidiaries to which the election applies. Pursuant to a Tax Matters agreement, Manville agreed to bear the cost of the Section 338(h)(10) election for federal tax purposes and for purposes of state taxes for which Manville and the Predecessor filed returns on a combined basis. The Company agreed to bear the cost of this election for the purposes of other state taxes ("stand alone taxes") including Louisiana income tax. During 1997, the Company has paid $33.1 million in estimated stand-alone taxes relating to the election, including $27.5 million in Louisiana income tax. The Company's calculation of its Louisiana tax was based on state law in effect at the time of the Merger, including a 1993 amendment. In May 1997, the Louisiana Supreme Court declared the 1993 amendment to be void under the Louisiana Constitution, retroactive to 1993. It is possible that the voiding of the 1993 amendment could result in the Company being required to pay significant additional Louisiana income tax relating to the election (plus interest on the additional tax). The Company's Louisiana tax return for the period that includes the Merger is due in November 1997. After consultation with Louisiana tax counsel, the Company believes that it has a reasonable basis for filing its Louisiana income tax return for 1996 (which is due in November 1997) without the payment of any additional tax due to the voiding of the 1993 amendment. There can be no assurance, however, the Company could ultimately prevail on this issue if Louisiana were to challenge such filing position. If the Company were not to prevail in such a challenge, significant additional Louisiana income tax relating to the election could be payable. Management estimates that the maximum amount for such additional tax is approximately $50 million (plus statutory interest on any additional tax). The Company intends to file its tax return without the payment of additional tax due to the voiding of the 1993 amendment, and management believes that the additional tax ultimately paid (if any) would be substantially less than the estimated maximum amount, although no assurance can be given in this regard. The Company and its advisors are continuing to study this situation. Since the law is unclear and the amounts involved could be significant, it may be several years before this matter is resolved.

                            RIVERWOOD HOLDING, INC.

                                  (UNAUDITED)

NOTE 8 -- DISPOSITION OF BUSINESSES AND OPERATING ACTIVITIES

    On October 18, 1996, the Company sold substantially all of the assets of the U.S. Timberlands/ Wood Products business segment for approximately $550 million in cash. In addition, the buyer assumed certain specified preclosing liabilities. Under the terms of the agreement for such sale, the Company and the buyer, Plum Creek Timber Company, L.P., entered into a twenty-year supply agreement with a ten-year renewal option for the purchase by the Company, at market-based prices, of a majority of the Company's requirements for pine pulpwood and residual chips at its paper mill in West Monroe, Louisiana (the "West Monroe Mill"), as well as a portion of the Company's needs for hardwood pulpwood at the West Monroe Mill. The Company did not realize any gain or loss on the sale. The operating results for the U.S. Timberlands/Wood Products business segment were classified as discontinued operations for periods beginning March 28, 1996 and ending October 18, 1996 (the date of the sale). The operating results of the U.S. Timberlands/Wood Products business segment have not been reclassified as discontinued operations in the Predecessor's Condensed Consolidated Statements of Operations or Condensed Consolidated Statements of Cash Flows for periods prior to the Merger.

    In connection with and following the Merger, the Company decided in 1996 to exit certain businesses and operating activities, including the sale or closure of the Company's last dedicated folding carton converting plant in the United States, located in Kankakee, Illinois, packaging machinery manufacturing plants in Marietta, Georgia and Koln, Germany, a beverage multiple packaging converting plant in Bakersfield, California and the trucking transportation operations in West Monroe, Louisiana, as well as the consolidation and realignment of certain other operations in the United States, Australia and Europe. The cost of exiting these businesses and operating activities was approximately $40.9 million which was accrued during 1996 as a purchase accounting adjustment. These costs related principally to the severance of approximately 750 employees, relocation and other plant closure costs. At June 28, 1997, $22.8 million of this total was unspent and accrued in Other accrued liabilities on the Condensed Consolidated Balance Sheets. During the first half of 1997, $9.9 million was paid out and charged against the accrual and related primarily to severance costs.

NOTE 9 -- PRO FORMA DATA

    The following unaudited pro forma financial data has been prepared assuming that the Merger and related financings were consummated on January 1, 1996 and excluding the results of operations of the U.S. Timberlands/Wood Products business segment from the period presented. This pro forma financial data is presented for informational purposes and is not necessarily indicative of the operating results that would have occurred had the Merger been consummated on January 1, 1996, nor is it necessarily indicative of future operations.

                                    THREE MONTHS
                                       ENDED
(IN THOUSANDS OF DOLLARS)          MARCH 27, 1996
----------------------------  ------------------------
Net Sales...................        $    258,706
Net Loss....................        $    (31,696)

                            RIVERWOOD HOLDING, INC.

                                  (UNAUDITED)

NOTE 10 -- SUBSEQUENT EVENT

    On July 28, 1997, the Company completed an offering of $250 million principal amount of Senior Notes due 2007, bearing interest at 10 5/8 percent (the "1997 Notes"). The net proceeds of this offering were applied to prepay certain revolving credit borrowings under the Company's senior secured credit agreement (without any commitment reduction), and to refinance certain Tranche A term loans and other borrowings thereunder. The notes have not been registered under the Securities Act of 1933, as amended. During the third quarter of 1997, the Company will record a non-cash, extraordinary charge to earnings of approximately $2.5 million, net of tax, related to the write-off of the applicable portion of deferred debt issuance costs on the Tranche A term loans.

    In connection with this refinancing, the Company's senior secured lenders have modified certain financial covenants to reflect, among other things, the Company's recent financial results. After giving effect to such refinancing, outstanding revolving borrowings under the senior secured agreement were approximately $69 million (on a pro forma basis as of June 28, 1997) and scheduled principal payments on the term loans thereunder are approximately $1 million, $3 million, $4 million, $4 million, $120 million, $173 million, $184 million, and $156 million for 1997 through 2004, respectively. The covenant modifications include reductions in permitted capital expenditures, the elimination of the minimum consolidated net worth requirement, and reductions in minimum EBITDA (as defined) and interest coverage ratio requirements. The amended covenants also specify permitted capital expenditures (subject to certain carryover allowances and other adjustments) of no more than $175 million, $140 million, $140 million, and $135 million for 1997 though 2000, respectively, and $130 million per year thereafter. The amended covenants specify, among other changes, the following amended minimum EBITDA and interest coverage ratio requirements for each four quarter period ending during the following test periods:

                                                                                                INTEREST COVERAGE
PERIOD                                                                              EBITDA            RATIO
------------------------------------------------------------------------------  --------------  ------------------
December 31, 1996--December 30, 1997..........................................  $  130 million       0.80 to 1.00
December 31, 1997--December 30, 1998..........................................  $  140 million       0.85 to 1.00
December 31, 1998--December 30, 1999..........................................  $  200 million       1.00 to 1.00
December 31, 1999--December 30, 2000..........................................  $  265 million       1.25 to 1.00
December 31, 2000--December 30, 2001..........................................  $  325 million       1.50 to 1.00
December 31, 2001--December 30, 2002..........................................  $  350 million       1.75 to 1.00
December 31, 2002--December 30, 2003..........................................  $  375 million       2.00 to 1.00
Thereafter....................................................................  $  400 million       2.25 to 1.00

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors of
Igaras Papeis e Embalagens S.A.:

    We have audited the accompanying consolidated balance sheets of Igaras Papeis e Embalagens S.A., as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Igaras Papeis e Embalagens S.A. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles in the United States of America.

                                          COOPERS & LYBRAND BIEDERMANN, BORDASCH

SAO PAULO, BRAZIL
JANUARY 30, 1997

                        IGARAS PAPEIS E EMBALAGENS S.A.

                          CONSOLIDATED BALANCE SHEETS

                           (IN THOUSANDS OF DOLLARS)

                                                                                     DECEMBER 31,    DECEMBER 31,
                                                                                         1996            1995
                                                                                    --------------  --------------
ASSETS
Current Assets:
  Cash and equivalents............................................................   $     23,177    $     50,229
  Receivables, Net................................................................         27,296          21,897
  Inventories.....................................................................         31,601          33,178
  Other Assets....................................................................          5,469           4,681
                                                                                    --------------  --------------
    Total Current Assets..........................................................         87,543         109,985
                                                                                    --------------  --------------

Property, Plant and Equipment, Net................................................        274,404         231,562
Deferred Tax Assets...............................................................          5,331           6,779
Other Noncurrent Assets...........................................................          6,647           5,028
                                                                                    --------------  --------------
    Total Assets..................................................................   $    373,925    $    353,354
                                                                                    --------------  --------------
                                                                                    --------------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                        IGARAS PAPEIS E EMBALAGENS S.A.

                           (IN THOUSANDS OF DOLLARS)

                                                                                     DECEMBER 31,    DECEMBER 31,
                                                                                         1996            1995
                                                                                    --------------  --------------
LIABILITIES
Current Liabilities:
  Short-Term Debt.................................................................   $     30,774    $     19,372
  Current Portion of Long-Term Debt...............................................          5,724           9,427
  Accounts Payable................................................................         14,550          13,106
  Income Taxes....................................................................          4,502          34,564
  Deferred Income Taxes...........................................................            130             100
  Other Accrued Liabilities.......................................................         14,998          13,709
                                                                                    --------------  --------------
    Total Current Liabilities.....................................................         70,678          90,278
Long-Term Debt, less current portion..............................................         14,587          11,424
Pension Fund......................................................................          2,032           1,922
Deferred Income Taxes.............................................................         14,474          12,188
Other Noncurrent Liabilities......................................................            871             931
                                                                                    --------------  --------------
    Total Liabilities.............................................................        102,642         116,743
                                                                                    --------------  --------------

Contingencies and Commitments (Note 10)

SHAREHOLDERS' EQUITY
  Preferred Stock:
    Class A (No par Value; 32 and 16 Shares Authorized,
      Issued and Outstanding in 1996 and 1995, respectively)......................        --              --
    Class B (No par Value; no shares and 1 Share Authorized,
      Issued and
      Outstanding in 1996 and 1995, respectively).................................        --              --
  Common Stock (No par Value; 167,309,968 and
    116,999,983 Shares Authorized, Issued and Outstanding in
    1996 and 1995, respectively)..................................................        170,984         170,984
  Retained Earnings...............................................................        100,299          65,627
                                                                                    --------------  --------------
    Total Shareholders' Equity....................................................        271,283         236,611
                                                                                    --------------  --------------
    Total Liabilities and Shareholders' Equity....................................   $    373,925    $    353,354
                                                                                    --------------  --------------
                                                                                    --------------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                        IGARAS PAPEIS E EMBALAGENS S.A.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                           (IN THOUSANDS OF DOLLARS)

                                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1996         1995         1994
                                                                             -----------  -----------  -----------
Net Sales..................................................................  $   234,698  $   275,551  $   160,526
Cost of Sales..............................................................      156,577      139,011      105,869
Selling, General and Administrative Expenses...............................       19,989       19,049       15,622
Translation Losses, Net....................................................        2,115        2,457        6,628
Other (Expense) Income, Net................................................          854       (6,502)         747
                                                                             -----------  -----------  -----------
Income from Operations.....................................................       56,871      108,532       33,154
Interest Income............................................................        8,872       16,171          889
Interest Expense...........................................................        4,914        5,909        7,976
                                                                             -----------  -----------  -----------
Income before Income Taxes.................................................       60,829      118,794       26,067
Current Income Tax Expense.................................................       12,400       45,226        4,079
Deferred Income Tax Expense................................................        3,764        3,558        3,769
                                                                             -----------  -----------  -----------
Net Income.................................................................  $    44,665  $    70,010  $    18,219
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

   The accompanying notes are an integral part of the consolidated financial statements.

                        IGARAS PAPEIS E EMBALAGENS S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (IN THOUSANDS OF DOLLARS)

                                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                                             ------------------------------------
                                                                               1996        1995          1994
                                                                             ---------  -----------  ------------
Cash Flows from Operating Activities:
  Net Income...............................................................  $  44,665  $    70,010  $     18,219
  Noncash Items Included in Net Income:
    Depreciation, Amortization and Cost of Timber Harvested................     16,632       14,847        15,231
  Deferred Income Tax Expense..............................................      3,764        3,558         3,769
  Pension Expense, Net of Funding..........................................        337          168           325
  Other, Net...............................................................       (306)        (313)         (132)
(Increase) Decrease in Current Assets:
  Receivables..............................................................     (5,399)      (3,786)       (9,098)
  Inventories..............................................................      1,577      (12,937)       (1,854)
  Other Assets.............................................................       (788)      (2,975)           49
Increase (Decrease) in Current Liabilities:
  Accounts payable.........................................................      1,444        2,065         2,838
  Income taxes.............................................................    (30,062)      34,038           526
Other Current Liabilities..................................................      1,289        3,253         4,410
Increase (Decrease) in Other Noncurrent Liabilities........................        (60)         931       --
                                                                             ---------  -----------  ------------
Net Cash Provided by Operating Activities:.................................     33,093      108,859        34,283
                                                                             ---------  -----------  ------------
Cash Flows from Investing Activities:
Purchases of Property, Plant and Equipment.................................    (60,010)     (41,343)      (19,997)
Proceeds from Sales of Property, Plant and Equipment.......................        615          457           147
Increase (Decrease) in Other Noncurrent Assets.............................     (1,619)         947            57
                                                                             ---------  -----------  ------------
Net Cash Used in Investing Activities......................................    (61,014)     (39,939)      (19,793)
                                                                             ---------  -----------  ------------
Cash Flows from Financing Activities:
  Proceeds from Long-Term Debt.............................................      9,350        6,084        11,036
  Proceeds from Short-Term Debt............................................     70,476       92,889        88,040
  Payments on Debt.........................................................    (68,964)     (88,677)     (106,405)
  Dividends................................................................     (9,993)     (32,233)       (6,029)
                                                                             ---------  -----------  ------------
Net Cash Provided by (Used in) Financing Activities........................        869      (21,937)      (13,358)
                                                                             ---------  -----------  ------------
Net Increase (Decrease) in Cash and Equivalents............................    (27,052)      46,983         1,132
Cash and Equivalents at Beginning of Period................................     50,229        3,246         2,114
                                                                             ---------  -----------  ------------
Cash and Equivalents at End of Period......................................  $  23,177  $    50,229  $      3,246
                                                                             ---------  -----------  ------------
                                                                             ---------  -----------  ------------
Supplemental Disclosure of Cash Flow Information:
Cash Paid During the Year for:
  Income Taxes.............................................................  $  40,161  $     8,583  $      3,582
  Interest.................................................................  $   6,776  $     6,982  $      7,993

   The accompanying notes are an integral part of the consolidated financial statements.

                        IGARAS PAPEIS E EMBALAGENS S.A.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                           (IN THOUSANDS OF DOLLARS)

                                                   PREFERRED STOCK                                     TOTAL
                                               ------------------------    COMMON      RETAINED    SHAREHOLDERS'
                                                 CLASS A      CLASS B       STOCK      EARNINGS        EQUITY
                                               -----------  -----------  -----------  -----------  --------------
Balances at December 31, 1993................      --           --       $   176,351  $    15,660   $    192,011
Net Income...................................      --           --           --            18,219         18,219
Dividends of $0.052 per Share on
  Common Stock...............................      --           --           --            (6,029)        (6,029)
Capital Increase.............................      --           --               264      --                 264
Partial Spin-off.............................      --           --            (5,631)     --              (5,631)
Conversion of Common Stock to
  Preferred Stock............................      --           --           --           --             --
                                               -----------  -----------  -----------  -----------  --------------
Balances at December 31, 1994................      --           --           170,984       27,850        198,834
Net Income...................................      --           --           --            70,010         70,010
Dividends of $0.275 per Share on
  Common Stock...............................      --           --           --           (32,233)       (32,233)
                                               -----------  -----------  -----------  -----------  --------------
Balances at December 31, 1995................      --           --           170,984       65,627        236,611
Net Income...................................      --           --           --            44,665         44,665
Dividends of $0.060 per Share on
  Common Stock...............................      --           --           --            (9,993)        (9,993)
                                               -----------  -----------  -----------  -----------  --------------
Balances at December 31, 1996................      --           --       $   170,984  $   100,299   $    271,283
                                               -----------  -----------  -----------  -----------  --------------
                                               -----------  -----------  -----------  -----------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                        IGARAS PAPEIS E EMBALAGENS S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) BASIS OF PRESENTATION

    The accompanying consolidated financial statements include the accounts of Igaras Papeis e Embalagens S.A. and its wholly-owned subsidiary, Igaras Agro-Florestal Ltda. (herein referred to as "the Company"). All significant transactions and balances between the consolidated operations have been eliminated.

    (B) PRINCIPLES OF TRANSLATION

    The accounting records of the Company are maintained in local currency. The Company's financial statements, including the adjustments made outside the local books of account, have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS No. 52"), as follows:

                                 BALANCE SHEETS

Inventories; Prepaid Expenses; Property, Plant and
  Equipment

                                                               At Historical
Advances for Energy Supply and Shareholders' Equity           Exchange Rates

All Other Assets and Liabilities                             At the Year End

                                                          Exchange Rates of:
                                                          1996       1995
                                                        ---------  ---------
                                                        R$ 1.0394  R$ 0.9725
                                                        US$  1.00  US$  1.00

                            STATEMENTS OF OPERATIONS

Cost of Sales; Depreciation; Cost of Timber        At Historical
  Harvested and Amortization of Other Assets       Exchange Rates

All Other Income and Expense Items                 At the Average
                                                   Exchange rate for the
                                                   Period

All gains and losses on translation are included in income from operations.

    (C) CASH AND EQUIVALENTS

    Cash and equivalents include time deposits, certificates and receipts of deposits and other marketable securities with original maturities of three months or less.

    (D) INVENTORIES

    Inventories are stated at average cost which is lower than market.

                        IGARAS PAPEIS E EMBALAGENS S.A.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (E) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Cost includes capitalized interest incurred during the construction phase. In 1996, 1995 and 1994, $2,504,000, $736,000 and $468,000 of interest expense was capitalized, respectively.

    Expenditures for significant improvements, or for replacement parts, which extend the useful life of an asset for more than one year, are capitalized, while maintenance and repair costs are charged against operations as incurred.

    Gains and losses from normal retirement or replacement of property, plant and equipment are reflected in accumulated depreciation with no effect on current period earnings. The amount of related accumulated deferred losses, net of accumulated depreciation, was $369,000 and $460,000 as of December 31, 1996 and 1995, respectively. Gains and losses arising from abnormal disposals are included in income from operations.

    (F) DEPRECIATION AND COST OF TIMBER HARVESTED

    Depreciation of cost is provided over the estimated useful lives of the related assets using the straight-line method.

    The estimated useful lives used in computing depreciation were as follows for all years presented:

Land Improvements............................................  35 years
Buildings and Building Equipment.............................  35 years
                                                               5 to 20
Machinery, Equipment and Vehicles............................  years
Furniture and Fixtures.......................................  16 years
Computer Hardware............................................  4 to 5 years

    Timber and timberlands are stated at cost. Cost of timber harvested is based on unit cost rates calculated using the total estimated yield of timber to be harvested and the unamortized timber costs.

    (G) INCOME TAXES

    Deferred income taxes are recognized in accordance with SFAS No. 109, "Accounting for Income Taxes". The standard requires, among other things, the use of the liability method of computing deferred income taxes. Under the liability method, the effect of changes in corporate tax rates on deferred income taxes is recognized currently as an adjustment to income tax expense. The liability method also requires that deferred tax assets or liabilities be recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

    (H) REVENUE RECOGNITION

    The Company recognizes revenue primarily when goods are shipped to customers.

    (I) USE OF ESTIMATES

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and

                        IGARAS PAPEIS E EMBALAGENS S.A.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 -- EFFECTS OF INFLATION

    Brazilian corporate law and tax regulations required monetary correction, until December 31, 1995, (price-level restatement) of permanent assets (fixed assets, deferred charges and permanent investments) and shareholders' equity accounts using the Ufir index published by the Brazilian Government. The computed monetary correction amounts were recorded in the respective Brazilian balance sheet accounts with the net amount recorded as a gain or loss in the Brazilian statement of operations. As of January 1, 1996, as established by the Brazilian corporation law and tax regulations (Law No. 9249/95), the monetary correction of the financial statements was abolished. Consequently, there are no effects of monetary correction in the income tax for 1996.

NOTE 3 -- RECEIVABLES

    The components of receivables were as follows at December 31:

(IN THOUSANDS OF DOLLARS)                                                 1996        1995
---------------------------------------------------------------------  ----------  ----------
Trade................................................................  $   40,957  $   38,743
Less:
  Export Drafts Discounted with Recourse.............................     (13,465)    (16,841)
  Allowance for Bad Debts............................................        (196)         (5)
                                                                       ----------  ----------
                                                                       $   27,296  $   21,897
                                                                       ----------  ----------
                                                                       ----------  ----------

    Export sales by geographic area were as follows:

                                                                             FOR THE YEARS ENDED DECEMBER
                                                                                          31,
                                                                            -------------------------------
(IN THOUSANDS OF DOLLARS)                                                     1996       1995       1994
--------------------------------------------------------------------------  ---------  ---------  ---------
Europe....................................................................  $  10,511  $  28,348  $  19,167
Asia-Africa...............................................................     21,242     28,395     18,620
Latin America, Other than Brazil..........................................     22,979     27,454     19,103
                                                                            ---------  ---------  ---------
  Total Export Sales......................................................  $  54,732  $  84,197  $  56,890
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

    The remaining net sales for each of the periods presented were to customers which were not concentrated in any specific region, but were concentrated primarily in the consumer products industry. No single customer accounted for more than 10% of the Company's net sales, and there were no significant accounts receivable from a single customer. The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Bad debt expense (credit) was $191, $0 and $(60) for the years ended December 31, 1996, 1995 and 1994, respectively.

                        IGARAS PAPEIS E EMBALAGENS S.A.

NOTE 4 -- INVENTORIES

    The major classes of inventories were as follows at December 31:

(IN THOUSANDS OF DOLLARS)                                                 1996        1995
---------------------------------------------------------------------  ----------  ----------
Finished goods.......................................................  $    2,580  $    3,336
Work-in-process......................................................       1,180         786
Raw materials........................................................      12,177      17,013
Maintenance Materials and Other Supplies.............................      17,349      13,638
Less: Reserve for Obsolete and Slow-Moving Inventory.................      (1,685)     (1,595)
                                                                       ----------  ----------
                                                                       $   31,601  $   33,178
                                                                       ----------  ----------
                                                                       ----------  ----------

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment were as follows at December 31:

(IN THOUSANDS OF DOLLARS)                                                1996         1995
--------------------------------------------------------------------  -----------  -----------
Land and Land Improvements..........................................  $     8,095  $     7,038
Buildings and Building Equipment....................................       38,812       32,318
Machinery, Equipment and Vehicles...................................      259,112      225,171
Furniture and Fixtures..............................................        4,568        4,179
Computer Hardware...................................................        1,743        1,308
Construction in Progress............................................       33,560       27,629
                                                                      -----------  -----------
                                                                          345,890      297,643
Less: Accumulated Depreciation......................................      131,692      124,927
                                                                      -----------  -----------
                                                                          214,198      172,716
Timber and Timberlands, less Cost of Timber Harvested...............       60,206       58,846
                                                                      -----------  -----------
                                                                      $   274,404  $   231,562
                                                                      -----------  -----------
                                                                      -----------  -----------

                        IGARAS PAPEIS E EMBALAGENS S.A.

NOTE 6 -- LONG-TERM DEBT

    Long-term debt consisted of the following at December 31:

                                PRINCIPLE         PERIOD
 (IN THOUSANDS OF DOLLARS)         DUE         OUTSTANDING      ANNUAL INTEREST RATE        1996       1995
---------------------------  ----------------  ------------  ---------------------------  ---------  ---------
Credibanco.................  Annually             1993-1997  9.7%                         $     492  $   1,679
ING Bank...................  Annually                  1996  Libor+2.5%(8.06% at                 --         12
                                                             December 31, 1995)
Frances e Brasileiro.......  Monthly              1995-1999  5.18%                              405        567
Frances e Brasileiro.......  Monthly              1995-1999  5.54%                              502        702
ING Bank...................  Annually                  1996  Libor+2.5%(8.06% at                 --      3,374
                                                             December 31, 1995)
ING Bank...................  Annually                  1996  Libor+2.5%(8.06% at                 --        659
                                                             December 31,1995)
Credibanco.................  Semi-annually        1996-1997  Libor+1.5%(7.3% at December        431         --
                                                             31,1996)
Credibanco.................  Semi-annually        1996-1997  Libor+1.5%(7.3% at December        368         --
                                                             31,1996)
Credibanco.................  Semi-annually        1996-1997  Libor+1.5%(7.3% at December        640         --
                                                             31,1996)
ING Bank...................  Annually             1996-1997  5.8%                             3,374         --
ING Bank...................  Annually             1996-1997  5.8%                               658         --
Finame.....................  Monthly              1993-1996  12.0%                               --        119
Finame.....................  Monthly              1993-1998  12.0%                            6,186      9,171
BNDES......................  Monthly              1994-1999  12.0%                            1,457      2,156
BNDES......................  Monthly              1997-1999  12.0%                              779        574
BNDES......................  Monthly              1997-2000  12.5%                              842        877
BNDES......................  Monthly              1997-2000  10.5%                              771        430
BNDES......................  Monthly              1998-2001  12.0%                            3,229         --
Others.....................                                                                     177        531
                                                                                          ---------  ---------
                                                                                             20,311     20,851
Less Current Portion                                                                          5,724      9,427
                                                                                          ---------  ---------
                                                                                          $  14,587  $  11,424
                                                                                          ---------  ---------
                                                                                          ---------  ---------

    Long-term debt maturities and expirations of funded long-term working capital commitments at December 31, 1996 were as follows:

                                                                          (IN THOUSANDS OF
                                                                              DOLLARS)
                                                                      ------------------------
1997................................................................         $    5,724
1998................................................................             10,729
1999................................................................              2,034
2000................................................................              1,143
2001................................................................                681
                                                                               --------
                                                                             $   20,311
                                                                               --------
                                                                               --------

                        IGARAS PAPEIS E EMBALAGENS S.A.

NOTE 6 -- LONG-TERM DEBT (CONTINUED)
    No restrictions, guarantees or covenants are associated with long-term debt.

    The weighted average interest rate on short-term debt approximated 8% and at December 31,1996 and 1995, respectively

NOTE 7 -- OTHER ACCRUED LIABILITIES

    The components of other accrued liabilities were as follows at December 31:

(IN THOUSANDS OF DOLLARS)                                                  1996       1995
-----------------------------------------------------------------------  ---------  ---------
Wages and Compensation.................................................  $   7,389  $   6,654
Value-Added and Other Taxes Payable....................................      1,579      4,731
Amount Due to Affiliate................................................      3,137        624
Other..................................................................      2,893      1,700
                                                                         ---------  ---------
                                                                         $  14,998     13,709
                                                                         ---------  ---------
                                                                         ---------  ---------

NOTE 8 -- PENSION FUND

    The Company maintains a noncontributory defined benefit plan to supplement the pension benefit provided by the government pension system. The plan covers all employees meeting minimum eligibility requirements. Pension benefits are based primarily on years of service and the employee's compensation near retirement. The Company's funding policy is to contribute funds to trusts as necessary to maintain the plan on an actuarially sound basis. Plan assets are primarily invested in listed stocks and Brazilian government bonds.

    The components of the periodic pension expense were as follows for the following years:

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                          -------------------------------
(IN THOUSANDS OF DOLLARS)                                   1996       1995       1994
--------------------------------------------------------  ---------  ---------  ---------
Service Cost -- Benefits Earned during the Year.........  $     820  $     721  $     503
Interest Cost on Projected Benefit Obligation...........        562        469        311
Actual Return on Plan Assets Gain.......................       (357)      (162)      (168)
Amortization of Prior Service Cost......................        112        112        112
                                                          ---------  ---------  ---------
  Total Pension Expense.................................  $   1,137  $   1,140  $     758
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------

    Certain assumptions used in determining the pension expense and net pension liability for 1996, 1995 and 1994 were as follows:

Discount Rates...............................................  5% per year above Inflation in
                                                               Brazil
Rates of Increase in Future Compensation Levels..............  3% per year above Inflation in
                                                               Brazil
Expected Long-Term Rates of Return on Assets.................  5% per year above Inflation in
                                                               Brazil

                        IGARAS PAPEIS E EMBALAGENS S.A.

NOTE 8 -- PENSION FUND (CONTINUED)
    The following table sets forth the funded status of the plan as of December 31:

(IN THOUSANDS OF DOLLARS)                                                 1996        1995
---------------------------------------------------------------------  ----------  ----------
Actuarial Present Value:
  Vested Benefit Obligation..........................................  $    6,694  $    5,181
                                                                       ----------  ----------
                                                                       ----------  ----------
  Accumulated Benefit Obligation.....................................  $    8,683  $    7,284
                                                                       ----------  ----------
                                                                       ----------  ----------
  Projected Benefit Obligation.......................................  $  (12,527) $  (10,848)
Plan Assets at Fair Market Value.....................................       8,662       6,806
                                                                       ----------  ----------
Plan Assets less Projected Benefit Obligation........................      (3,865)     (4,042)
Unrecognized Net Gain................................................          24         269
Unrecognized Prior Service Cost......................................       1,683       1,795
                                                                       ----------  ----------
Pension Liability -- Currently.......................................        (126)        (56)
Pension Liability -- Long-Term.......................................       (2032)     (1,922)
                                                                       ----------  ----------
Net Pension Liability................................................  $   (2,158) $   (1,978)
                                                                       ----------  ----------
                                                                       ----------  ----------

    The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service of employees, which approximates 23 years.

NOTE 9 -- INCOME TAXES

    During 1996, 1995 and 1994, the statutory income tax rates including the social contribution tax on ordinary profits were approximately 32%, 48%, and 41%, respectively. The statutory income tax rate on agricultural profits including the social contribution tax was 32% for these years.

    On December 27, 1996, the government enacted Law No. 9430/96 changing the statutory income tax rate from 32% to 33% (including social contribution), effective January 1, 1997. This rate change caused an increase of $89,000 in deferred income taxes which was recognized during 1996.

    Approximate tax effects of temporary differences giving rise to the net deferred tax assets and liabilities were as follows at December 31:

(IN THOUSANDS OF DOLLARS)                                                  1996       1995
-----------------------------------------------------------------------  ---------  ---------
Deferred Tax Assets:
  Provision for Loss on Electrobras Bonds..............................  $   1,019  $   1,043
  Inflationary Losses..................................................      1,842      2,953
  Pensions.............................................................        712        612
  Miscellaneous........................................................      1,758      2,171
                                                                         ---------  ---------
Total Deferred Tax Assets..............................................  $   5,331  $   6,779
                                                                         ---------  ---------
                                                                         ---------  ---------
Deferred Tax Liabilities:
  Inflationary Profit..................................................  $   9,749  $  10,937
  Property, Plant and Equipment........................................      4,670      1,054
  Miscellaneous........................................................        185        297
                                                                         ---------  ---------
Total Deferred Tax Liability...........................................  $  14,604  $  12,288
                                                                         ---------  ---------
                                                                         ---------  ---------

                        IGARAS PAPEIS E EMBALAGENS S.A.

NOTE 9 -- INCOME TAXES (CONTINUED)
    The current and long-term portions of the net deferred tax liability were $130,000 and $14,474,000, respectively, in 1996, and $100,000 and $12,188,000, respectively, in 1995.

    The reported amount of income tax expense on income before income taxes differs from the amount of income tax expense that would result from applying the Brazilian statutory income tax rate to income before income taxes for the following reasons:

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
(IN THOUSANDS OF DOLLARS)                                1996        1995        1994
----------------------------------------------------  ----------  ----------  ----------
Brazilian Statutory Expense.........................  $   20,074  $   57,235  $   10,515
Accelerated Depreciation............................      --          (8,069)     (3,372)
Interest on Own Capital.............................      (4,089)     --          --
Other, Net..........................................         179        (382)        705
                                                      ----------  ----------  ----------
Income Tax Expense..................................  $   16,164  $   48,784  $    7,848
                                                      ----------  ----------  ----------
                                                      ----------  ----------  ----------

NOTE 10 -- CONTINGENCIES AND COMMITMENTS

    The Company is a party to a number of lawsuits arising out of the conduct of its business. While there can be no assurance as to their ultimate outcome, the Company does not believe that these lawsuits will have a material impact on the results of operations, cash flows or financial condition of the Company.

    As of December 31, 1996, outstanding purchase commitments relating to capital projects totaled approximately $81 million.

NOTE 11 -- SHAREHOLDERS' EQUITY

    During December 1994, the Company changed from a limited liability company (Ltd.) to a public company (S.A.). In addition, Riverwood International Corporation ("Riverwood", the former 100% shareholder of the Company) sold just under 50% of its shares to Saragy S.A.

    The capital shares consist of 167,309,968 common shares, of which 83,654,984 common shares are owned by Riverwood and 83,654,984 common shares are owned by Saragy S.A. In addition, the Company has authorized and issued 32 shares of Class A preferred stock. These preferred shares have preference in the event of a liquidation of the Company.

    These Class A preferred shares also have rights to dividends equal to those of the common shares.

    The Class A preferred shares are not entitled to vote and are not convertible into common shares. As of April 30, 1996, one Class B preferred share was converted into one common share with no par value for Saragy S.A. and, additionally, 50,309,984 common shares with no par value were issued of which 25,154,992 was distributed to Riverwood and 25,154,992 to Saragy S.A.

    Earnings may be distributed only out of Reais retained earnings reflected in the books of Igaras Papeis e Embalagens S.A. As of December 31, 1996, the U.S. dollar equivalent of this amount available for distribution was approximately $10,960,000.

                        IGARAS PAPEIS E EMBALAGENS S.A.

NOTE 12 -- PARTIAL SPIN-OFF

    In November 1994, the Board of Directors approved the partial spin-off of assets of Igaras Papeis e Embalagens Ltda., creating Riverwood do Brasil Ltda.

    This newly formed company was created to manage the Riverwood's packaging machinery business. All shares issued were distributed to Riverwood. At November 30, 1994, the net assets of Riverwood do Brasil Ltda., were as follows:

                                                                      (IN THOUSANDS OF DOLLARS)
                                                                      -------------------------
Assets
  Current...........................................................          $     553
  Property, Plant and Equipment.....................................              5,078
                                                                                -------
      Net Assets....................................................          $   5,631
                                                                                -------
                                                                                -------

    The impact of this spin-off on the Company's statements of operations is not material.

NOTE 13 -- RELATED PARTY TRANSACTIONS

    During the years ended December 31, 1996, 1995 and 1994, the Company purchased approximately $5.1 million, $5.7 million and $4.0 million, respectively, from Riverwood. Intercompany profits in ending inventory are not material at December 31, 1996 and 1995.

NOTE 14 -- OTHER (EXPENSE) INCOME, NET

    Other (expense) income, net in 1995 included approximately $3.6 million of expenses related to the settlement of certain sales tax matters and approximately $2.3 million of bonus compensation expenses.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE NOTES, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                           --------------------------

            TABLE OF CONTENTS
Available Information.....................           3
Prospectus Summary........................           4
Risk Factors..............................          18
Use of Proceeds...........................          27
Capitalization............................          27
Selected Historical Consolidated Financial
  Data....................................          28
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................          32
Business..................................          58
Management................................          69
Ownership of Capital Stock................          77
Certain Relationships and Related
  Transactions............................          79
Description of Senior Secured Credit
  Facilities..............................          80
Description of Machinery Facility.........          83
Description of 1996 Notes.................          83
The Exchange Offer........................          85
Registration Rights.......................          91
Description of Notes......................          93
Certain Federal Income Tax
  Considerations..........................         131
Book-entry; Delivery and Form.............         136
Plan of Distribution......................         138
Legal Matters.............................         138
Experts...................................         139
Glossary of Certain Terms.................         140

    UNTIL           , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE NEW NOTES,
WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                      RIVERWOOD INTERNATIONAL CORPORATION

                               OFFER TO EXCHANGE
                         10 5/8% SENIOR NOTES, SERIES A
                           DUE 2007, WHICH HAVE BEEN
                              REGISTERED UNDER THE
                            SECURITIES ACT OF 1933,
                          AS AMENDED, FOR ANY AND ALL
                           OUTSTANDING 10 5/8% SENIOR
                                 NOTES DUE 2007

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware Corporation Law, as amended, provides in regards to indemnification of directors and officers as follows:

    "145 INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE. -- (a) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    (b) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

    (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

    (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

    (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

    (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

    (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

    The Certificate of Incorporation and Section 5 of the By-Laws of the Company authorize indemnification of officers and directors to the full extent permitted under Delaware law, including a provision eliminating (except under certain enumerated circumstances) the liability of directors for duty of care violations.

    The indemnification provided for the Delaware General Corporation Law is not exclusive of any other rights of indemnification, and a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the Delaware General Corporation Law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) LIST OF EXHIBITS

EXHIBIT
NUMBER                 DESCRIPTION OF DOCUMENT
----------             ------------------------------------------------------------------------------------------------

3.1                --  Certificate of Incorporation of Riverwood Holding, Inc. (formerly known as New River Holding,
                       Inc.) ("Holding")(1)

3.2                --  Restated By-Laws of Holding, as amended effective October 8, 1996(2)

3.3                --  Certificate of Incorporation of RIC Holding, Inc. ("RIC Holding")(4)

3.4                --  Restated By-Laws of RIC Holding, as amended effective October 8, 1996(2)

3.5                --  Certificate of Incorporation of Riverwood International Corporation ("Riverwood")(6)

3.6                --  Restated By-Laws of Riverwood, as amended effective October 8, 1996(2)

4.1                --  Indenture, dated as of July 28, 1997, between Riverwood, RIC Holding, Holding and State Street
                       Bank & Trust Company, as trustee, relating to the 10 5/8% Senior Notes due 2007 of Riverwood(3)

4.2                --  Purchase Agreement, dated as of July 23, among Riverwood, Chase Securities Inc., Credit Suisse
                       First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Initial
                       Purchasers")(3)

4.3                --  Registration Rights Agreement, dated as of July 28, 1997, among Riverwood and the Initial
                       Purchasers(3)

4.4                --  Senior Secured Credit Agreement, dated as of March 27, 1996, as amended (the "Credit
                       Agreement"), among Riverwood (as successor to RIC Holding), the lenders named therein (the
                       "Lenders") and The Chase Manhattan Bank (formerly known as Chemical Bank) ("Chase"), as administrative agent(4)

4.5                --  Amendment No. 1 to the Credit Agreement, dated as of September 13, 1996, among Riverwood, the
                       Lenders and Chase, as administrative agent(5)

4.6                --  Amendment No. 2 to the Credit Agreement, dated as of September 17, 1996, among Riverwood, the
                       Lenders and Chase, as administrative agent(5)

4.7                --  Amendment No. 3 to the Credit Agreement, dated as of November 4, 1996, among Riverwood, the
                       Lenders and Chase, as administrative agent(1)

4.8                --  Amendment No. 4 to the Credit Agreement, dated as of July 15, 1997, among Riverwood, the Lenders and Chase, as administrative agent(3)

4.9                --  Machinery Credit Agreement, dated March 27, 1996, among Riverwood International Machinery, Inc., the other borrowers thereto, The Chase Manhattan Bank (formerly known as Chemical Bank), as administrative agent, and the lenders party thereto(4)

4.10               --  Indenture, dated March 27, 1996, among RIC Holding, Holding, CDRO Acquisition Corporation
                       ("CDRO") and Fleet National Bank of Connecticut, as trustee, relating to the 10 1/4% Senior
                       Notes due 2006 of Riverwood, together with the First Supplemental Indenture and the Second
                       Supplemental Indenture thereto(4)

4.11               --  Indenture, dated March 27, 1996, among RIC Holding, Holding, CDRO and Fleet National Bank of
                       Massachusetts, as trustee, relating to the 10 7/8% Senior Subordinated Notes due 2008 of
                       Riverwood, together with the First Supplemental Indenture and the

EXHIBIT
NUMBER                 DESCRIPTION OF DOCUMENT
----------             ------------------------------------------------------------------------------------------------
                       Second Supplemental Indenture thereto(4)

4.12               --  Facility Agreement between Riverwood Cartons Pty Ltd and Australia and New Zealand Banking Group
                       Limited, dated September 21, 1992, as amended by the Agreement Amending the Facility Agreement, dated September 13, 1995(8)

4.13               --  Indenture, dated as of June 24, 1992, relating to 10 3/4% Senior Notes Due 2000(8)

4.14               --  Indenture, dated as of June 24, 1992, relating to 11 1/4% Senior Subordinated Notes Due 2002(8)

4.15               --  Indenture, dated as of June 30, 1994, relating to 10 3/8% Senior Subordinated Notes Due 2004(8)

4.16               --  Indenture, dated as of September 15, 1993, relating to 6 3/4% Convertible Subordinated Notes Due
                       2003(8)

5                  --  Opinion of Debevoise & Plimpton regarding the legality of the New Notes being registered(9)

10.1               --  Wood Products Supply Agreement, dated as of October 18, 1996, between Plum Creek Timber Company,
                       L.P. and Riverwood(5)

10.2               --  Form of Investor Stock Subscription Agreement between New River Holding, Inc. (renamed Riverwood
                       Holding, Inc.) and each of the investors named on the schedule thereto(6)

10.3               --  Form of Management Stock Subscription Agreement between New River Holding, Inc. (renamed
                       Riverwood Holding, Inc.) and the purchasers named therein(6)

10.4               --  Form of Management Stock Option Agreement between New River Holding, Inc. (renamed Riverwood
                       Holding, Inc.) and the grantees named therein(6)

10.5               --  Form of Registration and Participation Agreement among New River Holding, Inc. (renamed
                       Riverwood Holding, Inc.) and certain stockholders of New River Holding, Inc.(6)

10.6               --  Form of New River Holding, Inc. Stock Incentive Plan(6)

10.7               --  Form of Stockholders Agreement among New River Holding, Inc. (renamed Riverwood Holding, Inc.)
                       and the stockholders of New River Holding, Inc. named therein(6)

10.8               --  Form of Indemnification Agreement, among Holding, RIC Holding, Riverwood, Clayton, Dubilier &
                       Rice, Inc. and Clayton, Dubilier & Rice Fund V Limited Partnership(6)

10.9               --  Form of Amended and Restated Employment Agreements, among Riverwood, Holding and each of Thomas
                       H. Johnson, Robert C. Hart, Octavio Orta and Frank R. McCauley(6)

10.10              --  Form of Consulting Agreement, among Holding, RIC Holding, the corporation formerly known as
                       Riverwood, Riverwood and Clayton, Dubilier & Rice, Inc.(6)

10.11              --  Agreement, dated November 11, 1996 among Holding, RIC Holding, Riverwood and Thomas H.
                       Johnson(1)

10.12              --  Loanout Agreement, dated as of October 8, 1996 by and among Holding, RIC Holding, Riverwood and
                       Clayton, Dubilier & Rice, Inc.(1)

EXHIBIT
NUMBER                 DESCRIPTION OF DOCUMENT
----------             ------------------------------------------------------------------------------------------------
10.13              --  Employment Agreement, effective as of March 31, 1997, among Riverwood, Holding and Stephen
                       Humphrey(7)

10.14              --  Management Stock Option Agreement, dated as of March 31, 1997, by and between Holding and
                       Stephen Humphrey(7)

12.1               --  Computation of Ratio of Earnings to Fixed Charges(3)

12.2               --  Computation of EBITDA to Interest Expense(3)

15.1                   Letter of Coopers & Lybrand Biedermann, Bordasch with respect to unaudited interim financial information(3)

15.2                   Letter of Deloitte & Touche LLP with respect to unaudited interim financial information(3)

21                 --  List of Subsidiaries of Holding(1)

23.1               --  Consent of Deloitte & Touche LLP(3)

23.2               --  Consent of Cooper & Lybrand L.L.P.(3)

23.3               --  Consent of Coopers & Lybrand Biedermann, Bordasch(3)

23.4               --  Consent of Debevoise & Plimpton (included in Exhibit filed as Exhibit 5)(9)

24                 --  Powers of Attorney (included on signature pages to this Registration Statement on Form S-4)(3)

25                 --  Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 (Form T-1) of
                       the Trustee(9)

99.1               --  Form of Letter of Transmittal(9)

99.2               --  Form of Notice of Guaranteed Delivery(9)

99.3               --  Form of Exchange Agreement between Riverwood and State Street Bank and Trust Company, as the
                       Exchange Agent(9)

    (B) FINANCIAL STATEMENT SCHEDULES

    The following financial statement schedules not included in the Prospectus appear on the following pages of this Registration Statement.

  PAGE                                                     SCHEDULE
---------  --------------------------------------------------------------------------------------------------------

II-8       Report of Coopers & Lybrand L.L.P., Independent Accountants(3)

II-9       Schedule II -- Valuation and Qualifying Accounts(3)

    All other schedules are omitted as the required information is included in the Company's consolidated financial statements of the related notes or such schedules are not applicable.

------------------------

1  Filed as an exhibit to Holding's Report on Form 10-K, filed March 27, 1997
    (Commission File No. 1-11113) and incorporated herein by reference

2  Filed as an exhibit to Holding's Report on Form 10-Q, filed November 8, 1996
    (Commission File No. 1-11113) and incorporated herein by reference

3  Filed herewith

4  Filed as an exhibit to RIC Holding's Annual Report on Form 10-K, filed April
    16, 1996 (Commission File No. 1-11113) and incorporated herein by reference

5  Filed as an exhibit to Holding's Report on Form 8-K, filed October 21, 1996
    (Commission File No. 1-11113) and incorporated herein by reference

6  Filed as an exhibit to Registration Statement on Form S-1 (Registration No.
    33-80475) of New River Holding, Inc. (renamed Riverwood Holding, Inc.) under the Securities Act of 1933, as amended, and incorporated herein by reference

7  Filed as an exhibit to Holding's Report on Form 10-Q, filed May 9, 1997
    (Commission File No. 1-11113) and incorporated herein by reference

8 Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the registrants agree to furnish a copy of such document to the Securities and Exchange Commission upon request

9  To be filed by amendment

ITEM 22. UNDERTAKINGS.

    Each Registrant hereby undertakes

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10 (a) (3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Directors

of Riverwood Holding, Inc.:

    In connection with our audits of the consolidated financial statements of Riverwood International Corporation as of December 31, 1995 and 1994, and for each of the two years in the period ended December 31, 1995, which financial statements are included in this Registration Statement on Form S-4, dated August 11, 1997, we have also audited the financial statement schedules listed in Item 21(b) herein.

    In our opinion, these financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                                        COOPERS & LYBRAND L.L.P.

Atlanta, Georgia

January 22, 1996

                            RIVERWOOD HOLDING, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                           (IN THOUSANDS OF DOLLARS)

                                                                            ADDITIONS
                                                                     ------------------------
                                                        BALANCE AT   CHARGED TO     CHARGED                    BALANCE AT
                                                         BEGINNING    COSTS AND    TO OTHER                        END
CLASSIFICATION                                           OF PERIOD    EXPENSES     ACCOUNTS    DEDUCTIONS(A)    OF PERIOD
------------------------------------------------------  -----------  -----------  -----------  --------------  -----------
COMPANY:
NINE MONTHS ENDED DECEMBER 31, 1996:
Allowances Reducing the Assets in the Balance Sheet:
  Doubtful accounts receivable........................   $  --        $     952    $  --         $     (123)    $     829
  Deferred tax assets.................................      33,263       58,756       --             --            92,019
                                                        -----------  -----------       -----        -------    -----------
    Total.............................................   $  33,263    $  59,708    $  --         $     (123)    $  92,848
                                                        -----------  -----------       -----        -------    -----------
                                                        -----------  -----------       -----        -------    -----------
PREDECESSOR:
THREE MONTHS ENDED MARCH 27, 1996:
Allowances Reducing the Assets in the Balance Sheet:
  Doubtful accounts receivable........................   $   1,476    $     197    $  --         $      (82)    $   1,591
  Deferred tax assets.................................       1,875       --           --             (1,000)          875
                                                        -----------  -----------       -----        -------    -----------
    Total.............................................   $   3,351    $     197    $  --         $   (1,082)    $   2,466
                                                        -----------  -----------       -----        -------    -----------
                                                        -----------  -----------       -----        -------    -----------
TWELVE MONTHS ENDED DECEMBER 31, 1995:
Allowances Reducing the Assets in the Balance Sheet:
  Doubtful accounts receivable........................   $   1,105    $     589    $     299     $     (517)    $   1,476
  Deferred tax assets.................................       4,327       --           --             (2,452)        1,875
                                                        -----------  -----------       -----        -------    -----------
    Total.............................................   $   5,432    $     589    $     299     $   (2,969)    $   3,351
                                                        -----------  -----------       -----        -------    -----------
                                                        -----------  -----------       -----        -------    -----------
TWELVE MONTHS ENDED DECEMBER 31, 1994:
Allowances Reducing the Assets in the Balance Sheet:
  Doubtful accounts receivable........................   $   1,202    $      88    $     148     $     (333)    $   1,105
  Deferred tax assets.................................       3,662       --              665             --)        4,327
                                                        -----------  -----------       -----        -------    -----------
    Total.............................................   $   4,864    $      88    $     813     $     (333)    $   5,432
                                                        -----------  -----------       -----        -------    -----------
                                                        -----------  -----------       -----        -------    -----------

------------------------

Notes:

(a) The reduction in the allowance for doubtful accounts receivable relate principally to charges for which reserves were provided, net of recoveries. The reduction in the valuation allowance for deferred tax assets represents the reversal of a valuation allowance on certain international deferred tax net operating loss carry forward assets for which realization became more likely than not.

                            RIVERWOOD HOLDING, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                           (IN THOUSANDS OF DOLLARS)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, Riverwood International Corporation has caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 11th day of August, 1997.

                                RIVERWOOD INTERNATIONAL CORPORATION

                                BY:  /S/ STEPHEN M. HUMPHREY
                                     -----------------------------------------
                                     Name: Stephen M. Humphrey
                                     Title: President and Chief Executive
                                     Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen M. Humphrey, Thomas M. Gannon, Bradford Ankerholz, Cal Jenness or Bill H. Chastain, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in persons hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of this Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

PRINCIPAL EXECUTIVE OFFICER:

   /s/ STEPHEN M. HUMPHREY
------------------------------  President, Chief Executive    August 11, 1997
     Stephen M. Humphrey          Officer and Director

PRINCIPAL ACCOUNTING OFFICER:
       /s/ CAL JENNESS
------------------------------  Chief Accounting Officer      August 11, 1997
         Cal Jenness

PRINCIPAL FINANCIAL OFFICER:
     /s/ THOMAS M. GANNON
------------------------------  Chief Financial Officer       August 11, 1997
       Thomas M. Gannon

                            RIVERWOOD HOLDING, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                           (IN THOUSANDS OF DOLLARS)

DIRECTORS:

     /s/ B. CHARLES AMES
------------------------------  Chairman of the Board of      August 11, 1997
       B. Charles Ames            Directors

     /s/ KEVIN J. CONWAY
------------------------------  Director                      August 11, 1997
       Kevin J. Conway

     /s/ ALBERTO CRIBIORE
------------------------------  Director                      August 11, 1997
       Alberto Cribiore

   /s/ LEON J. HENDRIX, JR.
------------------------------  Director                      August 11, 1997
     Leon J. Hendrix, Jr.

     /s/ HUBBARD C. HOWE
------------------------------  Director                      August 11, 1997
       Hubbard C. Howe

    /s/ BRIAN J. RICHMAND
------------------------------  Director                      August 11, 1997
      Brian J. Richmand

    /s/ LAWRENCE C. TUCKER
------------------------------  Director                      August 11, 1997
      Lawrence C. Tucker

    /s/ SAMUEL M. MENCOFF
------------------------------  Director                      August 11, 1997
      Samuel M. Mencoff

     /s/ G. ANDREA BOTTA
------------------------------  Director                      August 11, 1997
       G. Andrea Botta

    /s/ JOSEPH E. PARZICK
------------------------------  Director                      August 11, 1997
      Joseph E. Parzick

                                 EXHIBIT INDEX

EXHIBIT                                                                                                      PAGE
NUMBER                 DESCRIPTION OF DOCUMENT                                                               NUMBER
----------             ------------------------------------------------------------------------------------  ----------

3.1                --  Certificate of Incorporation of Riverwood Holding, Inc. (formerly known as New River
                       Holding, Inc.) ("Holding")(1)

3.2                --  Restated By-Laws of Holding, as amended effective October 8, 1996(2)

3.3                --  Certificate of Incorporation of RIC Holding, Inc. ("RIC Holding")(4)

3.4                --  Restated By-Laws of RIC Holding, as amended effective October 8, 1996(2)

3.5                --  Certificate of Incorporation of Riverwood International Corporation ("Riverwood")(6)

3.6                --  Restated By-Laws of Riverwood, as amended effective October 8, 1996(2)

4.1                --  Indenture, dated as of July 28, 1997, between Riverwood, RIC Holding, Holding and
                       State Street Bank & Trust Company, as trustee, relating to the 10 5/8% Senior Note due 2007 of Riverwood (3)

4.2                --  Purchase Agreement, dated as of July 23, among Riverwood, Chase Securities Inc.,
                       Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith
                       Incorporated (the "Initial Purchasers")(3)

4.3                --  Registration Rights Agreement, dated as of July 28, 1997, among Riverwood and the
                       Initial Purchasers(3)

4.4                --  Senior Secured Credit Agreement, dated as of March 27, 1996, as amended (the "Credit
                       Agreement"), among Riverwood (as successor to RIC Holding), the lenders named therein (the "Lenders") and The Chase Manhattan Bank (formerly known as Chemical
                       Bank) ("Chase"), as administrative agent(4)

4.5                --  Amendment No. 1 to the Credit Agreement, dated as of September 13, 1996, among
                       Riverwood, the Lenders and Chase, as administrative agent(5)

4.6                --  Amendment No. 2 to the Credit Agreement, dated as of September 17, 1996, among
                       Riverwood, the Lenders and Chase, as administrative agent(5)

4.7                --  Amendment No. 3 to the Credit Agreement, dated as of November 4, 1996, among
                       Riverwood, the Lenders and Chase, as administrative agent(1)

4.8                --  Amendment No. 4 to the Credit Agreement, dated as of July 15, 1997, among Riverwood, the Lenders and Chase, as administrative agent(3)

4.9                --  Machinery Credit Agreement, dated March 27, 1996, among Riverwood International
                       Machinery, Inc., the other borrowers thereto, The Chase Manhattan Bank (formerly known as Chemical Bank), as administrative agent, and the lenders party thereto(4)

EXHIBIT                                                                                                      PAGE
NUMBER                 DESCRIPTION OF DOCUMENT                                                               NUMBER
----------             ------------------------------------------------------------------------------------  ----------
4.10               --  Indenture, dated March 27, 1996, among RIC Holding, Holding, CDRO Acquisition
                       Corporation ("CDRO") and Fleet National Bank of Connecticut, as trustee, relating to the 10 1/4% Senior Notes due 2006 of Riverwood, together with the First Supplemental
                       Indenture and the Second Supplemental Indenture thereto(4)

4.11               --  Indenture, dated March 27, 1996, among RIC Holding, Holding, CDRO and Fleet National
                       Bank of Massachusetts, as trustee, relating to the 10 7/8% Senior Subordinated Notes due 2008 of Riverwood, together with the First Supplemental Indenture and the Second
                       Supplemental Indenture thereto(4)

4.12               --  Facility Agreement between Riverwood Cartons Pty Ltd and Australia and New Zealand
                       Banking Group Limited, dated September 21, 1992, as amended by the Agreement
                       Amending the Facility Agreement, dated September 13, 1995(8)

4.13               --  Indenture, dated as of June 24, 1992, relating to 10 3/4% Senior Notes Due 2000(8)

4.14               --  Indenture, dated as of June 24, 1992, relating to 11 1/4% Senior Subordinated Notes
                       Due 2002(8)

4.15               --  Indenture, dated as of June 30, 1994, relating to 10 3/8% Senior Subordinated Notes
                       Due 2004(8)

4.16               --  Indenture, dated as of September 15, 1993, relating to 6 3/4% Convertible
                       Subordinated Notes Due 2003(8)

5                  --  Opinion of Debevoise & Plimpton regarding the legality of the New Notes being registered(9)

10.1               --  Wood Products Supply Agreement, dated as of October 18, 1996, between Plum Creek
                       Timber Company, L.P. and Riverwood(5)

10.2               --  Form of Investor Stock Subscription Agreement between New River Holding, Inc.
                       (renamed Riverwood Holding, Inc.) and each of the investors named on the schedule thereto(6)

10.3               --  Form of Management Stock Subscription Agreement between New River Holding, Inc.
                       (renamed Riverwood Holding, Inc.) and the purchasers named therein(6)

10.4               --  Form of Management Stock Option Agreement between New River Holding, Inc. (renamed
                       Riverwood Holding, Inc.) and the grantees named therein(6)

10.5               --  Form of Registration and Participation Agreement among New River Holding, Inc.
                       (renamed Riverwood Holding, Inc.) and certain stockholders of New River Holding,
                       Inc.(6)

10.6               --  Form of New River Holding, Inc. Stock Incentive Plan(6)

10.7               --  Form of Stockholders Agreement among New River Holding, Inc. (renamed Riverwood
                       Holding, Inc.) and the stockholders of New River Holding, Inc. named therein(6)

EXHIBIT                                                                                                      PAGE
NUMBER                 DESCRIPTION OF DOCUMENT                                                               NUMBER
----------             ------------------------------------------------------------------------------------  ----------
10.8               --  Form of Indemnification Agreement, among Holding, RIC Holding, Riverwood, Clayton,
                       Dubilier & Rice, Inc. and Clayton, Dubilier & Rice Fund V Limited Partnership(6)

10.9               --  Form of Amended and Restated Employment Agreements, among Riverwood, Holding and each of Thomas H. Johnson, Robert C. Hart, Octavio Orta and Frank R. McCauley(6)

10.10              --  Form of Consulting Agreement, among Holding, RIC Holding, the corporation formerly known as Riverwood, Riverwood and Clayton, Dubilier & Rice, Inc.(6)

10.11              --  Agreement, dated November 11, 1996 among Holding, RIC Holding, Riverwood and Thomas
                       H. Johnson(1)

10.12              --  Loanout Agreement, dated as of October 8, 1996 by and among Holding, RIC Holding,
                       Riverwood and Clayton, Dubilier & Rice, Inc.(1)

10.13              --  Employment Agreement, effective as of March 31, 1997, among Riverwood, Holding and
                       Stephen Humphrey(7)

10.14              --  Management Stock Option Agreement, dated as of March 31, 1997, by and between
                       Holding and Stephen Humphrey(7)

12.1               --  Computation of Ratio of Earnings to Fixed Charges(3)

12.2               --  Computation of EBITDA to Interest Expense(3)

15.1               --  Letter of Coopers & Lybrand Biedermann, Bordasch with respect to unaudited interim financial information(3)

15.2               --  Letter of Deloitte & Touche LLP with respect to unaudited interim financial information(3)

21                 --  List of Subsidiaries of Holding(1)

23.1               --  Consent of Deloitte & Touche LLP(3)

23.2               --  Consent of Cooper & Lybrand L.L.P.(3)

23.3                   Consent of Coopers & Lybrand Biedermann, Bordasch(3)

23.4               --  Consent of Debevoise & Plimpton (included in Exhibit filed as Exhibit 5)(9)

24                 --  Powers of Attorney (included on signature pages to this Registration Statement on
                       Form S-4)(3)

25                 --  Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939
                       (Form T-1) of the Trustee(9)

99.1               --  Form of Letter of Transmittal(9)

99.2               --  Form of Notice of Guaranteed Delivery(9)

EXHIBIT                                                                                                      PAGE
NUMBER                 DESCRIPTION OF DOCUMENT                                                               NUMBER
----------             ------------------------------------------------------------------------------------  ----------
99.3               --  Form of Exchange Agreement between Riverwood and State Street Bank and Trust
                       Company, as the Exchange Agent(9)

------------------------

1  Filed as an exhibit to Holding's Report on Form 10-K, filed March 27, 1997
    (Commission File No. 1-11113) and incorporated herein by reference

2  Filed as an exhibit to Holding's Report on Form 10-Q, filed November 8, 1996
    (Commission File No. 1-11113) and incorporated herein by reference

3  Filed herewith

4  Filed as an exhibit to RIC Holding's Annual Report on Form 10-K, filed April
    16, 1996 (Commission File No. 1-11113) and incorporated herein by reference

5  Filed as an exhibit to Holding's Report on Form 8-K, filed October 21, 1996
    (Commission File No. 1-11113) and incorporated herein by reference

6  Filed as an exhibit to Registration Statement on Form S-1 (Registration No.
    33-80475) of New River Holding, Inc. (renamed Riverwood Holding, Inc.) under the Securities Act of 1933, as amended, and incorporated herein by reference

7  Filed as an exhibit to Holding's Report on Form 10-Q, filed May 9, 1997
    (Commission File No. 1-11113) and incorporated herein by reference

8 Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the registrants agree to furnish a copy of such document to the Securities and Exchange Commission upon request

9  To be filed by amendment